Exhibit 99.1

November 22, 2016

To the Shareholders of MakeMyTrip Limited:

You are cordially invited to attend a special meeting of shareholders of MakeMyTrip Limited (“MakeMyTrip”) to be held at MakeMyTrip’s corporate headquarters located at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India, on December 9, 2016 at 5:00 p.m. local India time, as set forth in the attached Notice of Special Meeting of Shareholders.

At the special meeting you will be asked to consider and vote on the proposed acquisition by MakeMyTrip of Ibibo Group Holdings (Singapore) Private Limited (“ibibo Group”) from MIH Internet SEA Private Limited (“Parent”), an indirect subsidiary of Naspers Limited, under the terms of a Transaction Agreement (the “Transaction Agreement”) entered into between Parent and MakeMyTrip on October 18, 2016.

Under the terms of the proposed acquisition, MakeMyTrip will acquire 100% of the outstanding stock of ibibo Group in exchange for Parent receiving a 40% stake in MakeMyTrip, making it the largest shareholder of MakeMyTrip. Parent will also contribute cash to MakeMyTrip at closing to ensure ibibo Group’s net working capital constitutes 40% of the consolidated net working capital of MakeMyTrip after giving effect to the acquisition (subject to certain adjustments).

I will remain Group CEO and Executive Chairman of MakeMyTrip and co-founder Rajesh Magow will continue to remain CEO India of MakeMyTrip following the closing. Founder and CEO of ibibo Group, Ashish Kashyap, will join MakeMyTrip’s executive team as a co-founder and President of the organization.

The directors of MakeMyTrip who voted to approve the proposed acquisition have determined that the proposed acquisition is in the best interests of MakeMyTrip and its shareholders and unanimously recommend that you vote “FOR” the proposed acquisition at the special meeting.

Details of the proposed acquisition and the other transactions contemplated by the Transaction Agreement as well as other important information are contained in the enclosed proxy statement. You are urged to read the enclosed proxy statement and the agreements attached to the proxy statement in their entirety.

Furthermore, additional information regarding MakeMyTrip and ibibo Group will be made available to shareholders of MakeMyTrip subsequent to the delivery of the enclosed proxy statement on MakeMyTrip’s investor relations page on its website at http://investors.makemytrip.com and via the filing of one or more Form 6-Ks by MakeMyTrip prior to the special meeting. The foregoing Form 6-Ks, and any other Form 6-Ks submitted by MakeMyTrip that by their terms purport to be incorporated by reference into the enclosed proxy statement, shall be deemed to be a part of the enclosed proxy statement and shall automatically update the enclosed proxy statement to the extent thereof.

MakeMyTrip urges you to read the enclosed material carefully and requests that you complete and return the enclosed form of proxy as soon as possible. YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. We cannot complete the acquisition without the requisite approval of MakeMyTrip’s shareholders. To ensure that your shares are voted at the special meeting, please return your form of proxy promptly, whether or not you plan to attend. You may, of course, attend the special meeting and vote in person, even if you have previously returned your proxy.

i

The directors of MakeMyTrip who voted to approve the proposed acquisition would like to thank you for your support and urge you to vote “FOR” the approval and adoption of the Transaction Agreement and the transactions contemplated thereby at the special meeting.

Sincerely,

Deep Kalra

Group Chairman and Group Chief Executive Officer

November 22, 2016

MAKEMYTRIP LIMITED

Notice of Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that a special meeting of MakeMyTrip Limited (“MakeMyTrip”) will be held at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India on December 9, 2016 at 5:00 p.m. local India time, and at any adjourned or postponed meeting thereof, for the following purpose:

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT (a) the Transaction Agreement, dated October 18, 2016 (the “Transaction Agreement”), by and among MakeMyTrip Limited, a limited liability company organized under the laws of Mauritius (“MakeMyTrip”), MIH Internet SEA Private Limited, a limited liability company organized under the laws of Singapore (“Parent”), and solely with respect to Article XIII thereof, MIH B2C Holdings B.V., a private limited liability company organized under the laws of The Netherlands, and the agreements, documents, actions or transactions contemplated thereby or relating thereto (collectively, the “Transaction”), including, without limitation, the acquisition of all of the issued and outstanding ordinary shares of Ibibo Group Holdings (Singapore) Private Limited, a limited liability company organized under the laws of Singapore, from Parent, the issuance and delivery of Class B convertible ordinary shares of MakeMyTrip in connection with the Transaction Agreement and the Transaction and the issuance and delivery of any shares into which any of such Class B convertible ordinary shares are converted and (b) for purpose of sections 143(h) and 146 of the Companies Act 2001, Naspers Limited (“Naspers”), and its affiliates, and any successor in interest in Class B convertible ordinary shares of MakeMyTrip, which successor in interest has the right to nominate directors to the board of directors of MakeMyTrip under the Transaction Agreement or the Transaction, and its affiliates, shall not be deemed to be a competing company with MakeMyTrip, and any person nominated at any time to said board of directors by any of the foregoing shall not be deemed to compete with MakeMyTrip as a result of such person’s being a director or officer of any of the foregoing, be and are hereby, adopted and approved in all respects.”

Additional information regarding MakeMyTrip and ibibo Group will be made available to shareholders of MakeMyTrip subsequent to the delivery of this notice of special meeting on MakeMyTrip’s investor relations page on its website at http://investors.makemytrip.com and via the filing of one or more Form 6-Ks by MakeMyTrip prior to the special meeting. The foregoing Form 6-Ks, and any other Form 6-Ks submitted by MakeMyTrip that by their terms purport to be incorporated by reference into this notice of special meeting, shall be deemed to be a part of this notice of special meeting and shall automatically update this notice of special meeting to the extent thereof.

You are cordially invited to attend the special meeting in person. Your vote is important. If you cannot attend the special meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy as soon as possible and prior to December 7, 2016. We must receive the form of proxy no later than 48 hours before the time appointed for the special meeting to ensure your representation at such special meeting.

By Order of the Board of Directors,

MakeMyTrip Limited

/s/ Deep Kalra
Deep Kalra
Group Chairman and Group Chief Executive Officer

Port Louis, Mauritius, November 22, 2016

Group Office:	Registered Office:
Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016 India	The offices of CIM Corporate Services Ltd. Les Cascades Building 33 Edith Cavell St. Port Louis Mauritius

MAKEMYTRIP LIMITED

(a limited liability company organized under the laws of Mauritius)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1,

Gurgaon, Haryana 122016

India

Proxy Statement for Special

Meeting of Shareholders of MakeMyTrip Limited

To Be Held on December 9, 2016

v

FREQUENTLY USED TERMS

“Class B Member” means a holder of Class B Shares.

“Class B Shares” means Class B convertible ordinary shares, par value $0.0005 per share, of MakeMyTrip to be issued to Parent pursuant to the Transaction Agreement, which shares shall have the terms set forth in the Terms of Issue.

“Closing” means the closing of the Transaction.

“Closing Date” means the date of Closing.

“Covered Shares” means (i) the Class B Shares and (ii) any MakeMyTrip ordinary shares acquired by Parent or any of its affiliates after the Closing to the extent ownership of such ordinary shares allows Parent to satisfy a required ownership percentage and acquire additional investor rights under the Transaction Agreement or Terms of Issue that it would not have but for the beneficial ownership of such ordinary shares.

“Ctrip” means Ctrip.com International Ltd., a company incorporated under the laws of the Cayman Islands and a shareholder of MakeMyTrip.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Guarantor” means MIH B2C Holdings B.V., a private limited liability company organized under the laws of The Netherlands.

“ibibo Group” means Ibibo Group Holdings (Singapore) Private Limited, a limited liability company organized under the laws of Singapore.

“MakeMyTrip” means MakeMyTrip Limited, a limited liability company organized under the laws of Mauritius.

“Meeting” means the special meeting of shareholders of MakeMyTrip to be held on December 9, 2016 at 5:00 p.m. local India time, or any adjournment or postponement thereof.

“Parent” means MIH Internet SEA Private Limited, a limited liability company organized under the laws of Singapore and an indirect subsidiary of Naspers Limited.

“SAIF” means SB Asia Investment Fund II L.P., a fund incorporated under the laws of the Cayman Islands and a shareholder of MakeMyTrip.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Terms of Issue” means the terms of issue governing the rights and preferences of Class B Shares issued pursuant to the Transaction Agreement, a copy of which is attached hereto as Annex B.

“Transaction” means the transactions contemplated by the Transaction Agreement and all other agreements and documents executed or entered into in connection therewith and all other transactions contemplated thereby, including without limitation, the acquisition by MakeMyTrip of all of the issued and outstanding capital stock of ibibo Group from Parent and the issuance by MakeMyTrip of Class B Shares to Parent in accordance with the Transaction Agreement.

“Transaction Agreement” means the Transaction Agreement, dated October 18, 2016, by and among MakeMyTrip, Parent and solely with respect to Article XIII thereof, Guarantor, a copy of which is attached hereto as Annex A.

“Travogue” means Travogue Electronic Travel Private Limited, a company organized under the laws of India and a shareholder of MakeMyTrip.

INTRODUCTION

General

This proxy statement is being furnished to shareholders of MakeMyTrip in connection with the solicitation of proxies by its board of directors from holders of outstanding ordinary shares of MakeMyTrip for use at the Meeting. At the Meeting, shareholders will be asked to consider and vote on the Transaction Agreement and the proposed Transaction.

Pursuant to the terms of the Transaction Agreement, MakeMyTrip will acquire all of the issued and outstanding capital stock of ibibo Group from Parent and Parent will be issued 38,971,539 shares of a newly created class of capital stock of MakeMyTrip, Class B Shares, the rights and preferences of which will be governed by the Terms of Issue, representing 40% of MakeMyTrip’s outstanding voting securities calculated on a fully diluted basis and taking into consideration the option described in clause (ii) below. Parent will also (i) be required to contribute enough cash to MakeMyTrip at the Closing to ensure that ibibo Group’s net working capital represents 40% of MakeMyTrip’s consolidated net working capital after giving effect to the Transaction (subject to certain adjustments) and (ii) have the right to purchase at Closing up to 413,035 ordinary shares of MakeMyTrip at $21.19 per share.

On October 18, 2016, those directors of MakeMyTrip who voted on the Transaction unanimously (i) determined that the Transaction Agreement and the Transaction are advisable for, fair to and in the best interests of MakeMyTrip and its shareholders, (ii) authorized, approved, confirmed, ratified and adopted in all respects the Transaction Agreement and the Transaction and (iii) recommended that the shareholders of MakeMyTrip adopt and approve the Transaction Agreement and the Transaction.

Overview of ibibo Group

ibibo Group operates integrated travel properties such as Goibibo.com (leading hotels and air aggregator), redBus.in (leading online bus ticketing platform), YourBus (vehicle tracking application) and ibibo Ryde (car sharing application). The ibibo Group mission is to organize the transportation and accommodation industry and connect it with travellers. At 7.65 million unique transactions a quarter, ibibo Group is one of the leading travel companies in India.

Voting at the Special Meeting of Shareholders

The close of business on November 21, 2016 has been established as the record date (the “Record Date”) for the determination of shareholders entitled to notice of, and to vote at, the Meeting.

Approval of the Transaction at the Meeting requires the affirmative vote of a majority of the MakeMyTrip ordinary shares present, in person or represented by proxy, and voting at the Meeting. The presence, in person or by proxy, of one or more shareholders who are able to exercise not less than 33.3% of the votes entitled to be cast at the Meeting, will constitute a quorum for the Meeting. Deep Kalra, Travogue, Rajesh Magow and Ctrip, who in the aggregate represent approximately 26.0% of MakeMyTrip’s outstanding voting securities as of October 31, 2016, have entered into voting agreements with Parent and have agreed not to transfer any of the ordinary shares of MakeMyTrip owned by them during the terms of their voting agreements and to vote their ordinary shares of MakeMyTrip as of the Record Date in favor of the Transaction. SAIF has also entered into a voting agreement with Parent with respect to its shares, but SAIF retained its right to transfer its ordinary shares and only agreed to vote the ordinary shares of MakeMyTrip held by it as of the Record Date in favor of the Transaction. As of October 31, 2016, SAIF owned 1,161,443 ordinary shares of MakeMyTrip, representing approximately 2.25% of the outstanding voting securities of MakeMyTrip.

If holders of a majority of MakeMyTrip ordinary shares present at the Meeting (in person or by proxy) do not vote in favor of the Transaction, the Transaction will not be consummated. Votes may be cast “FOR” or

“AGAINST” the Transaction or a shareholder may abstain from voting on the Transaction. Since approval of the Transaction requires an affirmative vote of a majority of the ordinary shares present and voting at the Meeting, a vote to abstain will have the same effect as a vote “AGAINST” the Transaction, although your presence will still count for quorum purposes. If you fail to submit a proxy or to vote in person at the Meeting, your shares will not be voted.

In order to vote on the approval of the Transaction at the Meeting, shareholders may attend the Meeting and vote in person or deliver executed proxies in the form attached to this proxy statement to the following address:

MakeMyTrip Limited

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1,

Gurgaon, Haryana 122016

India

Attention: Kamal Avutapalli

SUMMARY TERM SHEET FOR THE TRANSACTION

The following is a brief description of certain material aspects of the Transaction and does not contain all the information that may be important to you. A more detailed summary of material terms of the Transaction can be found in the section of this proxy statement titled “The Transaction.” A description of additional terms of the Transaction Agreement and the other agreements entered into in connection with the Transaction can also be found in the section of this proxy statement titled “Transaction Agreements – Additional Terms.” MakeMyTrip urges you to read carefully this proxy statement in its entirety, including the agreements attached as annexes and the documents and other information incorporated by reference into this proxy statement.

Closing Date Transactions

At Closing, MakeMyTrip will acquire all of the issued and outstanding capital stock of ibibo Group from Parent in exchange for Parent receiving 38,971,539 Class B Shares of MakeMyTrip, representing 40% of MakeMyTrip’s outstanding voting securities calculated on a fully diluted basis and taking into consideration the fact that Parent will also have an option to purchase up to 413,035 ordinary shares of MakeMyTrip at Closing.

Parent will also contribute cash to MakeMyTrip at Closing to ensure that ibibo Group’s net working capital represents 40% of the consolidated net working capital of MakeMyTrip after giving effect to the Transaction (subject to certain adjustments).

Restructuring

As of the date of the Transaction Agreement, ibibo Group held, either directly or indirectly, 51.85% of the ownership of TEK Travels Private Limited and 13.64% of the ownership of PayU Global B.V., Netherlands. Prior to Closing, ibibo Group will transfer its ownership stake in these two entities to Parent or one of its affiliates such that MakeMyTrip will acquire ibibo Group without its ownership interests in these entities at Closing.

Parent and its affiliates will also be transferring to ibibo Group prior to Closing, all intellectual property rights that such entities own and which primarily relate to, or are otherwise necessary for, the conduct of the ibibo Group business.

Material Class B Holder Rights and Restrictions

The Class B Shares issued to Parent at Closing will be a newly created class of capital stock of MakeMyTrip, the rights and preferences of which will be governed by the Terms of Issue. Except as specifically provided in the Terms of Issue, the powers and relative participation rights of Class B Shares are identical to those of ordinary shares of MakeMyTrip and vote together with the ordinary shares as a single class with one vote per Class B Share. Class B Shares are convertible into ordinary shares of MakeMyTrip on demand by the holder or automatically in the event of transfers of Class B Shares in certain circumstances. Class B Shares are also subject to specific restrictions on transfer set forth in the Terms of Issue.

The Terms of Issue specifically grant Class B Members additional rights, subject to certain circumstances and conditions, including without limitation, the following:

•	preemptive rights to purchase additional Class B Shares to allow the Class B Members to retain their percentage voting power in MakeMyTrip in the event of an issuance of securities by MakeMyTrip;

•	rights to appoint 4 out of 10 members to the board of directors of MakeMyTrip immediately following the Closing and in proportion to the percentage ownership of Class B Members thereafter;

•	rights to appoint a Class B director to each committee of the board of directors and the right to have observation rights at all audit committee meetings in the event a Class B director does not serve on the audit committee; and

•	rights to take action in respect of certain reserved matters only upon the approval of a majority of the directors of MakeMyTrip and a majority of the Class B directors.

Given the foregoing rights, and the fact that Parent is not restricted from purchasing additional ordinary shares of MakeMyTrip on the open market following Closing (subject to certain related party transaction approval requirements as more fully set forth in the section of this proxy statement titled “Transaction Agreements – Additional Terms – The Transaction Agreement”), Parent may be able to acquire enough ordinary shares of MakeMyTrip to control more than a majority of MakeMyTrip’s outstanding voting securities and consequently the right to appoint a majority of MakeMyTrip’s board of directors.

Voting Agreements and Conversion of Ctrip Convertible Notes

Concurrently with the signing of the Transaction Agreement, Parent entered into voting agreements with Deep Kalra, Travogue, Rajesh Magow, Ctrip and SAIF, each of whom are shareholders of MakeMyTrip.

Pursuant to their voting agreements, Deep Kalra, Travogue, Rajesh Magow and Ctrip have each agreed not to transfer any of the ordinary shares owned by them during the terms of their voting agreements and to vote all ordinary shares of MakeMyTrip beneficially owned by each of them as of the Record Date (being 13,389,556 ordinary shares in aggregate and representing approximately 26.0% of MakeMyTrip’s outstanding voting securities as of October 31, 2016) in favor of the Transaction. This includes 9,857,028 ordinary shares issued to Ctrip following the conversion of its 4.25% Convertible Notes due 2021, which Ctrip converted and agreed to not transfer and vote in favor of the Transaction prior to the Record Date pursuant to its voting agreement.

Pursuant to SAIF’s voting agreement, SAIF agreed to vote all ordinary shares of MakeMyTrip beneficially owned by it as of the Record Date in favor of the Transaction. However, unlike the other shareholders who entered into voting agreements with Parent, SAIF is not subject to restrictions on transfer of its ordinary shares prior to the Record Date. As of October 31, 2016, SAIF owned 1,161,443 ordinary shares of MakeMyTrip, representing approximately 2.25% of the outstanding voting securities of MakeMyTrip.

Change in Control Severance Agreements

In connection with the Transaction, MakeMyTrip, through its subsidiary, MakeMyTrip (India) Private Limited, entered into change in control severance agreements with MakeMyTrip’s executives, Deep Kalra and Rajesh Magow, and ibibo Group’s executive, Ashish Kashyap, granting each of them rights to severance payments and benefits in certain circumstances in the event of termination following Closing.

Equity Awards to Executives

Certain equity awards previously granted by ibibo Group to its employees will be converted into MakeMyTrip restricted stock units (“RSUs”). MakeMyTrip will also grant RSUs to certain ibibo Group employees following Closing. However, the number of ordinary shares of MakeMyTrip required to be issued in connection with such RSU issuances will not exceed 1,839,552 ordinary shares of MakeMyTrip in the aggregate.

MakeMyTrip’s board of directors (with only the disinterested directors voting on the matter) will also grant RSUs (on terms and conditions similar to prior grants) in respect of an aggregate amount of 1,875,840 MakeMyTrip ordinary shares to certain of its executives at Closing.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following questions and answers briefly address some commonly asked questions about the Transaction and the Meeting. They may not include all the information that is important to shareholders of MakeMyTrip. Shareholders should carefully read this entire proxy statement, including the annexes and the other documents referred to or incorporated by reference herein.

Q:	What is the Transaction?

A:	MakeMyTrip, Parent and solely with respect to Article XIII thereof, Guarantor have entered into a Transaction Agreement, dated as of October 18, 2016. Pursuant to the terms of the Transaction Agreement, at the Closing, MakeMyTrip will acquire all of the issued and outstanding capital stock of ibibo Group from Parent. As consideration for the sale of ibibo Group’s capital stock, Parent will be issued 38,971,539 Class B Shares of MakeMyTrip (representing 40% of MakeMyTrip’s outstanding voting securities calculated on a fully diluted basis and taking into consideration the option described in the next sentence), the rights and preferences of which will be governed by the Terms of Issue. Parent will also have the right to purchase at Closing up to 413,035 ordinary shares of MakeMyTrip at $21.19 per share. At Closing, Parent will contribute an amount in cash to MakeMyTrip equal to two-thirds of MakeMyTrip’s estimated net cash as of the Closing Date (subject to certain adjustments) to ensure that ibibo Group’s net working capital represents 40% of MakeMyTrip’s consolidated net working capital after giving effect to the Transaction. A more detailed discussion of the material terms of the Transaction and the agreements entered into in connection therewith can be found in the sections of this proxy statement titled “The Transaction” and the “Transaction Agreements – Additional Terms.” Furthermore, a copy of the Transaction Agreement and the Terms of Issue are attached to this proxy statement as Annex A and Annex B, respectively.

Q:	Why am I receiving this proxy statement?

A:	MakeMyTrip is sending these materials to its shareholders to help them decide how to vote their ordinary shares of MakeMyTrip at the Meeting.

The Transaction cannot be completed unless MakeMyTrip shareholders approve the Transaction. MakeMyTrip is holding a special meeting of its shareholders to vote on the Transaction. Information about the Meeting and the Transaction is contained in this proxy statement.

The enclosed voting materials allow you to vote your ordinary shares without attending the Meeting in person.

Your vote is important. MakeMyTrip encourages you to vote as soon as possible. For more information on how to vote your shares, please see the section of this proxy statement titled “Special Meeting of the Shareholders – Voting Procedure.”

Q:	Will this proxy statement be the only information I receive regarding the Transaction?

A:	Additional information regarding MakeMyTrip and ibibo Group will be made available to shareholders of MakeMyTrip subsequent to the delivery of this proxy statement on MakeMyTrip’s investor relations page on its website at http://investors.makemytrip.com and via the filing of one or more Form 6-Ks by MakeMyTrip prior to the Meeting. The foregoing Form 6-Ks, and any other Form 6-Ks submitted by MakeMyTrip that by their terms purport to be incorporated by reference into this proxy statement, shall be deemed a part of this proxy statement and shall automatically update this proxy statement to the extent thereof.

Additional information about MakeMyTrip is also available in its public filings with the SEC, which are available at the website maintained by the SEC at www.sec.gov and printed copies of which can also be obtained, free of charge, by directing a request to Jonathan Huang, Vice President – Investor Relations at Jonathan.Huang@makemytrip.com or +1 (917) 769-2027.

Q:	When do MakeMyTrip and Parent expect to complete the Transaction?

A:	MakeMyTrip and Parent are working to complete the Transaction as soon as practicable. Neither MakeMyTrip nor Parent can predict, however, the actual date on which the Transaction will be completed because it is subject to conditions beyond each company’s control, including governmental approvals and the approval of MakeMyTrip’s shareholders. See the section of this proxy statement titled “The Transaction Agreement – Conditions Precedent to the Completion of the Transaction.”

Q:	What vote is required to approve the Transaction at the Meeting?

A:	Approval and adoption of the Transaction Agreement and the Transaction by the shareholders of MakeMyTrip requires the affirmative vote of a majority of the ordinary shares of MakeMyTrip as of the Record Date present, in person or represented by proxy, and voting on the matter at the Meeting. A vote to abstain on the matter will have the same effect as a vote “AGAINST” the Transaction. If you fail to submit a proxy or to vote in person at the Meeting or if your MakeMyTrip ordinary shares are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your MakeMyTrip ordinary shares, your shares will not be voted.

Q:	Have any MakeMyTrip shareholders agreed to vote their shares in favor of the Transaction?

A:	Deep Kalra, Travogue, Rajesh Magow and Ctrip have each agreed to not transfer their ordinary shares of MakeMyTrip and to vote all ordinary shares of MakeMyTrip beneficially owned by each of them as of the Record Date (being 13,389,556 ordinary shares in aggregate and representing approximately 26.0% of MakeMyTrip’s outstanding voting securities as of October 31, 2016) in favor of the Transaction. A more detailed summary concerning the terms of each shareholder’s voting agreement can be found in the section of this proxy statement titled “The Transaction – Voting Agreements and Conversion of Ctrip Convertible Notes.”

MakeMyTrip’s shareholder, SAIF, has also agreed to vote all ordinary shares of MakeMyTrip beneficially owned by it as of the Record Date in favor of the Transaction. However, unlike the other shareholders who entered into voting agreements in connection with the Transaction, SAIF is not subject to restrictions on transfer of its ordinary shares prior to the Record Date. As of October 31, 2016, SAIF beneficially owned 1,161,443 ordinary shares of MakeMyTrip, representing approximately 2.25% of MakeMyTrip’s outstanding voting securities as of October 31, 2016.

Q:	What happens if a sufficient number of MakeMyTrip shareholders do not vote in favor of the Transaction?

A:	If a sufficient number of shareholders of MakeMyTrip do not vote in favor of adopting and approving the Transaction Agreement and the Transaction, then the Transaction will not be consummated. In such case, ibibo Group will continue to remain as a company owned by Parent and independent from MakeMyTrip, and both parties will continue to be responsible for their own transaction costs incurred in connection with the Transaction.

Q:	What constitutes a quorum for purposes of the Meeting?

A:	The presence, in person or by proxy, of one or more shareholders who are able to exercise not less than 33.3% of the votes entitled to be cast at the Meeting as of the Record Date constitutes a quorum for the Meeting. Abstentions will be counted as present for purposes of determining whether there is a quorum.

Q:	Did MakeMyTrip’s board of directors approve the Transaction? How does the board of directors recommend that I vote?

A:	Deep Kalra, Rajesh Magow and James Jianzhang Liang, each directors of MakeMyTrip, abstained from voting on the Transaction and the Transaction Agreement in their capacities as directors of MakeMyTrip due to potential conflicts of interest. A more detailed discussion of the interests of each director in the Transaction are discussed in the section of this proxy statement titled “Interests of MakeMyTrip’s Executive Officers and Directors in the Transaction.”

The remaining directors of MakeMyTrip unanimously (i) determined that the Transaction Agreement and the Transaction are advisable for, fair to and in the best interests of MakeMyTrip and its shareholders, (ii) authorized, approved, confirmed, ratified and adopted in all respect the Transaction Agreement and the Transaction and (iii) recommended that the shareholders of MakeMyTrip adopt and approve the Transaction Agreement and the Transaction.

Shareholders should also note, however, that under the terms of the Transaction Agreement, the board of directors may not withhold, withdraw or modify its recommendation to adopt and approve the Transaction Agreement and Transaction, even in light of any change in circumstances following the date of its recommendation. Mauritius law does not require that MakeMyTrip’s board of directors maintain the ability to change its recommendation, even in light of changed circumstances or the ability to terminate the Transaction Agreement in the light of a superior competing transaction (for further details on MakeMyTrip’s inability to evaluate competing transactions see the section of the proxy statement titled “The Transaction – Competing Transactions and Revocation of Board’s Recommendation”), and MakeMyTrip’s inability to change its recommendation or terminate the Transaction Agreement in light of a superior competing transaction was insisted upon by Parent as a condition to it entering into the Transaction Agreement on its final negotiated terms.

Q:	How do I vote my ordinary shares of MakeMyTrip?

A:	After carefully reading and considering the information contained in this proxy statement or incorporated by reference herein, please vote your ordinary shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions provided in the section of this proxy statement titled “Special Meeting of The Shareholders – Voting Procedure.”

Q:	Whom should I contact if I need assistance submitting my proxy or need additional copies of the proxy materials?

A:	If you need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed form of proxy, you should contact MakeMyTrip’s transfer agent, Computershare Trust Company, N.A., at 800-522-6645 or web.queries@computershare.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of MakeMyTrip, ibibo Group and the combined businesses of MakeMyTrip and ibibo Group. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond MakeMyTrip’s or ibibo Group’s control. In addition, these forward-looking statements reflect MakeMyTrip’s current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in the section of this proxy statement titled “Risk Factors.”

In view of these uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.

Except as required by law, MakeMyTrip undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

THE TRANSACTION

The following is a description of the material aspects of the Transaction. This discussion highlights material information regarding the Transaction and does not contain all the information that may be important to you. Additional terms of the Transaction Agreement and the other agreements entered into in connection with the Transaction can be found in the section of this proxy statement titled “Transaction Agreements – Additional Terms.” MakeMyTrip urges you to read carefully this proxy statement in its entirety, including the agreements attached as annexes and the documents and other information incorporated by reference into this proxy statement.

Closing Date Transactions

At Closing, MakeMyTrip will acquire all of the issued and outstanding ordinary shares of ibibo Group from Parent such that, following Closing, ibibo Group will be a wholly owned subsidiary of MakeMyTrip. In consideration for such acquisition, MakeMyTrip will issue 38,971,539 Class B Shares to Parent at Closing. At Closing, Parent will also have an option to purchase up to 413,035 ordinary shares of MakeMyTrip at $21.19 per share, such that following Closing, Parent will own approximately 40% of the outstanding equity of MakeMyTrip (as calculated on a fully diluted basis). Parent is not prohibited or otherwise restricted from purchasing additional shares of MakeMyTrip on the open market following Closing (subject to certain related party transaction approval requirements as more fully set forth in the section of this proxy statement titled “Transaction Agreements – Additional Terms – The Transaction Agreement”), which means its percentage ownership in MakeMyTrip could potentially exceed 40%. As described more fully in the section of this proxy statement titled “The Transaction – Material Class B Holder Rights and Restrictions – Board-Related Rights,” Parent will be entitled to nominate directors to MakeMyTrip’s board of directors in proportion to its percentage ownership in MakeMyTrip. The fact that Parent is not restricted from purchasing additional shares of MakeMyTrip on the open market following Closing and that Parent will be entitled to board representation in proportion to its ownership, means Parent may be able to acquire enough ordinary shares of MakeMyTrip to control more than a majority of MakeMyTrip’s outstanding voting securities and consequently the right to appoint a majority of MakeMyTrip’s board of directors.

The Transaction Agreement also provides that Parent will contribute to MakeMyTrip an amount in cash at Closing equal to two-thirds of MakeMyTrip’s estimated net cash as of the close of business on the Closing Date (subject to adjustment as described more fully in the section of this proxy statement titled “Transaction Agreements – Additional Terms – The Transaction Agreement”) in order to ensure that ibibo Group’s net working capital represents 40% of MakeMyTrip’s consolidated net working capital after giving effect to the Transaction.

Prior to Closing, Parent will carve out certain lines of business owned by ibibo Group such that MakeMyTrip will be acquiring those businesses of ibibo Group that relate primarily to ibibo Group’s business-to-consumer online travel business as described below.

Restructuring & TBO Disposal

As of the date of the Transaction Agreement, ibibo Group held (i) indirectly, through its wholly owned subsidiary, 51.85% of the ownership of TEK Travels Private Limited, an Indian entity engaged in the business-to-business online travel industry (“TBO”) and (ii) directly, 13.64% of the ownership of PayU Global B.V., Netherlands, a Netherlands entity engaged in the business of online payment processing and other payment solutions (“PayU”).

Prior to the Closing, Parent has agreed to carve out the TBO and PayU lines of business from ibibo Group such that MakeMyTrip will not acquire these businesses in connection with the Transaction. More specifically, prior to Closing, ibibo Group will transfer its ownership interests in TBO and PayU to Parent or one of its affiliates and MakeMyTrip will acquire ibibo Group without its ownership interests in these entities.

Although MakeMyTrip will not acquire TBO, the parties have agreed that in the event that Parent, directly or indirectly, disposes of the TBO business, in whole or in part, on or prior to the fifth anniversary of the Closing, then Parent shall, within 10 business days following the completion of such disposal, pay to MakeMyTrip an amount in cash equal to 50% of the product of (i) the total net proceeds of such disposal (after taking into account any applicable taxes and transaction costs), multiplied by (ii) the lower of (a) 51.85% and (b) Parent’s percentage ownership interest in the TBO business as of the date of such disposal. In the event that all or any portion of the TBO business remains owned by Parent on the fifth anniversary of the Closing, then within 10 business days thereafter, Parent will make a capital contribution, without receiving any MakeMyTrip securities in return, to MakeMyTrip of an amount in cash equal to 50% of the product of (i) $78,000,000, multiplied by (ii) the lower of (a) 51.85% and (b) Parent’s percentage ownership interest in the TBO business as of the fifth anniversary of the Closing.

In addition, prior to Closing, Parent and its affiliates will transfer to ibibo Group, all intellectual property rights that such entities own and which primarily relate to, or are otherwise necessary for, the conduct of the ibibo Group business as of the date of the Transaction Agreement.

Material Class B Holder Rights and Restrictions

As noted above, at the Closing, Parent will be issued Class B Shares, which constitute a newly created class of capital stock of MakeMyTrip. Immediately following Closing, Parent will be the only holder of Class B Shares. In connection with the issuance of Class B Shares to Parent, Parent and MakeMyTrip have agreed to certain rights and preferences to be held by Parent (and other permitted transferees) as the holder of Class B Shares as more fully set forth in the Terms of Issue. As a general matter, except as specifically provided in the Terms of Issue, the powers and relative participation rights of Class B Shares are identical to those of ordinary shares of MakeMyTrip and vote together with ordinary shares as a single class with one vote per Class B Share. Class B Shares are also convertible into ordinary shares of MakeMyTrip on demand by the holder or automatically in the event of transfers of Class B Shares in certain circumstances. A more detailed discussion of the voting powers and conversion rights of Class B Shares can be found in the section of this proxy statement titled “Transaction Agreements – Additional Terms – Terms of Issue.”

The Terms of Issue also provide the Class B Shares with certain additional rights, including without limitation, preemptive rights, board-related rights and rights with respect to certain reserved matters as described below. Class B Shares are also subject to certain restrictions on transfer described below.

Preemptive Rights

If MakeMyTrip at any time proposes to issue voting securities (including as acquisition consideration in connection with an acquisition by MakeMyTrip) and Parent and all Permitted Holders (as defined below) own 10% or more of the voting power of all MakeMyTrip voting securities, then Class B Members shall have the right to subscribe for and purchase from MakeMyTrip additional Class B Shares in such amount as to allow such holders to maintain the same percentage voting power as prior to the issuance. “Permitted Holders” refers to (i) Naspers Limited or any of its affiliates, (ii) any person that directly or indirectly acquires all or a substantial portion of Naspers Limited’s e-commerce business or any affiliate of such person, (iii) any person that directly or indirectly acquires all or a substantial portion of Naspers Limited’s business-to-consumer business or any affiliate of such person or (iv) the transferee or its affiliates following a Forty Percent Transfer. A “Forty Percent Transfer” refers to a transfer of Class B Shares to a person other than a Permitted Holder involving (i) Class B Shares equal to or more than 40% of the total voting power of all MakeMyTrip voting securities or (ii) all of the Class B Shares held by such transferring Class B Members, so long as such Class B Shares represent at least 30% of the total voting power of all MakeMyTrip voting securities.

The price payable in connection with the exercise of such preemptive rights shall be as follows:

•	in the case of securities issued pursuant to an employee benefit plan, the market price on the date of the issuance;

•	in the case of securities issued as acquisition consideration, the implied price per share pursuant to the terms of such acquisition (taking into account any indebtedness assumed pursuant to such acquisition); and

•	in the case of any other issuance, the price offered to all other investors participating in such issuance.

Notwithstanding the foregoing, the preemptive rights described above will not apply with respect to issuances made pursuant to MakeMyTrip’s 2001 Equity Option Plan and 2010 Share Incentive Plan.

Board-Related Rights

Nomination Rights

At the Closing, the board of directors of MakeMyTrip will consist of ten members as follows: (i) four directors nominated by the Class B Members (including one Mauritius resident), (ii) two directors nominated by MakeMyTrip, (iii) one director nominated by Ctrip and (iv) three independent directors (including one Mauritius resident). For further details on MakeMyTrip’s board of directors immediately following the Closing, see the section of this proxy statement titled “Executive Officers and Directors of MakeMyTrip After the Transaction.”

Thereafter, so long as Parent and all Permitted Holders own 10% or more of the voting power of all MakeMyTrip voting securities, the Class B Members will be entitled to (i) nominate from time to time a number of directors to the board of directors of MakeMyTrip in proportion to their percentage ownership of MakeMyTrip as a whole (including if over 40%), rounded to the nearest whole number; provided that, for so long as the Class B Members are entitled to nominate at least four directors to MakeMyTrip’s board of directors, at least one of the nominees shall be a Mauritius resident and (ii) request the removal of any Class B director at any time. In the event of any vacancy of a Class B director, the Class B Members shall have the exclusive right to designate a replacement to fill such vacancy, and except as required by law or MakeMyTrip’s constitution, neither MakeMyTrip nor its board of directors may remove any Class B director unless such removal is at the written direction of the Class B Members or for cause.

In the event the number of Class B directors at any given time is greater than the number of directors the holders of Class B Shares are entitled to nominate (in proportion to their percentage ownership as described above), the Class B Members shall cause the applicable number of Class B directors to tender their resignations from the board of directors promptly, including causing all Class B directors to tender resignations in the event Parent and Permitted Holders no longer own at least 10% of the voting power of all MakeMyTrip voting securities.

Quorum

At any time Parent and all Permitted Holders hold 15% or more of the voting power of all MakeMyTrip voting securities, then the quorum for meetings of the board of directors shall require a majority of the board of directors, including no fewer than two Class B directors and two Mauritius resident directors. If a quorum is not met due to the absence of Class B directors, the meeting of the board of directors will be postponed one week, and quorum may be achieved at such postponed meeting without the presence of the Class B directors; provided, however, any action taken at such postponed meeting with respect to a Reserved Matter shall continue to be subject to the requirements with respect to Reserved Matters described below.

Board Committee Rights

At any time Parent and all Permitted Holders hold 10% or more of the voting power of all MakeMyTrip voting securities, one Class B director shall serve on each committee of MakeMyTrip’s board of directors. In addition, for so long as Class B Members are entitled to nominate directors or Class B directors in fact serve on the board of directors of MakeMyTrip, the board of directors will not form an executive committee (or similar committee) unless the Class B directors are represented on such committee in proportion to the percentage ownership of MakeMyTrip held by Class B Members, rounded to the nearest whole number.

At any time Parent and all Permitted Holders hold 10% or more of the voting power of all MakeMyTrip voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer.

Reserved Matters

At any time Parent and all Permitted Holders hold 15% or more of the voting power of all MakeMyTrip voting securities, the following matters (“Reserved Matters”) shall require approval of both a majority of MakeMyTrip’s board of directors (including Class B directors) and a majority of the Class B directors:

•	entering into any transaction that would impose limitations on the legal rights of Class B Members, or deny Class B Members material benefits or otherwise adversely discriminate against Class B Members in relation to other shareholders of MakeMyTrip;

•	amending or modifying any investor rights agreement, investment agreement, shareholder agreement or other contract entered into with any shareholders of MakeMyTrip in any manner that would be adverse to the rights of any Class B Member or more favorable to the rights of such other shareholders thereunder than to the rights of the Class B Members under the Terms of Issue;

•	entering into any contract that limits (i) the activities that may be conducted by any Class B Member or its affiliates or (ii) in any material respect, other than in the ordinary course of business, the scope of business that may be conducted by MakeMyTrip;

•	entering into any transaction resulting in (i) any person, other than Class B Members or their affiliates, becoming the beneficial owners of more than 35% of the voting power of MakeMyTrip or otherwise acquiring effective control of MakeMyTrip or (ii) the transfer of all or substantially all of the assets of MakeMyTrip, to any person other than Class B Members or their affiliates;

•	approving, adopting or implementing any takeover defense measure (including any “poison pill”, stockholder rights plan or similar anti-takeover agreement or plan), other than any such measure that would not apply to Class B Members or their affiliates;

•	transferring or otherwise disposing of any assets or subsidiary of MakeMyTrip, in one or a series of transactions, if (i) the annualized revenue generated by such assets or subsidiary exceeds 50% of MakeMyTrip’s consolidated total revenue for the preceding fiscal year, (ii) such assets or subsidiary represents more than 50% of MakeMyTrip’s consolidated total assets as of the end of the preceding fiscal year or (iii) such assets or subsidiary represents more than 50% of MakeMyTrip’s total number of transactions for the preceding fiscal year;

•	issuing any securities where such issuance would require the prior approval of the holders of MakeMyTrip ordinary shares pursuant to Rule 5635 of the NASDAQ Stock Market Rules as in effect on the date of the Transaction Agreement, or if MakeMyTrip’s ordinary shares are no longer listed on the NASDAQ, the rules of any other stock exchange or market on which the ordinary shares are then listed (in each case treating MakeMyTrip as if it was not a “foreign private issuer”);

•	causing MakeMyTrip or any of its subsidiaries to enter into any line of business other than the online travel and travel services businesses;

•	incurring indebtedness which, when aggregated with the principal amount of all other indebtedness then outstanding, would require approval of MakeMyTrip’s shareholders under applicable law, or which would exceed 20% of the consolidated total assets of MakeMyTrip as of the end of the preceding fiscal year;

•	terminating the employment of the Executive Chairman and Group CEO, the Co-Founder and CEO India or the Co-Founder and President of MakeMyTrip, or appointing any new or additional Executive Chairman and Group CEO, Co-Founder and CEO India or Co-Founder and President of MakeMyTrip; and

•	increasing or decreasing the size of the board of directors of MakeMyTrip if such increase or decrease would result in a decrease in the percentage of the Class B directors represented on the board.

Transfer Restrictions

For two years following the Closing, Class B Members cannot transfer any of their Covered Shares to certain specified competitors. Furthermore, for one year after the Closing, Class B Members cannot transfer any of their Covered Shares to any person who, after giving effect to such transfer, would beneficially own 15% or more of the voting securities of MakeMyTrip. However, these restrictions shall not apply to the following types of transfers:

•	transfers to Permitted Holders;

•	transfers pursuant to any business combination approved in advance by the MakeMyTrip board of directors or a third party tender offer for MakeMyTrip shares;

•	transfers pursuant to any registered public offering in accordance with the Securities Act, but only so long as the Class B Member uses reasonable best efforts to ensure that such offering does not result in any person becoming the beneficial owner of 15% or more of MakeMyTrip;

•	transfers pursuant to any open market sales made in accordance with Rule 144 under the Securities Act, but only so long as the Class B Member uses reasonable best efforts to ensure that such offering does not result in any person becoming the beneficial owner of 15% or more of MakeMyTrip;

•	transfers to MakeMyTrip or any of its subsidiaries, including pursuant to any open market share repurchase program or an issuer self-tender offer; or

•	transfers made pursuant to transactions approved in advance by the MakeMyTrip board of directors.

Voting Agreements and Conversion of Ctrip Convertible Notes

As a condition precedent to the Closing, MakeMyTrip shareholders must approve and adopt the Transaction Agreement and the Transaction. In connection therewith, Parent entered into voting agreements with (i) MakeMyTrip’s executives, Deep Kalra, Rajesh Magow and Travogue (a company controlled by Deep Kalra) (ii) Ctrip and (iii) SAIF, whereby each of these shareholders agreed to vote in favor of approving and adopting the Transaction Agreement and Transaction. As of October 31, 2016, the foregoing shareholders represented approximately 28.23% of the outstanding voting securities of MakeMyTrip.

Founder Shareholders

Parent has entered into voting agreements with each of MakeMyTrip’s executives, Deep Kalra and Rajesh Magow (each a “Founder Shareholder”) and Travogue (a company controlled by Deep Kalra). Parent’s voting agreement with Travogue was entered into on substantially the same terms as the voting agreements for the Founder Shareholders, which are described below. As of the Record Date, the Founder Shareholders and Travogue beneficially owned 3,532,528 ordinary shares of MakeMyTrip.

Pursuant to each of their respective voting agreements, each Founder Shareholder has agreed to appear at the Meeting, either in person or by proxy, and to vote his ordinary shares as of the Record Date in favor of the Transaction as well as against certain other competing transactions involving material stock or assets of MakeMyTrip or that would otherwise impede the Transaction. Each Founder Shareholder has also agreed to not transfer any of his shares prior to Closing, except to an affiliate, with notice to Parent and so long as the affiliate also agrees to be bound by such voting agreement.

SAIF

As of October 31, 2016, SAIF beneficially owned 1,161,443 ordinary shares of MakeMyTrip. Pursuant to its voting agreement with Parent, SAIF has agreed to appear at the Meeting, either in person or by proxy, and to vote its ordinary shares as of the Record Date in favor of the Transaction. SAIF is not restricted from transferring its MakeMyTrip shares under the terms of its voting agreement.

Ctrip

Pursuant to the terms of its voting agreement with Parent, Ctrip converted its 4.25% Convertible Notes due 2021 (the “Convertible Notes”) issued pursuant to the Indenture (the “Indenture”), dated January 14, 2016, by and among, MakeMyTrip and The Bank of New York Mellon, Singapore Branch into ordinary shares of MakeMyTrip. Ctrip agreed to not transfer these ordinary shares and to vote them in favor of the Transaction.

Under the terms of the Indenture, Ctrip was entitled to an increase in the conversion rate applicable to its Convertible Notes in the event of certain material changes to MakeMyTrip, including changes of control. The completion of the Transaction would have entitled Ctrip to a higher conversion rate under the Indenture, but only upon Closing. MakeMyTrip agreed to increase the conversion rate at which the Convertible Notes would be converted into ordinary shares from 46.62 ordinary shares per $1,000 in principal amount of Convertible Notes to 54.761267 ordinary shares per $1,000 in principal amount of Convertible Notes. MakeMyTrip’s board of directors determined, concurrently with the signing of the Transaction Agreement, that the increase in conversion rate was in the best interests of MakeMyTrip and noted that the number of additional shares that were issued to Ctrip as a result of the higher conversion rate were no greater than the maximum number of additional shares that would have otherwise been issued to Ctrip had such Convertible Notes been converted following the Closing. Ctrip elected to convert all of its Convertible Notes on October 24, 2016 and its resulting ordinary shares of MakeMyTrip were allotted on October 28, 2016. Following the conversion, Ctrip beneficially owned 9,857,028 ordinary shares of MakeMyTrip.

Pursuant to its voting agreement, Ctrip has agreed to appear at the Meeting, either in person or by proxy, and to vote its ordinary shares in favor of the Transaction. Ctrip has also agreed to not transfer any of its shares prior to Closing, except to an affiliate, with notice to Parent and so long as the affiliate also agrees to be bound by such voting agreement.

Ctrip has also entered into an amendment (the “Amendment to the Investor Rights Agreement”) to its Investor Rights Agreement with MakeMyTrip, dated January 7, 2016. Pursuant to the Amendment to the Investor Rights Agreement, which will become effective only at Closing, the threshold above which Ctrip must maintain ownership of shares of MakeMyTrip in order to retain rights to appoint a member to MakeMyTrip’s board of directors will be increased to 9,857,028 ordinary shares and the competitor list attached to the original agreement will be amended.

Change in Control Severance Agreements

Concurrently with the signing of the Transaction Agreement, MakeMyTrip, through its subsidiary, MakeMyTrip (India) Private Limited (“MakeMyTrip PL”), entered into change in control severance agreements with each of its executives, Deep Kalra and Rajesh Magow, granting each of them the right to severance payments and benefits in the event of certain terminations following a change in the control of MakeMyTrip, such as consummation of the Transaction. The change in control severance agreements are effective for two years (or such longer period during which MakeMyTrip PL has obligations outstanding under the agreements).

Following the signing of the Transaction Agreement, MakeMyTrip PL also entered into a change in control severance agreement with ibibo Group’s executive, Ashish Kashyap, which will become effective only upon Closing, on terms substantially similar to the change in control severance agreements entered into with Deep Kalra and Rajesh Magow other than with respect to the treatment of equity awards.

Descriptions of Deep Kalra’s and Rajesh Magow’s change in control severance agreements can be found in the section of this proxy statement titled “Interests of MakeMyTrip’s Executive Officers and Directors in the Transaction.”

Competing Transactions and Revocation of Board’s Recommendation

Under the Transaction Agreement, MakeMyTrip has agreed to not, directly or indirectly, solicit or encourage a competing transaction involving (i) a transfer or combination involving the assets or businesses of or (ii) any transfer or issuance of capital stock (subject to certain exceptions) of MakeMyTrip or any of its subsidiaries (a “Competing Transaction”). Furthermore, MakeMyTrip may also not participate in discussions involving a Competing Transaction or that may reasonably be expected to lead to a Competing Transaction or enter into any agreements or arrangements involving a Competing Transaction, even if such a Competing Transaction could potentially offer better terms than the Transaction.

MakeMyTrip’s board of directors also may not withhold or withdraw its recommendation to the MakeMyTrip shareholders to adopt and approve the Transaction Agreement and the Transaction, even in light of changed circumstances following the date of its recommendation.

Mauritius law does not require MakeMyTrip’s board of directors to maintain the ability to terminate the Transaction Agreement in the light of a superior Competing Transaction or the ability to change its recommendation, even in light of changed circumstances, and MakeMyTrip’s inability to so terminate the Transaction Agreement or change its recommendation was insisted upon by Parent as a condition to it entering into the Transaction Agreement on its final negotiated terms.

Equity Awards to Executives

Treatment of ibibo Group Employee Equity Awards

Under the Transaction Agreement, MakeMyTrip has agreed that (i) certain equity awards previously granted by ibibo Group to its employees will be converted into RSUs as described below and (ii) RSUs will also be granted to certain identified ibibo Group employees following Closing, up to a maximum number of RSUs in respect of 1,839,552 MakeMyTrip ordinary shares in the aggregate.

More specifically, share appreciation rights of ibibo Group (“SARs”) and unvested restricted stock units of Naspers Limited (“Naspers RSUs”) held by ibibo Group employees will be converted into RSUs with respect to the ordinary shares of MakeMyTrip, RSUs granted in respect of the former SARs will have the same terms and conditions as were applicable to such SARs prior to the Closing. The resulting RSUs from the conversion of Naspers RSUs will have the same vesting schedule applicable to the original Naspers RSUs, but the other terms and conditions governing such RSUs will be the same as those applicable to RSUs granted under the MakeMyTrip 2010 Share Incentive Plan (the “Plan”) for similarly situated employees of MakeMyTrip. MakeMyTrip will not assume or be responsible for (i) the stock appreciation right scheme pursuant to which the SARs were issued, (ii) the SARs other than in relation to the conversion, (iii) the restricted stock plan trust pursuant to which the Naspers RSUs were issued or (iv) the Naspers RSUs other than in relation to the conversion.

Amendments to MakeMyTrip 2010 Share Incentive Plan

In order to provide for a sufficient number of RSUs to be granted in connection with the conversion of SARs and Naspers RSUs and the other awards contemplated under the Transaction Agreement and to give effect to an earlier recommendation of MakeMyTrip’s compensation committee to increase the shares available under the Plan to fund employee grants for the four fiscal years starting April 1, 2014, MakeMyTrip’s board of directors approved two amendments to the Plan pursuant to which the aggregate number of ordinary shares of MakeMyTrip available for issuance through awards under the Plan will be 8,281,561 ordinary shares of MakeMyTrip at Closing, of which 4,566,169 shares have been previously issued or are subject to awards outstanding as of the date of the Transaction Agreement, and the balance available for issuance will be 3,715,392 ordinary shares of MakeMyTrip.

Equity Awards to MakeMyTrip Executives

In connection with the Transaction, MakeMyTrip’s board of directors (with only the disinterested directors voting on the matter) will also grant RSUs (on terms and conditions similar to prior grants) in respect of an aggregate amount of 1,875,840 MakeMyTrip ordinary shares to certain of its executives at Closing.

Regulatory Approvals – Competition Filings

Under the terms of the Transaction Agreement, MakeMyTrip and Parent were obligated to make all required filings under the Indian Competition Act, 2002 promptly following the date of the Transaction Agreement (the “Competition Filings”). The required Competition Filings were made with the Competition Commission of India (the “Competition Commission”) on October 26, 2016. Although the parties currently expect to receive approval from the Competition Commission within three months following the Competition Filings, the Competition Commission’s response to the Transaction cannot be certain and the level of additional information that will be requested by the Competition Commission, which may delay the approval further, is not currently known.

MakeMyTrip and Parent have agreed to use reasonable best efforts to seek the approval of the Competition Commission for the Transaction. However, neither party is obligated to (i) pay any consideration or incur any liability to any person in connection with the Competition Filings, other than filing fees or (ii) divest assets or conduct their respective business in a specified manner in connection with obtaining the approval of the Competition Commission for the Transaction if such obligation would reasonably be excepted to have a material adverse impact on the combined businesses of MakeMyTrip and ibibo Group.

RECOMMENDATION OF THE BOARD OF DIRECTORS AND REASONS FOR

THE TRANSACTION

Recommendation of MakeMyTrip’s Board of Directors

Deep Kalra, Rajesh Magow and James Jianzhang Liang, each abstained from voting in connection with the Transaction Agreement and the Transaction in his capacity as a director of MakeMyTrip and abstained from recommending the Transaction to the shareholders of MakeMyTrip due to potential conflicts of interests relating to the Transaction. Further information on such potential conflicts of interests is set out in the section of this proxy statement titled “Interests of MakeMyTrip’s Executive Officers and Directors in the Transaction.”

The remaining directors of MakeMyTrip unanimously (i) determined that the Transaction Agreement and the Transaction is advisable for, fair to and in the best interests of MakeMyTrip and its shareholders, (ii) authorized, approved, confirmed, ratified and adopted in all respects the Transaction Agreement and the Transaction and (iii) recommended that the shareholders of MakeMyTrip adopt and approve the Transaction Agreement and the Transaction.

Under the terms of the Transaction Agreement, MakeMyTrip’s board of directors may not withhold, withdraw or modify its recommendation to adopt and approve the Transaction Agreement and Transaction, even in light of changed circumstances following the date of its recommendation.

Mauritius law does not require that MakeMyTrip’s board of directors maintain the ability to change its recommendation, even in light of changed circumstances or the ability to terminate the Transaction Agreement in the light of a superior competing transaction (for further details on MakeMyTrip’s inability to evaluate competing transactions see the section of the proxy statement titled “The Transaction – Competing Transactions and Revocation of Board’s Recommendation”), and MakeMyTrip’s inability to change its recommendation or terminate the Transaction Agreement in light of a superior competing transaction was insisted upon by Parent as a condition to it entering into the Transaction Agreement on its final negotiated terms.

Reasons for the Transaction

MakeMyTrip’s board of directors consulted with MakeMyTrip’s management and legal and financial advisors and considered a variety of factors in its ultimate evaluation of the Transaction. MakeMyTrip’s discussions with Parent and its affiliates regarding the acquisition of ibibo Group were not based on price, but were instead based on the relative valuations of ibibo Group and MakeMyTrip, utilizing certain key performance indicators important to both companies’ businesses.

MakeMyTrip’s board of directors focused on the fact that the relatively low internet penetration together with accelerating proliferation of smartphones and mobile internet in India, coupled with strong consumer disposal income growth is expected to drive high growth of the Indian travel services market and particularly the online travel segment. Consequently, the board determined that pursuant to the Transaction, combining MakeMyTrip and ibibo Group was in line with MakeMyTrip’s strategic objective to continue to build its presence and expand its offering to consumers in the fast growing Indian travel services market.

The board of directors considered the key performance indicators set forth below for MakeMyTrip and ibibo Group separately and on a pro forma combined “as is” basis, for fiscal year ended March 31, 2016 (unless otherwise noted). The key performance indicators for ibibo Group are based on management estimates and were prepared by ibibo Group only to assist MakeMyTrip in connection with its due diligence investigation of ibibo Group. The pro forma combined information is not necessarily indicative of what the combined MakeMyTrip and ibibo Group key performance indicators actually would have been had the Transaction been completed as of the dates indicated. In addition, the pro forma combined information does not purport to project future results with respect to the combined company.

	MakeMyTrip		ibibo Group		Pro Forma Combined Company(1)
	(in millions, except percentages)
Transactions
Air ticketing	7.0		2.7		9.7
Hotels and packages	3.0	(2)	3.6		6.6	(2)
Bus ticketing	0.5		17.0		17.5
Mobile Metrics
Aggregate number of app downloads to date	27.5	(3)	24.0	(3)	51.5	(3)
% flight orders on mobile	43	%(3)(4)	46	%(3)	—
% hotel orders on mobile	74	%(3)(5)	83	%(3)	—

(1)	Pro forma combined company values combine the historical values for ibibo Group and MakeMyTrip as if the Transaction had occurred on the date for which the value pertains. The pro forma combined company values have not been adjusted to give effect to any pro forma events resulting from the Transaction, including, without limitation, costs savings, operating synergies or revenue enhancements.
(2)	Inclusive of MakeMyTrip international standalone hotel transactions.
(3)	As of fiscal quarter ended June 30, 2016.
(4)	Only with respect to domestic Indian flight orders on mobile.
(5)	Only with respect to domestic Indian hotel orders on mobile.

MakeMyTrip’s board of directors believed that in air ticketing, the Transaction would strengthen MakeMyTrip’s scale with the pro forma combined company following Closing having serviced approximately 9.7 million transactions.

In the hotels and packages segment, the board of directors believed that the Transaction created one of the leading Indian hotel booking platforms in a fragmented market with low online penetration.

MakeMyTrip’s board of directors also focused on the fact that through the Transaction, MakeMyTrip would gain access to ibibo Group’s premier bus ticketing platform, Redbus, which would help MakeMyTrip expand its overall suite of travel service offerings to consumers.

As online penetration in India is largely being driven through smartphone penetration, MakeMyTrip’s board of directors believed that ibibo Group’s focus on creating a mobile first business for Indian travelers was aligned with MakeMyTrip’s strategic focus along with its customers preferred choice of platform.

The board of directors also retained Morgan Stanley India Company Private Limited (“Morgan Stanley”) to act as its financial advisor in evaluating the Transaction based on Morgan Stanley’s qualifications, expertise and reputation, and its knowledge of the industry, business and affairs of MakeMyTrip. At the meeting of the MakeMyTrip board of directors on October 18, 2016, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing on the same date, to the MakeMyTrip board of directors to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the consideration to be paid by MakeMyTrip to Parent for all of the issued and outstanding shares of ibibo Group is fair from a financial point of view to MakeMyTrip.

In addition to the foregoing, the board of directors reviewed and considered a variety of materials and factors with respect to the Transaction, including the materials and factors described below:

•	the fact that attracting talented personnel is at a premium given the significant growth in online or e-commerce in India, and that the Transaction presented an opportunity to pool the resources of ibibo Group and MakeMyTrip following Closing;

•	the fact that as of September 30, 2016, MakeMyTrip had reported in the aggregate, Cash and Cash Equivalents and Term Deposits, on its balance sheet equal to $167,166,000 and that Parent will contribute at Closing cash to MakeMyTrip such that ibibo Group’s net working capital represents 40% of the consolidated net working capital of MakeMyTrip after giving effect to the Transaction (subject to certain adjustments), thereby strengthening the liquidity of the combined company;

•	the fact that MakeMyTrip would acquire multiple travel brands well-recognized in the Indian market and could leverage these to reach out to larger groups of customers in the future;

•	a presentation by MakeMyTrip’s management discussing (i) the strategic rationale for the Transaction, (ii) the valuation analysis used by MakeMyTrip and its advisors in negotiating the terms of the Transaction and (iii) the business plans of MakeMyTrip, ibibo Group and the business plan of the combined company after giving effect to the Transaction;

•	the board of directors’ knowledge and understanding of MakeMyTrip and the industry in which it operates and the board’s review of MakeMyTrip and ibibo Group’s businesses, strategies, current and projected financial conditions, current earnings and earnings prospects;

•	the results of MakeMyTrip’s due diligence review of ibibo Group and the business practices of ibibo Group;

•	the increasing competition and other challenges in the travel industry, and the likely effect thereof on the business, operations, financial condition and prospects of MakeMyTrip were it to operate independently without acquiring ibibo Group.

•	the fact that MakeMyTrip shareholders would own approximately 60% of MakeMyTrip following Closing and would have the opportunity to participate in the future performance of MakeMyTrip, including expected future growth resulting from the Transaction; and

•	the expectation that the Transaction will leverage the complementary businesses and assets of MakeMyTrip and ibibo Group, including potential synergies and economies of scale, creating a stronger MakeMyTrip business following Closing.

The MakeMyTrip board of directors considered the terms and conditions of the Transaction Agreement, including the following:

•	the board of directors’ belief that the Transaction Agreement offered reasonable assurance as to the likelihood of the consummation of the Transaction, including the commitment of both MakeMyTrip and Parent to use reasonable best efforts to consummate the Transaction;

•	the fact that the Founder Shareholders, Travogue, SAIF and Ctrip entered into voting agreements, pursuant to which they have agreed to vote their ordinary shares of MakeMyTrip in favor of the Transaction Agreement and the Transaction;

•	the fact that Parent will be contributing enough cash at the Closing to ensure that ibibo Group’s net working capital represents 40% of MakeMyTrip’s consolidated net working capital after giving effect to the Transaction (subject to certain adjustments); and

•	the fact that the Transaction will be subject to the approval of MakeMyTrip’s shareholders; but the board of directors also did note that pursuant to voting agreements with Parent, approximately 28.23% of MakeMyTrip’s outstanding voting securities (as of October 31, 2016) had agreed to vote in favor of the Transaction.

The MakeMyTrip board of directors also considered potential risks and other negative factors concerning the Transaction Agreement and the Transaction, in connection with its deliberations on the Transaction, including the following:

•	the fact that, by virtue of its significant shareholding and the potential to further increase its shareholding, Parent and its affiliates will have the ability to exercise significant influence and control over MakeMyTrip and its affairs and business following the Closing;

•	the fact that limited historical consolidated or pro forma financial information was available regarding the carved out ibibo Group business prior to entry into the Transaction Agreement;

•	the fact that ibibo Group will be operating independently of its former majority shareholder and without certain lines of businesses following Closing;

•	the restrictions until Closing on MakeMyTrip’s ability to solicit, encourage or engage in discussions regarding other potential strategic transactions other than the Transaction and the restrictions on MakeMyTrip’s board of directors ability to change its recommendation to shareholders regarding the Transaction;

•	the risk that the Transaction may not be completed despite the parties’ efforts or that completion of the Transaction may be unduly delayed, even if the requisite approval is obtained from MakeMyTrip’s shareholders, including the possibility that conditions to the parties’ obligations to complete the Transaction may not be satisfied, and the potential resulting disruptions to MakeMyTrip’s business;

•	the potential risk of diverting management attention and resources from the operation of MakeMyTrip’s business, including other strategic opportunities and operational matters, while working toward the completion of the Transaction;

•	the general risks of market conditions that could affect the price of MakeMyTrip’s ordinary shares;

•	the challenges in combining two companies, including the risks associated with achieving anticipated cost synergies and successfully integrating MakeMyTrip’s business, operations and workforce with those of ibibo Group and potential adverse reactions from customers and suppliers regarding the Transaction;

•	the fact that approval from the Competition Commission of India is required to complete the Transaction, which presents a risk that the Competition Commission of India may condition its approval on the imposition of unfavorable terms or conditions or that such approval may not be given at all;

•	the potential negative effect of the pendency of the Transaction on MakeMyTrip’s business, including its relationships with employees, customers, and suppliers, and the restrictions on the conduct of MakeMyTrip’s business prior to completion of the Transaction;

•	the fact that the parties have incurred and will continue to incur significant transaction costs and expenses in connection with the Transaction, regardless of whether the Transaction is completed; and

•	the risk that the Transaction may not be completed because the MakeMyTrip shareholders do not approve and adopt the Transaction Agreement and the Transaction.

The MakeMyTrip board of directors concluded that the potentially negative factors associated with the acquisition of ibibo Group were outweighed by the potential benefits that the board of directors expects MakeMyTrip and its shareholders to achieve as a result of the Transaction. Accordingly, the board of directors approved and adopted the Transaction Agreement and Transaction in all respects.

In considering the recommendation of the MakeMyTrip board of directors, MakeMyTrip shareholders should be aware that certain directors and executive officers of MakeMyTrip have interests in the Transaction that are different from, or in addition to, any interests they might have solely as a shareholder. See the section of this proxy statement titled “Interests of MakeMyTrip’s Executive Officers and Directors in the Transaction.”

INTERESTS OF MAKEMYTRIP’S EXECUTIVE OFFICERS AND DIRECTORS IN THE TRANSACTION

In considering the recommendation of MakeMyTrip’s board of directors that MakeMyTrip shareholders vote in favor of adopting and approving the Transaction Agreement and the Transaction, MakeMyTrip shareholders should be aware that certain of MakeMyTrip’s executive officers and directors have interests in the Transaction that may be different from, or in addition to, those of MakeMyTrip shareholders generally. Specifically, MakeMyTrip’s directors, Deep Kalra, Rajesh Magow and James Jianzhang Liang (in his capacity as Ctrip’s nominee to the board of directors), each received benefits in connection with the Transaction, either directly or indirectly. As a result, the foregoing directors, in their capacities as directors of MakeMyTrip, abstained from voting in connection with the board of directors’ approval of the Transaction and abstained from recommending the Transaction to shareholders of MakeMyTrip. The MakeMyTrip directors who, in fact, voted to adopt and approve the Transaction Agreement and the Transaction and who recommended that the shareholders vote in favor of the same were aware of the interests of the non-voting directors and considered them, among other matters, in their deliberations regarding the Transaction. For a more detailed discussion of the factors considered by the board of directors in their deliberations concerning the Transaction, see the section of this proxy statement titled “Recommendation of the Board of Directors and Reasons for the Transaction.”

The following discussion sets forth the interests of Deep Kalra, Rajesh Magow and James Jianzhang Liang in the Transaction as well as the interests of certain other executive officers.

Change in Control Severance Agreements

Each of Deep Kalra and Rajesh Magow, who serve as both directors and executive officers of MakeMyTrip (each, an “Executive”), entered into separate change in control severance agreements with MakeMyTrip PL, which provide that, in the event either Executive’s employment is terminated by MakeMyTrip PL, other than for cause, death or disability, or by the Executive for good reason, such Executive will be entitled (i) if such termination occurs within two years following Closing, to receive certain severance payments calculated with reference to the Executive’s annual salary and target bonus and (ii) if such termination occurs prior to the end of the relevant vesting period, to have all of his equity grants under MakeMyTrip’s incentive plans to fully vest and be immediately exercisable. Furthermore, each Executive, in his change in control severance agreement, agreed to non-solicitation and non-competition restrictions, which shall continue until two years following the termination of his employment with MakeMyTrip. The terms of each Executive’s change in control severance agreements replaced the corresponding “change in control” provisions of the Executive’s employment agreement.

The material terms of Ashish Kashyap’s change in control severance agreement with MakeMyTrip PL (which will only become effective upon Closing) are substantially similar to the material provisions of the Executives’ change in control severance agreements, except in respect of the treatment of equity awards.

Ctrip Director

Concurrent with the execution of the Transaction Agreement by MakeMyTrip and as a condition to Parent entering into the Transaction Agreement on its final negotiated terms, Ctrip agreed to convert $180 million outstanding principal amount of its Convertible Notes into ordinary shares of MakeMyTrip and entered into a voting agreement with Parent pursuant to which Ctrip agreed to vote in favor of the Transaction at the Meeting. James Jianzhang Liang, Ctrip’s designee to the board of directors of MakeMyTrip, also serves as executive chairman of the board of directors of Ctrip. As a co-founder of Ctrip and beneficial owner of 970,540 ordinary shares of Ctrip as at March 31, 2016 (as reported on Form 20-F filed by Ctrip with the SEC for its fiscal year ended December 31, 2015), James Jianzhang Liang has an indirect economic interest in the conversion of Ctrip’s Convertible Notes.

Under the terms of the Indenture pursuant to which Ctrip’s Convertible Notes were issued, in the event of certain material changes to MakeMyTrip, including changes of control, Ctrip was entitled to an increase in the conversion rate by which the principal amount of its Convertible Notes would be converted into ordinary shares of MakeMyTrip. The completion of the Transaction would have entitled Ctrip to convert its Convertible Notes at a higher conversion rate under the Indenture upon a successful Closing. MakeMyTrip proposed to increase the conversion rate at which the Convertible Notes were converted into ordinary shares to 54.761267 ordinary shares per $1,000 in principal amount of Convertible Notes, provided that all and not part of the aggregated principal amount of the Convertible Notes were converted into ordinary shares within a certain time period prior to the Closing. MakeMyTrip’s board of directors determined that the increase in conversion rate, concurrently with the signing of the Transaction Agreement, was in the best interests of MakeMyTrip and noted that the number of additional shares that were issued to Ctrip as a result of the higher conversion rate were no greater than the maximum number of additional shares that would have otherwise been issued to Ctrip had such Convertible Notes been converted following the Closing. James Jianzhang Liang abstained from voting in connection with the board of directors’ determination with respect to the Convertible Notes.

RSUs

In connection with the Transaction, MakeMyTrip’s board of directors (with only the disinterested directors voting on the matter) will also grant RSUs (on terms and conditions similar to prior grants) in respect of an aggregate amount of 1,875,840 MakeMyTrip ordinary shares to certain of its executives at Closing.

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement, you should carefully consider the following risk factors before deciding whether to vote in favor of the Transaction. In addition, you should read and consider the risks associated with MakeMyTrip’s business and industry because these risks will continue to relate to MakeMyTrip following the completion of the Transaction. Descriptions of some of these risks can be found in the Annual Report of MakeMyTrip on Form 20-F for the fiscal year ended March 31, 2016, which are incorporated by reference into this proxy statement. You should also consider the other information in this document and the other documents incorporated by reference into this document.

Following the Transaction, Parent and its affiliates will exercise significant influence over MakeMyTrip and may have interests that are different from those of MakeMyTrip’s other shareholders.

Upon Closing, Parent will own approximately 40% of the outstanding equity of MakeMyTrip (as calculated on a fully diluted basis). By virtue of its significant shareholding and the potential to further increase its shareholding, Parent and its affiliates will have the ability to exercise significant influence and control over MakeMyTrip and its affairs and business following the Closing. Furthermore, the fact that Parent will be entitled to representation on the board in proportion to its ownership in MakeMyTrip and Class B directors will be represented on all of the committees of the board of directors as described in the section of this proxy statement titled “The Transaction – Material Class B Holder Rights and Restrictions,” means that Parent will have significant influence and control over the affairs and decisions of the MakeMyTrip’s board of directors. Additionally, pursuant to the Terms of Issue, important matters facing MakeMyTrip and which constitute Reserved Matters, as discussed in the section of this proxy statement titled “The Transaction – Material Class B Holder Rights and Restrictions,” will require the approval of a majority of the Class B directors, providing Parent and its affiliates with significant approval rights over important transactions.

In addition, Parent and its affiliates could also increase their ownership in MakeMyTrip following Closing, since under the terms of the Transaction Agreement and Terms of Issue, Parent and its affiliates are not restricted from purchasing additional ordinary shares of MakeMyTrip on the open market. The fact that Parent is not restricted from purchasing additional shares of MakeMyTrip and that Parent will be entitled to board representation in proportion to its ownership, means Parent may be able to acquire enough ordinary shares of MakeMyTrip to control more than a majority of MakeMyTrip’s outstanding voting securities and consequently the right to appoint a majority of MakeMyTrip’s board of directors.

The Terms of Issue also provide that transferees of Class B Shares other than Permitted Holders may also acquire some of the same rights with respect to board representation and Reserved Matters as Parent as described in the section of this proxy statement titled “Transaction Agreements – Additional Terms – Terms of Issue.”

The interests of Parent and its affiliates (as well as other transferees described in the foregoing paragraph) may be different from or conflict with the interests of MakeMyTrip’s other shareholders and their influence may result in the delay or prevention of a change of management or control of MakeMyTrip or other significant actions affecting MakeMyTrip, even if such transactions or actions may be beneficial to the other shareholders of MakeMyTrip.

Limited historical consolidated or pro forma financial information was available regarding the carved out ibibo Group business prior to entry into the Transaction Agreement.

Prior to entering into the Transaction Agreement, limited historical consolidated and pro forma financial information was available to MakeMyTrip’s board of directors and executive officers regarding ibibo Group’s financial performance after taking into account the carveouts of the TBO and PayU businesses from ibibo Group. The decisions of the board of directors and executive officers of MakeMyTrip to enter into the Transaction Agreement under the terms therein was based primarily on the relative valuations of ibibo Group and

MakeMyTrip as well as certain key performance indicators of ibibo Group provided by Parent and reviewed and analyzed by MakeMyTrip and its financial advisors. Further details of MakeMyTrip’s reasons for the transaction are set forth in the section of this proxy statement titled “Recommendation of the Board of Directors and Reasons for the Transaction.”

There is potential risk that the financial performance of ibibo Group following the carveouts of the TBO and PayU businesses will not be as strong as anticipated by MakeMyTrip and its financial advisors and that the key performance indicators utilized by MakeMyTrip and its financial advisors in determining whether to enter into the Transaction Agreement are not accurate reflections of the ibibo Group business to be acquired.

ibibo Group will be operating independently of its former majority shareholder and without certain lines of businesses.

Following the Closing, ibibo Group will no longer have Naspers Limited (through its ownership of Parent) as its majority shareholder. Although Parent will continue to be a major shareholder of MakeMyTrip after the consummation of the Transaction, ibibo Group will no longer be operating within the network of subsidiaries owned by Naspers Limited and will be independent of the resources and operational support previously provided by Naspers Limited.

The fact that ibibo Group will be operating independent of the resources and operational support of Naspers Limited could significantly affect the financial and operating performance of ibibo Group’s business and could reduce the anticipated potential benefits of the Transaction. Moreover, the challenges faced by MakeMyTrip in integrating the ibibo Group business with its own could be exacerbated by the fact that ibibo Group was previously well-integrated within the platform of Naspers Limited and removal from such platform could result in unexpected and costly transitional challenges.

MakeMyTrip will be limited in its ability to consider potential competing transactions and its board of directors will be unable to change its recommendation to MakeMyTrip’s shareholders.

Under the terms of the Transaction Agreement, MakeMyTrip is limited in soliciting, encouraging or participating in discussions involving other potential strategic transactions that could become available to MakeMyTrip other than the Transaction. As a result, MakeMyTrip will not be able to pursue other potential strategic transactions that could offer terms more favorable than the Transaction or greater strategic benefits than the Transaction.

Furthermore, MakeMyTrip’s board of directors cannot withhold or withdraw its recommendation to the MakeMyTrip shareholders to approve the Transaction, even in light of a potentially superior transaction or other changed circumstances. Hence, MakeMyTrip’s board of directors may continue to recommend the Transaction even if subsequent to its recommendation, circumstances change causing the Transaction to not be as beneficial to the interests of MakeMyTrip and its shareholders.

Mauritius law does not require that MakeMyTrip’s board of directors maintain the ability to terminate the Transaction Agreement in the light of a superior competing transaction or the ability to change its recommendation, even in light of changed circumstances, and MakeMyTrip’s inability to so terminate the Transaction Agreement or change its recommendation was insisted upon by Parent as a condition to it entering into the Transaction Agreement on its final negotiated terms.

More details regarding MakeMyTrip’s limitations around competing transactions and the board of directors’ ability to change its recommendation are set forth in the section of this proxy statement titled “The Transaction – Competing Transactions and Revocation of Board’s Recommendation.”

Any delay in the completion of the proposed Transaction may significantly reduce the benefits expected to be obtained from the proposed Transaction or could adversely affect the future business and financial results of MakeMyTrip.

The completion of the proposed Transaction is subject to a number of conditions precedent, including, among others, the approval by MakeMyTrip shareholders of the Transaction and the receipt of approval from the Competition Commission, which make the completion and timing of the completion of the Transaction uncertain. See the section of this proxy statement titled “The Transaction Agreement – Conditions Precedent to the Completion of the Transaction,” for a more detailed discussion. The Transaction Agreement contains certain termination rights for MakeMyTrip and Parent, including the right of each party to terminate if, subject to extension in certain limited circumstances, the Transaction has not been consummated on or prior to January 16, 2017.

If the Transaction is not completed, MakeMyTrip’s ongoing business may be materially adversely affected and, without realizing any of the benefits of having completed the Transaction, MakeMyTrip will be subject to a number of risks, including the following:

•	the market price of MakeMyTrip ordinary shares could decline;

•	if the Transaction Agreement is terminated and the MakeMyTrip board of directors seeks another comparable transaction, MakeMyTrip shareholders cannot be certain that MakeMyTrip will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that MakeMyTrip has agreed to in the Transaction Agreement;

•	time and resources committed by MakeMyTrip’s management to matters relating to the Transaction could otherwise have been devoted to pursuing other beneficial opportunities for MakeMyTrip;

•	MakeMyTrip may experience negative reactions from the financial markets or from its customers, partners or employees; and

•	MakeMyTrip will continue to be required to pay its costs relating to the Transaction, such as legal, accounting, financial advisory and printing fees, whether or not the Transaction is completed.

Similarly, delays in the completion of the Transaction could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the Transaction.

The market price of the MakeMyTrip ordinary shares may decline following completion of the proposed Transaction.

Following completion of the Transaction, the market price of MakeMyTrip ordinary shares may decline if, among other reasons, the acquisition of ibibo Group does not achieve the expected benefits of the proposed Transaction as rapidly or to the extent anticipated by MakeMyTrip, financial analysts or investors or at all, current MakeMyTrip shareholders sell a significant number of MakeMyTrip ordinary shares after consummation of the proposed Transaction, or the effect of the proposed Transaction on the financial results of MakeMyTrip is not consistent with the expectations of MakeMyTrip, financial analysts or investors.

MakeMyTrip shareholders will experience a reduction in their percentage ownership and voting power with respect to their ordinary shares as a result of the consummation of the proposed Transaction.

As a result of the consummation of the proposed Transaction, MakeMyTrip shareholders will experience a significant reduction in their percentage ownership interests and voting power relative to their percentage ownership interests and voting power in MakeMyTrip prior to consummation of the proposed Transaction. If the proposed Transaction is consummated, while the MakeMyTrip business will expand to include ibibo Group, Parent will hold shares representing approximately 40% of the voting power in MakeMyTrip (as calculated on a fully diluted basis) and current MakeMyTrip shareholders will hold shares representing approximately 60% of the voting power in MakeMyTrip immediately following the consummation of the Transaction.

The integration of ibibo Group following the proposed Transaction may present challenges that may result in a decline in the anticipated potential benefits of the proposed Transaction.

MakeMyTrip entered into the Transaction Agreement with the expectation that the proposed Transaction would result in various benefits, including, among other things, facilitation of MakeMyTrip’s continued business growth and the potential for improved operating efficiencies. However, there can be no assurance that the anticipated benefits of the proposed Transaction will be achieved.

Moreover, MakeMyTrip may face challenges in integrating ibibo Group in a timely and efficient manner, and in retaining certain ibibo Group personnel. There can be no assurance that the integration will be completed in a timely or effective manner, or that certain ibibo Group personnel will continue as MakeMyTrip personnel following the Closing if the integration is time-consuming or ineffective.

The Transaction is subject to the receipt of approval from the Competition Commission, which may impose conditions that could have an adverse effect on MakeMyTrip or, if not obtained, could prevent completion of the Transaction.

Before the Transaction may be completed, approval of the Competition Commission for the Transaction must be obtained. In deciding whether to grant the required approval, the Competition Commission will consider the effect of the Transaction on competition within India. The terms and conditions of the Competition Commission’s approval may impose requirements, limitations or costs or place restrictions on the conduct of MakeMyTrip’s business. There can be no assurance that the Competition Commission will choose not to impose such conditions, terms, obligations or restrictions, and, if imposed, such conditions, terms, obligations or restrictions may delay or lead to the abandonment of the Transaction. Under the Transaction Agreement, MakeMyTrip and Parent have agreed to use their reasonable best efforts to obtain the approval of the Competition Commission and therefore may be required to comply with certain conditions or limitations imposed by the Competition Commission.

MakeMyTrip is and following the completion of the Transaction will continue to be a foreign private issuer and therefore exempt from certain SEC reporting requirements applicable to U.S. public companies. MakeMyTrip’s proxy statement is not subject to the preliminary review and comment by the SEC.

MakeMyTrip is and following the completion of the Transaction will continue to be a foreign private issuer. A foreign private issuer has reduced reporting requirements under the Exchange Act as compared to U.S. public companies.

Since MakeMyTrip is a foreign private issuer, this proxy statement has not been and will not be reviewed by the SEC, and it may not contain all of the information that would be required had MakeMyTrip been a U.S. public company.

As a foreign private issuer, MakeMyTrip files an annual report on Form 20-F and submits reports on Form 6-K relating to certain material information relating to MakeMyTrip that it must furnish or make public under the laws of its “home country” promptly after publicly announcing such information.

As the above indicates, shareholders of MakeMyTrip will not be required to be provided the same level and timeliness of information generally available to investors holding shares in public companies organized in the United States.

MakeMyTrip is subject to business uncertainties and contractual restrictions while the proposed Transaction is pending, which could adversely affect its business and operations.

In connection with the pendency of the Transaction, it is possible that some customers, partners, suppliers, and other persons with whom MakeMyTrip or ibibo Group has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with MakeMyTrip or ibibo Group, as the case may be, as a result of the Transaction, which could negatively affect MakeMyTrip’s or ibibo Group’s respective revenues, earnings and cash flows, as well as the market price of MakeMyTrip ordinary shares, regardless of whether the Transaction is completed.

Under the terms of the Transaction Agreement, MakeMyTrip and ibibo Group are each subject to certain restrictions on the conduct of their respective businesses prior to completing the Transaction, which may adversely affect their ability to execute certain of their respective business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could adversely affect each company’s businesses and operations prior to the completion of the Transaction.

MakeMyTrip will incur significant costs in connection with the proposed Transaction.

MakeMyTrip expects to incur approximately $6,000,000 in fees and costs associated with consummating the proposed Transaction. The amount of such fees and costs expected to be incurred by MakeMyTrip is a preliminary estimate and is subject to change. MakeMyTrip is in the early stages of assessing the magnitude of transaction costs, and, therefore, this estimate may change substantially, and additional unanticipated costs may be incurred in the integration of the ibibo Group business.

Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the Transaction.

EXECUTIVE OFFICERS AND DIRECTORS OF MAKEMYTRIP AFTER THE TRANSACTION

Rights to Post-Closing Board of Directors

As described in the section of this proxy statement titled “The Transaction – Material Class B Holder Rights and Restrictions,” the Terms of Issue provide Class B Members with significant rights in dictating the composition of MakeMyTrip’s board of directors following the Closing.

MakeMyTrip’s board of directors immediately following the Closing will consist of ten members as follows:

•	four directors nominated by Class B Members (including one Mauritius resident);

•	two directors nominated by MakeMyTrip;

•	one director nominated by Ctrip; and

•	three independent directors (including one Mauritius resident).

Pursuant to the Terms of Issue, so long as Parent and all Permitted Holders own 10% or more of the outstanding voting power of all MakeMyTrip voting securities, the Class B Members will be able to nominate directors to the board of directors in proportion to their percentage ownership of MakeMyTrip shares, rounded to the nearest whole number. Hence, the number of directors nominated by Class B Members could increase or decrease based on changes in relative ownership by Class B Members.

In addition, pursuant to the Investor Rights Agreement, dated January 7, 2016, between MakeMyTrip and Ctrip, Ctrip is entitled to designate one member of MakeMyTrip’s board of directors so long as it holds a minimum number of shares of MakeMyTrip. Pursuant to the Amendment to the Investor Rights Agreement entered into by MakeMyTrip and Ctrip concurrently with the signing of the Transaction Agreement and which will become effective at Closing, the threshold above which Ctrip must maintain ownership of shares of MakeMyTrip will be increased to 9,857,028 ordinary shares at Closing.

Composition of Board and Certain Executive Officers Following Closing

The names and titles of individuals expected to serve as directors of MakeMyTrip following the Closing are set forth below. Furthermore, the names and titles of certain, but not all, individuals expected to serve as executive officers of MakeMyTrip following the Closing are also set forth below. For the avoidance of doubt, certain of MakeMyTrip’s and ibibo Group’s current executive officers who will serve as executive officers of MakeMyTrip following the Closing have not been included in this proxy statement, including individuals previously disclosed as MakeMyTrip executive officers on its Annual Report on Form 20-F for the fiscal year ended March 31, 2016.

Name	Age	Title
Directors

Deep Kalra	47	Director, Group Chairman and Group Chief Executive Officer

Rajesh Magow	48	Director and Chief Executive Officer — India

James Jianzhang Liang	46	Director

Vivek N. Gour	54	Director

Aditya Tim Guleri	51	Director

Gyaneshwarnath Gowrea	50	Director

Oliver Rippel	40	Director

Pat Kolek	45	Director

Charles Searle	52	Director

Yuvraj (Raj) Thacoor	61	Director

Executive Officers

Ashish Kashyap	43	Co-Founder and President

Mohit Kabra	45	Group Chief Financial Officer

Set forth below is a brief description of the position and business experience of each of the foregoing directors and executive officers.

Directors

Deep Kalra is the Founder, Group Chairman and Group Chief Executive Officer of MakeMyTrip, and was appointed to the company’s board of directors on October 9, 2001. Mr. Kalra’s responsibilities as Group Chief Executive Officer include executing the business strategy and managing the overall performance and growth of MakeMyTrip. Mr. Kalra has over 24 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding MakeMyTrip in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was Vice President, Business Development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr Kalra serves on the Board of a The IndUS Entrepreneurs’ New Delhi – NCR Chapter and was their immediate past President. TiE is a global, not-for-profit organization focused on promoting entrepreneurship. He is a co-founder of Ashoka University, a leading Liberal Arts college in Sonepat, near New Delhi and serves on their Board and Governing Council. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

Rajesh Magow is the Co-founder and Chief Executive Officer — India, MakeMyTrip and was appointed to MakeMyTrip’s board of directors on November 6, 2012. As part of his journey at MakeMyTrip, Mr. Magow has also previously held the positions of Chief Financial Officer and Chief Operating Officer and played a key role when the company went public and got listed on NASDAQ in 2010. Mr. Magow has over 23 years of experience in Information Technology and Internet industries. After having been a part of MakeMyTrip’s senior management team in 2001 for a few months, Mr. Magow was a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Technovate eSolutions, he was the acting Chief Executive Officer of the company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined MakeMyTrip in 2006. He was also on the board of Flipkart as an Independent Director from March 2011 to May 2015. Mr. Magow is a qualified chartered accountant from the Institute of Chartered Accountants of India, Delhi.

James Jianzhang Liang was appointed as a director of MakeMyTrip on January 27, 2016, as a nominee of Ctrip. He is one of the co-founders of Ctrip and is currently serving as its executive chairman of the board. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Home Inns Group (NASDAQ: HMIN), Tuniu (NASDAQ: TOUR), eHi (NASDAQ: EHIC) and Qunar (NASDAQ: QUNR). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

Vivek N. Gour was appointed to MakeMyTrip’s board of directors on May 1, 2010. He is the managing director of Air Works India Engineering Pvt Ltd. Prior to joining MakeMyTrip’s board of directors, Mr. Gour was the chief financial officer and principal accounting officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Capital Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India and GE Capital International Services. Mr. Gour has a Bachelor of Commerce degree from Mumbai University, India, and a Master of Business Administration from Delhi University, India.

Aditya Tim Guleri was appointed to MakeMyTrip’s board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on MakeMyTrip’s board of directors following the lapse of Sierra Ventures entities’ right of nomination upon the completion of MakeMyTrip’s initial public offering in August 2010. Mr. Guleri is a Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Treasure Data, Alpine Data Labs, Nexenta, Hired, LeadGenius, Phenom People, Shape Security, Townsquared and Zycada. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (Nasdaq: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India.

Gyaneshwarnath Gowrea was appointed to MakeMyTrip’s board of directors on February 11, 2009 and is one of MakeMyTrip’s resident directors in Mauritius. Mr. Gowrea is the chairman of the taxation sub-committee of the Global Finance Mauritius. He was the managing director of Cim Global Business Limited from 2009 to 2011. From 2007 to 2008, he was the director of AAA Global Services Ltd. and from 1999 to 2006 he was a manager with Cim Global Business. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Association of Chartered

Certified Accountants, (UK), a fellow member of the Mauritius Institute of Directors, a member of the Society of Trust and Estate Practitioners (UK) and the International Fiscal Association. He is an international tax affiliate of the Chartered Institute of Taxation. He holds an M.Sc. in Accounting from De Monfort University in Leicester, UK and a Diploma in International Taxation. He has more than twenty years’ experience in international tax and advises on tax structures set up by multinational corporations, fund managers and high net- worth individuals.

Oliver Rippel is chief executive officer of B2C e-commerce for Naspers Limited which includes retail, marketplaces and travel. He joined Naspers Limited in January 2009 as head of business development in South-east Asia before managing e-commerce in Africa and Middle East shortly thereafter. From 2011 to 2014 he oversaw e-commerce in South-east Asia, India and Africa. Between 2014 and 2015, he was managing online services segments including e-tail outside of Europe, travel, real estate, and mobile services. Before working for Naspers Limited, Oliver spent nine years at eBay – first in his home country of Germany and then as part of the Asia-Pacific region in China, Korea, and South-East Asia. There, he mostly focused on strategy and business development, as well as category management and marketing operations. Mr. Rippel studied economics in Berlin, Germany.

Pat Kolek joined Naspers Limited in 2014 as chief financial officer of e-commerce and was appointed chief operating officer of Naspers Limited in July 2016. As Group chief operating officer, Mr. Kolek is focused on aligning group strategy with company objectives, leading core business activities and strategic initiatives such as large acquisitions and divestitures. Mr. Kolek has more than 20 years’ experience in executing business growth and development strategies for hyper growth organizations. Prior to Naspers Limited, Mr. Kolek spent 10 years at eBay, most recently as VP and chief financial officer of eBay International and previously as the chief operating officer of eBay Classifieds. Mr. Kolek holds a bachelor’s degree in commerce from Santa Clara University and is a certified public accountant.

Charles St Leger Searle is chief executive officer of Naspers Internet Listed Assets. Mr. Searle serves on the board of several companies associated with the Naspers Group, including Tencent Holdings Limited, listed on the Stock Exchange of Hong Kong, and Mail.ru Group Limited that is listed on the London Stock Exchange. Prior to joining the Naspers Group in Hong Kong, he held positions at Cable & Wireless plc and at Deloitte & Touche in London and Sydney. Mr. Searle is a graduate of the University of Cape Town and a member of the Institute of Chartered Accountants in Australia and New Zealand. Mr. Searle has more than 22 years of international experience in the telecommunications and internet industries.

Yuvraj (Raj) Thacoor is a chartered accountant, Fellow of The Institute of Chartered Accountants in England and Wales, Associate Member of the Chartered Institute of Arbitrators (UK), Member of The British Institute of Management, Member of The Mauritius Institute of Public Accountants and The Financial Reporting Council (FRC) as well as a Licensed Insolvency Practitioner. Mr. Thacoor was an audit partner of Deloitte, Coopers and Lybrand and PricewaterhouseCoopers from 1988 until 2000 when he set up Grant Thornton in Mauritius and served as Managing Partner until he retired in July 2016. Mr. Thacoor is currently the Regional Head of Grant Thornton International for the development of Africa. Mr. Thacoor served as Chairman of the first offshore fund set up in Mauritius and has since served on several boards of funds dealing mainly in real estate in India. Mr. Thacoor has contributed largely in promoting the accountancy profession in Mauritius. He served as Chairman of The Financial Reporting and Monitoring Panel of the regulatory body FRC. He was also a member of the task force which was set up to revisit the Insolvency sections of The Companies Act and the drafting of the new Insolvency Act 2009.

Executive Officers

Ashish Kashyap is the founder and chief executive officer of ibibo Group, one of India’s leading online travel groups. Mr. Kashyap founded ibibo Group in 2007 and launched the online travel properties in late 2009, with a vision to organize the transportation and accommodation industry. In 2011, Mr. Kashyap also co-founded PayU India, a leading payments platform. Prior to founding ibibo Group, Mr. Kashyap was the ‘Country Head’

of ‘Google India’. Before joining Google, Mr. Kashyap “founded” e-Commerce and online travel businesses at Indiatimes.com. Mr. Kashyap holds a Masters of Management-IMPM from McGill University, Desautels Faculty Of Management, Diploma: IMPM (Insead) and Economics (Hons) from Kirorimal College, Delhi University India.

Mohit Kabra is MakeMyTrip’s group chief financial officer. Prior to joining MakeMyTrip in July 2011, Mr. Kabra served as a Director Finance at Kohler India where he worked from 2006 to June 2011. He has approximately 22 years of work experience and has held various positions in the India businesses of companies including PepsiCo, Colgate and Seagrams. Mr. Kabra has a Bachelor of Commerce degree and is a qualified Chartered Accountant from the Institute of Chartered Accountants of India and a qualified Cost Accountant from the Institute of Cost Accountants of India.

Board Committees and Corporate Policies

Following the Closing, MakeMyTrip’s board of directors will continue to have in place an audit committee and compensation committee. MakeMyTrip currently expects the audit committee to consist of Vivek N. Gour and Aditya Tim Guleri following Closing and the compensation committee to consist of Vivek N. Gour, Aditya Tim Guleri, James Jianzhang Liang and Oliver Rippel following Closing. Descriptions of the responsibilities of the audit committee and compensation committee can be found in the Annual Report of MakeMyTrip on Form 20-F for the fiscal year ended March 31, 2016, which are incorporated by reference into this proxy statement.

MakeMyTrip’s corporate governance policies (including its Whistleblower Policy, Disclosure Controls and Procedures, Insider Trading Policy and Code of Business Conduct and Ethics) will continue to remain in effect after Closing. The full texts of these policies are available on MakeMyTrip’s investor relations page at its website at http://investors.makemytrip.com.

BENEFICIAL OWNERSHIP OF SECURITIES OF MAKEMYTRIP

The following table sets forth information with respect to the beneficial ownership of MakeMyTrip’s ordinary shares as of October 31, 2016 by persons known to MakeMyTrip to have 5% or more beneficial share ownership of MakeMyTrip as well as each of its directors, executive officers and all its directors and executive officers as a group. As used in this table, beneficial ownership is determined in accordance with SEC rules. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages below are based on 51,537,163 ordinary shares outstanding as of October 31, 2016.

	Equity Shares Beneficially Owned
Name of Beneficial Owner	As of October 31, 2016
	Number	Percent
Owners with 5% or more Beneficial Ownership:
Ctrip(1)	9,857,028	19.13
T. Rowe Price(2)	4,342,026	8.43
Wasatch Advisors, Inc.(3)	4,822,516	9.36
Travogue(4)	3,000,000	5.82
Ruane, Cunniff & Goldfarb Co., Inc.(5)	2,813,802	5.46
Janus Capital Management, LLC(6)	2,810,830	5.45

Directors:
Deep Kalra(7)	4,324,993	8.35
Rajesh Magow	740,256	1.42
Ranodeb Roy	—	—
Aditya Tim Guleri	—	—
Philip C. Wolf	31,893	*
Vivek N. Gour	6,138	*
Frederic Lalonde	1,091	*
Gyaneshwarnath Gowrea	—	—
Mohit Kabra	25,458	*
Naushad Ally Sohoboo	—	—
James Jianzhang Liang(8)	—	—

Executive Officers:
Mohit Gupta	43,003	*
Saujanya Shrivastava	2,250	*
Yuvaraj Srivastava	4,700	*
Sanjay Mohan	3,501	*
Ranjeet Oak	4,500	*
Anshuman Bapna	3,743	*
All our directors and executive officers as a group	5,191,526	9.75

*	Represents beneficial ownership of less than 1.0% of our issued share capital.

Notes:

(1)	Information based on Amendment No. 1 to a report on Schedule 13D filed with the SEC on October 26, 2016.
(2)	Information based on Amendment No. 7 to a report on Schedule 13G filed with the SEC on June 10, 2016. The shareholders are T. Rowe Price New Horizons Fund, Inc. and T. Rowe Price Associates, Inc.

(3)	Information based on Amendment No. 4 to a report on Schedule 13G filed with the SEC on February 2, 2016.
(4)	Information based on a report on Schedule 13G jointly filed with the SEC on January 14, 2011 by Travogue and Mr. Deep Kalra. Travogue is a company controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the equity shares of Travogue. Accordingly, Mr. Kalra’s beneficial ownership of MakeMyTrip’s ordinary shares includes 1,324,993 ordinary shares held by him (or his immediate family members) directly and 3,000,000 ordinary shares held indirectly through Travogue. Mr. Keyur Joshi, MakeMyTrip’s strategic advisor has 12.8% equity interest in Travogue.
(5)	Information based on a report on Schedule 13G filed with the SEC by Ruane, Cunniff & Goldfarb, Inc. on February 16, 2016.
(6)	Information based on a report on Schedule 13G filed with the SEC by Janus Capital Management LLC on February 16, 2016.
(7)	Travogue is a company controlled by Mr. Deep Kalra. Mr. Deep Kalra holds 78.4% of the equity shares of Travogue. Accordingly, Mr. Kalra’s beneficial ownership of MakeMyTrip’s ordinary shares includes 1,324,993 ordinary shares held by him (or his immediate family members) directly and 3,000,000 ordinary shares held indirectly through Travogue.
(8)	James Jianzhang Liang is a nominee director of Ctrip. Ctrip holds 9,857,028 ordinary shares of MakeMyTrip. See footnote 1 above.

TRANSACTION AGREEMENTS – ADDITIONAL TERMS

The following discussion highlights other material terms of various agreements governing the Transaction in addition to those described in the section of this proxy statement titled “The Transaction” and should be read in conjunction with that section. The material terms described in this section may also not contain all of the information that may be important to you. The discussions of the Transaction Agreement and Terms of Issue contained in this proxy statement are qualified in their entirety by reference to the Transaction Agreement, which is attached to this proxy statement as Annex A and the Terms of Issue, which are attached to this proxy statement as Annex B, both of which are incorporated by reference into this proxy statement. The representations, warranties and covenants contained in the Transaction Agreement were made only for the purposes of the Transaction Agreement and as of specified dates, were solely for the benefit of the parties to the Transaction Agreement, and may be subject to limitations agreed upon by the contracting parties and may be subject to standards of materiality applicable to the contracting parties. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs of MakeMyTrip, Parent or ibibo Group.

The Transaction Agreement

Closing Adjustments

As described above in the section of this proxy statement titled “The Transaction – Closing Date Transactions,” Parent will be contributing cash to MakeMyTrip to ensure that ibibo Group’s net working capital represents 40% of MakeMyTrip’s consolidated net working capital after giving effect to the Transaction. As a result, Parent will pay to MakeMyTrip at Closing an amount (the “Cash Amount”) equal to two-thirds of the estimated net cash of MakeMyTrip as of the Closing Date, subject to adjustment as described below.

At least five business days prior to the Closing, MakeMyTrip will deliver to Parent its good faith estimate of MakeMyTrip’s net cash and working capital (“MakeMyTrip Working Capital Estimate”) as of the Closing Date and Parent will deliver to MakeMyTrip its good faith estimate of ibibo Group’s working capital (“ibibo Working Capital Estimate”) as of the Closing Date.

If the ibibo Working Capital Estimate exceeds two-thirds of the MakeMyTrip Working Capital Estimate, the Cash Amount due to MakeMyTrip by Parent at the Closing shall be reduced by such excess, and if such reduction results in a negative amount being owed by Parent, then the absolute value of such negative amount shall instead be paid by MakeMyTrip to Parent at Closing.

If the ibibo Working Capital Estimate is less than two-thirds of the MakeMyTrip Working Capital Estimate, the Cash Amount due to MakeMyTrip by Parent at the Closing shall be increased by such shortfall.

Within 60 days following Closing, MakeMyTrip will deliver to Parent a statement setting forth its good faith calculation of MakeMyTrip’s actual working capital and net cash and ibibo Group’s actual working capital, each as of the Closing Date. Parent will be given an opportunity to review and dispute this calculation, with all disputes which are unable to be resolved by the parties being submitted to an independent accountant for resolution.

Upon final resolution of such actual Closing Date amounts, the parties shall re-calculate the Cash Amount due to MakeMyTrip by Parent at Closing and Parent shall pay to MakeMyTrip any shortfall in the Cash Amount that was paid to MakeMyTrip at Closing and MakeMyTrip shall repay Parent for any excess in the Cash Amount that was paid to MakeMyTrip at Closing; provided, however, neither party will be responsible for paying the difference in the adjusted Cash Amount unless it is greater than or equal to $50,000.

Representations and Warranties and Indemnification

Parent and MakeMyTrip have each made customary representations and warranties in the Transaction Agreement for the benefit of the other party, regarding aspects of ibibo Group and MakeMyTrip’s respective business, financial condition and other facts pertinent to the Transaction. The representations and warranties of the parties are subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure letters executed in connection with the Transaction Agreement and are also qualified by materiality and material adverse effect qualifiers.

Both Parent and MakeMyTrip have agreed to indemnify the other party and its affiliates from and against all claims and losses to the extent arising from any inaccuracies or breaches of any of its representations or warranties set forth in the Transaction Agreement (but only for the duration of the applicable survival period for a particular representation or warranty) as well as arising from (i) any breaches by it under the Transaction Agreement and the other documents related thereto, (ii) any fees, expenses or other payments incurred or owed by it to brokers, financial advisors or other firms retained in connection with the Transaction and (iii) certain of its tax obligations.

However, both Parent and MakeMyTrip’s indemnification obligations for losses arising from inaccuracies or breaches of any representations or warranties (except for (i) tax representations, which, in the case of Parent’s indemnification obligations, shall also be governed by other limitations, (ii) certain fundamental representations, which shall not be governed by limitations and (iii) in the case of fraud or willful misconduct, which shall not be governed by limitations) shall be subject to limitations such that the indemnifying party shall not have any liability for such losses:

•	unless the aggregate amount of all losses for which the indemnifying party would be liable, but for these limitations, exceeds on a cumulative basis an amount equal to $12,000,000 (the “Threshold”), but then, the indemnifying party’s liability in respect of such losses shall be for their full amount regardless of the Threshold;

•	for any individual items where the loss relating thereto is less than $150,000; provided, that the indemnifying party shall be required to indemnify for any group of losses, each of which individually is less than $150,000, but all of which relate to the same circumstance or development and which in the aggregate exceed $150,000; or

•	in excess of $120,000,000.

Material Covenants and Agreements

Conduct Prior to Closing

Each of Parent and MakeMyTrip are subject to customary limitations on their businesses between the date of the Transaction Agreement and Closing, limiting the conduct of their respective businesses to actions that are in the ordinary course of business.

ibibo Group’s Interest in Djubo

ibibo Group currently owns a 31.7% stake in Saaranya Hospitality Technologies Private Limited, India, an Indian entity engaged in the business of an online platform for hotel bookings (“Djubo”). Pursuant to the articles of association of Djubo, the other shareholders of Djubo have a right of first refusal to purchase ibibo Group’s equity in Djubo that is triggered by the terms of the Transaction. Promptly following the date of the Transaction Agreement, Parent was obligated to deliver a written notice to the other shareholders of Djubo apprising them of the Transaction and seeking a waiver of their rights of first refusal.

In the event that the Djubo shareholders elect to exercise such right of first refusal, the right of first refusal proceeds payable to ibibo Group shall be for the account of MakeMyTrip.

In the event that (i) a waiver has not been obtained from the Djubo shareholders in respect of their right of first refusal and (ii) the Djubo shareholders have not exercised their right of first refusal or purchased ibibo

Group’s shares in Djubo by the time of Closing, then Djubo will be excluded from the scope of the Transaction (without amending any other terms of the Transaction, including the consideration being paid therefor) and Parent will use reasonable best efforts to transfer its interest in Djubo to MakeMyTrip within 5 years following the Closing.

In the event that (i) a waiver has been obtained from the Djubo shareholders in respect of their right of first refusal or (ii) no notice of exercise of such right of first refusal has been duly delivered under the terms of the Djubo articles of association prior to the expiration of the relevant time period specified therein, then Djubo will be included within the scope of the Transaction at Closing (without amending any other terms of the Transaction, including the consideration being paid therefor).

Additional Class B Shares

If at any time Parent determines that the number of Class B Shares issued to it at Closing is an amount that represents less than 40% of the issued and outstanding capital stock of MakeMyTrip as of the Closing Date (as calculated on a fully diluted basis), Parent shall have the right to subscribe for and purchase at par value, and MakeMyTrip will issue to Parent, such amount of additional Class B Shares that would result in Parent holding 40% of the issued and outstanding capital stock of MakeMyTrip as of the Closing; provided that at the Closing Parent shall have exercised its option to purchase additional ordinary shares of MakeMyTrip in accordance with the Transaction Agreement.

Delivery of Post-Closing Financial Statements

Within 60 days following the Closing, Parent will deliver to MakeMyTrip audited and reviewed consolidated financial statements of ibibo Group and its subsidiaries (after taking into account the carveout restructuring of ibibo Group prior to Closing) that would be required to be included in a registration statement pursuant to Regulation S-X of the Securities Act.

Related Party Transactions

After the Closing, neither MakeMyTrip, nor its subsidiaries, will enter into or modify any transaction with any of its affiliates or related persons involving aggregate value or consideration in excess of $120,000, other than in the ordinary course of business consistent with past practice, unless such transaction has been approved by, or is consistent with or pursuant to the terms of a policy, transaction or agreement approved by a majority of the independent directors of MakeMyTrip, in addition to any other approvals required pursuant to MakeMyTrip’s organizational documents, applicable law or NASDAQ Stock Market Rules (or the rules of any other applicable securities exchange). Furthermore, any related party transactions between MakeMyTrip and Parent following the Closing will be subject to the foregoing restrictions so long as Parent remains an affiliate of MakeMyTrip (including with respect to any issuance of MakeMyTrip securities to Parent other than pursuant to the preemptive rights provided for in the Terms of Issue), except as provided in any of the transaction documents related to the Transaction and certain other limited exceptions.

Conditions Precedent to the Completion of the Transaction

The closing of the Transaction is subject to a number of customary conditions precedents, including without limitation, the following conditions:

•	MakeMyTrip and Parent shall have received the approval of the Competition Commission;

•	MakeMyTrip’s shareholders shall have approved and adopted the Transaction Agreement and the Transaction;

•	Parent shall have obtained necessary governmental approvals from the South African Reserve Bank. Approval from the South African Reserve Bank was received on October 24, 2016; and

•	MakeMyTrip, Parent and their subsidiaries shall not have outstanding indebtedness other than certain permitted indebtedness and other indebtedness in excess of $10,000,000. MakeMyTrip and its subsidiaries currently meet the threshold and do not expect to exceed the threshold prior to Closing.

Guarantee

Guarantor, the majority shareholder of Parent, has agreed to guarantee Parent’s obligations and covenants under the Transaction Agreement, both monetary and otherwise. The guarantee provided by Guarantor shall cease upon the completion of the restructuring transactions contemplated under the Transaction Agreement prior to Closing. However, in the event that Parent transfers any Class B Shares on or prior to the sixth anniversary of the Closing such that following such transfer, the percentage ownership of MakeMyTrip held by Parent or its permitted transferees would be less than 15%, then prior to such transfer, Parent is obligated to deliver to MakeMyTrip a written guarantee of Guarantor substantially similar to that provided in the Transaction Agreement.

Termination

The Transaction Agreement may be terminated at any time prior to Closing:

•	by mutual written consent of the parties;

•	by either Parent or MakeMyTrip:

•	if the Closing shall not have occurred by January 16, 2017, subject to extension in certain circumstances (such date as may be extended under the Transaction Agreement, the “Outside Date”); or

•	if the approval and adoption of the Transaction and the Transaction Agreement shall not have been obtained from the shareholders of MakeMyTrip following a meeting of the shareholders;

•	by Parent, if MakeMyTrip shall have breached or failed to perform any of its representations, warranties or covenants giving rise to a failure of certain conditions precedent to Closing and such breach or failure is incapable of being cured by MakeMyTrip prior to the Outside Date or otherwise is not cured by the earliest to occur of (i) 20 business days following written notice to MakeMyTrip by Parent of such breach and (ii) the Outside Date; or

•	by MakeMyTrip, if Parent shall have breached or failed to perform any of its representations, warranties or covenants giving rise to a failure of certain conditions precedent to Closing and such breach or failure is incapable of being cured by Parent prior to the Outside Date or otherwise is not cured by the earliest to occur of (i) 20 business days following written notice to Parent by MakeMyTrip of such breach and (ii) the Outside Date.

Terms of Issue

Voting Rights

Except as otherwise required by law, the Terms of Issue or MakeMyTrip’s constitution, MakeMyTrip’s ordinary shares and Class B Shares shall vote together as a single class on all matters on which MakeMyTrip shareholders are entitled to vote.

Voting Rights on a Show of Hands

At any MakeMyTrip shareholders’ meeting, on a vote via a show of hands, each holder of Class B Shares present, in person or by proxy, shall have one vote. Furthermore, holders of Class B Shares holding, in the aggregate, more than 10 percent of the total voting power on the business day prior to a shareholders’ meeting, may on demand require that voting take place by way of poll.

Voting Rights on a Poll

At any MakeMyTrip shareholders’ meeting, on a vote via a poll, each Class B Share present, in person or by proxy, shall have one vote per share.

Conversion Rights

The conversion rights described below govern the Class B Shares issued under the Transaction Agreement. Following a conversion of Class B Shares into ordinary shares of MakeMyTrip, the resulting ordinary shares will be duly authorized, fully paid and non-assessable and free of any preemptive rights. Furthermore, in the event of the issuance of MakeMyTrip securities as a dividend or in the case of a sub-division, split-up, combination or a change of MakeMyTrip securities into a different number or class of securities, or any other similar transaction that could dilute outstanding MakeMyTrip securities, the conversion rate for Class B Shares shall be appropriately adjusted to prevent the dilution of the Class B Shares.

Voluntary Conversion

Each holder of Class B Shares may convert any or all of its Class B Shares into an equal number of ordinary shares of MakeMyTrip on demand.

Automatic Conversion

A Class B Share shall automatically convert into one ordinary share of MakeMyTrip upon the transfer of such Class B Share to any person, except in the event of a transfer to (i) a Permitted Holder, (ii) a transferee in a Forty Percent Transfer, (iii) or a permitted pledgee of the Class B Share; provided that the conversion of any Class B Shares which are transferred in the circumstances described below in the section of this proxy statement titled “Additional Shareholder Agreements” shall be subject to the entry into the relevant shareholders agreement described below. Class B Shares may be pledged as collateral security for any indebtedness for borrowed money due to the person to whom the pledge is made or its nominee; provided, that such pledgee may not vote the shares and they shall automatically convert upon the pledgee foreclosing on such shares.

Distribution and Liquidation Rights

Class B Shares have the same general rights to dividends and other distributions as ordinary shares of MakeMyTrip and no dividends or distributions may be declared on other classes of MakeMyTrip shares without also being paid in the same manner to Class B Shares.

All dividends and distributions on Class B Shares that are payable in MakeMyTrip securities will be payable in the form of Class B Shares and no dividends or distributions on any other MakeMyTrip securities shall be paid in the form of Class B Shares. Furthermore, Class B Shares may not be split, divided, consolidated or combined unless the other outstanding classes of MakeMyTrip shall be proportionately so split, divided, consolidated or combined.

In the event of a transaction as a result of which ordinary shares of MakeMyTrip are converted into or exchanged for cash or other securities or assets, then from and after such transaction, each holder of Class B Shares will be entitled to receive, upon the conversion of its Class B Shares, such cash or other securities or assets had they converted immediately prior to such transaction.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of MakeMyTrip, Class B Shares will be treated equally on a per share basis to all other voting securities of MakeMyTrip with respect to the distribution of assets of MakeMyTrip.

Additional Shareholder Agreements

In connection with any transfer of Class B Shares to a person other than a Permitted Holder of a number Class B Shares equal to or more than 30% (but less than 40%) of the total voting power of MakeMyTrip, the transferring holder of Class B Shares shall have the one-time option to require MakeMyTrip to enter into a separate shareholders agreement with the relevant transferee, pursuant to which such transferee shall be provided with substantially the same rights (and subject to the same restrictions on transfer set forth in the Terms of Issue) regarding preemptive rights, board-related rights (including rights with respect to Reserved Matters) and inspection rights provided to holders of Class B Shares in the Terms of Issue as well as registration rights consistent with those provided to Parent in the Registration Rights Agreement (as defined below).

In connection with any transfer of Class B Shares to a person other than a Permitted Holder of a number Class B Shares equal to or more than 15% (but less than 30%) of the total voting power of MakeMyTrip, the transferring holder of Class B Shares shall have the one-time option to require MakeMyTrip to enter into a separate shareholders agreement with the relevant transferee, pursuant to which such transferee shall be provided with substantially the same rights (and subject to the same restrictions on transfer set forth in the Terms of Issue) regarding preemptive rights, board-related rights (but excluding rights with respect to Reserved Matters) and inspection rights provided to holders of Class B Shares in the Terms of Issue as well as registration rights consistent with those provided to Parent in the Registration Rights Agreement.

Registration Rights Agreement

Concurrent with the signing of the Transaction Agreement, Parent, Travogue, Mr. Deep Kalra (“Mr. Kalra”), Mr. Keyur Joshi (“Mr. Joshi”), Ctrip, SAIF and MakeMyTrip entered into a registration rights agreement (the “Registration Rights Agreement”). In accordance with the terms of the Registration Rights Agreement, the terms therein pertaining to registration rights will, upon Closing, supersede and replace in their entirety the provisions related to registration rights in the Fourth Amended and Restated Shareholders Agreement, dated as of July 16, 2010, among MakeMyTrip, SAIF, Travogue, Mr. Kalra and Mr. Joshi and the Investor Rights Agreement, dated as of January 7, 2016, among MakeMyTrip and Ctrip (as amended). Parent, Travogue, Mr. Kalra, Mr. Joshi, SAIF and Ctrip and their permitted transferees under the Registration Rights Agreement are referred to individually as a “Shareholder” and collectively as the “Shareholders.” The Registration Rights Agreement will become effective upon Closing.

Demand Rights

Under the terms of the Registration Rights Agreement, at any time after 75 days following the Closing, any Shareholder or group of Shareholders will be entitled to demand registration of their MakeMyTrip shares under the Securities Act, of an amount of shares having a proposed aggregate offering price net of underwriting commissions, of at least $5,000,000 in the aggregate. However, MakeMyTrip will not be required to effect more than two demand registrations per Shareholder in any twelve month period.

Furthermore, MakeMyTrip will not be obligated to (i) maintain the effectiveness of the registration statement filed pursuant to a demand registration for a period longer than 180 days (or three years in the case of a shelf registration) or (ii) effect any demand registration (a) within 90 days of a “firm commitment” underwritten registration in which Shareholders were given piggyback rights pursuant to the Registration Rights Agreement and at least 85% of the number of shares requested by each of the Shareholders to be included in such registration statement were included or (b) within 90 days of any other demand registration.

MakeMyTrip shall be entitled to postpone the filing of a registration statement or the facilitation of a registered offering in the event and during such time, but up to a maximum of 90 days, that the MakeMyTrip board of directors determines in good faith and in its reasonable judgment that a registration of securities would reasonably be expected to materially adversely affect or materially interfere with any bona fide material financing of MakeMyTrip or any material transaction under consideration by MakeMyTrip or would require disclosure of information that has not been and is not required to be disclosed to the public, the premature disclosure of which would materially adversely affect MakeMyTrip (a “Blackout Period”). A Blackout Period may not occur more than twice in any period of twelve consecutive months and the total length of all Blackout Periods in any period of twelve consecutive months shall not exceed 120 days in the aggregate.

In the event MakeMyTrip is required to effect a demand registration, Parent shall provide MakeMyTrip with any financial information reasonably requested by MakeMyTrip in connection with the preparation and delivery of any pro forma financial statements or historical consolidated financial statements required to be included in the applicable registration statement.

Piggyback Rights

Whenever MakeMyTrip proposes to register any of its securities on a registration statement on Form F-4 or Form S-8 (or any successor forms thereof) or pursuant to a demand registration or shelf registration, MakeMyTrip will give the Shareholders prompt written notice of the registration and allow the Shareholders to participate in such registration.

Shelf Registration

In connection with a demand registration and subject to the availability of a registration statement on Form F-3 (or any successor form) to MakeMyTrip, any Shareholders requesting a demand registration or otherwise participating in such demand registration may by written notice require MakeMyTrip to file as soon as practicable and use reasonable best efforts to be declared effective by the SEC, a shelf registration statement on Form F-3.

MakeMyTrip will use reasonable best efforts to keep shelf registrations statements demanded by the Shareholders to be continuously effective until the earlier of (i) three years after the shelf registration statement has been declared effective and (ii) the date on which all registrable securities covered by a shelf registration statement have been sold thereunder. MakeMyTrip will not be required to file more than two shelf registration statements per Shareholder in any twelve month period.

MakeMyTrip will also be entitled to require Shareholders to suspend the use of prospectuses for sale under the shelf registration statement for any Blackout Periods.

Lock-Up Agreements

In connection with any underwritten offering of securities, each Shareholder participating in such offering agrees to enter into customary lock-up agreements, restricting transfers of their shares of MakeMyTrip.

Registration Expenses

All fees and expenses incident to MakeMyTrip’s performance under the Registration Rights Agreement shall be borne by MakeMyTrip, including all reasonable fees and expenses of one single primary outside counsel and one outside Mauritius local counsel. Each Shareholder participating in a registration shall pay its pro rata portion (based on the number of securities registered in the offering) of all underwriting discounts and commissions and transfer taxes, if any, relating to the sale of such Shareholder’s securities pursuant to any registration.

SPECIAL MEETING OF MAKEMYTRIP SHAREHOLDERS

Date, Time and Place of the Special Meeting

MakeMyTrip’s Meeting will be held at MakeMyTrip’s corporate headquarters located at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India, on December 9, 2016 at 5:00 p.m. local India time. On or about November 23, 2016, MakeMyTrip commenced mailing this proxy statement and the enclosed form of proxy to its shareholders entitled to vote at the Meeting.

Purpose of the Special Meeting

This proxy statement is being provided to MakeMyTrip shareholders as part of a solicitation of proxies by the MakeMyTrip board of directors for use at the Meeting. This proxy statement provides shareholders with important information they need to know to be able to vote, or instruct their brokers or other nominees to vote, at the Meeting.

At the Meeting, the MakeMyTrip shareholders will be asked to consider and vote on the proposal to adopt and approve the Transaction Agreement and the Transaction in all respects.

MakeMyTrip’s shareholders must approve and adopt the Transaction Agreement and Transaction in order for the Transaction to be consummated. If MakeMyTrip shareholders fail to approve and adopt the Transaction Agreement and Transaction, the Transaction will not occur. Copies of the Transaction Agreement and the Terms of Issue are attached as Annex A and Annex B, respectively, to this proxy statement, which MakeMyTrip encourages you to read carefully and in their entirety in addition to this proxy statement.

Record Date and Quorum

Only holders of MakeMyTrip ordinary shares as of the close of business on the Record Date will be entitled to notice of, and to vote at the Meeting or any adjournments thereof. Each outstanding MakeMyTrip ordinary share is entitled to one vote on the proposals at the Meeting and any other matters properly coming before the Meeting.

The presence, in person or by proxy, of one or more shareholders who are able to exercise not less than 33.3% of the votes entitled to be cast at the Meeting as of the Record Date constitutes a quorum for the Meeting. Abstentions will be counted as present for purposes of determining whether there is a quorum.

Recommendation of the MakeMyTrip Board of Directors

Deep Kalra, Rajesh Magow and James Jianzhang Liang, each directors of MakeMyTrip, abstained from voting on the Transaction and the Transaction Agreement in their capacities as directors of MakeMyTrip due to potential conflicts of interest.

The remainder of MakeMyTrip’s directors unanimously (i) determined that the Transaction Agreement and the Transaction is advisable for, fair to and in the best interests of MakeMyTrip and its shareholders, (ii) authorized, approved, confirmed, ratified and adopted in all respect the Transaction Agreement and the Transaction and (iii) recommended that the shareholders of MakeMyTrip adopt and approve the Transaction Agreement and the Transaction.

Additional information on the recommendation of MakeMyTrip’s board of directors and MakeMyTrip’s reasons for entering into the Transaction is set forth in the section of this proxy statement titled “Recommendation of the Board of Directors and Reasons for the Transaction.”

Adjournment by Chairman

Under the terms of MakeMyTrip’s constitution, the chairman of the Meeting may adjourn the Meeting to such later time and place as determined in the chairman’s discretion for any reason, including to secure more time to solicit additional votes in favor of the Transaction, so long as no new business is transacted at the adjourned meeting. As long as the Meeting is adjourned to a date prior to December 23, 2016, no new notice of the Meeting shall be required to be provided to shareholders of MakeMyTrip. In addition, the record date for the new Meeting shall remain unchanged.

Vote Required

Approval and adoption of the Transaction Agreement and the Transaction by the shareholders of MakeMyTrip requires the affirmative vote of a majority of the ordinary shares of MakeMyTrip present, in person or represented by proxy, voting on the matter at the Meeting. A vote to abstain on the matter will have the same effect as a vote “AGAINST” the Transaction. If you fail to submit a proxy or to vote in person at the Meeting or if your MakeMyTrip ordinary shares are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your MakeMyTrip ordinary shares, your shares will not be voted.

Voting Procedure

MakeMyTrip shareholders as of the Record Date may vote by proxy or in person at the Meeting. MakeMyTrip recommends that you submit your proxy even if you plan to attend the Meeting. Giving a proxy means that a MakeMyTrip shareholder authorizes the persons named in its form of proxy (attached to this proxy statement) to vote its shares at the MakeMyTrip Meeting in the manner it directs. If you vote by proxy, you may change your vote, among other ways, if you attend and vote at the MakeMyTrip Meeting.

If you properly sign, date, mark and return your form of proxy attached to this proxy statement, your shares will be voted in accordance with your instructions, or if no instructions are given, the holder of the proxy will vote your shares in his or her discretion unless the reference to the holder of the proxy having such discretion has been deleted and initialed on the form of proxy. If you properly sign, date, mark and return your form of proxy and appoint the chairman of the Meeting as your proxy but do not mark your card to tell the proxy how to vote, your shares will be voted “FOR” the adoption and approval of the Transaction Agreement and Transaction.

If you own MakeMyTrip ordinary shares in your own name, you are considered, with respect to those shares, the “shareholder of record.” If your shares are held in a stock brokerage account or by a bank, trust company or other nominee, you are considered the beneficial owner of shares held in “street name.”

If you hold MakeMyTrip ordinary shares in your own name as a registered MakeMyTrip shareholder, to submit a form of proxy, you must complete, sign and return the form of proxy to the following address:

MakeMyTrip Limited

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1,

Gurgaon, Haryana 122016

India

Attention: Kamal Avutapalli

If a MakeMyTrip shareholder’s ordinary shares are held in “street name” by a broker, bank, trust company or other nominee, the shareholder should check the voting instruction form used by that firm to determine the proper method for casting its vote either in person or by proxy.

Revocability of Proxies and Changes to a Shareholder’s Vote

If you are a MakeMyTrip shareholder of record, you may revoke or change your proxy before it is voted at the Meeting by:

•	Filing with MakeMyTrip a duly signed revocation at its registered office at the offices of CIM Corporate Services Ltd., Les Cascades Building 33 Edith Cavell St., Port Louis, Mauritius, and sending a copy of such revocation to MakeMyTrip Limited, Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016 India, Attention: Kamal Avutapalli; or

•	Attending the Meeting and voting in person.

Attendance at the Meeting will not, in and of itself, revoke or change a proxy if your ordinary shares are held in your own name, but rather, you must affirmatively cast a vote in person at the Meeting. If your ordinary shares are held in “street name” by a broker, bank, trust company or other nominee, you should contact your broker, bank, trust company or other nominee to change your vote.

Attendance

Attendance at the Meeting is limited to MakeMyTrip shareholders on the Record Date. If your shares are held in “street name” through a broker, bank, trust company or other nominee and you would like to attend, you will need to bring to the meeting a letter or account statement from the broker, bank, trust company or other nominee confirming beneficial ownership of the MakeMyTrip ordinary shares as of the Record Date. Any beneficial holder who plans to vote at the Meeting must also obtain a legal proxy, executed in their favor by or on behalf of their broker, bank, trust company or other nominee, and should contact such broker, bank, trust company or other nominee for instructions on how to obtain a legal proxy. Each MakeMyTrip shareholder will be asked to provide valid government-issued photo identification, and proof of ownership of MakeMyTrip ordinary shares as of the Record Date. The use of cell phones, smartphones, pagers, recording and photographic equipment will not be permitted in the meeting rooms at the Meeting.

Annex A

EXECUTION VERSION

TRANSACTION AGREEMENT

Among

MIH INTERNET SEA PRIVATE LIMITED,

MAKEMYTRIP LIMITED

And solely for the purposes of Article XIII,

MIH B2C HOLDINGS B.V.

Dated as of October 18, 2016

This TRANSACTION AGREEMENT, dated as of October 18, 2016 (this “Agreement”), is among MIH INTERNET SEA PRIVATE LIMITED, a limited liability company organized under the laws of Singapore (“Indigo Parent”), MAKEMYTRIP LIMITED, a limited liability company organized under the laws of Mauritius (“Monsoon”), and solely for the purposes of Article XIII, MIH B2C HOLDINGS B.V., a private limited liability company organized under the laws of The Netherlands (“Indigo Guarantor”).

WHEREAS, Indigo Parent, through Ibibo Group Holdings (Singapore) Private Limited, a limited liability company organized under the laws of Singapore and a wholly owned subsidiary of Indigo Parent (“Indigo”), and Monsoon are each engaged in the online travel business;

WHEREAS, each of Indigo Parent and Monsoon desire to effect a strategic combination of their respective businesses, whereby in each case on the terms and subject to the conditions set forth in this Agreement (i) prior to the Closing, Indigo Parent will cause the Restructuring to be implemented, (ii) at the Closing, Indigo Parent will sell to Monsoon, and Monsoon will purchase from Indigo Parent, all of the issued and outstanding ordinary shares, par value SGD 1.00 per share, of Indigo (the “Indigo Shares”), and (iii) at the Closing, Monsoon will issue to Indigo Parent the Class B Shares;

WHEREAS, the board of directors of Monsoon has determined that the Transactions are in the best interests of Monsoon and its shareholders and approved this Agreement and the Transactions;

WHEREAS, prior to or concurrently with the execution of this Agreement, certain shareholders of Monsoon have entered into or are entering into voting and support agreements in connection with the Transactions (collectively, the “Voting Agreements”);

WHEREAS, prior to or concurrently with the execution of this Agreement, Monsoon has entered into or is entering into the DK CIC Severance Agreement and the RM CIC Severance Agreement with the individuals named therein and, prior to the Closing, is expected to enter into the AK CIC Severance Agreement with the individual named therein; and

WHEREAS, prior to or concurrently with the execution of this Agreement, Monsoon has entered into or is entering into a registration rights agreement with Indigo Parent and certain other parties (the “Registration Rights Agreement”).

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

Definitions; Interpretation

SECTION 1.01. Definitions. For purposes of this Agreement:

“Action” means any demand, action, proceeding, suit, countersuit, arbitration, mediation, audit, hearing, inquiry or investigation (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Affiliate” of any specified Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by Contract or otherwise.

“AK Agreement” means the agreement dated as of February 29, 2016, among Myriad International Holdings BV (organized in The Netherlands), Indigo, ibibo Group Pvt Ltd (registered in India), MIH India Holding Ltd (registered in Mauritius) and Mr. Ashish Kashyap.

“AK CIC Severance Agreement” means the Change In Control Severance Agreement expected to be entered into prior to the Closing between MakeMyTrip (India) Private Limited and Mr. Ashish Kashyap.

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, the Indian Penal Code, 1860, the Indian Prevention of Corruption Act of 1988 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Associate” means, with respect to any Person, any other Person of which such first Person is the Beneficial Owner of between 20% and 50% of such other Person’s outstanding Capital Stock or otherwise controls the business decisions of such other Person.

“Assumed Benefit Plan” means (i) the Indigo SARs and Naspers Rollover RSUs, to the extent that Monsoon is explicitly assuming the Liabilities with respect to such awards pursuant to Section 7.07 of this Agreement, and (ii) each Indigo Business Benefit Plan that Monsoon or any Monsoon Subsidiary (including any Indigo Group Company following the Closing) is required to assume under applicable Law or any applicable individual employment agreement, other than, in each case, those Indigo Business Benefit Plans identified on Section 4.11(a) of the Indigo Parent Disclosure Letter with an asterisk.

“Beneficial Owner” means, with respect to any security, any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (i) voting power, which includes the power to vote, or to direct the voting of, such security and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security; and such term shall otherwise be interpreted in accordance with Rules 13d-3 and 13d-5 promulgated under the Exchange Act; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any security which may be acquired by such Person pursuant to any contract, arrangement or understanding or through the exercise of any option, warrant or right, or otherwise (irrespective of whether the right to acquire such security is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing), except that in no event shall Indigo Parent be deemed to Beneficially Own any securities which it has the preemptive right to acquire pursuant to the Terms of Issue unless, and then only to the extent that, it shall have actually exercised such right. The terms “Beneficial Ownership”, “Beneficially Own” and “Beneficially Owned” shall have a correlative meaning.

“Business Combination” means (a) any form of business combination or similar transaction or series of transactions involving Monsoon or any Affiliate thereof, including any merger, amalgamation, sale, acquisition, joint venture, consolidation, issuance of shares, direct share exchange or tender or exchange offer, (b) any form of restructuring, reorganization, recapitalization or similar transaction with respect to Monsoon or any Affiliate thereof and (c) any acquisition, sale, disposition, lease, distribution, encumbrance, mortgage, pledge, liquidation or exchange of the assets of Monsoon or any Affiliate thereof comprising a line of business, business segment or division or going concern; in the case of clauses (a) and (b) above, irrespective of whether Monsoon or any Affiliate thereof is the surviving or resulting entity of any such transaction and irrespective of whether any Capital Stock of Monsoon or any Affiliate thereof is converted into or exchanged for cash, securities or any other property in any such transaction.

“Business Day” means any day except Saturday or Sunday on which commercial banks are not required or authorized to close in Mauritius, Singapore, The Netherlands and New York, New York.

“Busportal Shareholders Agreement” means the Shareholders Agreement, dated as of June 9, 2016, among MIH India Ecommerce Private Limited, Hassan Bourgi, Carol Riboud, Empresa Digital Peruana S.A.C and Indigo Guarantor.

“Capital Stock” means, with respect to any Person at any time, any and all shares, equity interests, rights to share in capital surplus or profits or receive a distribution of assets upon liquidation or dissolution, or other equivalents of capital stock (however designated or classified, whether voting or nonvoting), partnership interests (whether general or limited), limited liability company interests or units, member interests or equivalent ownership interests in or issued by such Person, and any and all warrants, options, rights or other securities (including debt securities) exercisable or exchangeable for, or convertible into, any of the foregoing.

“CIC Severance Agreements” means each of the DK CIC Severance Agreement, the RM CIC Severance Agreement and the AK CIC Severance Agreement.

“Class B Shares” means the Class B convertible ordinary shares, par value $0.0005 per share, of Monsoon to be allotted and issued to Indigo Parent pursuant to this Agreement, which shares shall have the terms set forth in the Terms of Issue.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competing Transaction” shall mean (a) any transaction or series of transactions, including any asset or stock sale or purchase, lease, license, transfer, contribution, merger, amalgamation, consolidation, share exchange, recapitalization, reorganization or other business combination, joint venture, agreement not to compete or disposition, that would result in the direct or indirect acquisition by or transfer to, or combination or joint venture with, any third party or parties in the aggregate of, or with respect to, any material assets, business, properties, or contractual, intellectual property or other rights of Monsoon, any of its material Subsidiaries or the Monsoon Business and (b) other than in the ordinary course of business pursuant to Employee Benefit Plans existing on the date hereof (subject to, and in compliance with, Section 6.01), the sale, issuance, transfer or distribution, directly or indirectly, of any shares of Capital Stock or any options, warrants, convertible or exchangeable securities, rights, interests, derivatives or hedges in respect of any shares of Capital Stock of or in Monsoon, any of its material Subsidiaries or the Monsoon Business.

“Competition Law” means the (Indian) Competition Act, 2002 and all other supranational, national, federal, state, county, provincial, municipal, local, foreign statutes and other statutes, rules, regulations, Judgments, decrees, administrative and judicial doctrines and all other Laws designed or intended to require advance notification or approval of, or otherwise prohibit, restrict or regulate, a merger, acquisition or other transaction that may be deemed to have the purpose or effect of monopolizing or restraining trade or lessening competition through merger or acquisition.

“Confidentiality Agreement” means the confidentiality agreement, dated as of April 25, 2016, between Indigo Guarantor and Monsoon, as amended, modified and supplemented from time to time.

“Contract” means any contract, lease, license, indenture, agreement, commitment or other legally binding arrangement.

“Convertible Notes” means the $180,000,000 aggregate principal amount of 4.25% Convertible Notes due 2021 issued by Monsoon pursuant to the Convertible Notes Indenture.

“Convertible Notes Indenture” means the indenture, dated as of January 14, 2016, between Monsoon, as issuer, and The Bank of New York Mellon, Singapore Branch, as trustee, pursuant to which Monsoon issued $180,000,000 aggregate principal amount of 4.25% Convertible Notes due 2021.

“Covered Shares” means (i) the Class B Shares and (ii) any Monsoon Ordinary Shares acquired by Indigo Parent or any of its Affiliates after the Closing to the extent Indigo Parent’s or any of its Affiliates’ Beneficial Ownership of such Monsoon Ordinary Shares allows Indigo Parent to satisfy a required ownership percentage and acquire additional investor rights under this Agreement or the Terms of Issue that it would not have had but for the Beneficial Ownership of such Monsoon Ordinary Shares.

“Ctrip” means Ctrip.com International, Ltd.

“Djubo” means Saaranya Hospitality Technologies Private Limited.

“Djubo Shareholders” means the shareholders of Djubo (excluding any Indigo Group Company).

“Djubo Articles” means the articles of association of Djubo.

“Djubo Shares” means each fully paid-up equity share of face value INR 10 in the share capital of Djubo.

“Djubo Value” means an amount equal to $6,500,000.

“DK CIC Severance Agreement” means the Change In Control Severance Agreement, effective as of the date hereof, between MakeMyTrip (India) Private Limited and Mr. Deep Kalra.

“dollars” or “$” means the lawful currency of the United States of America.

“Effect” means any state of facts, change, effect, condition, development, event or occurrence.

“Employee Benefit Plan” means any plan, program, agreement, arrangement or understanding that is an employment, consulting, deferred compensation, executive compensation, incentive bonus or other bonus, retention, employee pension, profit sharing, savings, retirement, supplemental retirement, stock ownership, stock option, stock purchase, stock appreciation right, restricted stock, restricted stock unit, deferred or phantom stock unit or other equity-based compensation, severance pay, salary continuation, life, death benefit, health, medical, hospitalization, sick leave, vacation pay, paid time off, disability or accident insurance, fringe benefit, perquisite or other employee benefit plan, program, agreement, arrangement or understanding, including any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not legally binding or subject to ERISA).

“Environmental Laws” means any and all applicable Laws, Judgments and Governmental Approvals issued, promulgated or entered into by or with any Governmental Entity, relating to the environment, preservation or reclamation of natural resources, or to the protection of human health as it relates to the environment, including applicable Laws relating to noise levels, or human exposure to Hazardous Materials or to the management, release or threatened release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fifteen Percent Transfer” has the meaning given to such term in the Terms of Issue.

“Governmental Approval” means any consent, approval, license, permit, order, exemption, franchise, certificate, clearance or authorization obtained or to be obtained from, or any registration, notification, declaration or filing made to or with, or to be made to or with, any Governmental Entity.

“Governmental Entity” means any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction.

“Government Official” means (i) any official, officer, employee, representative or Person acting in an official capacity for or on behalf of any Governmental Entity; (ii) any political party or party official or candidate for political office; (iii) any public international organization or any department or agency thereof; or (iv) any Person owned in whole or in part, or controlled by any Person described in the foregoing clause (i), (ii) or (iii) of this definition.

“Group” has the meaning given to such term in Section 13(d)(3) of the Exchange Act.

“Hazardous Materials” means any petroleum or petroleum products (including crude oil or any fraction thereof), radioactive materials or wastes, asbestos or asbestos-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls and any other wastes, materials, chemicals or substances prohibited, limited or regulated pursuant to any Environmental Laws.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board at the relevant time.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication), (i) the principal in respect of indebtedness of such Person for borrowed money, (ii) the principal in respect of obligations of such Person evidenced by bonds, notes, debentures or other similar instruments or by letters of credit (other than those issued to suppliers in the ordinary course of business consistent with past practice), (iii) purchase money obligations of such Person, conditional sale obligations of such Person, obligations of such Person under any title retention agreement and all other obligations of such Person relating to the deferred purchase price of property (other than trade payables incurred in the ordinary course of business consistent with past practice), (iv) obligations of such Person as lessee under leases which have been or should have been recorded as capital leases, in accordance with the accounting standards and rules applicable to such Person, (v) obligations of such Person in respect of amounts outstanding under overdraft or similar lines, (vi) obligations of such Person under or in respect of bankers’ acceptances, letters of credit (other than those securing obligations entered into in the ordinary course of business consistent with past practice to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit), bank guarantees, surety bonds or similar arrangements (including reimbursement obligations with respect thereto), (vii) Liabilities of such Person under any sale and leaseback transaction or any other transaction which is the functional equivalent of, or takes the place of, borrowing but which does not constitute indebtedness on the balance sheet, (viii) Liabilities of such Person under interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other hedging, derivative or similar agreements, (ix) to the extent not otherwise included in the foregoing, the financing of any accounts receivable of such Person, as indicated by the existence of an interest bearing instrument or financial costs (whether or not reflected on the balance sheet), (x) guarantees by such Person of obligations of the type described in the foregoing clauses of any other Person, (xi) obligations of any other Person of the type described in the foregoing clauses that are secured by a Lien on any asset or property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the fair market value of such property or assets and the amount of the obligation so secured, and (xii) accrued interest, prepayment penalties or premiums, breakage fees and all other amounts owed in respect of any of the foregoing.

“Indemnity Agreements” means each of the indemnity agreements to be entered into between Monsoon and each Initial Indigo Director pursuant to Section 7.21, in each case in a form reasonably acceptable to Indigo Parent.

“Indian Capital Gains Tax” means tax on gains (if any), computed under Sections 45 to 55 of the Indian Income Tax Act, 1961 (the “Indian IT Act”), arising out of the transfer of the Indigo Shares hereunder, which may or may not derive its value substantially from ‘assets located in India’, as per Explanation 5 and 6 under Section 9(1)(i) of the Indian IT Act.

“Indigo Bank Guarantee Facilities” means (i) the bank guarantee No. 5525608053 (72842), dated June 18, 2016, issued by Citibank, N.A. Mumbai branch in favor of International Air Transport Association on behalf of Ibibo Group Private Limited, (ii) the bank guarantee No. 5670601868 (15786), dated September 15, 2016, issued by Citibank, N.A. New Delhi branch in favor of EIH Ltd. in respect of amounts due and payable by Ibibo Group Private Limited to EIH Ltd., (iii) the bank guarantee No. 5678601749(15313), dated May 26, 2016, issued by Citibank, N.A. New Delhi branch in favor of Himachal Pradesh Tourism Development Corporation for performance security in relation to Ibibo Group Private Limited, (iv) bank guarantee no. 503LG1087/14 dated September 2, 2015, issued by Kotak Mahindra Bank, New Delhi branch to East India Hotels Ltd on behalf of Ibibo Group Private Limited, (v) bank guarantee no. 503LG1661/14 dated January 1, 2016 issued by Kotak Mahindra Bank, New Delhi branch to The Indian Hotel Co. Ltd. on behalf of Ibibo Group Private Limited and (vi) bank guarantee no. 0641OBG16000304 dated January 7, 2016 issued by Kotak Mahindra Bank, New Delhi branch to India Tourism Development Corporation Limited on behalf of Ibibo Group Private Limited.

“Indigo Business Benefit Plan” means any Employee Benefit Plan sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by any Indigo Group Company or any of its Affiliates for the benefit of any Indigo Business Employee.

“Indigo Business Employee” means (i) each current or former director, officer, manager or employee of any Indigo Group Company and (ii) each individual who is set forth in Section 1.01(a)(i) of the Indigo Parent Disclosure Letter, provided that the individuals set forth in Section 1.01(a)(ii) of the Indigo Parent Disclosure Letter shall not be an Indigo Business Employee.

“Indigo Business” means the business, operations and affairs of the Indigo Group Companies, taken as a whole.

“Indigo Group Company” means Indigo and each Subsidiary of Indigo, other than MIH India Holdings Limited, Mauritius and each of its Subsidiaries. For the avoidance of doubt, PayU Global B.V., Netherlands is not a Subsidiary of Indigo.

“Indigo IP Transfer” means the transfer by Indigo Parent or the relevant Affiliates of Indigo Parent to the Indigo Group Companies of all Intellectual Property Rights that such entities own and which primarily relate to, or are otherwise necessary for, the conduct of the Indigo Business by the Indigo Group Companies as of the date of this Agreement.

“Indigo Material Adverse Effect” means any Effect that is, or would reasonably be expected to be, materially adverse to (a) the business, financial condition or results of operations of the Indigo Group Companies, taken as a whole; provided that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, an Indigo Material Adverse Effect: (i) any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions, (ii) any changes of Law or IFRS or interpretation thereof (including with respect to Taxes), (iii) any changes resulting from any act of terrorism, war, national or international calamity, or any worsening thereof, (iv) any changes generally affecting the industries in which the Indigo Group Companies conduct their businesses, (v) any changes resulting from the announcement or the pendency of the Transactions, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the Transactions, (vi) any changes or effects resulting from any action required to be taken by the terms of this

Agreement, (vii) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), or (viii) any Action arising from or relating to the Transactions, except in the case of clauses (i), (ii), (iii) and (iv), to the extent such changes have a disproportionate impact on the Indigo Group Companies, taken as a whole, as compared to other participants in the industries in which the Indigo Group Companies conduct their businesses (in which case the disproportionate impact or impacts may be taken into account in determining whether there has been an Indigo Material Adverse Effect) or (b) the ability of Indigo Parent or Indigo to perform its obligations under the Transaction Documents or to consummate the Transactions.

“Indigo SAR” means any share appreciation right whose value is determined with reference to the value of one notional Indigo Share, whether granted pursuant to the Indigo SAR Scheme or otherwise.

“Indigo SAR Scheme” means the MIH India Ecommerce Private Limited SAR Scheme Rules.

“Indigo Steps Plan” means the steps plan dated as of October 18, 2016 prepared on behalf of Indigo Parent by PricewaterhouseCoopers Private Limited.

“Initial Closing Date Payment” means an amount equal to the product of (i) Estimated Monsoon Closing Date Net Cash multiplied by (ii) 2/3, as adjusted pursuant to Section 3.01(c) and Section 3.01(d).

“INR” means the lawful currency of India.

“Intellectual Property Rights” means all domestic and foreign intellectual property rights, including with respect to all (a) inventions (whether or not patentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all provisionals, reissues, continuations, continuations-in-part, divisions, revisions, extensions, inter partes reviews, post-grant reviews, covered business method reviews and reexaminations thereof, (b) trademarks, service marks, trade names, trade dress, logos, corporate names, brand names and other source indicators, together with all translations, adaptations, derivations, and combinations thereof, and all applications, registrations, and renewals in connection therewith, together with all goodwill associated with the foregoing, (c) domain names, uniform resource locators, generic top-level domains, social media handles or other identifiers and other names and locators associated with the Internet, and all registrations in connection therewith, (d) works of authorship (whether or not published and whether or not copyrightable), and all copyrights, designs and mask works, and all registrations, applications and renewals in connection therewith, (e) Software and all website content (including text, graphics, images, audio, video and data) and (f) Trade Secrets, confidential business information, and other proprietary information (including ideas, know-how, formulas, compositions, processes and techniques, research and development information, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, pricing and cost information, business and marketing plans and proposals and customer and supplier lists and information).

“Judgment” means any judgment, order, decree, writ, injunction, circular, award, settlement, stipulation or finding issued, promulgated, made, rendered, entered into or enforced by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“knowledge of Indigo Parent” means the actual knowledge, after reasonable inquiry, of the persons set forth in Section 1.01 of the Indigo Parent Disclosure Letter.

“knowledge of Monsoon” means the actual knowledge, after reasonable inquiry, of the persons set forth in Section 1.01 of the Monsoon Disclosure Letter.

“Law” means any federal, state, provincial, municipal, domestic or foreign law (including common law), statute, ordinance, rule, regulation, code or Judgment issued, promulgated, made, rendered, entered into or enforced by or with any Governmental Entity.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Malicious Code” means any “back door,” “time bomb”, “Trojan horse”, “virus”, “worm,” or “spyware” (as such terms are commonly understood in the software industry) or any other code intended to cause any unauthorized disrupting or disabling of the operation of, or provision of unauthorized access to, a computer system or network or other device on which such code is stored or installed.

“Monsoon Bank Account” means the bank account set forth in Section 1.01 of the Monsoon Disclosure Letter.

“Monsoon Benefit Plan” means any Employee Benefit Plan sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by Monsoon or any Monsoon Subsidiary for the benefit of any Monsoon Employee.

“Monsoon Board” means the board of directors of Monsoon.

“Monsoon Business” means the business, operations and affairs of Monsoon and the Monsoon Subsidiaries, taken as a whole.

“Monsoon Employee” means any current or former director, officer, manager or employee of Monsoon or any Monsoon Subsidiary.

“Monsoon Material Adverse Effect” means any Effect that is, or would reasonably be expected to be, materially adverse to (a) the business, financial condition or results of operations of Monsoon and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Monsoon Material Adverse Effect: (i) any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions, (ii) any changes of Law or IFRS or interpretation thereof (including with respect to Taxes), (iii) any changes resulting from any act of terrorism, war, national or international calamity, or any worsening thereof, (iv) any changes generally affecting the industries in which Monsoon and its Subsidiaries conduct their businesses, (v) any changes resulting from the announcement or the pendency of the Transactions, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the Transactions, (vi) changes in Monsoon’s stock price or the trading volume of Monsoon’s stock or any suspension of trading (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), (vii) any changes or effects resulting from any action required to be taken by the terms of this Agreement, (viii) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), or (ix) any Action arising from or relating to the Transactions, except in the case of clauses (i), (ii), (iii) and (iv), to the extent such changes have a disproportionate impact on Monsoon and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which Monsoon and its Subsidiaries conduct their businesses (in which case the disproportionate impact or impacts may be taken into account in determining whether there has been a Monsoon Material Adverse Effect) or (b) the ability of Monsoon to perform its obligations under the Transaction Documents or to consummate the Transactions.

“Monsoon Option” means an option to purchase a Monsoon Ordinary Share whether granted pursuant to any Monsoon Stock Plan or otherwise.

“Monsoon Permitted Indebtedness” means any Indebtedness described in Section 6.01(h)(i), (ii), (iii), (iv) or (v), provided that, notwithstanding anything in this Agreement to the contrary, the Convertible Notes and the indebtedness arising pursuant to the Convertible Notes Indenture and any indebtedness incurred, arising or issued in connection with any amendment or modification of either of the foregoing or any refinancing, replacement or renewal, in whole or in part, of either of the foregoing shall not be considered Monsoon Permitted Indebtedness.

“Monsoon Restricted Stock Unit” means any restricted share unit payable in Monsoon Ordinary Shares or whose value is determined with reference to the value of Monsoon Ordinary Shares, whether granted pursuant to any Monsoon Stock Plan or otherwise.

“Monsoon Shareholders’ Meeting” means the meeting of the holders of Monsoon Ordinary Shares to be convened for the purpose of obtaining the Monsoon Shareholder Approval.

“Monsoon Stock Plans” means the Amended and Restated 2001 Equity Option Plan and the 2010 Share Incentive Plan.

“Monsoon Subsidiary” means each Subsidiary of Monsoon (including, after the Closing, the Indigo Group Companies).

“Monsoon Voting Securities” means all shares of all classes of Capital Stock of Monsoon then outstanding which are normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof, including all Monsoon Ordinary Shares and Class B Shares.

“NASDAQ” means the NASDAQ Global Market.

“Naspers Rollover RSUs” means restricted stock units granted by Naspers Limited or one of its Affiliates (other than an Indigo Group Company) to any Indigo Business Employee listed in Section 4.03(c) of the Indigo Parent Disclosure Letter.

“Permitted Holder” means:

(i) Naspers Limited or any Affiliate thereof;

(ii) any Person that directly or indirectly acquires all or a substantial portion of Naspers Limited’s e-commerce business or any Affiliate of such Person; or

(iii) any Person that directly or indirectly acquires all or a substantial portion of Naspers Limited’s “business to consumer” (B2C) business or any Affiliate of such Person.

“Permitted Holder Ownership Percentage” means, as of any date or time, the total number of Monsoon Voting Securities (including all Class B Shares and Monsoon Ordinary Shares) Beneficially Owned by all Permitted Holders, expressed as a percentage of the total number of Monsoon Voting Securities issued and outstanding as of such date or time.

“Person” means any individual, general or limited partnership, corporation, limited liability company, joint stock company, trust, joint venture, unincorporated organization, association or any other entity, including any Governmental Entity, or any Group consisting of two or more of the foregoing.

“Personal Data” means, in addition to any definition provided by the parties or any of their Subsidiaries for any similar term (e.g., “personal information”, “personally identifiable information” or “PII”) in any privacy policy or other public-facing statement, all recorded information used or that can reasonably be used, alone or in combination with other information available to the parties or any of their Subsidiaries, to identify, contact or locate an individual, including name, physical address, telephone number, email address, financial account number, government-issued identifier (including social security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations, marital or other status, photograph, face geometry, or biometric information and internet protocol addresses or other persistent identifiers. Personal Data may relate to any individual, including a current, prospective or former employee, customer, supplier or vendor and includes any of the foregoing information in any form, whether printed, electronic or otherwise.

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Privacy Statements” means, collectively all publicly posted privacy policies posted on the products and services regarding the collection, use, disclosure, transfer, storage, maintenance, retention, deletion, disposal, modification, or processing of Personal Data.

“Records” means all books, records and other documents, including all Tax records, books of account, stock records and ledgers, financial, accounting and personnel records, files, invoices, customers’ and suppliers’ lists, other distribution lists, operating, production and other manuals, billing records and sales and promotional literature, in all cases, in any form or medium.

“Registrar” means the Registrar of Companies appointed under the Singapore Companies Act.

“Related Party Transaction” means any transaction or series of related transactions (including any purchase, sale, lease, exchange or other disposition of property or other assets, the rendering of any service and any loan, advance or extension of credit) between or among Monsoon or any Monsoon Subsidiary, on the one hand, and any Affiliate, Associate or Related Person (in each case excluding Monsoon or any Monsoon Subsidiary) of Monsoon or any Monsoon Subsidiary, on the other hand.

“Related Person” means, with respect to any Person:

(i) any director, executive officer or nominee for director of such Person;

(ii) any Beneficial Owner of 5% or more of the Capital Stock of such Person;

(iii) any immediate family member (including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law) of such Person or any Person specified in clause (i) or (ii) above and any individual (other than a tenant or employee) sharing the household of such Person or any Person specified in clause (i) or (ii) above; or

(iv) any other Person who shall be considered a “related party” as prescribed under the Indian Companies Act, 2013.

“Representatives” means, with respect to any Person, its directors, officers, employees, consultants, agents, investment bankers, financial advisors, attorneys, accountants and other advisors and representatives.

“Reserved Matter” has the meaning given to such term in the Terms of Issue.

“Restructuring” means, collectively, (i) each of the transactions set forth in the Indigo Steps Plan and (ii) the Indigo IP Transfer.

“RM CIC Severance Agreement” means the Change In Control Severance Agreement, effective as of the date hereof, between MakeMyTrip (India) Private Limited and Mr. Rajesh Magow.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SGD” means the lawful currency of Singapore.

“Singapore Companies Act” means the Companies Act, Chapter 50 of Singapore.

“Software” means all (a) computer programs, including all software or firmware implementations of algorithms, models, formulas and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including all data and collections of data, whether machine readable or otherwise, (c) development tools and developers’ kits, (d) descriptions, flow charts and other work product used to design, plan, organize, build and develop any of the foregoing and (e) all documentation including technical manuals, user manuals and other training documentation relating to any of the foregoing.

“Subsidiary” of any Person means any other Person of which an amount of the securities or interests having by the terms thereof voting power to elect at least a majority of the board of directors or other analogous governing body of such other Person (or, if there are no such voting securities or voting interests, of which at least a majority of the equity interests) is directly or indirectly owned or controlled by such first Person, or the general partner of which is such first Person.

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto), in each case in the nature of a tax, imposed by any Governmental Entity (whether payable directly or by withholding), including income, franchise, windfall or other profits, gross receipts, property, escheat or unclaimed property, sales, use, severance, net worth, capital stock, branch profits, customs duties, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, service, stamp, transfer, value-added, premium, minimum and alternative minimum, gains tax and license, customs duty and registration and documentation fees.

“Tax Law” means any Law governing or relating to any Tax.

“Tax Return” or “Tax Returns” means all returns, declarations of estimated tax payments, reports, estimates, information returns and statements, including any related or supporting information with respect to any of the foregoing, filed or to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxing Authority” means any domestic, foreign, federal, national, state, county or municipal or other local government (including any subdivision, agency, commission or authority thereof), or any quasi-governmental body, in each case, exercising regulatory authority in respect of Taxes.

“TBO” means TEK Travels Private Limited.

“TBO Business” means the business, operations and affairs of TBO and its Subsidiaries, taken as a whole.

“TBO Value” means an amount equal to $78,000,000.

“Terms of Issue” means the terms of issue of the Class B Shares substantially in the form attached hereto as Exhibit A.

“Third Party Approval” means any consent, approval, license, permit, order, exemption, franchise, certificate, clearance or authorization obtained or to be obtained from, or any registration, notification, declaration or filing made to or with, or to be made to or with, any third party (other than any Governmental Entity) in connection with the Transactions.

“Third Party Tender Offer” means a bona fide offer commenced and conducted by any Person (other than Indigo Parent or any of its Affiliates, or Monsoon or any of its Affiliates, or any Group that includes as a member thereof Indigo Parent or any of its Affiliates) to purchase or exchange for cash, securities or any other property all of the then outstanding Monsoon Capital Stock.

“Thirty Percent Transfer” has the meaning given to such term in the Terms of Issue.

“Trade Secrets” means all forms and types of financial, business, scientific, technical, economic or engineering information, including patterns, plans, compilations, program devices, formulas, designs, prototypes, methods, techniques, processes, procedures, programs or codes, whether tangible or intangible, and whether or how stored; compiled or memorialized physically, electronically, graphically, photographically, or in writing if (a) the owner thereof has taken reasonable measures to keep such information secret; and (b) the information derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable through proper means by, another Person who can obtain economic value from the disclosure or use of the information.

“Transaction Documents” means this Agreement, the Registration Rights Agreement, the CIC Severance Agreements and the Confidentiality Agreement.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Acquisition and the Share Issuance.

“Transfer” means the sale, transfer, assignment, pledge, conveyance, encumbrance, hypothecation or other disposition (whether by operation of law, by means of foreclosure or otherwise, whether or not for consideration, and whether voluntarily or involuntarily) of Class B Shares, which results in the automatic conversion of such Class B Shares into Monsoon Ordinary Shares pursuant to the Terms of Issue. The terms “Transferring,” “Transferee” and “Transferred” shall have a correlative meaning.

“Transfer Taxes” means all stock transfer, stamp duty, real property transfer or gains taxes, documentary, sales, use, registration, value-added and other similar taxes and related fees (including interest, penalties and additions thereto) incurred in connection with the Acquisition (other than the Restructuring), excluding any Taxes that are in the nature of income or gains Tax.

SECTION 1.02. Index of Defined Terms. The following terms are defined elsewhere in this Agreement, as shown in the table below:

Term	Location
“Accounting Firm”	Section 3.02(b)
“Acquired Competing Business”	Section 7.11(c)
“Acquired Person”	Section 7.11(c)
“Acquisition”	Section 2.02
“Adverse Recommendation Change”	Section 7.10(b)
“Advertising Contract”	Section 4.18(a)(xx)
“Agreed Accounting Principles”	Schedule 3.02
“Agreement”	Preamble
“Arbitration Panel”	Section 14.10(a)
“Cash and Cash Equivalents”	Section 3.02(h)
“Closing”	Section 2.03
“Closing Date”	Section 2.03
“Competitor”	Section 9.02(a)
“Competitor List”	Section 9.02(a)
“Direct Claim”	Section 12.04(b)
“Direct Claim Notice”	Section 12.04(b)
“Estimated Monsoon Closing Date Net Cash”	Section 3.02(h)
“ICDR”	Section 13.10(a)
“Indemnified Party”	Section 12.04(a)
“Indemnifying Party”	Section 12.04(a)
“Independent Directors”	Section 8.02(a)
“Indigo”	Preamble
“Indigo Balance Sheet”	Section 4.07(d)
“Indigo Closing Date Working Capital”	Section 3.02(a)
“Indigo Current Assets”	Section 3.02(h)
“Indigo Current Liabilities”	Section 3.02(h)
“Indigo Directors”	Section 8.02(b)
“Indigo Financial Statements”	Section 4.07(b)
“Indigo Intellectual Property”	Section 4.17(a)
“Indigo Leased Real Property”	Section 4.15
“Indigo Material Contracts”	Section 4.18(b)
“Indigo Minority Interests”	Section 4.02(b)
“Indigo Organizational Documents”	Section 4.01
“Indigo Parent”	Preamble
“Indigo Parent Deductible”	Section 12.01(b)(i)
“Indigo Parent Disclosure Letter”	Article IV
“Indigo Parent Indemnitees”	Section 12.02(a)
“Indigo Permitted Indebtedness”	Section 6.02(j)
“Indigo Permitted Liens”	Section 4.15
“Indigo Real Property Lease”	Section 4.15
“Indigo Securities”	Section 4.03(a)
“Indigo Shares”	Preamble
“Indigo Working Capital”	Section 3.02(h)
“Interim Indigo Financial Statements”	Section 4.07(b)
“Labor Union”	Section 4.11(h)
“Liabilities”	Section 4.07(d)
“Losses”	Section 12.01(a)
“Monsoon”	Preamble

Term	Location
“Monsoon Balance Sheet”	Section 5.06(f)
“Monsoon Cash”	Section 3.02(h)
“Monsoon Closing Date Net Cash”	Section 3.02(a)
“Monsoon Closing Date Working Capital”	Section 3.02(a)
“Monsoon Consolidated Indebtedness”	Section 3.02(h)
“Monsoon Current Assets”	Section 3.02(h)
“Monsoon Current Liabilities”	Section 3.02(h)
“Monsoon Deductible”	Section 12.02(b)(i)
“Monsoon Disclosure Letter”	Article V
“Monsoon Financial Statements”	Section 5.06(b)
“Monsoon Indemnitees”	Section 12.01(a)
“Monsoon Intellectual Property”	Section 5.16(a)
“Monsoon Leased Real Property”	Section 5.14
“Monsoon Material Contracts”	Section 5.17(b)
“Monsoon Minority Interests”	Section 5.02(b)
“Monsoon Net Cash”	Section 3.02(h)
“Monsoon Ordinary Shares”	Section 5.03(a)
“Monsoon Organizational Documents”	Section 5.01
“Monsoon Owned Real Property”	Section 5.14
“Monsoon Permitted Liens”	Section 5.14
“Monsoon Real Property”	Section 5.14
“Monsoon Real Property Lease”	Section 5.14
“Monsoon SEC Documents”	Section 5.06(a)
“Monsoon Securities”	Section 5.03(a)
“Monsoon Shareholder Approval”	Section 5.04(c)
“Monsoon Shareholders’ Meeting”	Section 7.02
“Monsoon Working Capital”	Section 3.02(h)
“New Issuance”	Section 8.06(a)
“Non-Compete Breach”	Section 7.11(a)
“Notice of Disagreement”	Section 3.02(b)
“OFAC”	Section 4.13(e)
“Outside Date”	Section 11.01(b)(i)
“Proxy Statement”	Section 7.01
“Purchase”	Section 8.06(a)
“Record Date”	Section 7.02
“Registration Rights Agreement”	Preamble
“Regulatory Undertaking”	Section 7.04(d)
“Required Competition Filings”	Section 7.04(b)
“Restructuring”	Section 2.01
“Rules”	Section 13.10(a)
“Sarbanes-Oxley Act”	Section 5.06(c)
“Share Issuance”	Section 2.02
“Significant Indigo Customer”	Section 4.22
“Significant Indigo Supplier”	Section 4.23
“Significant Monsoon Customer”	Section 5.21
“Significant Monsoon Supplier”	Section 5.22
“Straddle Period”	Section 7.05(a)
“Tax Claim”	Section 7.05(c)
“Third Party Claim”	Section 12.04(a)
“Voting Agreements”	Preamble

Term	Location
“Voting Indigo Debt”	Section 4.03(a)
“Voting Monsoon Debt”	Section 5.03(a)
“WC Statement”	Section 3.02(a)

SECTION 1.03. Interpretation; Disclosure Letters. (a) When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

(b) Any matter disclosed in any section of the Indigo Parent Disclosure Letter or the Monsoon Disclosure Letter shall qualify the correspondingly numbered representation and warranty or covenant and any other representation and warranty or covenant of Indigo Parent and Indigo or, as applicable, Monsoon to the extent that the relevance of any such disclosure to such other representation and warranty or covenant is reasonably apparent from the text of such disclosure.

ARTICLE II

The Transactions

SECTION 2.01. The Restructuring. Prior to the Closing, Indigo Parent will procure that the Restructuring shall occur in accordance with the Indigo Steps Plan, subject to any variations which are not material in nature.

SECTION 2.02. The Acquisition and Share Issuance. At the Closing, on the terms and subject to the conditions set forth in this Agreement, (i) Indigo Parent shall sell, convey, transfer and deliver to Monsoon, and Monsoon shall acquire and accept from Indigo Parent, all of Indigo Parent’s right, title and interest in and to the Indigo Shares, free and clear of all Liens, (ii) Indigo Parent shall pay to Monsoon (subject to the proviso set forth in Section 3.01(c)), as part of the purchase price for the Class B Shares to be issued hereunder, an amount in cash equal to the Initial Closing Date Payment, which amount shall be paid by wire transfer of immediately available funds to the Monsoon Bank Account (and, together with clause (i), the “Acquisition”), (iii) Monsoon shall pay to Indigo Parent an amount in cash (if any) equal to the amount calculated pursuant to the proviso set forth in Section 3.01(c) and (iv) in consideration for the Acquisition, Monsoon shall allot, and issue and deliver, or cause to be issued and delivered, to Indigo Parent 38,971,539 Class B Shares (the “Share Issuance”). In addition, Monsoon hereby grants to Indigo Parent an option to purchase, and Indigo Parent shall have the right to purchase (in its sole discretion) from Monsoon, at the Closing, up to 413,035 Monsoon Ordinary Shares (the “Optional Shares”). The purchase price for the Optional Shares will be $21.19 per share, which amount shall be paid by wire transfer of immediately available funds to the Monsoon Bank Account.

SECTION 2.03. Closing. The closing of the Acquisition and the Share Issuance (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, CityPoint, One Ropemaker Street, London EC2Y 9HR, United Kingdom on the last Business Day of the month in which the conditions set forth in Article X (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the parties entitled to waive such conditions) are satisfied (or, to the extent permitted by applicable Law, waived by the parties entitled to the benefit thereof), or at such other place, time and date as shall be agreed in writing between Indigo Parent and Monsoon. All Transactions taking place on the Closing Date shall be deemed to take place simultaneously. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 2.04. Closing Deliverables. At the Closing:

(a) Indigo Parent will:

(i) deliver, or cause to be delivered, to Monsoon, one or more certificates representing the Indigo Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer tax stamps, if any, affixed;

(ii) deliver, or cause to be delivered, to Monsoon, a certified true copy of the duly executed resolutions from the board of directors of Indigo approving the following matters: (A) the transfer of the Indigo Shares, (B) the cancellation of the certificates issued in the name of Indigo Parent in respect of the Indigo Shares, (C) subject to the transfer of the Indigo Shares being duly stamped, the registration of Monsoon as the holder of the Indigo Shares in the register of members of Indigo and (D) the appointment of Mr. Deep Kalra and Mr. Rajesh Magow as new directors of Indigo, subject to their consent to act as directors.

(iii) procure that the company secretary of Indigo (or such other authorised person) lodges a notice of transfer in respect of the Indigo Shares in the form prescribed under the Singapore Companies Act with the Registrar on the Closing Date, in order to enable the Registrar to update the electronic register of members of Indigo to reflect Monsoon as the holder of all of the Indigo Shares on and from the Closing Date;

(iv) duly executed letters of resignation of each director of Indigo identified and agreed by the parties prior to Closing, which letters shall include customary release of liability and waiver provisions and otherwise be in a form reasonably acceptable to Monsoon;

(v) deliver, or cause to be delivered, to Monsoon, a duly executed counterpart of the Registration Rights Agreement (if the Registration Rights Agreement has not already been executed and delivered by the parties thereto prior to Closing); and

(vi) deliver, or cause to be delivered, to Monsoon, the certificates, documents and other items to be delivered to Monsoon in accordance with Section 10.03, together with such other documents as Monsoon or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement;

(b) Monsoon will deliver, or cause to be delivered, to Indigo Parent:

(i) one or more certificates representing the Class B Shares, which shares shall be duly registered in the name of Indigo Parent in the share register of Monsoon;

(ii) a certified true copy of the duly executed resolutions of the Monsoon Board (A) approving this Agreement and the other Transaction Documents to which Monsoon is or is contemplated to be a party and the consummation of the Acquisition, the Share Issuance and the other Transactions, (B) determining that the terms of this Agreement and the Transactions are fair to, and are in the best interests of, Monsoon and its shareholders, (C) directing that this Agreement be submitted to the shareholders of Monsoon for adoption and approval, (D) recommending that the shareholders of Monsoon adopt and approve this Agreement and the Transactions, (E) approving the Terms of Issue of the Class B Shares; (F) approving the allotment and issuance of the Class B Shares to Indigo Parent pursuant to this Agreement; (G) approving the decrease in the size of the Monsoon Board to ten members effective as at the Closing, (H) approving the appointment of the Initial Indigo Directors to the Monsoon Board effective as at the Closing, (I) approving the entry into the Indemnity Agreements with each of the Initial Indigo Directors as promptly as practicable after the Closing and (J) approving any such other action or document required in connection with any of the foregoing;

(iii) duly executed letters of resignation of each of the five directors of Monsoon identified and agreed by the parties prior to Closing, which letters shall include customary release of liability and waiver provisions and otherwise be in a form reasonably acceptable to Indigo Parent;

(iv) duly executed counterparts of the Registration Rights Agreement signed by each of the parties thereto other than Indigo Parent (if the Registration Rights Agreement has not already been executed and delivered by the parties thereto prior to Closing); and

(v) the certificates, documents and other items to be delivered to Indigo Parent in accordance with Section 10.02, together with such other documents as Indigo Parent or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement.

ARTICLE III

Closing Adjustments

SECTION 3.01. Initial Closing Date Payment. (a) Not later than 5 Business Days prior to the anticipated Closing Date, Monsoon shall prepare and deliver to Indigo Parent a written statement certified by an officer of Monsoon setting forth in reasonable detail its good faith estimate of Monsoon Net Cash as of the close of business on the Closing Date (“Estimated Monsoon Closing Date Net Cash”) and its good faith estimate of Monsoon Working Capital as of the close of business on the Closing Date (“Estimated Monsoon Closing Date Working Capital”), each of which shall be calculated in accordance with the Agreed Accounting Principles, definitions and illustrative calculations set forth in this Agreement (including Schedule 3.02 hereto).

(b) Not later than 5 Business Days prior to the anticipated Closing Date, Indigo Parent shall prepare and deliver to Monsoon a written statement certified by an officer of Indigo Parent setting forth in reasonable detail its good faith estimate of Indigo Working Capital as of the close of business on the Closing Date (“Estimated Indigo Closing Date Working Capital”), which shall be calculated in accordance with the Agreed Accounting Principles, definitions and illustrative calculations set forth in this Agreement (including Schedule 3.02 hereto).

(c) If Estimated Indigo Closing Date Working Capital exceeds an amount equal to the product of (i) Estimated Monsoon Closing Date Working Capital multiplied by (ii) 2/3, the amount of the Initial Closing Date Payment shall be decreased by the amount of such difference (provided that if such decrease results in a negative value for the Initial Closing Date Payment, Monsoon shall pay to Indigo Parent at the Closing an amount equal to the absolute value of the difference between zero and such negative value for the Initial Closing Date Payment, which payment shall be made by wire transfer of immediately available funds to the bank account designated in writing by Indigo Parent).

(d) If Estimated Indigo Closing Date Working Capital is less than an amount equal to the product of (i) Estimated Monsoon Closing Date Working Capital multiplied by (ii) 2/3, the amount of the Initial Closing Date Payment shall be increased by the amount of such difference.

SECTION 3.02. Post-Closing Adjustments. (a) Within 60 days after the Closing Date, Monsoon shall prepare and deliver to Indigo Parent a statement (the “WC Statement”), certified by an officer of Monsoon, setting forth Monsoon’s good faith calculation of (i) Monsoon Working Capital as of the close of business on the Closing Date (“Monsoon Closing Date Working Capital”), (ii) Monsoon Net Cash as of the close of business on the Closing Date (“Monsoon Closing Date Net Cash”) and (iii) Indigo Working Capital as of the close of business on the Closing Date (“Indigo Closing Date Working Capital”). Each of Monsoon Closing Date Net Cash, Monsoon Closing Date Working Capital and Indigo Closing Date Working Capital shall be calculated in accordance with the Agreed Accounting Principles and the definitions and illustrative calculations set forth in this Agreement (including Schedule 3.02 hereto).

(b) During the 30-day period following Indigo Parent’s receipt of the WC Statement, Indigo Parent and its Representatives shall be permitted to review the working papers relating to the WC Statement. The WC Statement shall become final and binding upon the parties on the 30th day following delivery thereof, unless Indigo Parent gives written notice of its disagreement with the WC Statement (a “Notice of Disagreement”) to Monsoon prior to such date. Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted and (ii) only include disagreements based on mathematical errors or based on Monsoon Closing Date Working Capital, Monsoon Closing Date Net Cash or Indigo Closing Date Working Capital not being calculated in accordance with this Agreement (including the Agreed Accounting Principles). If a Notice of Disagreement is received by Monsoon in a timely manner, then the WC Statement (as revised in accordance with this sentence) shall become final and binding upon Indigo Parent and Monsoon on the earlier of (A) the date Indigo Parent and Monsoon resolve in writing any differences they have with respect to the items specified in the Notice of Disagreement and (B) the date any disputed items are finally resolved in writing by the Accounting Firm. During the 30-day period following the delivery of a Notice of Disagreement, Indigo Parent and Monsoon shall seek in good faith to resolve in writing any differences that they may have with respect to the items specified in the Notice of Disagreement. During such period, Monsoon and its Representatives shall have access to the working papers prepared by Indigo Parent in connection with the Notice of Disagreement. At the end of such 30-day period, Indigo Parent and Monsoon shall submit to Deloitte or another internationally recognized independent public accounting firm agreed upon by Indigo Parent and Monsoon in writing (the “Accounting Firm”) for review any and all items that remain in dispute and were properly included in the Notice of Disagreement. The parties shall instruct the Accounting Firm to render its reasoned written decision as to the disputed items and the effect of its decision on the WC Statement as promptly as practicable but in no event later than 60 days after its selection, which decision must be in writing and must set forth, in reasonable detail, the basis therefor. In resolving any disputed item, the Accounting Firm (1) shall act in the capacity of an expert and not as an arbitrator, (2) shall limit its review to matters specifically set forth in the Notice of Disagreement as a disputed item (other than matters thereafter resolved by mutual written agreement of the parties) and (3) shall not assign a value to any disputed item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party in the WC Statement or in the Notice of Disagreement. Each party shall furnish to the Accounting Firm such working papers and other relevant documents and information relating to the disputed items, and shall provide interviews and answer questions, as the Accounting Firm may reasonably request in connection with its determinations of such disputed items. In the event any party shall participate in teleconferences or meetings with, or make presentations to, the Accounting Firm, the other party shall be entitled to participate in such teleconferences, meetings or presentations. The terms of appointment and engagement of the Accounting Firm shall be as agreed upon between the parties in writing. The resolution of disputed items by the Accounting Firm shall be final and binding, and the determination of the Accounting Firm shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Accounting Firm incurred pursuant to this Section 3.02(b) shall be borne 30% by Indigo Parent and 70% by Monsoon.

(c) The “Final Closing Date Payment” shall be an amount equal to the product of (i) Monsoon Closing Date Net Cash multiplied by (ii) 2/3, which amount shall be:

(i) decreased by the amount by which Indigo Closing Date Working Capital (as finally determined pursuant to Section 3.02(b)) exceeds an amount equal to the product of (A) Monsoon Closing Date Working Capital (as finally determined pursuant to Section 3.02(b)) multiplied by (B) 2/3; and

(ii) increased by the amount by which Indigo Closing Date Working Capital (as finally determined pursuant to Section 3.02(b)) is less than an amount equal to the product of (A) Monsoon Closing Date Working Capital (as finally determined pursuant to Section 3.02(b)) multiplied by (B) 2/3.

(d) Within 10 Business Days after the WC Statement becomes final and binding on the parties:

(i) if the Initial Closing Date Payment exceeds the Final Closing Date Payment, Monsoon shall pay to Indigo Parent the amount of such difference by wire transfer of immediately available funds to the bank account designated in writing by Indigo Parent; and

(ii) if the Initial Closing Date Payment is less than the Final Closing Date Payment, Indigo Parent shall pay to Monsoon the amount of such difference by wire transfer of immediately available funds to the Monsoon Bank Account;

provided that if the amount of any such difference is less than $50,000, the relevant party shall not be required to make payment of the amount of such difference hereunder.

(e) Any payment to be made by a party pursuant to this Section 3.02 shall include interest on the amount to be paid at a rate equal to the rate of interest from time to time announced publicly by Citibank, N.A., as its prime rate, calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment.

(f) Following the Closing, Monsoon shall not take any action with respect to the accounting books and records of Monsoon on which the WC Statement is to be based that are not consistent with Monsoon’s past practices or that would obstruct or prevent the preparation of the WC Statement and the determination of Monsoon Closing Date Working Capital, Monsoon Closing Date Net Cash and Indigo Closing Date Working Capital as provided in this Section 3.02. During the period of time from and after the Closing Date through the resolution of any adjustment contemplated by this Section 3.02, Monsoon shall afford to Indigo Parent and its Representatives in connection with any adjustment contemplated by this Section 3.02 reasonable access during normal business hours to all the properties, personnel, Records and Contracts of Monsoon and its Subsidiaries relevant to the adjustment contemplated by this Section 3.02 reasonable access during normal business hours to all the properties, personnel, Records and Contracts of Monsoon and its Subsidiaries relevant to the adjustment contemplated by this Section 3.02.

ARTICLE IV

Representations and Warranties of Indigo Parent

Indigo Parent represents and warrants to Monsoon that, as of the date hereof and as of the Closing Date, except as disclosed in the manner contemplated in Section 1.03(b), in the letter, dated as of the date hereof, from Indigo Parent to Monsoon (the “Indigo Parent Disclosure Letter”):

SECTION 4.01. Organization, Standing and Power. Each of Indigo Parent, Indigo and each other Indigo Group Company is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Indigo Parent, Indigo and each other Indigo Group Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, an Indigo Material Adverse Effect. The copies of the certificate or articles of incorporation and bylaws or comparable organizational documents of Indigo (collectively, the “Indigo Organizational Documents”), as provided to Monsoon, are true, complete and correct as in effect as of the date of this Agreement and the Closing Date, as applicable. Indigo is not in violation of any of the provisions of the Indigo Organizational Documents. The stock certificate and transfer books and the minute books of Indigo and each of its Subsidiaries (which have been made available for inspection by Monsoon prior to the date hereof) are true and complete. Each of Indigo and its Subsidiaries is not a party to and has not taken any corporate action or other action (including in respect of breaches of statutory obligations or otherwise), nor have any steps been taken or Actions been commenced against Indigo and its Subsidiaries, for their liquidation, winding-up, dissolution, reorganization or administration (including receivership, bankruptcy, insolvency, examinership, moratorium or intervention Actions) or for the appointment of a liquidator, receiver, trustee, administrator, administrative receiver or similar officer with respect to all or any of their respective assets, and each of Indigo and its Subsidiaries is not insolvent under the laws of their respective jurisdiction of incorporation or unable to pay its debts. Each of Indigo and its Subsidiaries has not been dissolved and is not required to be dissolved under the laws of its jurisdiction of incorporation.

SECTION 4.02. Indigo Subsidiaries; Equity Interests. (a) Section 4.02(a) of the Indigo Parent Disclosure Letter sets forth, as of the date hereof, a true and complete list of each Subsidiary of Indigo, its jurisdiction of organization and the authorized, issued and outstanding Capital Stock of each such Subsidiary. Each outstanding share of Capital Stock of each such Subsidiary is duly authorized, validly issued without breach of any existing pre-emptive rights, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Indigo or one or more other Indigo Group Companies, free and clear of all Liens. There are no outstanding Contractual obligations of any Indigo Group Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Indigo Group Company or any other Person, other than guarantees by any Indigo Group Company of any indebtedness or other obligations of any other Indigo Group Company.

(b) Section 4.02(b) of the Indigo Parent Disclosure Letter sets forth, as of the date hereof, a true and complete list of all Capital Stock owned, directly or indirectly, by Indigo of any Person (collectively, the “Indigo Minority Interests”), other than any other Indigo Group Companies. All the Indigo Minority Interests are owned by Indigo or another Indigo Group Company, free and clear of all Liens.

(c) Except for its interests in the other Indigo Group Companies and the Indigo Minority Interests, Indigo does not own, directly or indirectly, any Capital Stock of any Person.

SECTION 4.03. Capitalization of Indigo Group Companies. (a) As of the date hereof, (i) the issued share capital of Indigo is SGD 363,185,875, comprising 5,304 Indigo Shares, (ii) no Indigo Shares are held by Indigo in its treasury or by any of its Subsidiaries and (iii) Indigo SARs with respect to 7,362,481 notional Indigo Shares held by Indigo Business Employees are outstanding. The Indigo Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, or issued in violation of, any preemptive right or other antidilutive right, purchase option, call option, right of first refusal, subscription right, transfer restriction or any similar right under any provision of applicable Law, the Indigo Organizational Documents or any Contract to which Indigo or any Affiliate thereof is a party or otherwise bound. There are no bonds, debentures, notes or other indebtedness of Indigo having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Indigo Shares may vote (“Voting Indigo Debt”). Except as set forth above, as of the date hereof, (i) there are no shares of capital stock of, or other equity or voting interests in, Indigo issued, reserved for issuance or outstanding and (ii) there are no options, rights, warrants, convertible or exchangeable securities (including debt securities), “phantom” stock or other equity rights, stock-based performance units, commitments, Contracts or undertakings of any kind to which any Indigo Group Company is a party or by which any of their respective properties or assets are bound (A) obligating any Indigo Group Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity or voting interests in, Indigo or any Voting Indigo Debt, (B) obligating any Indigo Group Company to issue, grant, extend or enter into any such option, right, warrant, security, commitment, Contract, arrangement or undertaking or (C) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Indigo Shares (the items in clauses (i) and (ii), collectively, “Indigo Securities”). There are no Contracts outstanding of any kind that obligate any Indigo Group Company to repurchase, redeem or otherwise acquire, or register or otherwise qualify for sale in accordance with applicable Law, any Indigo Securities.

(b) The document entitled “Outstanding Indigo SARs held by Indigo Business Employees” delivered by Indigo Parent to Monsoon as of the date of this Agreement sets forth, as of the date of this Agreement, (i) a complete and correct list of all outstanding Indigo SARs held by Indigo Business Employees, (ii) the number of notional Indigo Shares with respect to which such Indigo SARs are outstanding, (iii) the grant date, exercise price, vesting schedule and expiration date of each such Indigo SAR and (iv) the name of the holder of each such Indigo SAR. All outstanding Indigo SARs have been granted under the Indigo SAR Scheme. Other than the Indigo SARs set forth in the document delivered pursuant to this Section 4.03(b), none of the Indigo Group Companies has or could reasonably be expected to have any Liability in respect of any Indigo SARs.

(c) The document entitled “Outstanding Naspers Rollover RSUs” delivered by Indigo Parent to Monsoon as of the date of this Agreement sets forth, as of the date of this Agreement, (i) a complete and correct list of all outstanding Naspers Rollover RSUs, (ii) the number of shares of common stock of Naspers Limited or one of its Affiliates (as applicable) with respect to which such Naspers Rollover RSUs are outstanding, (iii) the grant date, vesting schedule and expiration date of each such Naspers Rollover RSU and (iv) the name of the holder of each such Naspers Rollover RSU. All outstanding Naspers Rollover RSUs have been granted under the Naspers Restricted Stock Plan Trust.

SECTION 4.04. Authority; Execution and Delivery; Enforceability. (a) Indigo Parent has all requisite power and authority to execute and deliver each Transaction Document to which it is or is contemplated to be a party, to perform and comply with its obligations thereunder and to consummate the Transactions. The execution and delivery by Indigo Parent of each Transaction Document to which it is or is contemplated to be a party and the consummation by Indigo Parent of the Transactions have been duly authorized by all necessary corporate action on the part of Indigo Parent, and no other corporate proceedings on the part of Indigo Parent are necessary to authorize the Transaction Documents or the consummation of the Transactions. Indigo Parent has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes its legal, valid and binding obligation, enforceable against Indigo Parent in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies). Prior to the Closing, Indigo Parent will have duly executed and delivered each other Transaction Document to which it is or is contemplated to be a party, and, assuming due authorization, execution and delivery by the other parties thereto, each other Transaction Document to which it is or is contemplated to be a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b) No affirmative vote or consent of holders of any class or series of Capital Stock of Indigo Parent is necessary to approve this Agreement or consummate any of the Transactions.

(c) Neither Indigo Parent nor Indigo are party to any shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. No “fair price”, “moratorium”, “control share acquisition”, “business combination”, “stockholder protection” or other similar antitakeover Law applicable with respect to Indigo Parent or Indigo applies to this Agreement or the Transactions.

SECTION 4.05. No Conflicts; Governmental Approvals. (a) The execution and delivery by Indigo Parent of each Transaction Document to which it is a party do not, the execution and delivery by Indigo Parent of each Transaction Document to which it is contemplated to be a party will not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of Indigo Parent or any Indigo Group Company under, any provision of (i) the Indigo Organizational Documents or the certificate or articles of incorporation and the bylaws or comparable organizational documents of any other Indigo Group Company, (ii) any Contract to which Indigo Parent or any Indigo Group Company is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings, consents and other matters referred to in Section 4.05(b), any Judgment or Law applicable to Indigo Parent or any Indigo Group Company or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such item that, individually or in the aggregate, has not and would not reasonably be expected to (A) prevent or delay beyond the Outside Date consummation of the Transactions or (B) have an Indigo Material Adverse Effect.

(b) No Governmental Approval is required to be obtained or made by or with respect to Indigo Parent or any Indigo Group Company in connection with the execution, delivery and performance of any Transaction Document to which it is a party or the consummation of the Transactions, other than (i) the Required Competition Filings, (ii) under any applicable international, Federal or state securities or “blue sky” Laws and (iii) such other Governmental Approvals, the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to (A) prevent or delay beyond the Outside Date consummation of the Transactions or (B) have an Indigo Material Adverse Effect.

SECTION 4.06. Title to Indigo Shares. Indigo Parent has, or upon completion of the Restructuring will have, good and valid title to the Indigo Shares, free and clear of all Liens, other than transfer restrictions imposed under applicable securities Laws (which transfer restrictions do not apply to the Acquisition). Assuming Monsoon has the requisite power and authority to be the lawful owner of the Indigo Shares, upon consummation of the Acquisition, good and valid title to such Indigo Shares will pass to Monsoon, free and clear of any Liens, other than those arising from acts of Monsoon or its Affiliates and transfer restrictions imposed under applicable securities Laws (which transfer restrictions do not apply to the Acquisition). Other than this Agreement, Indigo Parent is not party to any voting trust, stockholder agreement, proxy or other Contract with respect to the voting, redemption, sale, pledge, transfer or other disposition of the Indigo Shares.

SECTION 4.07. SEC Documents; Financial Statements; Undisclosed Liabilities. (a) No Indigo Group Company is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b) Indigo Parent has made available to Monsoon (i) the reviewed (but unaudited) special purpose consolidated financial information of Indigo for the fiscal year ended March 31, 2016 (including any notes or schedules thereto) (the “Indigo Financial Statements”). The Indigo Financial Statements (i) present fairly in all material respects the financial condition and the results of operations, cash flows and changes in shareholders’ equity of Indigo (on a consolidated basis) as of the respective dates of and for the periods referred to in the Indigo Financial Statements, and (ii) were prepared in accordance with IFRS, applied on a consistent basis during the periods covered (except as may be indicated in the notes thereto). The books and records of the Indigo Group Companies are accurate and complete, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described and the Indigo Financial Statements have been prepared, in all material respects, in accordance with such books and records. No financial statements of any Person other than Indigo and its Subsidiaries are required by IFRS to be included in the Indigo Financial Statements. Except as required by IFRS, Indigo has not, between March 31, 2016 and each of the date of this Agreement and the Closing Date, as applicable, made or adopted any material change in its accounting methods, practices or policies in effect on March 31, 2016. For the avoidance of doubt, the fact that Monsoon was required to execute a hold harmless letter with the auditors engaged by Indigo Parent to review the Indigo Financial Statements shall not affect any representations and warranties made by Indigo Parent in, or any rights of Monsoon under, this Agreement.

(c) Indigo has established and maintains a system of internal control over financial reporting effective to provide reasonable assurances regarding the reliability of the consolidated financial reporting and the preparation of the consolidated financial statements of Indigo and its Subsidiaries in accordance in all material respects with IFRS. As of the date hereof, based on the most recently completed evaluation of Indigo’s internal control over financial reporting, (i) Indigo had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Indigo’s ability to record, process, summarize and report financial information and (ii) Indigo does not have knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Indigo’s internal control over financial reporting.

(d) Indigo and its Subsidiaries do not have any liabilities, commitments or obligations of any nature, whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued, due or to become due (collectively, “Liabilities”), except (i) as disclosed, reflected, provided for or reserved against in the balance sheet included in the Indigo Financial Statements or the notes thereto (such balance sheet, together with the notes thereto, the “Indigo Balance Sheet”), (ii) for Liabilities incurred in the ordinary course of business since the date of the Indigo Balance Sheet, (iii) for Liabilities arising out of or in connection with this Agreement, the other Transaction Documents or the Transactions (other than Liabilities arising out of or in connection with the Restructuring), (iv) for Liabilities arising out of or in connection with the Restructuring that, individually or in the aggregate, have not had and would not reasonably be expected to have an Indigo Material Adverse Effect and (v) for Liabilities that individually or in the aggregate, have not had and would not reasonably be expected to have an Indigo Material Adverse Effect.

(e) Neither Indigo nor any Indigo Group Company is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among Indigo or any Indigo Group Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Indigo in the Indigo Financial Statements.

SECTION 4.08. Information Supplied. None of the information supplied or to be supplied by Indigo Parent for inclusion or incorporation by reference in the Proxy Statement (including any amendment or supplement thereto) contains or will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

SECTION 4.09. Absence of Certain Changes. Since the date of the Indigo Balance Sheet and through the date hereof, the Indigo Business has been conducted in all material respects in the ordinary course consistent with past practice, and there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have an Indigo Material Adverse Effect. Since the date of the Indigo Balance Sheet and through the date hereof, no Indigo Group Company has taken any action that, if taken after the date of this Agreement, would constitute a breach of Section 6.02.

SECTION 4.10. Taxes. (a) All Tax Returns required to be filed by or on behalf of any of the Indigo Group Companies have been filed when due and in accordance with all applicable Laws. Each such Tax Return is complete and accurate in all material respects. No Indigo Group Company has requested any extension of time within which to file any Tax Return that has not yet been filed.

(b) All Taxes of the Indigo Group Companies have been duly and timely paid, or are being contested in good faith through appropriate proceedings and disclosed in Section 4.10(b) of the Indigo Parent Disclosure Letter, in accordance with all applicable Laws. The Indigo Group Companies have accrued on their books, records and accounts, in accordance with IFRS, all Taxes that are not yet due and payable.

(c) There are no Liens for Taxes upon the properties or assets of any of the Indigo Group Companies, except for statutory Liens for Taxes not yet due and payable.

(d) No Taxing Authority has asserted an adjustment that could reasonably be expected to result in any additional Taxes for which any of the Indigo Group Companies is or may be liable or that could reasonably be expected to result in the creation of a Lien on any properties or assets of any of the Indigo Group Companies.

(e) No Tax or Tax Return of any of the Indigo Group Companies is under audit or examination by any Taxing Authority, and no written or, to the knowledge of Indigo Parent, unwritten notice of such an audit or examination has been received by any of the Indigo Group Companies. Each assessed deficiency resulting from any audit or examination by any Taxing Authority has been timely paid or is being contested in good faith through appropriate proceedings and disclosed in Section 4.10(e) of the Indigo Parent Disclosure Letter.

(f) No claim has been made, in writing, by any Taxing Authority in a jurisdiction where any of the Indigo Group Companies does not file a Tax Return that such Indigo Group Company is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return, which claim is still pending.

(g) There is no Contract or other document extending, or having the effect of extending, the period of assessment or collection of any Taxes, and no power of attorney with respect to any Taxes has been executed or filed with any Taxing Authority by or on behalf of any of the Indigo Group Companies.

(h) All related party transactions involving any of the Indigo Group Companies are at arm’s length and in compliance with the requirements governing related party transactions of any applicable Tax Law. Each of the Indigo Group Companies has maintained documentation (including any applicable transfer pricing studies) in connection with such related party transactions as may be required by applicable Tax Law.

(i) Each of the Indigo Group Companies has complied in all respects with all applicable Laws relating to the collection, payment and withholding of Taxes and has, within the time and manner prescribed by Law, collected, withheld from and paid over to the proper Governmental Entities all amounts required to be so collected, withheld and paid under applicable Law.

SECTION 4.11. Employee and Labor Matters. (a) Section 4.11(a) of the Indigo Parent Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of each material Indigo Business Benefit Plan.

(b) With respect to each material Indigo Business Benefit Plan, Indigo Parent has delivered or made available to Monsoon complete and accurate copies of (i) such Employee Benefit Plan, including any amendment thereto (or, in the case of any unwritten Employee Benefit Plan, a written description thereof), other than any Employee Benefit Plan that Indigo Parent is prohibited from making available to Monsoon as the result of applicable Law relating to the safeguarding of data privacy and (ii) the two most recent financial statements and actuarial or other valuation reports (if any) prepared with respect thereto.

(c) None of the execution and delivery of this Agreement or the consummation of any of the Transactions (alone or in conjunction with any other event, including any termination of employment) will (i) entitle any Indigo Business Employee to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other obligation under any Indigo Business Benefit Plan or (iii) result in any breach or violation of or default under, or limit Monsoon or any Monsoon Subsidiary’s right to amend, modify or terminate, any Assumed Benefit Plan, in each case, except as provided in this Agreement or pursuant to applicable Law.

(d) Except as would not reasonably be expected to be a material Liability of any Indigo Group Company, Monsoon or any Monsoon Subsidiary following the Closing, with respect to all Indigo Business Employees, each Indigo Business Benefit Plan (and any related trust or other funding vehicle) has been administered in accordance with its terms and is in compliance with all applicable Laws. Except as would not reasonably be expected to be a material Liability of any Indigo Group Company, Monsoon or any Monsoon Subsidiary following the Closing, each of the Indigo Group Companies is in compliance with all applicable Laws with respect to the Assumed Benefit Plans. None of the Indigo Group Companies is party to any collective bargaining agreement, collective agreement, company or shop agreement, labor or trade union, works council, employee forum or other employee representative Contract applicable to or for the benefit of any Indigo Business Employee.

(e) No Indigo Group Company has incurred, or could reasonably be expected to incur, any material unfunded Liabilities in relation to any Indigo Business Benefit Plan that could reasonably be expected to become Liabilities of any Indigo Group Company, Monsoon or any Monsoon Subsidiary following the Closing;

(f) No Indigo Business Benefit Plan provides (i) any defined benefit pension plan benefits to any Indigo Business Employee or (ii) any post-retirement medical, dental or life insurance benefits to any Indigo Business Employee (other than coverage mandated by applicable Law).

(g) Except as would not reasonably be expected to be a material Liability of any Indigo Group Company, Monsoon or any Monsoon Subsidiary following the Closing, no Action (other than routine claims for benefits) is pending against or involves or, to the knowledge of Indigo Parent, is threatened against or threatened to involve, any Assumed Benefit Plan.

(h) None of the Indigo Group Companies is party to any material arrangement with labor or trade unions, works councils and other similar employee representative bodies (each a “Labor Union”) under which the Indigo Business Employees will have outstanding rights or obligations on and following the Closing.

(i) The Indigo Group Companies have (i) complied with all applicable Laws relating to employment, employment and labor practices, immigration, wages, hours and terms and conditions of employment with respect to the Indigo Business Employees and (ii) correctly classified Indigo Business Employees as employees or non-employees under applicable Laws except, in each case, for any such matters that would not reasonably be expected to be a material Liability of any Indigo Group Company, Monsoon or any Monsoon Subsidiary following the Closing.

(j) (i) Since January 1, 2014, there has been and there is no labor strike, dispute, request for representation, union organization attempt, walkout, work stoppage, slowdown or lockout against any Indigo Group Company in respect of any Indigo Business Employee in effect, pending or, to the knowledge of Indigo Parent, threatened; and (ii) no Indigo Group Company is subject to any pending Action pertaining to the Indigo Business Employees and, to the knowledge of Indigo Parent, no such Action is threatened.

(k) Except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability of any Indigo Group Company, Monsoon or any Monsoon Subsidiary following the Closing, there are no legal or contractual requirements to provide notice to, enter into any consultation procedure with or obtain an opinion from any Labor Union recognized by any Indigo Group Company for collective consultation purposes in relation to any Indigo Business Employee, in connection with the execution of the Transaction Documents or the consummation of the Transactions.

(l) Section 4.11(l) of the Indigo Parent Disclosure Letter sets forth (i) the total number of employees of the Indigo Group Companies as of September 30, 2016 and (ii) the total cost of employment, which includes annual base salary and wages, incentive opportunities and the employer portion of the cost of participation in the applicable Indigo Business Benefit Plans, with respect to such employees for the six month period ended September 30, 2016.

(m) No amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of the Transactions by any “disqualified individual”, as such term is defined in Treasury Regulation Section 1.280G-1, with respect to Indigo, under any Indigo Business Benefit Plan or other compensation arrangement would be characterized as an “excess parachute payment”, as such term is defined in Section 280G(b)(1) of the Code, and no such disqualified individual is entitled to receive any additional payment (including any tax gross up or other payment) from Indigo Parent or any of its Affiliates or any other Person in the event that the excise tax required by Section 4999(a) of the Code is imposed on such disqualified individual.

SECTION 4.12. Litigation. A true, complete and correct list of any Actions pending or, to the knowledge of Indigo Parent, threatened against or affecting Indigo Parent or any Indigo Group Company, and any Judgments outstanding against Indigo Parent or any Indigo Group Company or to which Indigo Parent or any Indigo Group Company or any of their respective properties or assets is subject as of the date of this Agreement, and in each case which is reasonably likely to result in the imposition on Indigo Parent or any Indigo Group Company of damages in excess of $1,000,000 individually or any equitable relief that would be materially adverse to Indigo Parent or any Indigo Group Company, is set out in Section 4.12 of the Indigo Disclosure Letter. There is no Action pending or, to the knowledge of Indigo Parent, threatened against or affecting Indigo Parent or any Indigo Group Company (and Indigo Parent is not aware of any basis for any such Action) that would, individually or in the aggregate, reasonably be expected to prevent or delay beyond the Outside Date consummation of the Transactions. There is no Action pending or, to the knowledge of Indigo Parent, threatened against or affecting Indigo Parent or any Indigo Group Company (and Indigo Parent is not aware of any basis for any such Action) that, individually or in the aggregate, has had or would reasonably be expected to have an Indigo Material Adverse Effect, nor is there any Judgment outstanding against Indigo Parent or any Indigo Group Company or to which Indigo Parent or any Indigo Group Company or any of their respective properties or assets is subject that, individually or in the aggregate, has had or would reasonably be expected to have an Indigo Material Adverse Effect. This Section 4.12 does not relate to environmental claims, which are the subject of Section 4.14, or intellectual property matters, which are the subject of Section 4.17.

SECTION 4.13. Compliance with Applicable Laws. (a) The Indigo Group Companies are, and have been since January 1, 2014, in compliance with all applicable Laws (including those relating to related parties and occupational health and safety), except for instances of non-compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have an Indigo Material Adverse Effect. The Restructuring has been, or will be, implemented in compliance with all applicable Laws, except for instances of non-compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have an Indigo Material Adverse Effect. The Indigo Group Companies are, and have been since January 1, 2014, in compliance with the Indian foreign exchange regulations, as applicable. No Indigo Group Company has received any written communication since January 1, 2014 from a Governmental Entity that alleges that any Indigo Group Company is not in compliance in any material respect with any applicable Law, which alleged non-compliance has not been materially resolved. This Section 4.13 does not relate to Tax matters, which are the subject of Section 4.10, or Environmental Laws, which are the subject of Section 4.14.

(b) The Indigo Group Companies (i) are, and have been since January 1, 2014, in compliance in all material respects with applicable Anti-corruption Laws, (ii) since January 1, 2014, have not been investigated by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by any Indigo Group Company of any applicable Anti-corruption Laws and (iii) since January 1, 2014, have had an operational code of conduct that includes policies and procedures intended to enhance awareness of and compliance by the Indigo Group Companies with Anti-corruption Laws.

(c) No Indigo Group Company has directly or, to the knowledge of Indigo Parent, indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of (i) influencing any act or decision of any Government Official, (ii) inducing any Government Official to do or omit to do an act in violation of a lawful duty, (iii) securing any improper advantage or (iv) inducing any Government Official to influence the act or decision of a Governmental Entity in order to obtain or retain business or direct business to any Person in any way.

(d) The Indigo Group Companies have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with IFRS, in all material respects. There have been no false or fictitious entries made in the books and records of the Indigo Group Companies relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and the Indigo Group Companies have not established or maintained a secret or unrecorded fund.

(e) Since January 1, 2014, no Indigo Group Company has had a customer or supplier or other business relationship with, has been a party to any Contract with, or has engaged in any transaction with, any Person (i) that is organized or domiciled in or that is a citizen of Cuba, Iran, North Korea, Sudan or Syria (including any Governmental Entity within such country) or (ii) that is the subject of any international economic or trade sanction administered or enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, the United Kingdom Export Control Organization or other relevant sanctions authority (including but not limited to being listed on the Specially Designated Nationals and Blocked Persons List administered by OFAC).

SECTION 4.14. Environmental Matters. (i) Each of the Indigo Group Companies hold, and are and have been in compliance with, all Governmental Approvals required for the Indigo Group Companies to conduct their respective businesses under Environmental Laws, and are and have been in compliance with all Environmental Laws, except for any instances of noncompliance which, individually or in the aggregate, have not had and would not reasonably be expected to have an Indigo Material Adverse Effect, (ii) no Indigo Group Company has any actual or contingent liabilities or obligations including any assumed, whether by contract or operation of law, liabilities or obligations, in connection with any Hazardous Materials or arising under any Environmental Laws in connection with the ownership or operation of its business, real properties or any formerly owned or operated divisions, subsidiaries, companies or real properties, that, individually or in the aggregate, have been and would not reasonably be expected to be material, (iii) no Indigo Group Company has disposed of, or arranged for the disposal of, Hazardous Materials at any onsite or offsite location, and (iv) no Indigo Group Company has received any written or oral communication from any person that alleges that any Indigo Group Company is not in compliance in any material respect with any Environmental Laws, or is subject to material liability under any Environmental Laws, the substance of which has not been materially resolved.

SECTION 4.15. Real Property. No Indigo Group Company owns any real property. Section 4.15 of the Indigo Parent Disclosure Letter sets forth a complete list as of the date of this Agreement of all real property and interests in real property leased by any Indigo Group Company (each, an “Indigo Leased Real Property”) and identifies the leases or subleases demising such Indigo Leased Real Property (each, an “Indigo Real Property Lease”). An Indigo Group Company has good and valid title to its leasehold estates in all Indigo Leased Real Property, in each case free and clear of all Liens, except (i) Liens securing indebtedness reflected in the latest Indigo Financial Statements, (ii) Liens consisting of zoning or planning restrictions, permits, easements, covenants and other restrictions or limitations on the use or occupancy of real property or irregularities in title thereto, which do not materially impair the use of such property as it is presently used or intended to be used in connection with the Indigo Business, (iii) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate Actions and for which adequate reserves in accordance with IFRS have been established in the latest Indigo Financial Statements, (iv) mechanics’, carriers’, workmen’s, materialmen’s, repairmen’s and similar Liens arising in the ordinary course of business consistent with past practice for sums not yet due and payable and (v) Liens which do not and would not reasonably be expected to, individually or in the aggregate, materially and adversely affect the use and operation of such assets as they are presently used and operated or intended to be used and operated in connection with the Indigo Business (the items in clauses (i) through (v), collectively, “Indigo Permitted Liens”).

SECTION 4.16. Title to and Sufficiency of Assets. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Indigo Material Adverse Effect, (i) each Indigo Group Company has good and valid title to, or a valid leasehold interest in or license to, all of its personal property and other tangible assets and properties, in each case free and clear of all Liens other than Indigo Permitted Liens; (ii) such properties and assets constitute all of the properties and assets that are used in the operations of the Indigo Group Companies as presently conducted and are adequate to conduct the Indigo Business as presently conducted; and (iii) such properties and assets, taken as a whole, are in good operating condition and repair, normal wear and tear excepted.

SECTION 4.17. Intellectual Property. (a) Section 4.17(a) of the Indigo Parent Disclosure Letter sets forth a true and complete list as of the date of this Agreement of all Intellectual Property Rights owned or purported to be owned by any Indigo Group Company (the “Owned Indigo Intellectual Property”) that are registered with a Governmental Authority. The registered Owned Indigo Intellectual Property is subsisting and, to the knowledge of Indigo Parent, valid and enforceable. An Indigo Group Company is the sole and exclusive owner of the Owned Indigo Intellectual Property, free and clear of all Liens other than nonexclusive licenses entered into in the ordinary course of business. No Indigo Group Company has granted any exclusive license in respect of any Owned Indigo Intellectual Property. As of the Closing Date, the Owned Indigo Intellectual Property will include all of the material Intellectual Property Rights owned or purported to be owned by Indigo Parent and its Affiliates prior to the Restructuring, to the extent that such material Intellectual Property Rights primarily relate to the Indigo Business as presently conducted.

(b) There are (i) no claims pending or threatened in writing against any Indigo Group Company by any Person (x) claiming that any Indigo Group Company is infringing, misappropriating or otherwise violating any Intellectual Property Rights of a third party in the operation or conduct of the Indigo Business as currently conducted (including any claim that any Indigo Group Company must license or refrain from using any Intellectual Property Right of any third party) or (y) challenging the validity, ownership, patentability, enforceability, registrability or use by any Indigo Group Company of any Owned Indigo Intellectual Property and (ii) to the knowledge of Indigo Parent, (1) the conduct of the Indigo Business is not (A) infringing upon, misappropriating, violating, diluting or constituting the unauthorized use of any Intellectual Property Rights of any third party, or (B) violating any rights of any Person to privacy or publicity and (2) no Person is infringing, misappropriating or violating the rights of any Indigo Group Company with respect to any Intellectual Property Rights used or held for use in the Indigo Business.

(c) Except for commercially available “off-the-shelf” Software licensed to any Indigo Group Company, the Owned Indigo Intellectual Property, together with all Intellectual Property Rights that the Indigo Group Companies license pursuant to the Contracts set forth in Section 4.18(a)(iv) of the Indigo Disclosure Letter (collectively, the “Indigo Intellectual Property”), constitutes all of the Intellectual Property Rights reasonably necessary for the conduct of the Indigo Business as currently conducted and as currently planned to be conducted.

(d) Each Indigo Group Company has taken commercially reasonable steps to obtain, maintain and protect the Indigo Intellectual Property. Without limiting the foregoing, (i) all confidential information, including any Trade Secrets constituting Indigo Intellectual Property have been maintained in confidence in accordance with protection procedures customarily used in the industry to protect information of like importance and (ii) none of the Indigo Group Companies or, to the knowledge of Indigo Parent, any third party, has disclosed any of the confidential information, including Trade Secrets, owned by or accessible to the Indigo Group Companies to any other Person (except in the ordinary course of business consistent with past practice and subject to written obligations of confidence).

(e) All employees and contractors that have created, invented or improved any Owned Indigo Intellectual Property have executed valid and binding agreements in which they have irrevocably assigned exclusive ownership of all of their rights in and to such Intellectual Property Rights to an Indigo Group Company. To the knowledge of Indigo Parent, no party to any such agreement is in material breach thereof.

(f) No Indigo Group Company is or has been a member of or a contributor to any industry standards-setting body or similar organization in connection with the Indigo Business that requires or obligates any Indigo Group Company to grant or offer to any other Person any license or right to any Owned Indigo Intellectual Property.

(g) No funding, facilities or personnel of any Governmental Authority were used to develop or create, in whole or in part, any Owned Indigo Intellectual Property in a manner that has resulted in any such Governmental Authority having any rights or interests in any such Owned Indigo Intellectual Property.

(h) Since January 1, 2014, the conduct of the Indigo Business has been and is in compliance in all material respects with any and all applicable Laws, contractual requirements of each Indigo Group Company, terms of use and Privacy Statements of each Indigo Group Company pertaining to data protection or information privacy, security, and the collection, use and disclosure of any Personal Data by or on behalf of any Indigo Group Company. The Indigo Group Companies have used reasonable best efforts to protect the secrecy of Personal Data that the Indigo Group Companies (or any Person on behalf of the Indigo Group Companies) collects, stores, uses or maintains for the conduct of the Indigo Business and to prevent unauthorized use, disclosure, loss, processing, transmission or destruction of or access to such information by any other Person. To the knowledge of Indigo Parent, since January 1, 2014 there have been no unauthorized processing or disclosures of access to data or any intrusions or breaches of security, relating to any Personal Data collected, stored, used or maintained by or on behalf of any Indigo Group Company. None of the Indigo Group Companies has been legally required to provide any notices to data owners in connection with a disclosure of Personal Data or other non-public information, nor have the Indigo Group Companies provided any such notice. There are no claims pending or, to the knowledge of Indigo Parent, threatened against the Indigo Group Companies alleging a violation of any other Person’s Personal Data or privacy or data rights.

(i) The Indigo Group Companies have taken all reasonable measures to preserve and maintain the performance and security of all Software, hardware, databases, computer equipment, communications networks, data centers, and other information technology systems owned or leased by the Indigo Group Companies (“Indigo IT Systems”). To the knowledge of Indigo Parent, no Indigo IT System contains any Malicious Code. The Indigo Group Companies use commercially reasonable measures designed to prevent the introduction of Malicious Code into Indigo IT Systems, including firewall protections and virus scans. Since January 1, 2014, to the knowledge of Indigo Parent (i) there has been no material failure with respect to any Indigo IT System and (ii) there has been no unauthorized access to or use of any Indigo IT System by a third party.

(j) No Software code or data library is present in any Software contained within the Owned Indigo Intellectual Property (the “Indigo Proprietary Software”) that is licensed as freeware, shareware, open source software or under similar licensing models that (i) requires or conditions the use or distribution of any Indigo Proprietary Software, as used or distributed in the conduct of the Indigo Business as presently conducted, or planned to be conducted, on the disclosure, licensing or distribution of any source code for any portion of such Indigo Proprietary Software at no additional charge, (ii) prohibits or limits the receipt of consideration in connection with the licensing, sublicensing or distributing any Indigo Proprietary Software, (iii) requires (or could or does condition the use or distribution of such Indigo Proprietary Software on) the granting (x) to third parties of the right to make derivative works or other modifications to such Indigo Proprietary Software or portions thereof or (y) of a license under the Owned Indigo Intellectual Property.

SECTION 4.18. Material Contracts. (a) Section 4.18(a) of the Indigo Parent Disclosure Letter sets forth a true and complete list, as of the date hereof, of each of the following Contracts to which any Indigo Group Company is a party or by which any Indigo Group Company or any of their respective properties or assets is bound (including any amendments, supplements and modifications thereto):

(i) any non-competition agreement, non-solicitation agreement, exclusive distribution, franchise or licensing agreement or other Contract that includes any provision which materially limits any Indigo Group Company from engaging in any activity or conducting business with any Person or in any geographic area or from soliciting employees or personnel of any Person;

(ii) any Contract that relates to the formation, creation, governance or control of any partnership, joint venture or similar arrangement, or any collaboration, cooperation or partnering Contract, in each case that is material to the Indigo Business and for which the closing of the relevant transaction has not occurred;

(iii) any Contract that relates to the acquisition or disposition of any business, whether by merger, sale of stock, sale of assets or otherwise, in each case for which the closing of the relevant transaction has not occurred;

(iv) any Contract with any Related Person of any Indigo Group Company (other than the agreements covered by clause (i) and any Indigo Business Benefit Plan);

(v) any material Contract pursuant to which any Third Party Approval is required pursuant to a “change of control” or similar clause;

(vi) any Contract entered into other than on commercial arm’s length terms;

(vii) any currency exchange, interest rate exchange, commodity exchange or similar Contract;

(viii) any Contract entered into by any Indigo Group Company in connection with the settlement or other resolution of any material Action imposing operational restrictions or conduct requirements on Indigo or any Indigo Group Company or any of their respective Affiliates (including Monsoon and its Affiliates after the Closing Date);

(ix) any Contract (other than Contracts entered into in the ordinary course of business consistent with past practice) which provides for aggregate future sums due from any Indigo Group Company or an aggregate future liability (contingent or otherwise) to any Person (in each case other than any Indigo Group Company) in excess of $1,000,000; or

(x) any other Contract other than as set forth above to which any Indigo Group Company is a party or by which it or any of its assets or businesses is bound or subject that is material to the Indigo Business or the use or operation of their assets.

(b) (i) All Contracts set forth or required to be set forth in Section 4.18(a) of the Indigo Disclosure Letter (the “Indigo Material Contracts”) are valid, binding and in full force and effect and are enforceable by Indigo or its applicable Subsidiary in accordance with their terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies) (ii) Indigo or its applicable Subsidiary has performed all material obligations required to be performed by it under the Indigo Material Contracts, and it is not (with or without notice or lapse of time, or both) in material breach or material default thereunder and, to the knowledge of Indigo Parent, no other party to any Indigo Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, (iii) since January 1, 2014, neither Indigo nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential material violation of, or material failure to comply with, any term or requirement of any Indigo Material Contract, and (iv) neither Indigo nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, change the scope of rights under or fail to renew any Indigo Material Contract. True and complete copies of each written Indigo Material Contract, and a summary of each oral Indigo Material Contract, listed in Section 4.18(a) of the Indigo Disclosure Letter (including all written modifications and amendments thereto and waivers thereunder) have been made available to Monsoon.

(c) Upon Closing, no Contract to which Indigo Parent or any Affiliate thereof (other than Monsoon or any Monsoon Subsidiary) is a party will be in effect which purports to legally bind, or impose any duty, obligation or other Liability of any kind (except for any confidentiality obligations that may arise as a result of any Indigo Group Company sharing any information with Monsoon or any of its Affiliates that is subject to the terms of a confidentiality agreement with a third party) on, either expressly or through a reference to affiliates of Indigo Parent or such Affiliate thereof that is party thereto (or words of similar import), Monsoon or any Monsoon Subsidiary in a manner that would reasonably be expected to have a material adverse effect on the Monsoon Business.

SECTION 4.19. Receivables. All the accounts receivable of the Indigo Group Companies (a) represent actual indebtedness incurred by the applicable account debtors and (b) have arisen from bona fide transactions in the ordinary course of the business of the Indigo Group Companies. To the knowledge of Indigo Parent, all such accounts receivable are good and collectible at the aggregate recorded amounts thereof, net of any applicable reserves for doubtful accounts reflected on the Indigo Balance Sheet. Since the date of the Indigo Balance Sheet, there have not been any write-offs as uncollectible of any customer accounts receivable of the Indigo Group Companies, except for write-offs in the ordinary course of the business of the Indigo Group Companies and consistent with past practice.

SECTION 4.20. Permits. The Indigo Group Companies have all required Governmental Approvals necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of such Governmental Approvals is valid, subsisting and in full force and effect, except where the failure to have or maintain such Governmental Approvals, individually or in the aggregate, has not had and would not reasonably be expected to have an Indigo Material Adverse Effect. The operation of the business of the Indigo Group Companies as currently conducted is not, and has not been since January 1, 2014, in violation of, nor is any Indigo Group Company in default or violation under, any Governmental Approval (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on the Indigo Group Companies), and, to the knowledge of Indigo Parent, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Governmental Approval, except where such default or violation of such Governmental Approval, individually or in the aggregate, has not had and would not reasonably be expected to have, an Indigo Material Adverse Effect. There are no actions pending or, to the knowledge of Indigo Parent, threatened, that seek the revocation, cancellation or modification of any Governmental Approval, except where such revocation, cancellation or modification, individually or in the aggregate, has not had and would not reasonably be expected to have, an Indigo Material Adverse Effect. Since January 1, 2014, no Indigo Group Company has received or been subject to any written notice, charge, claim or assertion, or to the knowledge of Indigo Parent, any other notice, charge, claim or assertion, in each case, alleging any violations of or noncompliance with any Governmental Approval, nor to the knowledge of Indigo Parent, has any such notice, charge, claim or assertion been threatened, except where such notice, charge, claim or assertion, individually or in the aggregate, has not had and would not reasonably be expected to have, an Indigo Material Adverse Effect.

SECTION 4.21. Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Indigo Material Adverse Effect, (a) Indigo and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with applicable Law and in accordance with standard industry practices, (b) all insurance policies of Indigo and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, and all premiums required to be paid thereon have been paid in accordance with the payment terms of such insurance policy so as not to result in a termination or lapse in coverage and (c) neither Indigo nor any of its Subsidiaries is in breach of, or default under, any such insurance policy or has taken any action or failed to take any action which, with notice or lapse of time, would constitute such a breach or default or permit termination or modification of any of the insurance policies. Since January 1, 2014, neither Indigo nor any of its Subsidiaries has received any written notice of cancellation, invalidation or termination or, as of the date of this Agreement, denial of coverage, rejection of a material claim or material adjustment in the amount of the premiums payable under any material insurance policy maintained by Indigo or any of its Subsidiaries.

SECTION 4.22. Customers. Section 4.22 of the Indigo Parent Disclosure Letter sets forth a true and complete list of each customer of any Indigo Group Company which accounted for more than 1% of the consolidated total revenues of the Indigo Group Companies during the most recent fiscal year (each, a “Significant Indigo Customer”). Since the date of the Indigo Balance Sheet, (i) no Significant Indigo Customer has notified any Indigo Group Company that it has terminated, or intends to terminate, its customer relationship with any Indigo Group Company, (ii) there has been no material adverse change in the overall terms and conditions, or any material term (including credit terms), on which any Indigo Group Company conducts business with such Significant Indigo Customer or (iii) any other material adverse change in the business relationship of any Indigo Group Company with any Significant Indigo Customer.

SECTION 4.23. Suppliers. Section 4.23 of the Indigo Parent Disclosure Letter sets forth a true and complete list of each supplier or service provider which accounted for more than 5% of the consolidated total expenditures of the Indigo Group Companies during the most recent fiscal year (each, a “Significant Indigo Supplier”). Since the date of the Indigo Balance Sheet, (i) no Significant Indigo Supplier has notified any Indigo Group Company that it has terminated, or intends to terminate, its supplier or service provider relationship with any Indigo Group Company, (ii) there has been no material adverse change in the overall terms and conditions, or any material term (including credit terms), on which any Indigo Group Company conducts business with such Significant Indigo Supplier or (iii) any other material adverse change in the business relationship of any Indigo Group Company with any Significant Indigo Supplier.

SECTION 4.24. Private Offering. Neither Indigo Parent nor any Indigo Group Company nor any of their Affiliates or Representatives have issued, sold or offered any security of Indigo to any Person under circumstances that would cause the sale of any of the Indigo Shares, as contemplated by this Agreement, to be subject to the registration requirements of the Securities Act or to comparable requirements of applicable Law in any other jurisdiction.

SECTION 4.25. Brokers. Except for the fees payable to Indigo Parent’s financial advisor in connection with the Transactions, neither Indigo Parent nor any Indigo Group Company nor any of their respective officers or directors on behalf of Indigo Parent or such Indigo Group Company has employed any financial advisor, investment banker, broker or finder or incurred any liability for any financial advisory fee, investment banking fee, broker’s fee, commission or finder’s fee in connection with any of the Transactions. The fees and expenses of Indigo Parent’s financial advisor will be paid by Indigo Parent.

ARTICLE V

Representations and Warranties of Monsoon

Monsoon represents and warrants to Indigo Parent and Indigo that, as of the date hereof and as of the Closing Date, except as disclosed (i) in the manner contemplated in Section 1.03(b), in the letter, dated as of the date hereof, from Monsoon to Indigo Parent (the “Monsoon Disclosure Letter”) or (ii) in a manner reasonably apparent in the documents filed with, or furnished to, the SEC by Monsoon and publicly available prior to the date hereof and after January 1, 2014 (including exhibits and other information incorporated by reference therein), other than disclosures in the “Risk Factors” sections thereof or other disclosure statements included therein that are cautionary, predictive or forward-looking in nature:

SECTION 5.01. Organization, Standing and Power. Each of Monsoon and each Monsoon Subsidiary is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Monsoon and each Monsoon Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a Monsoon Material Adverse Effect. The copies of the certificate or articles of incorporation and bylaws or comparable organizational documents of Monsoon (collectively, the “Monsoon Organizational Documents”) as provided to Monsoon or otherwise as most recently filed with the Monsoon SEC Documents are true, complete and correct copies of such documents as in effect as of each of the date of this Agreement and the Closing Date, as applicable. Monsoon is not in violation of any of the provisions of the Monsoon Organizational Documents. The stock certificate and transfer books and the minute books of Monsoon and each of its Subsidiaries (which have been made available for inspection by Indigo Parent prior to the date hereof) are true and complete. Each of Monsoon and its Subsidiaries is not a party to and has not taken any corporate action or other action (including in respect of breaches of statutory obligations or otherwise), nor have any steps been taken or Actions been commenced against Monsoon and its Subsidiaries, for their liquidation, winding-up, dissolution, reorganization or administration (including receivership, bankruptcy, insolvency, examinership, moratorium or intervention Actions) or for the appointment of a liquidator, receiver, trustee, administrator, administrative receiver or similar officer with respect to all or any of their respective assets, and each of Monsoon and its Subsidiaries is not insolvent under the laws of their respective jurisdiction of incorporation or unable to pay its debts. Each of Monsoon and its Subsidiaries has not been dissolved and is not required to be dissolved under the laws of its jurisdiction of incorporation.

SECTION 5.02. Monsoon Subsidiaries; Equity Interests. (a) Section 5.02(a) of the Monsoon Disclosure Letter sets forth, as of the date hereof, a true and complete list of each Monsoon Subsidiary, its jurisdiction of organization and the authorized, issued and outstanding Capital Stock of each such Monsoon Subsidiary. Each outstanding share of Capital Stock of each Monsoon Subsidiary is duly authorized, validly issued without breach of any existing pre-emptive rights, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Monsoon or one or more Monsoon Subsidiaries, free and clear of all Liens. There are no outstanding Contractual obligations of Monsoon or any Monsoon Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Monsoon Subsidiary or any other Person, other than guarantees by Monsoon or any Monsoon Subsidiary of any indebtedness or other obligations of Monsoon or any Monsoon Subsidiary.

(b) Section 5.02(b) of the Monsoon Disclosure Letter sets forth, as of the date hereof, a true and complete list of all Capital Stock owned, directly or indirectly, by Monsoon of any Person (collectively, the “Monsoon Minority Interests”), other than the Monsoon Subsidiaries. All the Monsoon Minority Interests are owned by Monsoon or a Monsoon Subsidiary, free and clear of all Liens.

(c) Except for its interests in the Monsoon Subsidiaries and the Monsoon Minority Interests, Monsoon does not own, directly or indirectly, any Capital Stock of any Person.

SECTION 5.03. Monsoon Capitalization. (a) As of the date hereof, (i) the stated capital of Monsoon is $232,042,993.29, comprising 41,679,735 ordinary shares with a par value $0.0005 per share (the “Monsoon Ordinary Shares”), (ii) 659,939 Monsoon Ordinary Shares are held by Monsoon in its treasury and no Monsoon Ordinary Shares are held by any Monsoon Subsidiary, (iii) 378,312 Monsoon Ordinary Shares are subject to outstanding Monsoon Options, (iv) 3,446,393 Monsoon Ordinary Shares are subject to outstanding Monsoon Restricted Stock Units and (v) 3,095,840 Monsoon Ordinary Shares will be reserved and available for issuance pursuant to the Monsoon Stock Plans prior to the Closing after Monsoon has taken the actions to amend the Monsoon 2010 Share Incentive Plan in accordance with Section 7.06. Other than the Monsoon Ordinary Shares, there are no other shares of Capital Stock of Monsoon issued under the Monsoon Organizational Documents. All outstanding Monsoon Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, or issued in violation of, any preemptive right or other antidilutive right, purchase option, call option, right of first refusal, subscription right, transfer restriction or any similar right under any provision of applicable Law, the Monsoon Organizational Documents or any Contract to which Monsoon or any Affiliate thereof is a party or otherwise bound. Other than the Convertible Notes, there are no bonds, debentures, notes or other indebtedness of Monsoon having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Monsoon Ordinary Shares may vote (“Voting Monsoon Debt”). Except as set forth above, as of the date hereof, (i) there are no shares of capital stock of, or other equity or voting interests in, Monsoon issued, reserved for issuance or outstanding and (ii) other than the Convertible Notes, there are no options, rights, warrants, convertible or exchangeable securities (including debt securities), “phantom” stock or other equity rights, stock-based performance units, commitments, Contracts or undertakings of any kind to which Monsoon or any Monsoon Subsidiary is a party or by which any of their respective properties or assets is bound (A) obligating Monsoon or any Monsoon Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity or voting interests in, Monsoon or any Voting Monsoon Debt, (B) obligating Monsoon or any Monsoon Subsidiary to issue, grant, extend or enter into any such option, right, warrant, security, commitment, Contract, arrangement or undertaking or (C) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Monsoon Ordinary Shares (the items in clauses (i) and (ii), collectively, “Monsoon Securities”). There are no Contracts outstanding of any kind that obligate Monsoon or any Monsoon Subsidiary to repurchase, redeem or otherwise acquire, or register or otherwise qualify for sale in accordance with applicable Law, any Monsoon Securities.

(b) All of the Class B Shares and Optional Shares (if applicable) to be allotted and issued to Indigo Parent pursuant to this Agreement will be, at the time of allotment and issuance, duly authorized, validly issued, fully paid up and non-assessable, and (other than as set out in this Agreement and in the Terms of Issue) will not be subject to, or issued in violation of, any preemptive right or other antidilutive right, purchase option, call option, right of first refusal, subscription right, transfer restriction or any similar right under any provision of applicable Law, the Monsoon Organizational Documents or any Contract to which Monsoon or any Affiliate thereof is a party or otherwise bound.

(c) The document entitled “Monsoon Stock Plan” delivered by Monsoon to Indigo Parent as at the date of this Agreement sets forth, as of the date of this Agreement, (i) a complete and correct list of all outstanding Monsoon Options and all outstanding Monsoon Restricted Stock Units and (ii) the grant date, exercise price, vesting schedule and expiration date of each such Monsoon Option and Monsoon Restricted Stock Unit and (iii) the name of the holder of each such Monsoon Option and Monsoon Restricted Stock Unit. All outstanding Monsoon Options and Monsoon Restricted Stock Units have been granted under the Monsoon Stock Plans. Other than the Monsoon Options and Monsoon Restricted Stock Units, as of the date of this Agreement, there are no outstanding rights of any Person to receive Monsoon Ordinary Shares under the Monsoon Stock Plans or on a deferred basis or otherwise.

SECTION 5.04. Authority; Execution and Delivery; Enforceability. (a) Monsoon has all requisite power and authority to execute and deliver each Transaction Document to which it is or is contemplated to be a party, to perform and comply with its obligations thereunder and to consummate the Transactions. The execution and delivery by Monsoon of each Transaction Document to which it is or is contemplated to be a party and the consummation by Monsoon of the Transactions have been duly authorized by all necessary corporate action on the part of Monsoon, and except for such further action of the Monsoon Board required to establish the Record Date and subject to obtaining the Monsoon Shareholder Approval, no other corporate proceedings on the part of Monsoon are necessary to authorize the Transaction Documents or the consummation of the Transactions. Monsoon has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes its legal, valid and binding obligation, enforceable against Monsoon in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies). Prior to the Closing, Monsoon will have duly executed and delivered each other Transaction Document to which it is or is contemplated to be a party, and, assuming due authorization, execution and delivery by the other parties thereto, each other Transaction Document to which it is or is contemplated to be a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies).

(b) The Monsoon Board, at a meeting duly called and held, has adopted resolutions (i) approving this Agreement and the other Transaction Documents to which Monsoon is or is contemplated to be a party and the consummation of the Acquisition, the Share Issuance and the other Transactions, (ii) determining that the terms of this Agreement and the Transactions are fair to, and are in the best interests of, Monsoon and its shareholders, (iii) declaring that this Agreement is advisable, (iv) directing that this Agreement be submitted to the shareholders of Monsoon for adoption and approval and (v) recommending that the shareholders of Monsoon adopt and approve this Agreement and the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) The only vote or consent of holders of any class or series of Capital Stock of Monsoon necessary to approve this Agreement and the consummation of the Acquisition, the Share Issuance and the other Transactions is the affirmative vote of a majority of the voting power of the Monsoon Ordinary Shares present in person or represented by proxy and voting on the issue at the Monsoon Shareholders’ Meeting (collectively, the “Monsoon Shareholder Approval”).

(d) Monsoon is not a party to any shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. No “fair price”, “moratorium”, “control share acquisition”, “business combination”, “stockholder protection” or other similar antitakeover Law applicable with respect to Monsoon applies to this Agreement or the Transactions.

(e) The Monsoon Board (or, if appropriate, any committee administering the Monsoon Stock Plans) has adopted such resolutions or taken such other actions as may be required to ensure that no Monsoon equity awards will become vested or exercisable in connection with the Transactions.

SECTION 5.05. No Conflicts; Governmental Approvals. (a) The execution and delivery by Monsoon of each Transaction Document to which it is a party do not, the execution and delivery of each Voting Agreement by each party thereto do not, the execution and delivery by Monsoon of each Transaction Document to which it is contemplated to be a party will not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or, to the knowledge of Monsoon as of the date hereof, give rise to an obligation to make an offer to purchase, or an obligation to purchase, securities from any shareholder of Monsoon under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of Monsoon or any Monsoon Subsidiary under, any provision of (i) the Monsoon Organizational Documents or the certificate or articles of incorporation and the bylaws or comparable organizational documents of any Monsoon Subsidiary, (ii) any Contract to which Monsoon or any Monsoon Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings, consents and other matters referred to in Section 5.05(b), any Judgment or Law applicable to Monsoon or any Monsoon Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such item that, individually or in the aggregate, has not and would not reasonably be expected to (A) prevent or delay beyond the Outside Date consummation of the Transactions or (B) have a Monsoon Material Adverse Effect.

(b) No Governmental Approval is required to be obtained or made by or with respect to Monsoon or any Monsoon Subsidiary in connection with the execution, delivery and performance of any Transaction Document to which it is a party or the consummation of the Transactions, other than (i) the Required Competition Filings, (ii) under the Securities Act, the Exchange Act, any other applicable international, Federal or state securities or “blue sky” Laws and the NASDAQ Stock Market Rules and (iii) such other Governmental Approvals, the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to (A) prevent or delay beyond the Outside Date consummation of the Transactions or (B) have a Monsoon Material Adverse Effect.

SECTION 5.06. SEC Documents; Financial Statements; Undisclosed Liabilities. (a) Monsoon has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Monsoon with the SEC since January 1, 2014 pursuant to the Securities Act or the Exchange Act (collectively, the “Monsoon SEC Documents”). None of the Monsoon Subsidiaries are required to make any filings with the SEC. As of its respective effective date (in the case of Monsoon SEC Documents that are registration statements filed pursuant to the Securities Act) and as of its respective filing date (in the case of all other Monsoon SEC Documents) and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Monsoon SEC Document complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the Monsoon SEC

Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The audited consolidated financial statements and unaudited interim consolidated financial statements of Monsoon included or incorporated by reference in the Monsoon SEC Documents (including, in each case, any notes or schedules thereto) and all related compilations, reviews and other reports issued by Monsoon’s accountants with respect thereto (collectively, the “Monsoon Financial Statements”) (i) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) present fairly in all material respects the financial condition and the results of operations, cash flows and changes in shareholders’ equity of Monsoon (on a consolidated basis) as of the respective dates of and for the periods referred to in the Monsoon Financial Statements, (iii) were prepared in accordance with IFRS, applied on a consistent basis during the periods covered (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal year-end adjustments and the absence of notes), and (iv) meet the requirements of Regulation S-X promulgated under the Securities Act and the Exchange Act. The books and records of Monsoon and its Subsidiaries are accurate and complete in all material respects, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described and the Monsoon Financial Statements have been prepared, in all material respects, in accordance with such books and records. No financial statements of any Person other than Monsoon and its Subsidiaries are required by IFRS to be included in the consolidated financial statements of Monsoon. Except as required by IFRS, Monsoon has not, between January 1, 2014 and each of the date of this Agreement and the Closing Date, as applicable, made or adopted any material change in its accounting methods, practices or policies in effect on January 1, 2014.

(c) Monsoon is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.

(d) To the knowledge of Monsoon, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Monsoon SEC Documents and none of the Monsoon SEC Documents is the subject of ongoing SEC review. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations, to the knowledge of Monsoon, pending or threatened, in each case regarding any accounting practices of Monsoon.

(e) Monsoon has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Monsoon’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Monsoon in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Monsoon’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Monsoon’s management has completed an assessment of the effectiveness of Monsoon’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Monsoon SEC Document that is a report on Form 20-F or filed on Form 6-K, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. As of the date hereof, based on Monsoon management’s most recently completed evaluation of Monsoon’s internal control over financial reporting, (i) Monsoon had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Monsoon’s ability to record, process, summarize and report financial information and (ii) Monsoon does not have knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Monsoon’s internal control over financial reporting.

(f) Monsoon and its Subsidiaries do not have any Liabilities, except (i) as disclosed, reflected, provided for or reserved against in the most recent audited balance sheet included in the Monsoon Financial Statements or the notes thereto and the quarter end consolidated balance sheets of Monsoon included in subsequent quarterly period reports filed prior to the date hereof (such audited and quarter end balance sheets, together with the notes thereto, the “Monsoon Balance Sheet”), (ii) for Liabilities incurred in the ordinary course of business since the date of the Monsoon Balance Sheet, (iii) for Liabilities arising out of or in connection with this Agreement, the other Transaction Documents or the Transactions and (iv) for Liabilities that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Monsoon Material Adverse Effect.

(g) Neither Monsoon nor any Monsoon Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among Monsoon or any Monsoon Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Monsoon in the Monsoon Financial Statements or any Monsoon SEC Documents.

SECTION 5.07. Information Supplied. None of the information supplied or to be supplied by Monsoon for inclusion or incorporation by reference in the Proxy Statement (including any amendment or supplement thereto) contains or will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and other applicable Law.

SECTION 5.08. Absence of Certain Changes or Events. Since the date of the Monsoon Balance Sheet and through the date hereof, the Monsoon Business has been conducted in all material respects in the ordinary course consistent with past practice, and there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Monsoon Material Adverse Effect. Since the date of the Monsoon Balance Sheet and through the date hereof, neither Monsoon nor any Monsoon Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of Section 6.01.

SECTION 5.09. Taxes. (a) All Tax Returns required to be filed by or on behalf of Monsoon or any of the Monsoon Subsidiaries have been filed when due and in accordance with all applicable Laws. Each such Tax Return is complete and accurate in all material respects. Neither Monsoon nor any of the Monsoon Subsidiaries has requested any extension of time within which to file any Tax Return that has not yet been filed.

(b) All Taxes of Monsoon and the Monsoon Subsidiaries have been duly and timely paid, or are being contested in good faith through appropriate proceedings and disclosed in Section 5.09(b) of the Monsoon Disclosure Letter, in accordance with all applicable Laws. Monsoon and the Monsoon Subsidiaries have accrued on their books, records and accounts, in accordance with IFRS, all Taxes that are not yet due and payable.

(c) There are no Liens for Taxes upon the properties or assets of Monsoon or any of the Monsoon Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(d) No Taxing Authority has asserted an adjustment that could reasonably be expected to result in any additional Taxes for which Monsoon or any of the Monsoon Subsidiaries is or may be liable or that could reasonably be expected to result in the creation of a Lien on any properties or assets of Monsoon or any of the Monsoon Subsidiaries.

(e) No Tax or Tax Return of Monsoon or any of the Monsoon Subsidiaries is under audit or examination by any Taxing Authority, and no written or, to the knowledge of Monsoon, unwritten notice of such an audit or examination has been received by Monsoon or any of the Monsoon Subsidiaries. Each assessed deficiency resulting from any audit or examination by any Taxing Authority has been timely paid or is being contested in good faith through appropriate proceedings and disclosed in Section 5.09(e) of the Monsoon Disclosure Letter.

(f) No claim has been made, in writing, by any Taxing Authority in a jurisdiction where Monsoon or any of the Monsoon Subsidiaries does not file a Tax Return that Monsoon or such Monsoon Subsidiary, as applicable, is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return, which claim is still pending.

(g) There is no Contract or other document extending, or having the effect of extending, the period of assessment or collection of any Taxes, and no power of attorney with respect to any Taxes has been executed or filed with any Taxing Authority by or on behalf of Monsoon or any of the Monsoon Subsidiaries.

(h) All related party transactions involving any of the Monsoon and the Monsoon Subsidiaries are at arm’s length and in compliance with the requirements governing related party transactions of any applicable Tax Law. Each of Monsoon and the Monsoon Subsidiaries has maintained documentation (including any applicable transfer pricing studies) in connection with such related party transactions as may be required by applicable Tax Law.

(i) Each of Monsoon and the Monsoon Subsidiaries has complied in all respects with all applicable Laws relating to the collection, payment and withholding of Taxes and has, within the time and the manner prescribed by Law, collected, withheld from and paid over to the proper Governmental Entities all amounts required to be so collected, withheld and paid under applicable Law.

SECTION 5.10. Employee and Labor Matters. (a) Section 5.10(a) of the Monsoon Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of each material Monsoon Benefit Plan in which a Monsoon Employee participates.

(b) With respect to each material Monsoon Benefit Plan, Monsoon has delivered or made available to Indigo Parent complete and accurate copies of (i) such Employee Benefit Plan, including any amendment thereto (or, in the case of any unwritten Employee Benefit Plan, a written description thereof), other than any Employee Benefit Plan that Monsoon is prohibited from making available to Indigo Parent as the result of applicable Law relating to the safeguarding of data privacy and (ii) the two most recent financial statements and actuarial or other valuation reports (if any) prepared with respect thereto.

(c) None of the execution and delivery of this Agreement or the consummation of any of the Transactions (alone or in conjunction with any other event, including any termination of employment) will (i) entitle any Monsoon Business Employee to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other obligation under any Monsoon Benefit Plan or (iii) result in any breach or violation of or default under, or limit Monsoon or any Monsoon Subsidiary’s right to amend, modify or terminate, any Monsoon Benefit Plan, in each case, except as provided in this Agreement or pursuant to applicable Law.

(d) Except as would not reasonably be expected to be a material Liability of any Indigo Group Company, Monsoon or any Monsoon Subsidiary following the Closing, each Monsoon Benefit Plan (and any related trust or other funding vehicle) has been administered in accordance with its terms and is in compliance with all applicable Laws. Neither Monsoon nor any Monsoon Subsidiary is a party to any collective bargaining agreement, collective agreement, company or shop agreement, labor or trade union, works council, employee forum or other employee representative Contract.

(e) Neither Monsoon nor any Monsoon Subsidiary has incurred, or could reasonably be expected to incur, any material unfunded Liabilities in relation to any Monsoon Benefit Plan.

(f) No Monsoon Benefit Plan provides (i) any defined benefit pension plan benefits to any Monsoon Employee or (ii) any post-retirement medical, dental or life insurance benefits to any Monsoon Employee (other than coverage mandated by applicable Law).

(g) Except as would not reasonably be expected to be a material Liability of any Indigo Group Company, Monsoon, any Monsoon Subsidiary or any Monsoon Benefit Plan following the Closing, no Action (other than routine claims for benefits) is pending against or involves or, to the knowledge of Monsoon, is threatened against or threatened to involve, any Monsoon Benefit Plan.

(h) Neither Monsoon nor any Monsoon Subsidiary is party to any material arrangement with Labor Unions under which the Monsoon Employees will have outstanding rights or obligations on and following the Closing.

(i) Monsoon and the Monsoon Subsidiaries have (i) complied with all applicable Laws relating to employment, employment and labor practices, immigration, wages, hours and terms and conditions of employment with respect to the Monsoon Employees and (ii) correctly classified Monsoon Employees as employees or non-employees under applicable Laws except, in each case, for any such matters that would not reasonably be expected to be a material Liability of any Indigo Group Company, Monsoon or any Monsoon Subsidiary following the Closing.

(j) (i) Since January 1, 2014, there has been and there is no labor strike, dispute, request for representation, union organization attempt, walkout, work stoppage, slowdown or lockout against Monsoon or any Monsoon Subsidiary in respect of any Monsoon Employee in effect, pending or, to the knowledge of Monsoon, threatened; and (ii) neither Monsoon nor any Monsoon Subsidiary is subject to any pending Action pertaining to the Monsoon Employees and, to the knowledge of Monsoon, no such Action is threatened.

(k) Except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability of any Indigo Group Company, Monsoon or any Monsoon Subsidiary following the Closing, there are no legal or contractual requirements to provide notice to, enter into any consultation procedure with or obtain an opinion from any Labor Union recognized by Monsoon or any Monsoon Subsidiary for collective consultation purposes in relation to any Monsoon Employee, in connection with the execution of the Transaction Documents or the consummation of the Transactions.

(l) Section 5.10(l) of the Monsoon Disclosure Letter sets forth (i) the total number of employees of Monsoon and the Monsoon Subsidiaries as of September 30, 2016 and (ii) the total cost of employment, which includes annual base salary and wages, incentive opportunities and the employer portion of the cost of participation in the applicable Monsoon Benefit Plans, with respect to such employees for the six month period ended September 30, 2016.

(m) No amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of the Transactions by any “disqualified individual”, as such term is defined in Treasury Regulation Section 1.280G-1, with respect to Monsoon, under any Monsoon Benefit Plan or other compensation arrangement would be characterized as an “excess parachute payment”, as such term is defined in Section 280G(b)(1) of the Code, and no such disqualified individual is entitled to receive any additional payment (including any tax gross up or other payment) from Monsoon, any Monsoon Subsidiary or any other Person in the event that the excise tax required by Section 4999(a) of the Code is imposed on such disqualified individual.

SECTION 5.11. Litigation. A true, complete and correct list of any Actions pending or, to the knowledge of Monsoon, threatened against or affecting Monsoon or any Monsoon Subsidiary, and any Judgments outstanding against Monsoon or any Monsoon Subsidiary or to which Monsoon or any Monsoon Subsidiary or any of their respective properties or assets is subject as of the date of this Agreement, and in each case which is reasonably likely to result in the imposition on Monsoon or any Monsoon Subsidiary of damages in excess of $1,000,000 individually or any equitable relief that would be materially adverse to Monsoon or any Monsoon Subsidiary, is set out in Section 5.11 of the Monsoon Disclosure Letter. There is no Action pending or, to the knowledge of Monsoon, threatened against or affecting Monsoon or any Monsoon Subsidiary (and Monsoon is not aware of any basis for any such Action) that would, individually or in the aggregate, reasonably be expected to prevent or delay beyond the Outside Date consummation of the Transactions. There is no Action pending or, to the knowledge of Monsoon, threatened against or affecting Monsoon or any Monsoon Subsidiary (and Monsoon is not aware of any basis for any such Action) that, individually or in the aggregate, has had or would reasonably be expected to have a Monsoon Material Adverse Effect, nor is there any Judgment outstanding against Monsoon or any Monsoon Subsidiary or to which Monsoon or any Monsoon Subsidiary or any of their respective properties or assets is subject that, individually or in the aggregate, has had or would reasonably be expected to have a Monsoon Material Adverse Effect. This Section 5.11 does not relate to environmental claims, which are the subject of Section 5.13, or intellectual property matters, which are the subject of Section 5.15.

SECTION 5.12. Compliance with Applicable Laws. (a) Monsoon and the Monsoon Subsidiaries are, and have been since January 1, 2014, in compliance with all applicable Laws (including those relating to related parties and occupational health and safety), except for instances of non-compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Monsoon Material Adverse Effect. Monsoon and the Monsoon Subsidiaries are, and have been since January 1, 2014, in compliance with the Indian foreign exchange regulations, as applicable. Neither Monsoon nor any Monsoon Subsidiary has received any written communication since January 1, 2014 from a Governmental Entity that alleges that Monsoon or any Monsoon Subsidiary is not in compliance in any material respect with any applicable Law, which alleged non-compliance has not been materially resolved. This Section 5.12 does not relate to Tax matters, which are the subject of Section 5.09, or Environmental Laws, which are the subject of Section 5.13.

(b) Monsoon and the Monsoon Subsidiaries (i) are, and have been since January 1, 2014, in compliance in all material respects with applicable Anti-corruption Laws, (ii) since January 1, 2014, have not been investigated by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by Monsoon or any Monsoon Subsidiary of any applicable Anti-corruption Laws and (iii) since January 1, 2014, have had an operational code of conduct that includes policies and procedures intended to enhance awareness of and compliance by Monsoon and the Monsoon Subsidiaries with Anti-corruption Laws.

(c) Neither Monsoon nor any Monsoon Subsidiary has directly or, to the knowledge of Monsoon, indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of (i) influencing any act or decision of any Government Official, (ii) inducing any Government Official to do or omit to do an act in violation of a lawful duty, (iii) securing any improper advantage or (iv) inducing any Government Official to influence the act or decision of a Governmental Entity in order to obtain or retain business or direct business to any Person in any way.

(d) Monsoon and the Monsoon Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with IFRS, in all material respects. There have been no false or fictitious entries made in the books and records of Monsoon and the Monsoon Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and Monsoon and the Monsoon Subsidiaries have not established or maintained a secret or unrecorded fund.

(e) Since January 1, 2014, neither Monsoon nor any Monsoon Subsidiary has had a customer or supplier or other business relationship with, has been a party to any Contract with, or has engaged in any transaction with, any Person (i) that is organized or domiciled in or that is a citizen of Cuba, Iran, North Korea,

Sudan or Syria (including any Governmental Entity within such country) or (ii) that is the subject of any international economic or trade sanction administered or enforced by OFAC, the United Nations Security Council, the European Union, Her Majesty’s Treasury, the United Kingdom Export Control Organization or other relevant sanctions authority (including but not limited to being listed on the Specially Designated Nationals and Blocked Persons List administered by OFAC).

SECTION 5.13. Environmental Matters. (i) Each of Monsoon and the Monsoon Subsidiaries hold, and are and have been in compliance with, all Governmental Approvals required for Monsoon and the Monsoon Subsidiaries to conduct their respective businesses under Environmental Laws, and are and have been in compliance with all Environmental Laws, except for any instances of noncompliance which, individually or in the aggregate, have not had and would not reasonably be expected to have a Monsoon Material Adverse Effect, (ii) neither Monsoon nor any Monsoon Subsidiary has any actual or contingent liabilities or obligations including any assumed, whether by contract or operation of law, liabilities or obligations, in connection with any Hazardous Materials or arising under any Environmental Laws in connection with the ownership or operation of its business, real properties or any formerly owned or operated divisions, subsidiaries, companies or real properties, that, individually or in the aggregate, have been and would not reasonably be expected to be material, (iii) neither Monsoon nor any Monsoon Subsidiary has disposed of, or arranged for the disposal of, Hazardous Materials at any onsite or offsite location, and (iv) neither Monsoon nor any Monsoon Subsidiary has received any written or oral communication from any person that alleges that Monsoon or any Monsoon Subsidiary is not in compliance in any material respect with any Environmental Laws, or is subject to material liability under any Environmental Laws, the substance of which has not been materially resolved.

SECTION 5.14. Real Property. Section 5.14 of the Monsoon Disclosure Letter sets forth a true and complete list, as of the date hereof, of (A) all real property and interests in real property owned or purported to be owned by Monsoon or any of its Subsidiaries (“Monsoon Owned Real Property”) and the address for each Monsoon Owned Real Property and (B) all real property and interests in real property leased by Monsoon or any Monsoon Subsidiary (each, a “Monsoon Leased Real Property” and, together with each Monsoon Owned Real Property, the “Monsoon Real Property”) and identifies the leases or subleases demising such Monsoon Owned Real Property (each, a “Monsoon Real Property Lease”). Monsoon or a Monsoon Subsidiary has good and valid title to its freehold or leasehold estates in all Monsoon Real Property, in each case free and clear of all Liens, except (i) Liens securing indebtedness reflected in the latest Monsoon Financial Statements, (ii) Liens consisting of zoning or planning restrictions, permits, easements, covenants and other restrictions or limitations on the use or occupancy of real property or irregularities in title thereto, which do not materially impair the use of such property as it is presently used or intended to be used in connection with the Monsoon Business, (iii) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate Actions and for which adequate reserves in accordance with IFRS have been established in the latest Monsoon Financial Statements, (iv) mechanics’, carriers’, workmen’s, materialmen’s, repairmen’s and similar Liens arising in the ordinary course of business consistent with past practice for sums not yet due and payable and (v) Liens which do not and would not reasonably be expected to, individually or in the aggregate, materially and adversely affect the use and operation of such assets as they are presently used and operated or intended to be used and operated in connection with the Monsoon Business (the items in clauses (i) through (v), collectively, “Monsoon Permitted Liens”).

SECTION 5.15. Title to and Sufficiency of Assets. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Monsoon Material Adverse Effect, (i) Monsoon and each of its Subsidiaries has good and valid title to, or a valid leasehold interest in or license to, all of its personal property and other tangible assets and properties, in each case free and clear of all Liens other than Monsoon Permitted Liens; (ii) such properties and assets constitute all of the properties and assets that are used in the operations of Monsoon and its Subsidiaries as presently conducted and are adequate to conduct the Monsoon Business as presently conducted; and (iii) such properties and assets, taken as a whole, are in good operating condition and repair, normal wear and tear excepted.

SECTION 5.16. Intellectual Property. (a) Section 5.16(a) of the Monsoon Disclosure Letter sets forth a true and complete list as of the date of this Agreement of all Intellectual Property Rights owned or purported to be owned by Monsoon or any Monsoon Subsidiary (the “Owned Monsoon Intellectual Property”) that are registered with a Governmental Authority. The registered Owned Monsoon Intellectual Property is subsisting and, to the knowledge of Monsoon, valid and enforceable. Monsoon or a Monsoon Subsidiary is the sole and exclusive owner of the Owned Monsoon Intellectual Property, free and clear of all Liens other than nonexclusive licenses entered into in the ordinary course of business. Neither Monsoon nor any Monsoon Subsidiary has granted any exclusive license in respect of any Owned Monsoon Intellectual Property.

(b) There are (i) no claims pending or threatened in writing against Monsoon or any Monsoon Subsidiary by any Person (x) claiming that Monsoon or any Monsoon Subsidiary is infringing, misappropriating or otherwise violating any Intellectual Property Rights of a third party in the operation or conduct of the Monsoon Business as currently conducted (including any claim that Monsoon or any Monsoon Subsidiary must license or refrain from using any Intellectual Property Right of a third party) or (y) challenging the validity, ownership, patentability, enforceability, registrability or use by Monsoon or any Monsoon Subsidiary of any Owned Monsoon Intellectual Property and (ii) to the knowledge of Monsoon, (1) the conduct of the Monsoon Business is not (A) infringing upon, misappropriating, violating, diluting or constituting the unauthorized use of any Intellectual Property Rights of any third party, or (B) violating any rights of any Person to privacy or publicity and (2) no Person is infringing, misappropriating or violating the rights of Monsoon or any Monsoon Subsidiary with respect to any Intellectual Property Rights used or held for use in Monsoon Business.

(c) Except for commercially available “off-the-shelf” Software licensed to Monsoon or any Monsoon Subsidiary, the Owned Monsoon Intellectual Property, together with all Intellectual Property Rights that Monsoon or any Monsoon Subsidiary license pursuant to the Contracts set forth in Section 5.17(a)(iv) of the Monsoon Disclosure Letter (collectively, the “Monsoon Intellectual Property”), constitutes all of the Intellectual Property Rights reasonably necessary for the conduct of the Monsoon Business as currently conducted and as currently planned to be conducted.

(d) Monsoon and each Monsoon Subsidiary have taken commercially reasonable steps to obtain, maintain and protect the Monsoon Intellectual Property. Without limiting the foregoing, (i) all confidential information, including any Trade Secrets constituting Monsoon Intellectual Property have been maintained in confidence in accordance with protection procedures customarily used in the industry to protect information of like importance and (ii) neither Monsoon nor any Monsoon Subsidiary or, to the knowledge of Monsoon, any third party, has disclosed any of the confidential information, including Trade Secrets, owned by or accessible to Monsoon or any Monsoon Subsidiary to any other Person (except in the ordinary course of business consistent with past practice and subject to written obligations of confidence).

(e) All employees and contractors that have created, invented or improved any Owned Monsoon Intellectual Property have executed valid and binding agreements in which they have irrevocably assigned exclusive ownership of all of their rights in and to such Intellectual Property Rights to Monsoon or a Monsoon Subsidiary. To the knowledge of Monsoon, no party to any such agreement is in material breach thereof.

(f) Neither Monsoon nor any Monsoon Subsidiary is or has been a member of or a contributor to any industry standards-setting body or similar organization in connection with the Monsoon Business that requires or obligates either Monsoon or any Monsoon Subsidiary to grant or offer to any other Person any license or right to any Owned Monsoon Intellectual Property.

(g) No funding, facilities or personnel of any Governmental Authority were used to develop or create, in whole or in part, any Owned Monsoon Intellectual Property in a manner that has resulted in any such Governmental Authority having any rights or interests in any such Owned Monsoon Intellectual Property.

(h) Since January 1, 2014 the conduct of the Monsoon Business has been and is in compliance in all material respects with any and all applicable Laws, contractual requirements of Monsoon and any Monsoon

Subsidiary, terms of use and Privacy Statements of Monsoon and any Monsoon Subsidiary pertaining to data protection or information privacy, security, and the collection, use and disclosure of any Personal Data by or on behalf of Monsoon or any Monsoon Subsidiary. Monsoon and the Monsoon Subsidiaries have used reasonable best efforts to protect the secrecy of Personal Data that Monsoon and the Monsoon Subsidiaries (or any Person on behalf of Monsoon or any Monsoon Subsidiary) collects, stores, uses or maintains for the conduct of the Monsoon Business and to prevent unauthorized use, disclosure, loss, processing, transmission or destruction of or access to such information by any other Person. To the knowledge of Monsoon, since January 1, 2014 there have been no unauthorized processing or disclosures of access to data or any intrusions or breaches of security, relating to any Personal Data collected, stored, used or maintained by or on behalf of Monsoon or any Monsoon Subsidiary. Neither Monsoon nor any Monsoon Subsidiary has been legally required to provide any notices to data owners in connection with a disclosure of Personal Data or other non-public information, nor has Monsoon nor any Monsoon Subsidiary provided any such notice. There are no claims pending or, to the knowledge of Monsoon, threatened against Monsoon or any Monsoon Subsidiary alleging a violation of any other Person’s Personal Data or privacy or data rights.

(i) Monsoon and the Monsoon Subsidiaries have taken all reasonable measures to preserve and maintain the performance and security of all Software, hardware, databases, computer equipment, communications networks, data centers, and other information technology systems owned or leased by Monsoon or any Monsoon Subsidiary (“Monsoon IT Systems”). To the knowledge of Monsoon, no Monsoon IT System contains any Malicious Code. Monsoon and the Monsoon Subsidiaries use commercially reasonable measures designed to prevent the introduction of Malicious Code into Monsoon IT Systems, including firewall protections and virus scans. Since January 1, 2014, to the knowledge of Monsoon (i) there has been no material failure with respect to any Monsoon IT System and (ii) there has been no unauthorized access to or use of any Monsoon IT System by a third party.

(j) No Software code or data library is present in any Software contained within the Owned Monsoon Intellectual Property (the “Monsoon Proprietary Software”) that is licensed as freeware, shareware, open source software or under similar licensing models that (i) requires or conditions the use or distribution of any Monsoon Proprietary Software, as used or distributed in the conduct of the Monsoon Business as presently conducted, or planned to be conducted, on the disclosure, licensing or distribution of any source code for any portion of such Monsoon Proprietary Software at no additional charge, (ii) prohibits or limits the receipt of consideration in connection with the licensing, sublicensing or distributing any Monsoon Proprietary Software, (iii) requires (or could or does condition the use or distribution of such Monsoon Proprietary Software on) the granting (x) to third parties of the right to make derivative works or other modifications to such Monsoon Proprietary Software or portions thereof or (y) of a license under the Owned Monsoon Intellectual Property.

SECTION 5.17. Material Contracts. (a) All Contracts required to be filed as exhibits to the Monsoon SEC Documents have been so filed in a timely manner. Section 5.17(a) of the Monsoon Disclosure Letter sets forth a true and complete list, as of the date hereof, of each of the following Contracts to which Monsoon or any Monsoon Subsidiary is a party or by which Monsoon or any Monsoon Subsidiary or any of their respective properties or assets is bound (including any amendments, supplements and modifications thereto):

(i) any non-competition agreement, non-solicitation agreement, exclusive distribution, franchise or licensing agreement or other Contract that includes any provision which materially limits Monsoon or any Monsoon Subsidiary from engaging in any activity or conducting business with any Person or in any geographic area or from soliciting employees or personnel of any Person;

(ii) any Contract that relates to the formation, creation, governance or control of any partnership, joint venture or similar arrangement, or any collaboration, cooperation or partnering Contract, in each case that is material to the Monsoon Business and for which the closing of the relevant transaction has not occurred;

(iii) any Contract that relates to the acquisition or disposition of any business, whether by merger, sale of stock, sale of assets or otherwise, in each case for which the closing of the relevant transaction has not occurred;

(iv) any Contract with any Related Person of Monsoon or any Monsoon Subsidiary (other than the agreements covered by clause (i) and any Monsoon Benefit Plan);

(v) any material Contract pursuant to which any Third Party Approval is required pursuant to a “change of control” or similar clause;

(vi) any Contract entered into other than on commercial arm’s length terms;

(vii) any currency exchange, interest rate exchange, commodity exchange or similar Contract;

(viii) any Contract entered into by Monsoon or any Monsoon Subsidiary in connection with the settlement or other resolution of any material Action imposing operational restrictions or conduct requirements on Monsoon or any Monsoon Subsidiary or any of their respective Affiliates (including the Indigo Group Companies after the Closing Date);

(ix) any Contract (other than Contracts entered into in the ordinary course of business consistent with past practice) which provides for aggregate future sums due from Monsoon or any Monsoon Subsidiary or an aggregate future liability (contingent or otherwise) to any Person (in each case other than Monsoon or any Monsoon Subsidiary) in excess of $1,000,000; or

(x) any other Contract other than as set forth above to which Monsoon or any Monsoon Subsidiary is a party or by which it or any of its assets or businesses is bound or subject that is material to the Monsoon Business or the use or operation of their assets.

(b) (i) All Contracts set forth or required to be set forth in Section 5.17(a) of the Monsoon Disclosure Letter or filed or required to be filed as exhibits to the Monsoon SEC Documents (the “Monsoon Material Contracts”) are valid, binding and in full force and effect and are enforceable by Monsoon or its applicable Subsidiary in accordance with their terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies), (ii) Monsoon or its applicable Subsidiary has performed all material obligations required to be performed by it under the Monsoon Material Contracts, and it is not (with or without notice or lapse of time, or both) in material breach or material default thereunder and, to the knowledge of Monsoon, no other party to any Monsoon Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, (iii) since January 1, 2014, neither Monsoon nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential material violation of, or material failure to comply with, any term or requirement of any Monsoon Material Contract, and (iv) neither Monsoon nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, change the scope of rights under or fail to renew any Monsoon Material Contract. True and complete copies of each written Monsoon Material Contract, and a summary of each oral Monsoon Material Contract, listed in Section 5.17(a) of the Monsoon Disclosure Letter (including all written modifications and amendments thereto and waivers thereunder) have been made available to Indigo Parent.

(c) Upon Closing, save as disclosed in Section 5.17(c) of the Monsoon Disclosure Letter, no Contract to which Monsoon or any Monsoon Subsidiary is a party will be in effect which purports to legally bind, or impose any duty, obligation or other Liability of any kind (except for any confidentiality obligations that may arise as a result of Monsoon or any Monsoon Subsidiary sharing any information with Indigo Parent or any of its Affiliates that is subject to the terms of a confidentiality agreement with a third party) on, either expressly or through a reference to affiliates of Monsoon or the Monsoon Subsidiary that is party thereto (or words of similar import), Indigo Parent or any Affiliate thereof (other than Monsoon or any Monsoon Subsidiary).

SECTION 5.18. Receivables. All the accounts receivable of Monsoon and the Monsoon Subsidiaries (a) represent actual indebtedness incurred by the applicable account debtors and (b) have arisen from bona fide transactions in the ordinary course of the business of Monsoon and the Monsoon Subsidiaries. To the knowledge of Monsoon, all such accounts receivable are good and collectible at the aggregate recorded amounts thereof, net of any applicable reserves for doubtful accounts reflected on the Monsoon Balance Sheet. Since the date of the

Monsoon Balance Sheet, there have not been any write-offs as uncollectible of any customer accounts receivable of Monsoon or the Monsoon Subsidiaries, except for write-offs in the ordinary course of the business of Monsoon and consistent with past practice.

SECTION 5.19. Permits. Monsoon and its Subsidiaries have all required Governmental Approvals necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of such Governmental Approvals is valid, subsisting and in full force and effect, except where the failure to have or maintain such Governmental Approvals, individually or in the aggregate, has not had and would not reasonably be expected to have, a Monsoon Material Adverse Effect. The operation of the business of Monsoon and its Subsidiaries as currently conducted is not, and has not been since January 1, 2014, in violation of, nor is Monsoon or its Subsidiaries in default or violation under, any Governmental Approval (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on Monsoon or its Subsidiaries), and, to the knowledge of Monsoon, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Governmental Approval, except where such default or violation of such Governmental Approval, individually or in the aggregate, has not had and would not reasonably be expected to have, a Monsoon Material Adverse Effect. There are no actions pending or, to the knowledge of Monsoon, threatened, that seek the revocation, cancellation or modification of any Governmental Approval, except where such revocation, cancellation or modification, individually or in the aggregate, has not had and would not reasonably be expected to have, a Monsoon Material Adverse Effect. Since January 1, 2014, neither Monsoon nor its Subsidiaries have received or been subject to any written notice, charge, claim or assertion, or to the knowledge of Monsoon, any other notice, charge, claim or assertion, in each case, alleging any violations of or noncompliance with any Governmental Approval, nor to the knowledge of Monsoon, has any such notice, charge, claim or assertion been threatened, except where such notice, charge, claim or assertion, individually or in the aggregate, has not had and would not reasonably be expected to have, a Monsoon Material Adverse Effect.

SECTION 5.20. Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Monsoon Material Adverse Effect, (a) Monsoon and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with applicable Law and in accordance with standard industry practices, (b) all insurance policies of Monsoon and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, and all premiums required to be paid thereon have been paid in accordance with the payment terms of such insurance policy so as not to result in a termination or lapse in coverage and (c) neither Monsoon nor any of its Subsidiaries is in breach of, or default under, any such insurance policy or has taken any action or failed to take any action which, with notice or lapse of time, would constitute such a breach or default or permit termination or modification of any of the insurance policies. Since January 1, 2014, neither Monsoon nor any of its Subsidiaries has received any written notice of cancellation, invalidation or termination or, as of the date of this Agreement, denial of coverage, rejection of a material claim or material adjustment in the amount of the premiums payable under any material insurance policy maintained by Monsoon or any of its Subsidiaries.

SECTION 5.21. Customers. Section 5.21 of the Monsoon Disclosure Letter sets forth a true and complete list of each customer of Monsoon or any Monsoon Subsidiary which accounted for more than 1% of the consolidated total revenues of Monsoon and the Monsoon Subsidiaries during the most recent fiscal year (each, a “Significant Monsoon Customer”). Since the date of the Monsoon Balance Sheet, (i) no Significant Monsoon Customer has notified Monsoon or any Monsoon Subsidiary that it has terminated, or intends to terminate, its customer relationship with Monsoon or any Monsoon Subsidiary, (ii) there has been no material adverse change in the overall terms and conditions, or any material term (including credit terms), on which Monsoon or any Monsoon Subsidiary conducts business with such Significant Monsoon Customer or (iii) any other material adverse change in the business relationship of Monsoon or any Monsoon Subsidiary with any Significant Monsoon Customer.

SECTION 5.22. Suppliers. Section 5.22 of the Monsoon Disclosure Letter sets forth a true and complete list of the top five airline suppliers for travel in India, the top five airline suppliers for travel overseas

(each based on revenue less service cost earned by Monsoon and the Monsoon Subsidiaries) and the top five hotel suppliers (based on gross bookings with Monsoon and the Monsoon Subsidiaries) during the most recent fiscal year (each, a “Significant Monsoon Supplier”). Since the date of the Monsoon Balance Sheet, (i) no Significant Monsoon Supplier has notified Monsoon or any Monsoon Subsidiary that it has terminated, or intends to terminate, its supplier or service provider relationship with Monsoon or any Monsoon Subsidiary, (ii) there has been no material adverse change in the overall terms and conditions, or any material term (including credit terms), on which Monsoon or any Monsoon Subsidiary conducts business with such Significant Monsoon Supplier or (iii) any other material adverse change in the business relationship of Monsoon or any Monsoon Subsidiary with any Significant Monsoon Supplier.

SECTION 5.23. Opinion of Financial Advisor. Monsoon’s financial advisor has delivered to the Monsoon Board its opinion in writing to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Acquisition (as adjusted in accordance with Article III) and the Share Issuance are fair from a financial point of view to Monsoon.

SECTION 5.24. Brokers. Except for the fees payable to Monsoon’s financial advisor in connection with the Transactions, neither Monsoon nor any Subsidiary thereof nor any of their respective officers or directors on behalf of Monsoon or such Subsidiary has employed any financial advisor, investment banker, broker or finder or incurred any liability for any financial advisory fee, investment banking fee, broker’s fee, commission or finder’s fee in connection with any of the Transactions. The fees and expenses of Monsoon’s financial advisor will be paid by Monsoon.

ARTICLE VI

Covenants Relating to Conduct of Business

SECTION 6.01. Conduct of Business by Monsoon. Except for matters (i) set forth in Section 6.01 of the Monsoon Disclosure Letter, (ii) otherwise expressly permitted by this Agreement and the other Transaction Documents, (iv) required by applicable Law or (iv) consented to in writing by Indigo Parent, from the date hereof to the Closing, Monsoon shall, and shall cause each Monsoon Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organization, maintain its material Governmental Approvals and Third Party Approvals, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired in any material respect at the Closing. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 6.01 of the Monsoon Disclosure Letter or otherwise expressly permitted by this Agreement and the other Transaction Documents or required by applicable Law, from the date hereof to the Closing, Monsoon shall not, and shall not permit any Monsoon Subsidiary to, do any of the following without the prior written consent of Indigo Parent, which shall not be unreasonably withheld, conditioned or delayed:

(a) (i) declare, set aside or pay any dividends or other distributions in respect of its shares of Capital Stock, other than dividends and distributions by any direct or indirect wholly-owned Monsoon Subsidiary to its parent, (ii) split, combine or reclassify any of its Capital Stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its shares of Capital Stock, other than any such transaction by a direct or indirect wholly-owned Monsoon Subsidiary which remains a direct or indirect wholly-owned Monsoon Subsidiary after consummation of such transaction, or (iii) purchase, redeem or otherwise acquire or amend the terms of any shares of its Capital Stock or any rights, warrants, options or other equity awards to acquire, directly or indirectly, any such shares of Capital Stock;

(b) issue, deliver, sell or grant (i) any of its shares of Capital Stock or (ii) any Voting Monsoon Debt or Monsoon Securities (including any Monsoon Options, Monsoon Restricted Stock Units and any other rights, warrants, options or other equity awards to acquire, directly or indirectly, any of its shares of Capital Stock), in each case other than (A) the issuance of Monsoon Ordinary Shares upon the exercise or settlement of Monsoon Options or Monsoon Restricted Stock Units outstanding on the date hereof and in accordance with their terms, (B) the issuance of Monsoon Ordinary Shares upon the conversion of the Convertible Notes and (C) any such transaction by a wholly-owned Monsoon Subsidiary which remains a wholly-owned Monsoon Subsidiary after consummation of such transaction;

(c) amend its certificate or articles of incorporation or constitution or comparable organizational documents;

(d) acquire or dispose of, including by entering any lease or option Contract with respect to, any interests in real property, except for (i) acquisitions or dispositions in the ordinary course of business consistent with past practice and (ii) the expiration of any lease or option Contract in accordance with the terms of such Contract;

(e) acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any partnership, corporation, joint venture, limited liability entity or other business organization or division thereof or any other Person (in each case, other than any acquisition of interests in real property permitted under Section 6.01(d)), with a value or purchase price that, individually or in the aggregate, exceeds $3,000,000, except for acquisitions in the ordinary course of business consistent with past practice of assets used in the operation or conduct of the Monsoon Business;

(f) sell, transfer or otherwise dispose of, including by entering any license or lease with respect to, in a single transaction or a series of related transactions, any property or asset (in each case, other than sales, transfers or dispositions of interests in real property permitted under Section 6.01(d)) with a value or purchase price that, individually or in the aggregate, exceeds $3,000,000 or sell, transfer or otherwise dispose of, any material property or asset below its book value, in each case except for (i) dispositions of obsolete or worn-out assets that are no longer used or useful in the operation or conduct of the Monsoon Business, (ii) non-exclusive licenses of Intellectual Property Rights entered into in the ordinary course of business consistent with past practice with customers or distributors of Monsoon or its Subsidiaries and (iii) transactions among Monsoon and its wholly-owned Subsidiaries or among Monsoon’s wholly-owned Subsidiaries;

(g) (i) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting or payment of any compensation or benefits under, any material Monsoon Benefit Plan, (ii) grant to any executive officer or director of Monsoon any material increase in compensation or benefits, or (iii) grant to or increase any change in control, retention, severance or termination pay to or for any Monsoon Employee, except, in each case subject to Section 6.01(b), (A) as required pursuant to the terms of a Monsoon Benefit Plan as in effect on the date hereof or (B) increases in salaries and wages not in excess of 10% of the applicable Monsoon Employee’s annual base salary and wages as in effect on the date hereof or otherwise made in the ordinary course of business consistent with past practice;

(h) incur any Indebtedness, except for (i) Indebtedness solely between or among Monsoon and the Monsoon Subsidiaries, (ii) borrowings under Monsoon’s existing credit facilities (as in effect on the date hereof or amended after the date hereof not in contravention of this Agreement) in the ordinary course of business, (iii) borrowings that do not exceed the budgeted amounts set forth in Section 6.01(h) of the Monsoon Disclosure Letter, (iv) issuances of commercial paper for working capital and other short-term borrowings for general corporate purposes in each case incurred in the ordinary course of business consistent with past practice and (v) letters of credit and surety bonds issued in the ordinary course of business consistent with past practice;

(i) encumber or subject any of its material assets to any Liens, other than Monsoon Permitted Liens, Liens securing Monsoon Permitted Indebtedness and non-exclusive licenses of Intellectual Property Rights entered into in the ordinary course of business consistent with past practice;

(j) (i) make any loan, advance or capital contribution to, or investment in, any Person other than any wholly-owned Monsoon Subsidiary that, individually or in the aggregate, exceeds $3,000,000 except in the ordinary course of business consistent with past practice or (ii) authorize or make any capital expenditure (other than in respect of any acquisition of interests in real property permitted under Section 6.01(d)) in any fiscal quarter that, individually or in the aggregate, exceeds by more than 20% the budgeted amount for such fiscal quarter set forth in Section 6.01(j) of the Monsoon Disclosure Letter;

(k) make any material change in its Tax accounting or financial accounting methods, principles and practices in effect on the date of the Monsoon Balance Sheet, except as may be required by IFRS;

(l) make, revoke or change any material Tax election, file any amended Tax Return, enter into any closing agreement or settle or compromise any material Tax liability or refund, consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, enter into any Tax allocation agreement, Tax sharing agreement, or Tax indemnity agreement relating to any material Tax;

(m) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization;

(n) adopt or implement any stockholder rights plan or similar arrangement;

(o) modify, amend, enter into or terminate any Monsoon Material Contract or waive, release or assign any material rights or claims of Monsoon or any Monsoon Subsidiary under any Monsoon Material Contract, except in the ordinary course of business consistent with past practice, other than (i) any such actions taken in connection with the Transactions in accordance with this Agreement and the other Transaction Documents and (ii) entry into any Monsoon Material Contract providing for (i) acquisitions or dispositions that would not be prohibited by Sections 6.01(d), 6.01(e) and 6.01(f), (ii) Monsoon Permitted Indebtedness, (iii) Liens that would not be prohibited by Section 6.01(i) or (iv) loans, advances, capital contributions, investments or capital expenditures that would not be prohibited by Section 6.01(j) that, in the case of each of clauses (i), (ii), (iii) and (iv), does not otherwise require consent under this Section 6.01;

(p) except in the ordinary course of business and consistent with past practice, grant, modify, abandon, dispose of, transfer, assign or terminate any rights relating to any material Monsoon Intellectual Property or otherwise permit any of their rights relating to any Monsoon Intellectual Property to lapse;

(q) settle any Action if such settlement would require any payment by Monsoon or any Monsoon Subsidiary in an amount in excess of $1,000,000 individually or $5,000,000 in the aggregate, or would obligate Monsoon or any Monsoon Subsidiary to take any material action or restrict Monsoon or any Monsoon Subsidiary in any material respect from taking any action;

(r) take any action in respect of any matter that would constitute a Reserved Matter hereunder;

(s) except as required by applicable Law, amend or modify any Privacy Statement of Monsoon or any Monsoon Subsidiary other than in the ordinary course of business in a manner consistent with past practice in accordance with applicable Law; or

(t) authorize any of, or commit or agree to take any of, the foregoing actions.

SECTION 6.02. Conduct of Business by Indigo Parent and Indigo. Except for matters (i) set forth in Section 6.02 of the Indigo Parent Disclosure Letter, (ii) required to implement or otherwise give effect to the Restructuring, (iii) otherwise expressly permitted by this Agreement and the other Transaction Documents, (iv) required by applicable Law or (v) consented to in writing by Monsoon, from the date hereof to the Closing, Indigo Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organization, maintain its material Governmental Approvals and Third Party Approvals, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired in any material respect at the Closing. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 6.02 of the Indigo Parent Disclosure Letter or otherwise expressly permitted by this Agreement and the other Transaction Documents or required by applicable Law, from the date hereof to the Closing, Indigo Parent shall not, and shall not permit any Indigo Group Company to, do any of the following without the prior written consent of Monsoon, which shall not be unreasonably withheld, conditioned or delayed:

(a) (i) declare, set aside or pay any dividends or other distributions in respect of its shares of Capital Stock, other than dividends and distributions by any direct or indirect wholly-owned Indigo Group Company to its parent, (ii) split, combine or reclassify any of its Capital Stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its shares of Capital Stock, other than any such transaction by a direct or indirect wholly-owned Indigo Group Company which remains a direct or indirect wholly-owned Indigo Group Company after consummation of such transaction, or (iii) purchase, redeem or otherwise acquire or amend the terms of any shares of its Capital Stock or any rights, warrants, options or other equity awards to acquire, directly or indirectly, any such shares of Capital Stock or other equity interests;

(b) (i) issue, deliver, sell or grant (A) any of its shares of Capital Stock or (B) any Voting Indigo Debt or Indigo Securities, in each case other than any such transaction by a wholly-owned Indigo Subsidiary which remains a wholly-owned Indigo Subsidiary after consummation of such transaction, or (ii) issue, deliver, sell or grant to any Indigo Business Employee any shares of Capital Stock in Indigo Parent or any of its Affiliates or any restricted stock units, share appreciation rights or any other rights, warrants, options or other equity awards to acquire, directly or indirectly, any such shares;

(c) amend the certificate or articles of incorporation or bylaws or comparable organizational documents of any Indigo Group Company;

(d) acquire or dispose of, including by entering any lease or option Contract with respect to, any interests in real property, except for (i) acquisitions or dispositions in the ordinary course of business consistent with past practice and (ii) the expiration of any lease or option Contract in accordance with the terms of such Contract;

(e) acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any partnership, corporation, joint venture, limited liability entity or other business organization or division thereof or any other Person (in each case, other than any acquisition of interests in real property permitted under Section 6.02(d)), with a value or purchase price that, individually or in the aggregate, exceeds $3,000,000, except for acquisitions in the ordinary course of business consistent with past practice of assets used in the operation or conduct of the Indigo Business;

(f) sell, transfer or otherwise dispose of, including by entering any license or lease with respect to, in a single transaction or a series of related transactions, any property or asset (in each case, other than sales, transfers or dispositions of interests in real property permitted under Section 6.02(d)) with a value or purchase price that, individually or in the aggregate, exceeds $3,000,000 or sell, transfer or otherwise dispose of, any material property or asset below its book value, in each case except for (i) dispositions of obsolete or worn-out assets that are no longer used or useful in the operation or conduct of the Indigo Business, (ii) non-exclusive licenses of Intellectual Property Rights entered into in the ordinary course of business consistent with past practice with customers or distributors of Indigo or its Subsidiaries and (iii) transactions among Indigo and its wholly-owned Subsidiaries or among Indigo’s wholly-owned Subsidiaries;

(g) (i) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting or payment of any compensation or benefits under, any material Indigo Business Benefit Plan, (ii) grant to any executive officer or director of any Indigo Group Company any material increase in compensation or benefits or (iii) grant to or increase any change in control, retention, severance or termination pay to or for any Indigo Business Employee, except, in each case subject to Section 6.02(b), (A) as required pursuant to the terms of a Indigo Business Benefit Plan as in effect on the date hereof or (B) increases in salaries and wages not in excess of 10% of the applicable Indigo Business Employee’s annual base salary and wages as in effect on the date hereof or otherwise made in the ordinary course of business consistent with past practice;

(h) incur any Indebtedness, except for (i) Indebtedness solely between or among the Indigo Group Companies, (ii) borrowings under the Indigo Group Companies’ existing credit facilities (as in effect on the date hereof or amended after the date hereof not in contravention of this Agreement) in the ordinary course of business, (iii) borrowings that do not exceed the budgeted amounts set forth in Section 6.02(h) of the Indigo Parent Disclosure Letter, (iv) issuances of commercial paper for working capital and other short-term borrowings for general corporate purposes in each case incurred in the ordinary course of business consistent with past practice and (v) letters of credit and surety bonds issued in the ordinary course of business consistent with past practice (“Indigo Permitted Indebtedness”);

(i) encumber or subject any of its material assets to any Liens, other than Indigo Permitted Liens, Liens securing Indigo Permitted Indebtedness and non-exclusive licenses of Intellectual Property Rights entered into in the ordinary course of business consistent with past practice;

(j) (i) make any loan, advance or capital contribution to, or investment in, any Person other than any wholly-owned Indigo Group Company that, individually or in the aggregate, exceeds $3,000,000, except in the ordinary course of business consistent with past practice, or (ii) authorize or make any capital expenditure (other than in respect of any acquisition of interests in real property permitted under Section 6.02(d)) in any fiscal quarter that, individually or in the aggregate, exceeds by more than 20% the budgeted amount for such fiscal quarter set forth in Section 6.02(j) of the Indigo Parent Disclosure Letter;

(k) make any material change in its Tax accounting or financial accounting methods, principles and practices in effect on the date of the Indigo Balance Sheet, except as may be required by IFRS;

(l) make, revoke or change any material Tax election, file any amended Tax Return, enter into any closing agreement or settle or compromise any material Tax liability or refund, consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, enter into any Tax allocation agreement, Tax sharing agreement, or Tax indemnity agreement relating to any material Tax;

(m) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization;

(n) adopt or implement any stockholder rights plan or similar arrangement;

(o) modify, amend, enter into or terminate any Indigo Material Contract, or waive, release or assign any material rights or claims of Indigo Parent or any Indigo Group Company under any Indigo Material Contract, except in the ordinary course of business consistent with past practice, other than (i) any such actions taken in connection with the Transactions in accordance with this Agreement and the other Transaction Documents and (ii) entry into any Indigo Material Contract providing for (A) acquisitions or dispositions that would not be prohibited by Sections 6.02(d), 6.02(e) and 6.02(f), (B) Indigo Permitted Indebtedness, (C) Liens that would not be prohibited by Section 6.02(i), or (D) loans, advances, capital contributions, investments or capital expenditures that would not be prohibited by Section 6.02(j) that, in the case of each of clauses (A), (B), (C) and (D), does not otherwise require consent under this Section 6.02;

(p) except in the ordinary course of business and consistent with past practice, grant, modify, abandon, dispose of, transfer, assign or terminate any rights relating to any material Indigo Intellectual Property or otherwise permit any of their rights relating to any Indigo Intellectual Property to lapse;

(q) settle any Action if such settlement would require any payment of an amount in excess of $1,000,000 individually or $5,000,000 in the aggregate by any Indigo Group Company, or would obligate any Indigo Group Company to take any material action, or restrict any Indigo Group Company in any material respect from taking any action;

(r) amend, restate, waive or otherwise modify any provision of any investor rights agreement, investment agreement, shareholder agreement or other Contract entered into with any other shareholder of any Subsidiary or Associate of Indigo in any manner that would be adverse to the rights of Monsoon (assuming such amendment, restatement, waiver or other modification had occurred on or after the Closing) or more favorable to the rights of such other shareholder thereunder than to the rights of such Subsidiary or Associate of Indigo thereunder;

(s) enter into any Contract that purports to or in fact limits (i) the activities that may be conducted by Monsoon or its Affiliates or (ii) in any material respect, other than in the ordinary course of business (including pursuant to customary covenants entered into as part of ordinary course financing arrangements), the scope of business that may be conducted by Monsoon (whether through restraint of trade or non-competition covenants or similar provisions);

(t) except as required by applicable Law, amend or modify any Privacy Statement of Indigo or any Indigo Group Company other than in the ordinary course of business in a manner consistent with past practice in accordance with applicable Law, except to the extent already reflected in the corresponding privacy policy of Monsoon or the relevant Monsoon Subsidiary for the applicable jurisdictions; or

(u) authorize any of, or commit or agree to take any of, the foregoing actions.

SECTION 6.03. Advice of Changes. From the date hereof to the Closing, (a) Indigo Parent shall promptly advise Monsoon orally and in writing of any Effect that has had or would reasonably be expected to have an Indigo Material Adverse Effect and (b) Monsoon shall promptly advise Indigo Parent orally and in writing of any Effect that has had or would reasonably be expected to have a Monsoon Material Adverse Effect.

SECTION 6.04. No Control of Other Party’s Business. Prior to the Closing, each of Indigo Parent and Monsoon shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective businesses and operations and nothing contained in this Agreement is intended to give Indigo Parent or Monsoon, directly or indirectly, the right to control or direct the operations of the other’s business in any manner prior to the Closing.

ARTICLE VII

Additional Covenants

SECTION 7.01. Preparation of Proxy Statement. As promptly as practicable following the date hereof, Monsoon shall prepare and file with the applicable Governmental Entities and deliver, or cause to be delivered, to the holders of the Monsoon Ordinary Shares, a proxy statement to be used to seek the Monsoon Shareholder Approval (the “Proxy Statement”). Indigo Parent shall furnish all information as may be reasonably requested by Monsoon and its advisers in connection with the preparation, filing and distribution of the Proxy Statement and any necessary amendments or supplements thereto. If at any time prior to the Closing any information relating to Monsoon or Indigo Parent, or any of their respective Affiliates, directors or officers, should be discovered by

Monsoon or Indigo Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the applicable Governmental Entities by Monsoon and, to the extent required by applicable Law, delivered to the holders of the Monsoon Ordinary Shares. Monsoon agrees to provide Indigo Parent and its counsel with copies of any written comments, and shall inform Indigo Parent of any oral comments, that Monsoon or its counsel may receive from time to time from any Governmental Entity or its staff with respect to the Proxy Statement or any of the Transactions, including any request for amendments or supplements to the Proxy Statement or for additional information, in each case promptly after receipt of such comments or request, and any written or oral responses thereto. Indigo Parent and its counsel shall be given a reasonable opportunity to review the Proxy Statement and any amendments or supplements thereto and Monsoon shall give due consideration to the additions, deletions or changes suggested thereto by Indigo Parent and its counsel.

SECTION 7.02. Monsoon Shareholders’ Meeting. Monsoon shall, as promptly as practicable following the date hereof, establish a record date (the “Record Date”) for, duly call, give notice of, convene and hold a meeting of its shareholders (the “Monsoon Shareholders’ Meeting”) for the purpose of obtaining the Monsoon Shareholder Approval, and shall use reasonable best efforts to solicit proxies from the holders of the Monsoon Ordinary Shares in favor thereof. Subject to Indigo Parent complying with its obligations pursuant to Section 7.11(a), Monsoon shall cause the Monsoon Shareholders’ Meeting to be held not later than January 1, 2017. Monsoon shall, through the Monsoon Board, recommend to its shareholders that they give the Monsoon Shareholder Approval and shall include such recommendation in the Proxy Statement. Monsoon’s obligations pursuant to Section 7.01 and this Section 7.02 shall not be affected by the making or public disclosure of any Competing Transaction. Monsoon shall only postpone or adjourn the Monsoon Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Monsoon Shareholder Approval, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that becomes necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of Monsoon prior to the Monsoon Shareholders’ Meeting or (iv)  if required to do so under applicable Law.

SECTION 7.03. Access to Information; Records; Confidentiality. Upon reasonable written notice, each of Indigo Parent and Monsoon shall, and shall cause its Subsidiaries to, subject to applicable Law, provide the other parties hereto and to the Representatives of such other parties reasonable access during normal business hours during the period from the date hereof until the Closing to all their respective properties, plants, systems, Contracts, Records (including financial Records) and Representatives, including by, as reasonably requested by the other parties, subject to applicable Law, promptly providing copies to the other parties and its Representatives of any of the foregoing systems, Contracts and Records (including financial Records). Notwithstanding the foregoing, any party may withhold (A) any documents (or portions thereof) or information that is subject to the terms of a confidentiality agreement with a third party, (B) any document (or portions thereof) or information which may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s counsel, constitutes a waiver of any such privilege and (C) any document (or portion thereof) or information relating to pricing or other matters that are highly sensitive if the exchange of such document (or portion thereof) or information, as determined by such party’s counsel, might reasonably result in antitrust difficulties for such party or any of its Affiliates. If any material is withheld by a party pursuant to the preceding sentence, such party shall inform the requesting party as to the general nature of what is being withheld. Upon its execution of a work paper access letter in customary form, each of Indigo Parent and Monsoon shall be afforded reasonable access by the other party during normal business hours during the period from the date hereof until the Closing to all information used by such other party in the preparation of the Indigo Financial Statements or, as applicable, the audited Monsoon Financial Statements. Each of the parties will use its reasonable best efforts to minimize any disruption to the businesses of the other parties that may result from the requests for access and information hereunder. All information exchanged pursuant to this Section 7.03 shall be held by the parties as “Confidential Information”, as such term is defined in the Confidentiality Agreement, and shall be subject to the Confidentiality Agreement.

SECTION 7.04. Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable under this Agreement and applicable Law to consummate and make effective the Transactions as promptly as practicable, including using reasonable best efforts to accomplish the following: (i) obtain all necessary Third Party Approvals, including under any Contract to which Monsoon or Indigo or any of their respective Subsidiaries is party or by which such Person or any of their respective properties or assets may be bound and those Third Party Approvals set out in Section 7.04(a) of the Monsoon Disclosure Letter and the Indigo Parent Disclosure Letter, (ii) obtain all necessary Governmental Approvals (including those in connection with applicable Competition Laws), and make all necessary registrations, declarations and filings with, and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity (including in connection with applicable Competition Laws) or to cause the expiration or termination of the applicable waiting periods under any applicable Competition Laws, (iii) resist, contest or defend any Actions (including administrative or judicial Actions) challenging this Agreement or any other Transaction Document or the consummation of the Transactions, including seeking to have vacated, lifted, reversed or overturned any Judgment that is in effect and that could restrict, prevent or prohibit consummation of the Transactions, and (iv) execute and deliver any additional instruments necessary to consummate the Transactions and fully to carry out the purposes of this Agreement and the other Transaction Documents. In connection with the foregoing, each party shall as promptly as reasonably practicable (i) supply any additional information and documentary material that may be requested by any Governmental Entity pursuant to any applicable Competition Laws and (ii) furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request.

(b) In furtherance and not in limitation of Section 7.04(a), each of Indigo Parent and Monsoon shall, and shall cause their respective Affiliates to, make or cause to be made all the filings required under applicable Competition Laws set forth in Section 7.04(b) of the Monsoon Disclosure Letter and the Indigo Parent Disclosure Letter (collectively, the “Required Competition Filings”) with respect to the Transactions as promptly as practicable after the date of this Agreement. Subject to applicable Law and the instructions of any Governmental Entity, Indigo Parent and Monsoon shall (A) keep each other reasonably apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other party with copies of notices or other written communications received by Indigo Parent or Monsoon, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity in connection with the Required Competition Filings, (B) consult with each other with respect to the Required Competition Filings and provide the other party and its counsel with the opportunity to review and comment on any written materials to be submitted to any Governmental Entity in connection therewith in advance of such submission and shall give due consideration to the additions, deletions or changes suggested thereto by such other party and its counsel, (C) to the extent reasonably practicable, engage in any substantive communications with any Governmental Entity in connection with the Required Competition Filings only after prior consultation with the other party and its counsel (and taking into account any reasonable comments and requests of the other party and its counsel) and (D) provide the other party and its counsel with the opportunity to participate in any meetings and conferences with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Required Competition Filings. In connection with the foregoing, each of Indigo Parent and Monsoon shall act reasonably and as promptly as practicable.

(c) None of the parties hereto shall voluntarily extend any waiting period under any applicable Competition Laws or enter into any agreement with any Governmental Entity to delay or not to consummate the Transactions except with the prior written consent of the other parties (such consent not to be unreasonably withheld, conditioned or delayed and which reasonableness shall be determined in light of each party’s obligation to use its reasonable best efforts to take all actions necessary or advisable to cause the expiration or termination of the applicable waiting periods under any applicable Competition Laws and to obtain all Governmental

Approvals under any applicable Competition Laws, so as to enable the parties hereto to consummate and make effective, as promptly as practicable, the Transactions).

(d) Nothing in this Agreement shall require (i) the parties or any of their respective Subsidiaries to (A) pay any consideration, incur any Liability or transfer any value to any Person in connection with any Governmental Approval, other than filing fees paid to Governmental Entities, or (B) sell, hold separate, alter an ownership interest in assets or otherwise dispose of or conduct their business in a specified manner, or enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or similar agreement or arrangement with respect to the assets, operations or conduct of their business in a specified manner, or commit or agree to any of the foregoing (collectively, a “Regulatory Undertaking”), in order to obtain any Governmental Approval or to remove any impediments to the Transactions under applicable Competition Laws or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action under any Competition Laws, if the effect of such Regulatory Undertaking would reasonably be expected to have a material adverse impact on the combined business of Indigo, Monsoon and their respective Subsidiaries, or (ii) any Affiliate of Indigo Parent (other than the Indigo Group Companies) to take (or refrain from taking) any action, either with respect to its assets, its operations, the conduct of its business or otherwise, in connection with, or in order to obtain, any Governmental Approval in connection with the Transactions.

SECTION 7.05. Tax Matters. (a) Indigo Parent shall prepare or cause to be prepared all Tax Returns required to be filed by or with respect to any of the Indigo Group Companies for any taxable period ending on or before the Closing Date, and shall pay, or cause to be paid, all Taxes due with respect to such Tax Returns. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Indigo Group Companies, except as required by applicable Law or change in facts. Monsoon shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns required to be filed by or with respect to the Indigo Group Companies for any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”) or any taxable period commencing after the Closing Date. To the extent relating to any Straddle Period, each such Tax Return shall be prepared in a manner consistent with past practice, except to the extent required by applicable Law or change in facts; and at least thirty (30) days before the due date of such Tax Return (taking into account extensions), Monsoon shall present such Tax Return to Indigo Parent for review, comment and approval, which approval shall not be unreasonably withheld, conditioned or delayed. In the event of a dispute in connection with the manner of preparation of a Tax Return relating to a Straddle Period, Monsoon and Indigo Parent shall attempt in good faith to resolve such dispute amicably, failing which, Monsoon and Indigo Parent shall jointly engage a reputable Tax advisor to resolve such dispute. With respect to Taxes of the Indigo Group Companies relating to a Straddle Period, subject to Article XII, Indigo Parent shall pay to Monsoon, at least five (5) days before the due date of the Tax Return for such Straddle Period (taking into account extensions), the applicable amount owed by Indigo Parent pursuant to Section 12.01(a)(iv) and Section 12.03 with respect to the taxable period covered by such Tax Return.

(b) Monsoon and Indigo Parent shall reasonably cooperate, and shall cause their affiliates, officers, employees, contractors, consultants, agents, auditors and representatives to reasonably cooperate, in preparing and filing all Tax Returns, including by maintaining and making available to each other all records necessary in connection with Taxes, in making any election relating to Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes.

(c) If Monsoon, the Monsoon Subsidiaries, Indigo Parent or the Indigo Group Companies receive notice of any deficiency, proposed adjustment, assessment, audit, examination, suit, dispute or other claim with respect to Taxes of Monsoon, the Monsoon Subsidiaries or the Indigo Group Companies for a Pre-Closing Tax Period (a “Tax Claim”), such party will notify (within thirty (30) days of the receipt of notice of any such Tax Claim) the other parties in writing of such Tax Claim, but the failure to so notify will not relieve the other parties of any liability they may have, except to the extent a party has suffered actual, material prejudice thereby. With respect to any Tax Claim relating solely to any Indigo Group Company with respect to a taxable period ending on or before the Closing Date, Indigo Parent may, at its expense, assume and control the proceedings in connection with such Tax Claim; provided, however, that, in each case to the extent the resolution of the Tax Claim could have a material impact on the Taxes payable by the Indigo Group Companies in taxable periods ending after the Closing Date: (i) Indigo Parent shall keep Monsoon fully and timely informed with respect to the status and progress of such Tax Claim, (ii) Monsoon may participate in the conduct of such Tax Claim at its own expense, and (iii) Indigo Parent may not settle or compromise such Tax Claim without the prior written consent of Monsoon, which consent shall not be unreasonably withheld, conditioned or delayed. In the event that Monsoon controls the proceedings in connection with such Tax Claim (including Tax Claims relating to Straddle Periods), Indigo Parent may participate in the conduct of such Tax Claim at its own expense and Monsoon may not settle or compromise such Tax Claim without Indigo Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. In the event of a conflict between the provisions of this Section 7.05(c) and Section 12.04, the provisions of this Section 7.05(c) shall govern.

(d) Except as otherwise required by applicable Law, without the prior written consent of Indigo Parent, which shall not be unreasonably withheld, conditioned or delayed, Monsoon shall not (i) file or amend or permit any of the Indigo Group Companies to file or amend any Tax Return relating to a Pre-Closing Tax Period, (ii) extend or waive, or cause to be extended or waived, or permit any of the Indigo Group Companies to extend or waive any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period, or (iii) make or change any Tax election or accounting method or practice that has retroactive effect on any Pre-Closing Tax Period.

(e) Monsoon, on the one hand, and Indigo Parent, on the other hand, will pay, or cause to be paid, in equal parts, any Transfer Taxes in respect of the Acquisition. Monsoon, Indigo Parent and the Indigo Group Companies agree to cooperate in the filing of any Tax Returns with respect to Transfer Taxes, including promptly supplying any information in their possession that is reasonably necessary to complete such returns and the payment of such amounts due under this Section 7.05(e), provided that Monsoon shall not bear any Transfer Taxes relating to the Restructuring.

SECTION 7.06. Benefits Matters. (a) Prior to the Closing, the Monsoon Board (or any authorized committee thereof) shall take all necessary action required in order to amend the Monsoon 2010 Share Incentive Plan to provide that the number of Monsoon Ordinary Shares available for issuance under such Monsoon Stock Plan shall be 3,095,840.

(b) As soon as practicable following the Closing, the Monsoon Board (or any authorized committee thereof) shall take all necessary action required to grant Monsoon Restricted Stock Units in respect of an aggregate of up to 619,522 Monsoon Ordinary Shares to the Indigo Business Employees set forth in Schedule 7.06(b), which Schedule shall be provided to Monsoon no later than three Business Days prior to the Closing and shall include the number of Monsoon Ordinary Shares in respect of such Monsoon Restricted Stock Units to be granted to each such Indigo Business Employee, provided that, in the event that any Indigo SARs or Naspers Rollover RSUs are forfeited between the date hereof and the Closing as a result of an Indigo Business Employee’s termination of employment during such period, the aggregate number of Monsoon Ordinary Shares in respect of which Monsoon Restricted Stock Units shall be granted pursuant to this Section 7.06(b) shall be increased by the number of Monsoon Ordinary Shares in respect of restricted share units into which such forfeited Indigo SARs and Naspers Rollover RSUs would have converted pursuant to Sections 7.07(a)(i) and 7.07(a)(ii). The Monsoon Restricted Stock Units to be granted pursuant to this Section 7.06(b) shall be granted under the Monsoon 2010 Share Incentive Plan on the same terms and conditions (including vesting schedule and acceleration of vesting) of Monsoon Restricted Stock Units granted under the Monsoon 2010 Share Incentive Plan to similarly situated employees of Monsoon in the ordinary course of business consistent with past practice.

(c) Monsoon and its Affiliates (including, following the Closing, the Indigo Group Companies) shall not assume any Indigo Business Benefit Plans other than the Assumed Benefit Plans. From and after the Closing, Indigo Parent or one of its Affiliates (other than an Indigo Group Company) shall retain all Liabilities with respect to the Indigo Business Benefit Plans and Monsoon and its Affiliates (including the Indigo Group Companies) shall have no Liability with respect thereto, other than, in each case, with respect to the Assumed Benefit Plans.

(d) Prior to the Closing, Indigo Parent shall have terminated the AK Agreement without any payment or obligation to provide notice by or to any party thereunder, subject to Monsoon’s (or one if its Affiliates’) execution of the AK CIC Agreement. Indigo Parent or one of its Affiliates (other than an Indigo Group Company) shall indemnify and hold harmless Monsoon and its Affiliates from any Liability arising out of or under the AK Agreement, provided that, if the AK Agreement is not terminated prior to the Closing, (A) Monsoon shall not enter into the AK CIC Severance Agreement and shall not issue any Monsoon Restricted Stock Units to Mr. Ashish Kashyap pursuant to Section 7.06(b) or 7.07, in each case without Indigo Parent’s prior written consent and (B) the condition related to the CIC Severance Agreements set forth in Section 10.02(f) shall be deemed to only apply to the DK CIC Severance Agreement and the RM CIC Severance Agreement.

SECTION 7.07. Treatment of Indigo Business Employee Equity Awards. (a) The board of directors of Indigo Parent (or, if appropriate, the board of directors of its applicable Affiliate, or any committee administering the Indigo SARs and Naspers Rollover RSUs, as applicable) shall take all necessary action to provide for the following, provided that the number of Monsoon Ordinary Shares required to be issued by Monsoon in connection with this Section 7.07 and Section 7.06(b) shall not exceed 1,839,552 in the aggregate:

(i) Indigo SARs. (A) Each Indigo SAR, whether vested or unvested, held by an Indigo Business Employee who is actively employed by any Indigo Group Company as of the Closing shall be converted into a restricted share unit (which may be settled upon vesting in cash or Monsoon Ordinary Shares) with respect to the number of Monsoon Ordinary Shares set forth in Schedule 7.07(a)(i) to be provided to Monsoon no later than three Business Days prior to Closing and updated, if necessary, no later than two Business Days following Closing (each, as so adjusted, an “Adjusted Indigo Former SAR”), (B) each Adjusted Indigo Former SAR shall have the same terms and conditions (including vesting schedule and acceleration of vesting, but other than with respect to grant price and form of settlement) as were applicable to the underlying Indigo SAR immediately prior to the Closing and (C) effective at the Closing, the Indigo SAR Scheme shall be maintained by Indigo Parent or one of its Affiliates (other than an Indigo Group Company) and Indigo Parent or one of its Affiliates (other than an Indigo Group Company) shall retain all Liabilities with respect to the Indigo SAR Scheme and the Indigo SARs and Monsoon and its Affiliates (including the Indigo Group Companies) shall have no Liability with respect thereto, other than, in each case, with respect to Indigo SARs that convert to Adjusted Indigo Former SARs;

(ii) Naspers Rollover RSUs. (A) Each Naspers Rollover RSU held by an Indigo Business Employee who is actively employed by any Indigo Group Company as of the Closing and that is unvested as of immediately prior to the Closing (taking into account any acceleration of vesting resulting from the Transactions pursuant to the Naspers Restricted Stock Plan Trust) shall be converted into a restricted share unit (which may be settled upon vesting in cash or Monsoon Ordinary Shares) with respect to the number of Monsoon Ordinary Shares set forth in Schedule 7.07(a)(ii) to be provided to Monsoon no later than three Business Days prior to Closing and updated, if necessary, no later than two Business Days following Closing (each, as so adjusted, an “Adjusted RSU”); (B) each Adjusted RSU shall have the same vesting schedule that applied to the underlying Naspers Rollover RSU immediately prior to the Closing and other terms and conditions that are the same as those applicable to Monsoon Restricted Stock Units granted under the Monsoon 2010 Share Incentive Plan to similarly situated employees of Monsoon in the ordinary course of business consistent with past practice and (C) effective at the Closing, the Naspers Restricted Stock Plan Trust shall be maintained by Indigo Parent or one of its Affiliates (other than an Indigo Group Company) and Indigo Parent or one of its Affiliates (other than an Indigo Group Company) shall retain all Liabilities with respect to the Naspers Restricted Stock Plan Trust and the Naspers Rollover RSUs and Monsoon and its Affiliates (including the Indigo Group Companies) shall have no Liability with respect thereto, other than, in each case, with respect to Naspers Rollover RSUs that convert to Adjusted RSUs; and

(iii) From and after the Closing, (A) no holder of an Indigo SAR who is an Indigo Business Employee immediately prior to the Closing shall have any right to payment or otherwise with respect to such Indigo SAR, other than the right to receive the Adjusted Indigo Former SAR in accordance with Section 7.07(a)(i)(A), and

(B) no holder of a Naspers Rollover RSU that is unvested as of immediately prior to the Closing shall have any right to payment or otherwise with respect to such Naspers Rollover RSU, other than the right to receive the Adjusted RSU in accordance with Section 7.07(a)(ii).

(b) As soon as practicable following the Closing, Monsoon shall deliver to the holders of Adjusted Indigo Former SARs and Adjusted RSUs appropriate notices setting forth such holders’ rights pursuant to the Monsoon Stock Plans and agreements evidencing the grants of such Adjusted Indigo Former SARs and Adjusted RSUs and that (i) such Adjusted Indigo Former SARs shall have the same terms and conditions (including vesting schedule and acceleration of vesting, but other than with respect to grant price and form of settlement) as were applicable to the underlying Indigo SAR immediately prior to the Closing and (ii) such Adjusted RSUs shall have the same vesting schedule that applied to the underlying Naspers Rollover RSU immediately prior to the Closing and other terms and conditions that are the same as those applicable to Monsoon Restricted Stock Units granted under the Monsoon 2010 Share Incentive Plan to similarly situated employees of Monsoon in the ordinary course of business consistent with past practice, in each case, subject to the adjustments required by Section 7.07(a), after giving effect to the Transactions. The acceleration of vesting provisions to be included in such notices and agreements evidencing Adjusted Indigo Former SARs shall be mutually agreed by the Indigo Parent and Monsoon. To the extent that Monsoon Ordinary Shares may be issued pursuant to any Adjusted Indigo Former SARs or Adjusted RSUs, effective as of the Closing, Monsoon shall, or shall cause one of its Affiliates to, either (x) file with the Securities and Exchange Commission a registration statement on Form S-8 (or another appropriate form) registering a number of Monsoon Ordinary Shares equal to the number of shares subject to such Adjusted Indigo Former SARs and Adjusted RSUs or (y) assume such Adjusted Indigo Former SARs and Adjusted RSUs (in a manner that maintains the contractual terms of such Adjusted Indigo Former SARs and Adjusted RSUs as set forth in Section 7.07(a)) under an existing equity incentive plan of Monsoon or any of its Affiliates with respect to which a registration statement on Form S-8 (or another appropriate form) is currently effective. Any such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) as long as any Adjusted Indigo Former SAR or Adjusted RSU may remain outstanding.

SECTION 7.08. Fees and Expenses. Except as otherwise expressly provided in any Transaction Document, all fees and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses, provided that all fees and expenses incurred to implement the Restructuring shall be borne by Indigo Parent.

SECTION 7.09. Public Announcements. From the date hereof through the Closing, Indigo Parent and Indigo, on the one hand, and Monsoon, on the other hand, shall consult with each other and shall mutually agree upon any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation and agreement, other than any press release or other public statement that only contains information and statements that have been previously approved by the parties pursuant to this Section 7.09, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any U.S. national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use reasonable best efforts to consult in good faith with the other parties before issuing any such press release or making any such public announcement. Indigo Parent shall procure that Naspers Limited and the Subsidiaries thereof comply with this Section 7.09.

SECTION 7.10. Non-Solicitation. (a) Prior to the Closing, Monsoon shall not, and shall cause each of its controlled Affiliates and its and their respective Representatives not to, directly or indirectly, (i) solicit, respond to, initiate, seek, facilitate or encourage any inquiry, indication of interest, proposal or offer from any other Person relating to a Competing Transaction, (ii) enter into, continue or otherwise participate in any discussions, negotiations or other communications with any other Person regarding or relating to, furnish or make available to any other Person any nonpublic information relating to such party or any of its Affiliates or their respective assets in furtherance of, or otherwise cooperate in any way, assist or participate in, or take any action to facilitate or encourage any effort or attempt by any Person to effect or seek to effect, a Competing Transaction or any inquiry, indication of interest, proposal, offer or request for nonpublic information that may reasonably be expected to lead to a Competing Transaction, or (iii) enter into any understanding, arrangement, agreement or other commitment relating to, or consummate, a Competing Transaction. Monsoon shall, and shall cause each of its controlled Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person with respect to any Competing Transaction.

(b) Monsoon agrees that neither the Monsoon Board nor any committee thereof shall (i)(A) withhold or withdraw (or modify in a manner adverse to Indigo Parent), or publicly propose to withhold or withdraw (or modify in a manner adverse to Indigo Parent), the recommendation by the Monsoon Board to the holders of Monsoon Ordinary Shares that they give the Monsoon Shareholder Approval or (B) approve or adopt, or recommend the approval or adoption of, or publicly propose to approve or adopt or recommend, any Competing Transaction (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or cause or permit Monsoon or any controlled Affiliate or any of its or their respective Representatives to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement or any other Contract related to any Competing Transaction.

(c) In addition to the obligations of Monsoon set forth in Sections 7.10(a) and 7.10(b), Monsoon shall promptly advise Indigo Parent orally and in writing of the receipt of any inquiry, indication of interest, proposal, offer or request for nonpublic information with respect to a Competing Transaction or that may reasonably be expected to lead to a Competing Transaction after the date hereof, including the material terms and conditions thereof and the identity of the Person making any such inquiry, indication of interest, proposal, offer or request. Monsoon shall keep Indigo Parent informed in all material respects as to the status and details (including material amendments or proposed amendments) of any such inquiry, indication of interest, proposal, offer or request.

(d) Notwithstanding the foregoing, nothing contained in this Section 7.10 or elsewhere in this Agreement shall prohibit Monsoon from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act if failure to do so would violate applicable Law or (ii) making any “stop, look and listen” communication to its shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act if Monsoon has determined in good faith, after consultation with legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Monsoon Board under applicable Law, it being understood, however, that this Section 7.10(d) shall not be deemed to permit the Monsoon Board to make an Adverse Recommendation Change.

SECTION 7.11. Cooperation with respect to Financial Statements. (a) Following the Closing Date, Indigo Parent shall cooperate, and shall use its reasonable best efforts to cause its independent accountants to cooperate, with Monsoon, and provide any information that may reasonably be requested by Monsoon, in connection with the preparation and delivery of any pro forma financial statements and historical consolidated financial statements that may need to be prepared by Monsoon from time to time in connection with the Transactions, together with any customary consents and comfort letters in connection therewith. Notwithstanding anything to the contrary in the Transaction Documents, Monsoon shall pay all fees and expenses of Indigo Parent’s independent accountants and Indigo Parent’s reasonable expenses in connection with the preparation and delivery of such pro forma financial statements, historical consolidated financial statements, consents and comfort letters; provided that this sentence shall not apply in respect of the preparation and delivery of the Post-Closing Financial Statements.

(b) Following the Closing Date, Monsoon shall cooperate, and shall use its reasonable best efforts to cause its independent accountants to cooperate, with Indigo Parent, and provide any information that may reasonably be requested by Indigo Parent, in connection with the preparation and delivery of any pro forma financial statements that may need to be prepared by Indigo Parent or its Affiliates from time to time in connection with the Transactions, together with any customary consents and comfort letters in connection therewith. Notwithstanding anything to the contrary in the Transaction Documents, Indigo Parent shall pay all fees and expenses of Monsoon’s independent accountants and Monsoon’s reasonable expenses in connection with the preparation and delivery of such pro forma financial statements, consents and comfort letters.

SECTION 7.12. Related Party Transactions. After the Closing, Monsoon shall not, and shall not permit any Monsoon Subsidiary to, directly or indirectly, enter into, modify, amend or conduct, or agree to enter into, modify, amend or conduct, any Related Party Transaction involving aggregate value or consideration exceeding $120,000, other than in the ordinary course of business consistent with past practice, unless such Related Party Transaction has been approved by, or is consistent with or pursuant to the terms of a policy, transaction or agreement (or form of agreement) approved by, the affirmative vote or written consent of a majority of the Independent Directors, in addition to any other approvals that may be required pursuant to applicable Law, the NASDAQ Stock Market Rules (or the rules of any other applicable securities exchange or stock exchange) or the Monsoon Organizational Documents. Subject to the immediately following sentence, Indigo Parent acknowledges that any transaction between Monsoon or any Monsoon Subsidiary, on the one hand, and Indigo Parent or any Affiliate thereof (excluding Monsoon or any Monsoon Subsidiary), on the other hand, will be subject to the requirements of this Section 7.12 for so long as Indigo Parent remains an Affiliate of Monsoon (including any issuance of Monsoon Voting Securities to Indigo Parent other than pursuant to the exercise of preemptive rights under the Terms of Issue). Notwithstanding anything to the contrary set forth herein, (i) any transaction pursuant to the terms of any Transaction Document or the Terms of Issue (including any exercise of preemptive rights thereunder) shall not be subject to this Section 7.12 and (ii) no Contract set forth in Section 4.18(a)(iv) of the Indigo Parent Disclosure Letter shall be subject to amendment or termination as a result of this Section 7.12; provided that any amendment or waiver of any provision of any Contract set forth in Section 4.18(a)(iv) of the Indigo Parent Disclosure Letter or any Transaction Document after the Closing shall be subject to the requirements of this Section 7.12.

SECTION 7.13. Supplemental Disclosure. (a) Monsoon and Indigo Parent shall have the continuing obligation until the Closing promptly to supplement or amend the Monsoon Disclosure Letter or the Indigo Parent Disclosure Letter, as applicable, with respect to any matter hereafter arising or discovered that, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Monsoon Disclosure Letter or the Indigo Parent Disclosure Letter, as applicable; provided that no supplement or amendment to such Monsoon Disclosure Letter or the Indigo Parent Disclosure Letter, as applicable, shall have any effect for the purpose of determining the satisfaction of the conditions set forth in Section 10.02(a) or Section 10.03(a) or for purposes of determining whether any person is entitled to indemnification pursuant to Article XII.

(b) Monsoon shall promptly notify Indigo Parent of, and furnish Indigo Parent any information it may reasonably request with respect to, the occurrence to Monsoon’s knowledge of any event or condition or the existence to Monsoon’s knowledge of any fact that would cause any of the conditions to Indigo Parent’s obligation to consummate the Acquisition not to be fulfilled.

(c) Indigo Parent shall promptly notify Monsoon of, and furnish Monsoon any information it may reasonably request with respect to, the occurrence to Indigo Parent’s knowledge of any event or condition or the existence to Indigo Parent’s knowledge of any fact that would cause any of the conditions to Monsoon’s obligation to consummate the Acquisition not to be fulfilled.

SECTION 7.14. TBO Disposal. (a) In the event that Indigo Parent directly or indirectly sells, transfers or disposes of the TBO Business, in whole or in part, in a single transaction or series of related transactions (including any asset sale, share sale, lease, license, merger, amalgamation, consolidation, share exchange, joint venture, contribution or other business combination) (a “TBO Disposal”), on or prior to the fifth anniversary of the Closing Date, Indigo Parent shall, within 10 Business Days following completion of the TBO Disposal and receipt of the proceeds thereof, pay to Monsoon (by wire transfer of immediately available funds to the bank account designated in writing by Monsoon) an amount in cash equal to 50% of the product of (i) the total net proceeds of such TBO Disposal (after taking into account any applicable Taxes and transaction costs) multiplied by (ii) the lower of (A) 51.85% and (B) Indigo Parent’s percentage ownership interest in the TBO Business as of the date of such TBO Disposal.

(b) In the event that all or any portion of the TBO Business remains owned by Indigo Parent on the fifth anniversary of the Closing Date, Indigo Parent (or one of its Affiliates) shall, within 10 Business Days following such fifth anniversary, make a capital contribution (without any securities having to be issued by Monsoon in respect of such contribution) to Monsoon (by wire transfer of immediately available funds to the bank account designated in writing by Monsoon) of an amount in cash (denominated in U.S. dollars) equal to 50% of the product of (i) the TBO Value multiplied by (ii) the lower of (A) 51.85% and (B) Indigo Parent’s percentage ownership interest in the TBO Business as of the fifth anniversary of the Closing Date (provided that, for the avoidance of doubt, such amount shall not accrue interest or be subject to adjustment of any kind). Monsoon hereby acknowledges and agrees that upon its receipt of such payment from Indigo Parent (or any Affiliate thereof) pursuant to this Section 7.14(b), neither Indigo Parent nor any other Person shall have any obligation to Monsoon in respect of the TBO Business, including any obligation to pay to Monsoon any proceeds of any subsequent TBO Disposal made after such payment by Indigo Parent (or any Affiliate thereof) to Monsoon pursuant to this Section 7.14(b).

(c) Monsoon hereby acknowledges and agrees that the provisions of this Section 7.14 are not intended to, and do not, (i) transfer to Monsoon, or grant or otherwise provide Monsoon with, a Lien or other interest in the Capital Stock or other securities of or interests in TBO (whether owned by Indigo Parent or any of its Affiliates or any other Person) or any proceeds in respect thereof, (ii) grant or otherwise provide Monsoon with any interest in TBO or any of its Subsidiaries or the assets or businesses of any thereof, (iii) restrict or limit in any way the activities of TBO or its Subsidiaries, require TBO or any of its Subsidiaries to take or refrain from taking any actions, or otherwise constitute an obligation of TBO or its Subsidiaries, or (iv) at any time impose an obligation on Indigo Parent or any other Person to, or to attempt to, sell, transfer or otherwise dispose of TBO, any of its Subsidiaries or its interest in TBO or the respective businesses or assets of TBO and its Subsidiaries, in whole or in part.

SECTION 7.15. Djubo Right of First Refusal. (a) Promptly after the date hereof, Indigo Parent shall deliver, or cause to be delivered, a written notice to the Djubo Shareholders in accordance with the terms of the Djubo Articles, which notice shall (i) notify the Djubo Shareholders of the proposed Acquisition, (ii) specify the price at which the Djubo Shareholders shall be entitled to exercise their right of first refusal in connection therewith under the terms of the Djubo Articles with respect to the relevant Djubo Shares, which price shall be calculated based on the Djubo Value, and (iii) seek a waiver of such right of first refusal.

(b) In the event that the Djubo Shareholders elect to exercise such right of first refusal, the parties agree that the Djubo ROFR Price shall be payable to, and shall be for the sole account of, Monsoon, and each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such actions reasonably necessary to achieve the foregoing.

(c) In the event that (i) a waiver has not been obtained from the Djubo Shareholders in respect of their right of first refusal and (ii) the Djubo Shareholders have not exercised their right of first refusal or purchased from Indigo Parent (or the applicable Affiliate thereof) its Djubo Shares pursuant thereto, in each case by the time of Closing as a result of any dispute or claim raised or asserted by the Djubo Shareholders, (A) Djubo will be excluded from the scope of the Acquisition at the Closing (but without any other changes being made to the terms of any Transaction Document, including any changes to any amounts to be paid by or to any Person or any consideration to be received by any Person) and (B) Indigo Parent will use reasonable best efforts to transfer its interest in Djubo to Monsoon within 5 years following the Closing Date (subject to any prior exercise by the Djubo Shareholders of their right of first refusal).

(d) In the event that (i) a waiver has been obtained from the Djubo Shareholders in respect of their right of first refusal with respect to the Djubo Shares by the time of Closing or (ii) no notice of exercise of such right of first refusal has been duly delivered under the terms of the Djubo Articles prior to expiration of the relevant period specified therein, Djubo will be included within the scope of the Acquisition at the Closing (but without any other changes being made to the terms of any Transaction Document, including any changes to any amounts to be paid by or to any Person or any consideration to be received by any Person).

SECTION 7.16. Termination of Confidentiality Agreement. Prior to Closing, the parties shall take all actions and enter into such instruments as may be reasonably required to terminate the Confidentiality Agreement, such termination to be effective as of the Closing.

SECTION 7.17. Letters of Support. Monsoon shall use reasonable best efforts to, effective as of the Closing or as promptly as practicable thereafter, enter into letters of support on the same or substantially similar terms as those provided by Naspers Limited with respect to the Indigo Bank Guarantee Facilities.

SECTION 7.18. Replacement Guarantee. Monsoon shall use reasonable best efforts to, effective as of the Closing or as promptly as practicable thereafter, enter into a customary guarantee (the “Replacement Guarantee”) to replace the guarantee given by Indigo Guarantor (the “Busportal Guarantee”) pursuant to the Busportal Shareholders Agreement and obtain from the Initial Shareholders (as defined in the Busportal Shareholders Agreement) a full release of liability on the part of Indigo Guarantor with respect to its obligations under the Busportal Guarantee. From and after the Closing, and until such time as Monsoon has entered into the Replacement Guarantee and obtained such release of liability in accordance with this Section 7.18, Monsoon shall indemnify and hold harmless Indigo Guarantor and its Affiliates for any liability arising under the Busportal Guarantee.

SECTION 7.19. Delivery of Post-Closing Financial Statements. Within 60 days following the Closing Date, Indigo Parent shall deliver to Monsoon such audited and reviewed consolidated financial statements of the Indigo Group Companies, as prepared in accordance with IFRS, as would be required to be included in a registration statement pursuant to Regulation S-X under the Securities Act (the “Post-Closing Financial Statements”).

SECTION 7.20. Delivery of Indemnity Agreements. As promptly as practicable after the Closing, Monsoon shall enter into an Indemnity Agreement with each Initial Indigo Director.

SECTION 7.21. Solvency. Monsoon shall use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to ensure that Indigo will be “solvent” under applicable Law and able to pay its debts as they become due for a period of at least 12 months following the Closing Date.

SECTION 7.22. Additional Class B Shares. If at any time Indigo Parent determines that the number of Class B Shares issued to it at the Closing is an amount that represented less than 40% of the issued and outstanding Capital Stock of Monsoon as of the Closing Date (as calculated on a fully diluted basis), Indigo Parent shall have the right to subscribe for and purchase at par value, and Monsoon shall allot, issue and deliver to Indigo Parent, additional Class B Shares in such amount as would have resulted in Indigo Parent holding 40% of the issued and outstanding Capital Stock of Monsoon as of the Closing Date (as calculated on a fully diluted basis); provided that at the Closing Indigo Parent shall have exercised its option to purchase such number of Optional Shares pursuant to Section 2.02 that would have resulted in Indigo Parent owning 40% of the issued and outstanding Capital Stock of Monsoon but for the existence of such error. The rights of Indigo Parent under this Section 7.22 are in addition to, and not in substitution of, all other rights and remedies which Indigo Parent may have under this Agreement or to which Indigo Parent may be entitled at law or in equity.

SECTION 7.23. Further Assurances. From time to time, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions (subject to Section 7.04), as such other party or its counsel may reasonably deem necessary or desirable to consummate the Transactions.

ARTICLE VIII

Governance Matters

SECTION 8.01. Governance Rights. The terms set forth in Section 6, Section 7 (other than Section 7.1.1 and Section 7.6) and Section 9.1 of the Terms of Issue (the “Incorporated Terms”) are hereby incorporated by reference into this Agreement and such terms shall apply as if fully set forth herein mutatis mutandis; provided that the Incorporated Terms shall only be effective to the extent that the corresponding terms set forth in the Terms of Issue are ineffective for any reason.

SECTION 8.02. Monsoon Board. Effective as of the Closing, (i) the size of the Monsoon Board shall be decreased to ten members, of whom (A) four (one of whom shall be a resident of Mauritius) shall be nominated by Indigo Parent, (B) one shall be nominated by Ctrip, (C) two shall be nominated by Monsoon and (D) three (one of whom shall be a resident of Mauritius) shall be individuals who each qualify as an “independent director” (as such term is defined in NASDAQ Stock Market Rule 5605) and otherwise satisfy the independence requirements set forth in Rule 10A-3 promulgated under the Exchange Act (the “Independent Directors”) and (ii) the Monsoon Board shall appoint the Initial Indigo Directors to the Monsoon Board. The initial Indigo Directors (the “Initial Indigo Directors”) shall be the individuals notified in writing by Indigo Parent to Monsoon prior to Closing, subject to such individuals satisfying the Board Qualifications.

SECTION 8.03. Monsoon Subsidiaries. Promptly following the Closing, Monsoon shall take, and shall cause each Monsoon Subsidiary to take, all actions reasonably necessary to amend the certificate or articles of incorporation and the bylaws or comparable organizational documents of each Monsoon Subsidiary so as to replicate the corporate governance provisions set forth in this Article VIII and in the Terms of Issue (including with respect to board representation, quorum requirements and Reserved Matters), and give effect to the corporate governance structure contemplated hereby and thereby, with respect to such Monsoon Subsidiary.

SECTION 8.04. No Transfer of Rights. Notwithstanding anything in this Agreement to the contrary, except as otherwise provided in the Terms of Issue, this Article VIII or Section 13.07, the rights and interests of Indigo Parent set forth in this Article VIII are personal to Indigo Parent and its Affiliates and shall not be Transferred, and any Transferee (excluding any Affiliate of Indigo Parent) of any Class B Shares which have been Transferred in accordance with the terms of this Agreement shall not be entitled in any respect to any of such rights and interests, and Monsoon shall not owe any of the obligations set forth in this Article VIII to such Transferee.

ARTICLE IX

Transfer Restrictions

SECTION 9.01. General. The right of Indigo Parent and its Affiliates to Transfer any Covered Shares is subject to the restrictions set forth in this Article IX, and no Transfer of Covered Shares by Indigo Parent or any of its Affiliates may be effected except in compliance with this Article IX. Any attempted Transfer in violation of this Article IX shall be of no effect and shall be null and void, regardless of whether the purported Transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Agreement, and shall not be recorded on the share transfer books of Monsoon.

SECTION 9.02. Transfer Restrictions. (a) During the period commencing from the Closing until the second anniversary of the Closing Date, Indigo Parent shall not, and shall not permit any of its Affiliates to,

Transfer any Covered Shares to any Person identified on Exhibit B (the “Competitor List” and each such Person identified therein, a “Competitor”) or, to the knowledge of Indigo Parent, any Subsidiary of any such Person.

(b) During the period commencing from the Closing until the first anniversary of the Closing Date, Indigo Parent shall not, and shall not permit any of its Affiliates to, Transfer any Covered Shares to any Person who, after giving effect to such Transfer, to the knowledge of Indigo Parent, would Beneficially Own in the aggregate 15% or more of the issued and outstanding Monsoon Voting Securities.

(c) The Transfer restrictions set forth in Section 9.02(a) and Section 9.02(b) shall not apply to Transfers:

(i) to any Permitted Holder;

(ii) pursuant to any Business Combination approved in advance by the Monsoon Board or any Third Party Tender Offer;

(iii) pursuant to any registered public offering in accordance with the Securities Act, but only so long as Indigo Parent uses reasonable best efforts to ensure that such registered public offering does not result in any Person becoming the Beneficial Owner in the aggregate 15% or more of the issued and outstanding Monsoon Voting Securities;

(iv) pursuant to any open market sales made in accordance with Rule 144 under the Securities Act, but only so long as Indigo Parent uses reasonable best efforts to ensure that such open market sales do not result in any Person becoming the Beneficial Owner in the aggregate 15% or more of the issued and outstanding Monsoon Voting Securities;

(v) to Monsoon or any of its Subsidiaries, including pursuant to any open market share repurchase program or an issuer self-tender offer or any other transaction pursuant to which any Capital Stock of Monsoon is acquired by Monsoon or any of its Subsidiaries or any plan or trust in respect of which voting is controlled by Monsoon or any of its Subsidiaries; or

(vi) made pursuant to transactions approved in advance by the Monsoon Board.

SECTION 9.03. Competitor List. The Competitor List identifies the Competitors as of the date hereof. Monsoon may amend the Competitor List from time to time after the date hereof to add or remove Competitors from the Competitor List; provided that each such amendment shall only be effective upon the mutual agreement of Monsoon and Indigo Parent; provided further that, unless otherwise agreed by Indigo Parent in writing, (i) any Person so added to the Competitor List as a Competitor must be a material direct competitor of Monsoon engaging in one or more of Monsoon’s principal lines of business in India, as reasonably determined by Monsoon and Indigo Parent, and (ii) Monsoon may not amend the Competitor List (A) prior to the six month anniversary of the Closing Date or (B) more than once per each twelve-month period thereafter. For the avoidance of doubt, Naspers Limited and its Subsidiaries shall never be included in the Competitor List.

SECTION 9.04. Notation of Restrictions. Monsoon shall make a notation on its records or give instructions to any transfer agents or registrars for the Capital Stock of Monsoon in order to implement the restrictions on Transfer set forth in this Article IX and shall ensure such notation is amended or removed to reflect the termination of such Transfer restrictions at the time of such termination, as set forth in Section 9.02(a) and Section  9.02(b).

SECTION 9.05. Acquisition of Monsoon Securities. Subject to Section 7.12, compliance with applicable Law, the NASDAQ Stock Market Rules (or the rules of any other applicable securities exchange or stock exchange) and the Monsoon Organizational Documents in effect as of the Closing Date, nothing in this Agreement shall in any way restrict, limit or prohibit Indigo Parent or its Affiliates from acquiring additional Monsoon Securities, at any time and from time to time, on the open market, in privately negotiated transactions, by tender offer or exchange offer, or otherwise.

ARTICLE X

Conditions Precedent

SECTION 10.01. Conditions to Each Party’s Obligation To Effect the Transactions. The obligations of Indigo Parent and Monsoon to consummate the Acquisition, and the obligations on Monsoon to consummate the Share Issuance, are subject to the satisfaction (or, to the extent permitted by Law, waiver) at or prior to the Closing of the following conditions:

(a) Monsoon Shareholder Approval. The Monsoon Shareholder Approval shall have been obtained;

(b) Competition Approvals. The approval from the Competition Commission of India in respect of the Transactions shall have been obtained in writing and shall be in effect and shall not be subject to any modifications (except such modifications that have been agreed to by each party in writing) and, if applicable, the waiting period during which the Competition Commission of India is required to provide its decision in respect of the Transactions, together with any extensions thereof, or mandated filings thereunder shall have expired, been terminated or been made, as applicable; and

(c) No Legal Restraints. No Law or Judgment shall have been promulgated, entered, enforced, enacted or issued or shall be deemed to be applicable to the Transactions by any Governmental Entity which prohibits, restrains or makes illegal the consummation of the Transactions and which continues in effect.

SECTION 10.02. Conditions to Obligations of Indigo Parent. The obligation of Indigo Parent to consummate the Acquisition is further subject to the satisfaction (or, to the extent permitted by Law, waiver) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Monsoon set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any qualifications or limitations as to “materiality”, “Monsoon Material Adverse Effect” and words of similar import set forth therein), as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Monsoon Material Adverse Effect; provided that the representations and warranties set forth in Section 5.01, Section 5.03, Section 5.04 and Section 5.24 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

(b) Compliance with Covenants. Monsoon shall have complied with or performed in all material respects all of the covenants, agreements and obligations required to be complied with or performed by it under this Agreement at or prior to the Closing Date;

(c) Officer’s Certificate. Indigo Parent shall have received a certificate signed on behalf of Monsoon by an executive officer of Monsoon certifying the satisfaction of the conditions set forth in Sections 10.02(a), 10.02(b) and 10.02(g);

(d) No Material Adverse Change. Since the date hereof there shall not have been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Monsoon Material Adverse Effect;

(e) South African Reserve Bank Approval. Indigo Parent shall have obtained all necessary Governmental Approvals required to be obtained from the South African Reserve Bank in connection with the Transactions;

(f) CIC Severance Agreements. Each CIC Severance Agreement shall be in full force and effect and shall not have been amended, modified or supplemented without the consent of Indigo Parent or breached or revoked by any party thereto;

(g) No Indebtedness. As of the Closing, neither Monsoon nor any Monsoon Subsidiary shall have any outstanding indebtedness for borrowed money other than (i) Monsoon Permitted Indebtedness and (ii) any other indebtedness for borrowed money not exceeding $10,000,000 in the aggregate;

(h) Class B Shares. The number of Class B Shares to be issued to Indigo Parent at the Closing plus the Optional Shares will be an amount equal to 40% of the sum of (i) such Class B Shares, (ii) all Monsoon Ordinary Shares issued and outstanding as of the Closing Date (including all Monsoon Ordinary Shares issued upon conversion of the Convertible Notes) and (iii) all Monsoon Ordinary Shares issuable under the Monsoon Stock Plans in effect as of the Closing Date (including pursuant to any and all Monsoon Restricted Stock Units, Monsoon Options or other equity-based awards thereunder, whether or not vested, issued or allocated);

(i) Legal Opinion. Indigo Parent shall have received a written legal opinion from Appleby, Mauritius law counsel to Monsoon, substantially the same in form and substance as the opinion delivered to Indigo Parent on the date hereof; and

(j) Closing Deliverables. Monsoon shall have delivered to Indigo Parent all of the documents set forth in Section 2.04(b) hereof.

SECTION 10.03. Conditions to Obligations of Monsoon. The obligation of Monsoon to consummate the Acquisition and the Share Issuance are further subject to the satisfaction (or, to the extent permitted by Law, waiver) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Indigo Parent set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any qualifications or limitations as to “materiality”, “Indigo Material Adverse Effect” and words of similar import set forth therein), as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have an Indigo Material Adverse Effect; provided that the representations and warranties set forth in Section 4.01, Section 4.03 (other than Section 4.03(c)), Section 4.04 and Section 4.25 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

(b) Compliance with Covenants. Indigo Parent shall have complied with or performed in all material respects all of the covenants, agreements and obligations required to be complied with or performed by it under this Agreement at or prior to the Closing Date;

(c) Officer’s Certificate. Monsoon shall have received a certificate signed on behalf of Indigo Parent by an executive officer thereof certifying the satisfaction of the conditions set forth in Sections 10.03(a), 10.02(b) and 10.02(e);

(d) No Material Adverse Change. Since the date hereof there shall not have been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have an Indigo Material Adverse Effect;

(e) No Indebtedness. As of the Closing, no Indigo Group Company shall have any outstanding indebtedness for borrowed money other than (i) Indigo Permitted Indebtedness and (ii) any other indebtedness for borrowed money not exceeding $10,000,000 in the aggregate;

(f) Closing Deliverables. Indigo Parent shall have delivered to Monsoon all of the documents set forth in Section 2.04(a) hereof.

ARTICLE XI

Termination, Amendment and Waiver

SECTION 11.01. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of each party hereto;

(b) by either Indigo Parent or Monsoon:

(i) if the Closing shall not have occurred by January 16, 2017 whether such date is before or after the date of the Monsoon Shareholder Approval; provided that (A) in the event that, as of such date, all conditions to the Closing set forth in Article X have been satisfied or waived (other than such conditions that by their terms are satisfied at the Closing) other than the conditions set forth in Section 10.01(b) or Section 10.01(c), such date may be extended from time to time by either Indigo Parent or Monsoon for up to an aggregate of 60 days (such date, including any such permitted extensions thereof, the “Outside Date”), and provided, further, that the right to terminate the Agreement pursuant to this Section 11.01(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement in any material respect is the primary cause of, or resulted in, the failure of the Closing to be consummated by such time and (B) Indigo Parent shall have the right (exercisable in its sole discretion) to extend such date from time to time for up to an aggregate of 30 days in the event that the Monsoon Shareholders’ Meeting is postponed or adjourned pursuant to Section 7.02; or

(ii) if the Monsoon Shareholder Approval shall not have been obtained upon a vote taken thereon at the Monsoon Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

(c) by Indigo Parent, if Monsoon shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 10.02(a) or Section 10.02(b) and (B) is incapable of being cured by Monsoon prior to the Outside Date or otherwise is not cured by the earliest to occur of (x) 20 Business Days following written notice to Monsoon by Indigo Parent of such breach and (y) the Outside Date; or

(d) by Monsoon, if Indigo Parent or Indigo shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 10.03(a) or Section 10.03(b) and (B) is incapable of being cured by Indigo Parent prior to the Outside Date or otherwise is not cured by the earliest to occur of (x) 20 Business Days following written notice to Indigo Parent by Monsoon of such breach and (y) the Outside Date.

SECTION 11.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Indigo Parent, Indigo and Monsoon, other than Sections 4.25, 5.24, 7.08, this Section 11.02 and Article XIV, which provisions shall survive such termination. Notwithstanding the foregoing, a termination of this Agreement shall not relieve any party hereto from any liability or damages resulting from the willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement or any other Transaction Document.

SECTION 11.03. Amendment. This Agreement may be amended by the parties hereto at any time. Any amendment to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of each of the parties hereto.

SECTION 11.04. Extension; Waiver. At any time prior to the Closing, the parties hereto may, to the extent permitted under applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 11.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 11.01, an amendment of this Agreement pursuant to Section 11.03 or an extension or waiver pursuant to Section 11.04 shall, in order to be effective, require in the case of any of the parties hereto, action by its board of directors or the duly authorized designee of its board of directors. After the Monsoon Shareholder Approval has been obtained, any amendment of this Agreement pursuant to Section 11.03 that by applicable Law requires further approval by the shareholders of Monsoon shall be effective only with the approval of such shareholders.

ARTICLE XII

Indemnification

SECTION 12.01. Indemnification by Indigo Parent. (a) From and after the Closing, Indigo Parent shall indemnify, defend and hold harmless Monsoon and its Affiliates and each of its and their respective Representatives, including the past, present and future directors, officers, employees and agents of Monsoon and its Affiliates in their respective capacities as such (collectively, the “Monsoon Indemnitees”) from and against any and all claims, losses, damages (including, in the case of Third Party Claims, any exemplary or punitive damages whether based on contract, tort, strict liability, other Law or otherwise to the extent actually payable), costs or expenses, including reasonable legal fees and expenses (collectively, “Losses”), to the extent arising or resulting from any of the following:

(i) any inaccuracy or breach of any representation or warranty of Indigo Parent set forth in this Agreement or in any certificate delivered by Indigo Parent at the Closing;

(ii) any breach or failure by Indigo Parent or Indigo to perform or comply with any of its covenants, agreements or obligations set forth in this Agreement or any other Transaction Document;

(iii) any fees, expenses or other payments incurred or owed by Indigo Parent or Indigo to any agent, broker, financial advisor, investment banker or other firm or Person retained or employed by it in connection with the Transactions; or

(iv) (A) any Taxes of the Indigo Group Companies (or any affiliated group of which any Indigo Group Company has ever been a member) for any Pre-Closing Tax Period, (B) any obligation to indemnify or hold harmless any Person (other than any Indigo Group Company) for Taxes pursuant to any Contract to which any Indigo Group Company was a party on or prior to the Closing Date, (C) any breach of any Tax-related covenant of Indigo Parent or the Indigo Group Companies contained in this Agreement, (D) any Taxes of the Indigo Group Companies imposed as a direct result of the Restructuring, (E) any Indian Capital Gains Tax arising out of the transfer of the Indigo Shares hereunder that is imposed on the Indigo Group Companies and (F) any Taxes that Monsoon or any of the Indigo Group Companies were required to withhold or notified by any Taxing Authority to withhold but did not withhold pursuant to this Agreement;

provided that Indigo Parent shall not be liable to indemnify any Monsoon Indemnitee under this Section 12.01(a) for any Taxes to the extent that amounts in respect of such Taxes have been reflected as a liability in the Indigo Closing Date Working Capital.

Notwithstanding anything in this Agreement to the contrary, for purposes of Section 12.01(a)(i) above, the determination of the amount of Losses arising out of or resulting from any breach of any representation or warranty shall be made without regard to any qualification or exception contained in such representation or warranty relating to materiality or Indigo Material Adverse Effect.

(b) Indigo Parent shall not have any liability under clause (i) of Section 12.01(a):

(i) unless the aggregate amount of all Losses for which Indigo Parent would, but for this clause (i), be liable exceeds on a cumulative basis an amount equal to $12,000,000 (the “Indigo Parent Basket”), and then Indigo Parent’s liability in respect thereof shall be for all such Losses, without regard to the Indigo Parent Basket; provided that this clause (i) shall not apply to any claim for indemnification arising out of any breach or inaccuracy of any representation or warranty set forth in Section 4.01, Section 4.03, Section 4.04, Section 4.05 or Section 4.06;

(ii) for any individual items where the Loss relating thereto is less than $150,000; provided that Indigo Parent shall be required to indemnify each Monsoon Indemnitee and shall have liability for any group of Losses, each of which individually is less than $150,000, but all of which relate to the same act, circumstance, development, event, fact, occurrence or omission, or a related group of acts, circumstances, developments, events, facts, occurrences or omissions, and which in the aggregate exceed $150,000; and provided further that this clause (ii) shall not apply to any claim for indemnification arising out of any breach or inaccuracy of any representation or warranty set forth in Section 4.01, Section 4.03, Section 4.04, Section 4.05 or Section 4.06; or

(iii) in excess of $120,000,000; provided that this clause (iii) shall not apply to any claim for indemnification arising out of any breach or inaccuracy of any representation or warranty set forth in Section 4.01, Section 4.03, Section 4.04, Section 4.05 or Section 4.06; and

provided further in each case, that such limitations on liability shall not apply with respect to claims of, or causes of action arising from, willful misconduct or fraud.

(c) Notwithstanding anything to the contrary in this Agreement, Indigo Parent shall not have any liability under (i) Section 12.01(a)(i) in respect of any claim for indemnification relating to Taxes, regardless of whether such claim arises, or could arise, out of a breach or inaccuracy of any representation or warranty set forth in Section 4.10 or any other representation or warranty set forth in Article IV, or (ii) Section 12.01(a)(iv)(A), (B) or (C), unless and until the aggregate amount of all Losses for which Indigo Parent would, but for this Section 12.01(c), be liable in respect of claims described in clauses (i) and (ii) of this Section 12.01(c) exceeds on a cumulative basis an amount equal to the product of (x) $180,000,000 (such amount, being the difference between Monsoon’s tax loss carry forwards and Indigo’s tax loss carry forwards as of March 31, 2016, the “Differential Indigo Tax Loss Carry-Forward”) and (y) 35% (or such lower effective Tax rate as shall be applicable at the time the relevant indemnity claim is made hereunder), and then Indigo Parent’s liability in respect thereof shall be limited to Losses in excess of such amount only (such amount, the “Tax Deductible”). If, as a result of a final determination under applicable Law that is not subject to further appeal or review, the Differential Indigo Tax Loss Carry-Forward or any portion thereof is disallowed or otherwise limited and, therefore, not available to be set off against the Tax liability giving rise to a claim described in clauses (i) and (ii) of this Section 12.01(c) (such amount, the “Disallowed Indigo Tax Loss Carry-Forward”), the Tax Deductible shall be reduced (but not below zero) by an amount equal to the product of (A) the Disallowed Indigo Tax Loss Carry-Forward and (B) 35% (or such lower effective Tax rate as shall be applicable at the time the relevant indemnity claim is made hereunder). Notwithstanding anything to the contrary in this Agreement, Indigo Parent shall have no liability for Taxes of the Indigo Group Companies attributable to a taxable period (or the portion of any Straddle Period) beginning after the Closing Date.

SECTION 12.02. Indemnification by Monsoon. (a) From and after the Closing, Monsoon shall indemnify, defend and hold harmless Indigo Parent and its Affiliates and each of its and their respective Representatives, including the past, present and future directors, officers, employees and agents of Indigo Parent and its Affiliates in their respective capacities as such (collectively, the “Indigo Parent Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(i) any inaccuracy or breach of any representation or warranty of Monsoon set forth in this Agreement or in any certificate delivered by Monsoon at the Closing;

(ii) any breach or failure by Monsoon to perform or comply with any of its covenants, agreements or obligations set forth in this Agreement or any other Transaction Document;

(iii) any fees, expenses or other payments incurred or owed by Monsoon to any agent, broker, financial advisor, investment banker or other firm or Person retained or employed by it in connection with the Transactions; or

(iv) (A) any Taxes of Monsoon and the Monsoon Subsidiaries (or any affiliated group of which Monsoon or any Monsoon Subsidiary has ever been a member) for any Pre-Closing Tax Period, (B) any obligation to indemnify or hold harmless any Person (other than any Monsoon Subsidiary) for Taxes pursuant to any Contract to which Monsoon or any Monsoon Subsidiary was a party on or prior to the Closing Date and (C) any breach of any Tax-related covenant of Monsoon or the Monsoon Subsidiaries contained in this Agreement;

provided that Monsoon shall not be liable to indemnify any Indigo Parent Indemnitee under this Section 12.02(a) for any Taxes to the extent that amounts in respect of such Taxes have been reflected as a liability in the Monsoon Closing Date Working Capital.

Notwithstanding anything in this Agreement to the contrary, for purposes of Section 12.02(a)(i) above, the determination of the amount of Losses arising out of or resulting from any breach of any representation or warranty shall be made without regard to any qualification or exception contained in such representation or warranty relating to materiality or Monsoon Material Adverse Effect.

(b) Monsoon shall not have any liability under clause (i) of Section 12.02(a):

(i) unless the aggregate amount of all Losses for which Monsoon would, but for this clause (i), be liable exceeds on a cumulative basis an amount equal to $12,000,000 (the “Monsoon Basket”), and then Monsoon’s liability in respect thereof shall be for all such Losses, without regard to the Monsoon Basket; provided that this clause (i) shall not apply to any claim for indemnification arising out of any breach or inaccuracy of any representation or warranty set forth in Section 5.01, Section 5.03, Section 5.04 or Section 5.05;

(ii) for any individual items where the Loss relating thereto is less than $150,000; provided that Monsoon shall be required to indemnify each Indigo Parent Indemnitee and shall have liability for any group of Losses, each of which individually is less than $150,000, but all of which relate to the same act, circumstance, development, event, fact, occurrence or omission, or a related group of acts, circumstances, developments, events, facts, occurrences or omissions, and which in the aggregate exceed $150,000; and provided further that this clause (ii) shall not apply to any claim for indemnification arising out of any breach or inaccuracy of any representation or warranty set forth in Section 5.01, Section 5.03, Section 5.04 or Section 5.05; or

(iii) in excess of $120,000,000; provided that this clause (iii) shall not apply to any claim for indemnification arising out of any breach or inaccuracy of any representation or warranty set forth in Section 5.01, Section 5.03, Section 5.04 or Section 5.05; and

provided further in each case, that such limitations on liability shall not apply with respect to claims of, or causes of action arising from, willful misconduct or fraud.

SECTION 12.03. Straddle Periods. In the case of a Straddle Period, (a) Taxes imposed on a periodic basis (such as real, personal and intangible property taxes) for any Pre-Closing Tax Period shall be equal to the amount of such taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (b) Taxes (other than taxes described in clause (a)) for any Pre-Closing Tax Period shall be computed (1) as if such taxable period ended as of the close of business on the Closing Date and (2) in the case of any such Taxes attributable to the ownership of any interest in a partnership, other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable applicable Law), as if the taxable period of that entity ended as of the close of business on the Closing Date.

SECTION 12.04. Indemnification Procedures. (a) Procedures Relating to Indemnification of Third Party Claims. If any party (the “Indemnified Party”) receives written notice of the commencement of any Action or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Section 12.01 or 12.02 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article XII, the Indemnified Party shall promptly provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from liability on account of this indemnification, except if and to the extent that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall have the right, by giving written notice to the Indemnified Party, to assume the defense of the Indemnified Party against the Third Party Claim with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith, (i) the Indemnifying Party shall actively pursue such defense in good faith, (ii) the Indemnified Party may retain separate co-counsel at its sole cost and expense (except as contemplated by the following sentence) and participate in the defense of the Third Party Claim, (iii) the Indemnified Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party and (iv) the Indemnifying Party shall not (A) admit to any wrongdoing or (B) consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim to the extent such judgment or settlement provides for (x) relief other than money damages or (y) money damages if the Indemnifying Party has not acknowledged in writing that it shall be responsible for such money damages, in the case each of clauses (A) and (B), without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). In the event that the Indemnified Party and the Indemnifying Party reasonably agree that a conflict of interest exists in respect of a Third Party Claim, then the Indemnified Party shall have the right to retain separate counsel selected by the Indemnified Party and reasonably satisfactory to the Indemnifying Party to represent the Indemnified Party in the defense of the Third Party Claim, and the reasonable legal fees and expenses of the Indemnified Party shall be paid by the Indemnifying Party. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim if the Third Party Claim seeks an order, injunction or other equitable relief or relief other than monetary damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for monetary damages. Each party shall use reasonable best efforts to minimize Losses from Third Party Claims and shall act in good faith in responding to, defending against, settling or otherwise dealing with such claims. The parties shall also cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnifying Party has assumed the defense, such Indemnifying Party shall not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any judgment that was consented to by the Indemnified Party without the Indemnifying Party’s prior written consent.

(b) Procedures for Direct Claims. If any Indemnified Party has a claim against the Indemnifying Party under this Article XII that does not involve a Third Party Claim being asserted against such Indemnified Party (a “Direct Claim”), such Indemnified Party shall promptly deliver to the Indemnifying Party a written notice (a “Direct Claim Notice”) setting forth a description in reasonable detail of the nature of the Direct Claim, the basis for the Indemnified Party’s request for indemnification under this Article XII and a reasonable estimate (if calculable) of any Losses suffered with respect to such Direct Claim. The failure to so deliver a Direct Claim Notice to the Indemnifying Party shall not relieve the Indemnifying Party from its indemnification obligations hereunder, except only to the extent that the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall have 30 days from receipt of any such notice to give notice of dispute of the claim to the Indemnified Party. The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters. If the Indemnifying Party disputes a Direct Claim, the Indemnified Party and Indemnifying Party shall attempt to resolve in good faith such dispute within 45 days of the Indemnifying Party delivering written notice to the Indemnified Party of such dispute. If such dispute is not so resolved within such 45 day period, then either party may initiate an Action with respect to the subject matter of such dispute.

SECTION 12.05. Indemnification as Sole and Exclusive Remedy. Except in the case of fraud, from and after the Closing, recovery pursuant to this Article XII shall constitute the sole and exclusive remedy for any and all Losses relating to or arising from this Agreement and the Transactions, and each party hereby waives and releases, to the fullest extent permitted by Law, any and all other rights, remedies, claims and causes of action (including rights of contribution, if any), whether in contract, tort or otherwise, known or unknown, foreseen or unforeseen, which exist or may arise in the future, arising under or based upon any Law, that any party may have against any other party in respect of any breach of this Agreement; provided that the foregoing shall not be deemed to deny (i) any party equitable remedies (including injunctive relief or specific performance) when any such remedy is otherwise available under this Agreement or applicable Law or (ii) any party or its Affiliates any remedies under any Transaction Document.

SECTION 12.06. Calculation of Indemnity Payments. (a) The amount of any Loss for which indemnification is provided under this Article XII shall be net of any amounts recovered by the Indemnified Party under insurance policies with respect to such Loss and shall also take into account any increase in applicable insurance premiums with respect to such insurance proceeds. The Indemnified Party shall not be entitled to be indemnified more than once for the same Loss.

(b) The amount of any Loss for which indemnification is provided under this Article XII shall be (i) increased to take account of any net Tax cost incurred by the Indemnified Party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax benefit realized by the Indemnified Party arising from the incurrence or payment of any such Loss (including, for the avoidance of doubt, any such Tax benefit arising in connection with the Restructuring). In calculating the amount of any such Tax cost or Tax benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Loss.

(c) An Indemnifying Party is authorized, in connection with payment of any Loss for which indemnification may be sought by an Indemnified Party under this Article XII, to set off and apply any and all payments due to such Indemnifying Party under Article III or this Article XII against any of and all of the obligations of the Indemnifying Party to such Indemnified Party under this Article XII. The rights of the Indemnifying Party under this Section 12.06(c) are in addition to (without duplication of) other rights and remedies (including other rights of set-off) which such Indemnifying Party may have.

(d) Following any Transfer made by Indigo Parent or any Affiliate thereof with respect to any Monsoon Voting Securities, Indigo Parent shall not be prevented or limited in any respect from enforcing the indemnification obligations of Monsoon under this Article XII for the benefit of the relevant Transferee.

SECTION 12.07. Additional Matters. (a) In no event shall an Indemnifying Party be liable for special, punitive, exemplary, incidental, consequential or indirect damages, or lost profits, whether based on contract, tort, strict liability, other Law or otherwise, except to the extent that such damages are actually payable by the Indemnified Party in connection with a Third Party Claim.

(b) The rights of each Monsoon Indemnitee under Section 12.01(a)(i), and the rights of each Indigo Parent Indemnitee under Section 12.02(a)(i), in each case after the Closing shall not be affected by any knowledge at or prior to the execution of this Agreement or at or prior to the Closing of any breach of representation or warranty, whether such knowledge came from Indigo Parent, Monsoon or any other Person, or any waiver of Section 10.02(a) or Section 10.03(a).

ARTICLE XIII

Guarantee

SECTION 13.01. Guarantee. (a) Subject to Section 13.01(b), Indigo Guarantor hereby absolutely, unconditionally and irrevocably guarantees, as a primary obligor and not merely as a surety, (i) the due and punctual payment of all monetary obligations and liabilities of Indigo Parent under this Agreement and (ii) the due and punctual performance and observance of, and compliance with, all other covenants, agreements, obligations, liabilities, indemnities and warranties of Indigo Parent under or pursuant to this Agreement (the obligations and liabilities referred to in clauses (i) and (ii) collectively being referred to herein as the “Guaranteed Obligations”).

(b) The guarantee of Indigo Guarantor set forth in Section 13.01(a) with respect to the Guaranteed Obligations shall automatically terminate and cease to be of any effect upon the completion of the Restructuring and thereafter Indigo Guarantor shall not have any obligation or liability whatsoever in respect of the Guaranteed Obligations; provided that the cash that Indigo Parent expects to need to make the Initial Closing Date Payment is contributed to Indigo Parent either in the form of equity, or debt that is subordinated to any claims Monsoon may make under the Agreement prior to Closing (it being agreed that such subordination may terminate at Closing).

(c) In the event that Indigo Parent or any Affiliate thereof Transfers any Class B Shares on or prior to the sixth anniversary of the Closing Date, such that the Permitted Holder Ownership Percentage immediately following such Transfer would be less than 15%, Indigo Parent shall deliver to Monsoon, prior to such Transfer, a written guarantee of Indigo Guarantor (or another controlling Affiliate of Indigo Parent reasonably acceptable to Monsoon) with respect to the Guaranteed Obligations, which guarantee shall substantially be in the form set forth in Section 13.01(a).

ARTICLE XIV

General Provisions

SECTION 14.01. Survival. (a) The representations and warranties contained in this Agreement and in any certificate delivered in connection herewith shall survive the Closing as follows: (i) the representations and warranties in Sections 4.10, 4.11, 4.14, 4.15, 5.09, 5.10, 5.13 and 5.14 shall survive until 60 days have elapsed after the expiry of the applicable statute of limitations (including any applicable extensions); (ii) the representations and warranties in Sections 4.07, 4.08, 4.09, 4.12, 4.13, 4.16, 4.17, 4.18, 4.19, 4.20, 4.21, 4.22, 4.23, 5.06, 5.07, 5.08, 5.11, 5.12, 5.15, 5.16, 5.17, 5.18, 5.19, 5.20, 5.21, 5.22 and 5.23 shall survive for 24 months following the Closing; and (iii) the representations and warranties in Sections 4.01, 4.02, 4.03, 4.04, 4.05, 4.06, 4.24, 4.25, 5.01, 5.02, 5.03, 5.04, 5.05 and 5.24 and all the other provisions of this Agreement shall survive indefinitely, except where the terms of such other provisions state otherwise; provided that the obligations to indemnify and hold harmless any indemnitee hereunder shall not terminate with respect to any and all claims that such indemnitee has, before the expiration of any such period specified above, previously asserted against the indemnifying party by delivering a notice to the indemnifying party in accordance with this Agreement, which obligations shall survive until all such claims are finally resolved.

(b) Notwithstanding anything to the contrary in this Agreement, the obligations to indemnify and hold harmless any indemnitee pursuant to Section 12.01(a)(iv) and Section 12.02(a)(iv) shall terminate after sixty (60) days have elapsed after the expiration of the relevant statute of limitations with respect to Tax liabilities, taking into account extensions thereof; provided that the obligations to indemnify and hold harmless any indemnitee hereunder shall not terminate with respect to any and all claims that such indemnitee has, before the expiration of such period, previously asserted against the indemnifying party by delivering a notice to the indemnifying party in accordance with this Agreement, which obligations shall survive until all such claims are finally resolved.

SECTION 14.02. Notices. All notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing and shall be addressed to a party at the following address for such party:

(i) if to Indigo Parent, to:

MIH Internet SEA Private Limited

#13-10 Parkview Square

600 North Bridge Road

Singapore 188778

Attention: Wayne Benn

Facsimile: +852 2847 3381

Email: wbenn@naspers.com (with a copy to orippel@naspers.com)

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP

CityPoint

One Ropemaker Street

London EC2Y 9HR

Attention: David Mercado

Facsimile: +44 207 860 1150

Email: dmercado@cravath.com

(ii) if to Monsoon, to:

MakeMyTrip Limited

Tower A, S P Infocity, Plot No. 243

Udyog Vihar Phase 1

Gurgaon- 122 016

Haryana, India

Attention: Deep Kalra, Group CEO

Facsimile: +91 124 439 5100

Email: dk@makemytrip.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

9 Raffles Place #42-02

Republic Plaza

Singapore 048619

Attention: Michael Sturrock

Facsimile: +65 6536 1171

Email: michael.sturrock@lw.com

or to such other address(es) as shall be furnished in writing by any such party to the other parties hereto in accordance with the provisions of this Section 14.02.

SECTION 14.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that the Transactions are fulfilled to the extent possible.

SECTION 14.04. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

SECTION 14.05. Entire Agreement; No Third Party Beneficiaries; No Other Representations or Warranties. (a) The Transaction Documents, taken together with the Indigo Parent Disclosure Letter and the Monsoon Disclosure Letter, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the Transactions and are not intended to confer upon any Person other than the parties hereto any rights or remedies.

(b) In the event of any conflict between the provisions of this Agreement (including the Indigo Parent Disclosure Letter, the Monsoon Disclosure Letter and the Annexes, Schedules and Exhibits hereto), on the one hand, and the provisions of the other Transaction Documents (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control.

(c) Monsoon acknowledges and agrees that, except for the representations and warranties contained in Article IV, neither Indigo Parent nor any Indigo Group Company nor any other Person makes any representation or warranty, express or implied, with respect to Indigo Parent, the Indigo Group Companies, the Indigo Business or with respect to any information furnished, disclosed or otherwise made available to Monsoon, its Affiliates or any of its or their respective Representatives in the course of their due diligence investigation of the Indigo Business and the negotiation of this Agreement or otherwise in connection with the Transactions. Except pursuant to the terms and conditions of this Agreement and the other Transaction Documents, neither Indigo Parent nor any other Person shall be subject to any Liability or responsibility whatsoever to Monsoon or any of its Affiliates or any of its or their respective stockholders, controlling persons or Representatives on any basis (including in contract or tort, under securities Laws or otherwise) resulting from or based upon Indigo Parent’s furnishing, disclosing or otherwise making available any information, documents or material in any form to Monsoon, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives, including in any data room or management presentations (formal or informal) and including any financial statements and any projections, forecasts, budgets, estimates or other forward-looking information, or the use of any such information. Monsoon acknowledges and agrees that it has not, and will not, place any reliance on any statement, representation, warranty or undertaking (written or oral or in any other form) made by Indigo Parent, any Affiliate thereof or any of its or their respective Representatives in connection with the Transactions or any other matter contemplated hereby, except as expressly set forth in this Agreement.

(d) Each of Indigo Parent and Indigo acknowledges and agrees that, except for the representations and warranties contained in Article V, neither Monsoon nor any Monsoon Subsidiary nor any other Person makes any representation or warranty, express or implied, with respect to Monsoon, the Monsoon Subsidiaries, the Monsoon Business or with respect to any information furnished, disclosed or otherwise made available to Indigo Parent, its Affiliates or any of its or their respective Representatives in the course of their due diligence investigation of the Monsoon Business and the negotiation of this Agreement or otherwise in connection with the Transactions. Except pursuant to the terms and conditions of this Agreement and the other Transaction Documents, neither Monsoon nor any other Person shall be subject to any Liability or responsibility whatsoever to Indigo Parent or any of its Affiliates or any of its or their respective stockholders, controlling persons or Representatives on any basis (including in contract or tort, under securities Laws or otherwise) resulting from or based upon Monsoon’s furnishing, disclosing or otherwise making available any information, documents or material in any form to Indigo Parent, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives, including in any data room or management presentations (formal or informal) and including any financial statements and any projections, forecasts, budgets, estimates or other forward-looking information, or the use of any such information. Each of Indigo Parent and Indigo acknowledges and agrees that it has not, and will not, place any reliance on any statement, representation, warranty or undertaking (written or oral or in any other form) made by Monsoon, any Affiliate thereof or any of its or their respective Representatives in connection with the Transactions or any other matter contemplated hereby, except as expressly set forth in this Agreement.

SECTION 14.06. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York.

SECTION 14.07. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties; provided that Indigo Parent may assign any of its rights, interests and obligations under this Agreement (in whole or in part) to any one or more of its Affiliates, but no such assignment shall release Indigo Parent from any liability or obligation under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

SECTION 14.08. Methodology for Calculations. For purposes of calculating the Permitted Holder Ownership Percentage as of any date or time, any shares of Capital Stock of Monsoon (including Monsoon Ordinary Shares, Class B Shares and any other Monsoon Voting Securities) (i) held in Monsoon’s treasury or belonging to any Monsoon Subsidiaries or (ii) issued pursuant to a plan, trust or similar arrangement in respect of which voting is controlled by Monsoon or any Monsoon Subsidiary, shall be disregarded.

SECTION 14.09. Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the terms or provisions of this Agreement or any other Transaction Document were not performed by any party (the “defaulting party”) in accordance with their specific terms or were otherwise breached by such defaulting party. It is accordingly agreed that, without posting a bond or other undertaking, notwithstanding anything to the contrary contained in this Agreement, either party shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement or any other Transaction Document by the defaulting party and to enforce specifically the terms and provisions hereof and each such other Transaction Document against the defaulting party, such remedy being in addition to any other remedy to which the party seeking specific relief may be entitled at law or in equity. The provisions of this Section 14.09 shall apply in respect of any arbitration proceeding brought pursuant to this Agreement, as well as any litigation permissibly brought pursuant to the terms hereof to enforce this Agreement. In the event that any Action is brought by a party in equity to enforce the provisions of this Agreement, the defaulting party shall not allege, and the defaulting party hereby waives the defense or counterclaim, that there is an adequate remedy at law.

SECTION 14.10. Arbitration. (a) Except as otherwise expressly provided herein, all disputes arising out of or concerning the existence, validity, interpretation or performance of this Agreement or any Transaction shall be resolved by arbitration in accordance with the rules of arbitration then in effect and administered by the International Centre for Dispute Resolution (the “ICDR”, and such rules, the “Rules”); provided that in the event the Rules conflict or are inconsistent with the procedures set forth in this Section 14.10, the procedures set forth in this Section 14.10 shall govern and control. The decision of the arbitration panel to be appointed hereunder (the “Arbitration Panel”) shall be final and binding on the parties and the parties hereby irrevocably waive any right of appeal or judicial review with respect to any aspect of the arbitration award. The arbitration award may be enforced in any court of competent jurisdiction.

(b) The Arbitration Panel shall consist of three arbitrators. Each party shall appoint a single arbitrator and the third arbitrator, who shall preside over the Arbitration Panel, shall be chosen by the two party-appointed arbitrators. If the responding party fails to appoint an arbitrator or if the two party-appointed arbitrators fail to appoint the third arbitrator within the prescribed time periods set forth in Section 14.10(c), then the appointments shall be made by the ICDR pursuant to the Rules.

(c) Arbitration may be commenced by any party by giving written notice setting out the nature of the claim to the other party and to the ICDR pursuant to the Rules. Within 15 days of such notice, the party demanding arbitration shall appoint its arbitrator. Within 15 days of that appointment, the other party shall appoint its arbitrator. Within 30 days after the appointment of both party-appointed arbitrators, those two arbitrators shall appoint the third arbitrator.

(d) The arbitration and any evidentiary proceedings shall be conducted in English. The situs of the arbitration shall be New York City; provided that the Arbitration Panel may conduct proceedings in other locations if the parties so agree or if necessary for the taking of evidence.

(e) Each arbitrator shall be impartial and shall be experienced with respect to commercial matters.

(f) Any litigation commenced by any party in aid of the arbitration, or for injunctive relief to preserve assets, maintain the status quo or prevent any act pending the result of the arbitration shall be commenced only in any state court of the State of New York located in New York County or the United States District Court for the Southern District of New York, and any appellate court thereof, unless otherwise mutually agreed by the parties. With respect to any such litigation, each party hereby irrevocably consents to the exclusive jurisdiction of such courts and waives any objection to personal jurisdiction of and venue in such courts with respect to such proceedings and waives any claim that such forum is inconvenient. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE IN CONNECTION WITH ANY SUCH LITIGATION IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH LITIGATION. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.10(F).

(g) The fact of arbitration, the claims and arguments made in the arbitration and any arbitration award shall be confidential and not be disclosed to any other person, except as required by Law or legal duty or in order to confirm, challenge or enforce the arbitration award. Materials and documents of any party utilized or produced in connection with the arbitration that are not otherwise public shall be treated as confidential by the other party and shall not be disclosed or utilized by the other party other than in the arbitration.

(h) The Arbitration Panel is authorized to award monetary damages and to grant injunctive relief, including interim relief pending the final award. Any interim or provisional measures in the form of conservatory or injunctive relief ordered by the Arbitration Panel shall, to the extent permitted by applicable Law, be deemed final arbitration awards for purposes of enforceability. Any monetary award may include interest and shall be stated and payable in U.S. dollars. The Arbitration Panel is authorized to allocate as part of its award the costs and expenses of the arbitration, excluding attorney’s fees, as the Arbitration Panel deems reasonable. The Arbitration Panel is not authorized to award punitive or exemplary damages.

(i) The parties shall bear their own costs incurred in connection with the arbitration and share equally the costs of administration of the arbitration and the fees and expenses of the Arbitration Panel.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has duly executed this Agreement, all as of the date first written above.

MIH INTERNET SEA PRIVATE LIMITED,

By	/s/ Oliver Rippel
Name:	Oliver Rippel
Title:	Authorized Signatory

MIH B2C HOLDINGS B.V.,

By	/s/ Oliver Rippel
Name:	Oliver Rippel
Title:	Director

MAKEMYTRIP LIMITED,

By	/s/ Mohit Kabra
Name:	Mohit Kabra
Title:	Group CFO

[Signature Page to Transaction Agreement]

EXHIBIT A

FORM OF TERMS OF ISSUE

EXHIBIT B

COMPETITOR LIST

SCHEDULE 3.02

Agreed Accounting Principles

Each of the items described in this Schedule 3.02 (including in the definitions below) with respect to the relevant Person shall be prepared in accordance with IFRS as historically applied by such Person on a consistent basis and otherwise in a manner consistent with the accounting practices and methodologies used by such Person in the preparation of its historical financial statements. However, prior to Closing, the parties will work together in good faith to agree a common approach with respect to provision for loyalty, e-coupons and other discounts, which approach shall be (i) consistent with the approach taken by Monsoon in the preparation of its historical financial statements, (ii) prepared in consultation with Monsoon’s independent auditors and certified in writing by an officer of Monsoon to ensure such consistency and (iii) used in connection with the preparation of the pro forma financial statements to be included in the proxy statement for the Monsoon Shareholders’ Meeting.

Each of Monsoon or any Monsoon Subsidiary, on the one hand, or any Indigo Group Company, on the other hand, may revise any banking arrangements they may have in place to remove any Lien that may exist in respect of deposited amounts by entering into or providing corporate or parent guarantees in place of such Lien, and following any such guarantee arrangements being put in place such deposited amounts shall no longer be treated as restricted cash for purposes hereof to the extent that such Lien has been fully and unconditionally released and discharged.

In the event that Monsoon or any Monsoon Subsidiary, on the one hand, or any Indigo Group Company, on the other hand, is required to dispose of any asset on or prior to the Closing Date pursuant to a Regulatory Undertaking in accordance with Section 7.04(d), the calculation of Monsoon Net Cash, Monsoon Working Capital and Indigo Working Capital, as applicable, shall be prepared without giving effect to such disposal and for purposes of the calculations hereunder such asset shall be treated as if it was still owned by the relevant Person as of the Closing Date.

All amounts shall be calculated and expressed in U.S. dollars. Any amounts not denominated in U.S. dollars shall be converted into U.S. dollars at the average market spot exchange rate for the 10 trading days immediately prior to the date of determination as published on www.xe.com.

The principles, practices and methodologies set forth in the preceding paragraphs are referred to herein as the “Agreed Accounting Principles”.

Definitions

For purposes of this Agreement:

“Cash and Cash Equivalents” means, with respect to any Person, such Person’s and its consolidated Subsidiaries’, (i) cash in hand, bank balances, current and non-current term deposits and cash on deposit, (ii) short-term investments that are readily convertible to cash, including short-term deposits with original maturities of three months or less, demand deposits, savings accounts, certificates of deposit, money market funds, U.S. treasury bills and other highly liquid marketable securities and (iii) credit card collections in hand, but excluding (w) any restricted cash, (x) pledged term deposits, (y) any amounts required to cover checks and similar instruments and (z) any amounts held in escrow or trust for any other Person.

“Indigo Current Assets” means the consolidated total current assets of Indigo and its consolidated Subsidiaries, including, for the avoidance of doubt:

(i)	Cash and Cash Equivalents;

(ii)	Inventories;

(iii)	Current tax assets (excluding any balance deposited under protest);

(iv)	Trade and other receivables;

(v)	Current assets under employee benefit plans or related trusts; and

(vi)	Other current assets,

but excluding:

(A)	Any balances included as current assets which are doubtful of collection or recovery;

(B)	Deferred difference resulting from the fair value measurement of convertible notes under IFRS, if any; and

(C)	Deferred tax assets.

“Indigo Current Liabilities” means the consolidated total current liabilities of Indigo and its consolidated Subsidiaries, including, for the avoidance of doubt:

(i)	Trade and other payables;

(ii)	Deferred revenue;

(iii)	Statutory liabilities;

(iv)	Deferred rent liabilities;

(v)	Current tax liabilities;

(vi)	Other current liabilities;

(vii)	Accrued and unpaid salary, bonuses or severance payments, transaction-related bonuses and deferred compensation;

(viii)	Unfunded portion of employee retirement benefits and gratuity and leave encashment (including accrued vacation, holiday pay and sick time); and

(ix)	Costs and expenses incurred in connection with the Transactions (including any costs and expenses reasonably expected to be incurred in connection with the Transactions after Closing), if any, other than those costs and expenses which have been paid as of the Closing Date, but excluding:

(A)	Deferred tax liabilities;

(B)	Non-current portion of indebtedness of any kind, including finance lease liabilities, vehicle loans, bank overdraft and any other loans, including any outstanding (due or not due) interest on such loans; and

(C)	Liabilities associated with any Indigo SARs and Naspers Rollover RSUs, including the employer-paid portion of any employment and payroll taxes related thereto.

“Indigo Working Capital” means (i) Indigo Current Assets minus (ii) Indigo Current Liabilities.

“Monsoon Cash” means the consolidated Cash and Cash Equivalents of Monsoon and its consolidated Subsidiaries (excluding any proceeds from the sale of the Optional Shares hereunder).

“Monsoon Consolidated Indebtedness” means all indebtedness for borrowed money of Monsoon and its consolidated Subsidiaries, including (i) borrowings under Monsoon’s existing credit facilities (as in effect on the date hereof or amended after the date hereof not in contravention of this Agreement), (ii) borrowings which are budgeted for in Section 6.01(j) of the Monsoon Disclosure Letter and (iii) issuances of commercial paper for working capital and other short-term borrowings for general corporate purposes.

“Monsoon Current Assets” means the consolidated total current assets of Monsoon and its consolidated Subsidiaries, including, for the avoidance of doubt:

(i)	Inventories;

(ii)	Current tax assets (excluding any balance deposited under protest);

(iii)	Trade and other receivables;

(iv)	Current assets under employee benefit plans or related trusts; and

(v)	Other current assets,

but excluding:

(A)	Any balances included as current assets which are doubtful of collection or recovery;

(B)	Cash and Cash Equivalents;

(C)	Deferred difference resulting from the fair value measurement of the Convertible Notes under IFRS, if any; and

(D)	Deferred tax assets.

“Monsoon Current Liabilities” means the consolidated total current liabilities of Monsoon and its consolidated Subsidiaries, including, for the avoidance of doubt:

(i)	Trade and other payables;

(ii)	Deferred revenue;

(iii)	Statutory liabilities;

(iv)	Deferred rent liabilities;

(v)	Current tax liabilities;

(vi)	Other current liabilities;

(vii)	Accrued and unpaid salary, bonuses or severance payments, transaction-related bonuses, deferred compensation and share appreciation rights, phantom stock or similar plans which are to be settled in cash, together with the employer-paid portion of any employment and payroll taxes related to such rights, phantom stock or plans;

(viii)	Current and non-current liabilities with respect to Monsoon Restricted Stock Units;

(ix)	Unfunded portion of employee retirement benefits and gratuity and leave encashment (including accrued vacation, holiday pay and sick time); and

(x)	Costs and expenses incurred in connection with the Transactions (including any costs and expenses reasonably expected to be incurred in connection with the Transactions after Closing), other than those costs and expenses which have been paid as of the Closing Date, but excluding:

(A)	Deferred tax liabilities;

(B)	Non-current portion of indebtedness of any kind, including the Convertible Notes, finance lease liabilities, vehicle loans, bank overdraft and any other loans, including any outstanding (due or not due) interest on such loans; and

(C)	Monsoon Consolidated Indebtedness to the extent any such indebtedness has been taken into account in the calculation of Monsoon Net Cash and would otherwise be included in Monsoon Current Liabilities but for this clause (C).

“Monsoon Net Cash” means (i) Monsoon Cash minus (ii) Monsoon Consolidated Indebtedness.

“Monsoon Working Capital” means (i) Monsoon Current Assets minus (ii) Monsoon Current Liabilities.

Illustrative Calculations

Indigo Working Capital

March 31, 2016 $m
Inventories	—
Current tax assets (excluding any balance deposited under protest)	—
Trade and other receivables	14.3
Other current assets
Cash and Cash Equivalents	14.7

Indigo Current Assets	28.9
Bank overdraft	—
Loans and Borrowings	—
Trade and other payables	20.9
Deferred revenue	6.6
Other current liabilities	6.0

Indigo Current Liabilities	33.6

Indigo Working Capital	(4.6)

Monsoon Working Capital

	March 31, 2016 $m
Inventories	0.5
Current tax assets (excluding any balance deposited under protest)	0.1
Trade and other receivables	28.2
Other current assets	51.2

Monsoon Current Assets	80.0
Trade and other payables	110.3
Deferred revenue	2.1

Transaction costs and expenses	[●]	*

Current and non-current RSU liabilities	—

Other current liabilities	2.5

Monsoon Current Liabilities	114.9

Monsoon Working Capital	(34.9)

* Amounts shown will be adjusted to account for transaction costs when the actual schedule is prepared.

Monsoon Net Cash

March 31, 2016 $m
Cash and Cash Equivalents:	212.6

including:
Current term deposits	148.6

Non current term deposits	20.8

excluding:
Restricted cash	10.1

Monsoon Cash	212.6
Bank overdraft	7.2
Secured bank loans	0.4
Loans and borrowings	2.0

Monsoon Consolidated Indebtedness	9.6

Monsoon Net Cash	203.0

Illustrative closing date payment:
Monsoon Net Cash @ 66.67%	$135.3
Add/(Less): difference between Indigo Working Capital and Monsoon Working Capital @ 66.67%	$(18.7)
Cash payment	$116.7

Annex B

MAKEMYTRIP LIMITED

Terms of Issue of Class B Shares

1	INTERPRETATION

1.1	Definitions

“Affiliate” of any specified Person refers to any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by Contract or otherwise.

“AK CIC Severance Agreement” refers to the Change In Control Severance Agreement, dated as of November 9, 2016, between MakeMyTrip (India) Private Limited and Mr. Ashish Kashyap.

“Applicable Law” refers to any federal, state, provincial, municipal, domestic or foreign law (including common law), statute, ordinance, rule, regulation, code or Judgment issued, promulgated, made, rendered, entered into or enforced by or with any Governmental Entity.

“Associate” with respect to any Person refers to any other Person of which such first Person is the Beneficial Owner of between 20% and 50% of such other Person’s outstanding Capital Stock or otherwise controls the business decisions of such other Person.

“Beneficial Owner” with respect to any security refers to any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (i) voting power, which includes the power to vote, or to direct the voting of, such security and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security; and such term shall otherwise be interpreted in accordance with Rules 13d-3 and 13d-5 promulgated under the Exchange Act; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any security which may be acquired by such Person pursuant to any contract, arrangement or understanding or through the exercise of any option, warrant or right, or otherwise (irrespective of whether the right to acquire such security is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing), except that in no event shall any Class B Member be deemed to Beneficially Own any securities which it has the right to acquire pursuant to Section 6 unless, and then only to the extent that, it shall have actually exercised such right. The terms “Beneficial Ownership”, “Beneficially Own” and “Beneficially Owned” shall have a correlative meaning.

“Board Qualifications” refers to the requirement that each Director, at the time of nomination and at all times thereafter until such individual’s service on the Board ceases, (i) meets any applicable requirements under Applicable Law, the rules of the Designated Stock Exchange, the Company’s corporate governance policies (to the extent such policies are in effect, and have been made available to the Initial Class B Member, as of October 18, 2016), such other corporate governance policies that the Company may adopt from time to time (to the extent that both a majority of the total number of Directors (including the Class B Directors) and a majority of the total number of Class B Directors have consented to the adoption of such policies) and the Constitution to be a member of the Board and (ii) to the extent required of all Directors of the Company as of October 18, 2016, prior to being nominated, agrees to comply with the requirements in Section 7.1.8.

“Business Combination” refers to (a) any form of business combination or similar transaction or series of transactions involving the Company or any Affiliate thereof, including any merger, amalgamation, sale, acquisition, joint venture, consolidation, issuance of shares, direct share exchange or tender or exchange offer, (b) any form of restructuring, reorganization, recapitalization or similar transaction with respect to the Company or any Affiliate thereof and (c) any acquisition, sale, disposition, lease, distribution, encumbrance, mortgage, pledge, liquidation or exchange of the assets of the Company or any Affiliate thereof comprising a line of business, business segment or division or going concern; in the case of clauses (a) and (b) above, irrespective of whether the Company or any Affiliate thereof is the surviving or resulting entity of any such transaction and irrespective of whether any Capital Stock of the Company or any Affiliate thereof is converted into or exchanged for cash, securities or any other property in any such transaction.

“Business Day” refers to any day except Saturday or Sunday on which commercial banks are not required or authorized to close in Mauritius, Singapore, The Netherlands and New York, New York.

“Capital Stock” with respect to any Person at any time refers to any and all shares, equity interests, rights to share in capital surplus or profits or receive a distribution of assets upon liquidation or dissolution, or other equivalents of capital stock (however designated or classified, whether voting or nonvoting), partnership interests (whether general or limited), limited liability company interests or units, member interests or equivalent ownership interests in or issued by such Person, and any and all warrants, options, rights or other securities (including debt securities) exercisable or exchangeable for, or convertible into, any of the foregoing.

“Cause” has the meaning provided in Section 7.1.4.

“CIC Severance Agreements” refers to each of the DK CIC Severance Agreement, the RM CIC Severance Agreement and the AK CIC Severance Agreement.

“Class B Conversion Notice” has the meaning provided in Section 5.1.2.

“Class B Director” refers to any Director nominated by the Class B Members in accordance with the provisions of these Terms of Issue.

“Class B Member” refers to any Holder of Class B Shares. On the Class B Shares Original Issuance Date, the sole Class B Member is MIH Internet SEA Private Limited.

“Class B Shares” refers to the class B convertible ordinary shares, par value $0.0005 per share, of the Company, which are governed by these Terms of Issue.

“Class B Shares Original Issuance Date” refers to the date of issuance of the original Class B Shares.

“Company Director” refers to any Director nominated by the Company.

“Confidential Information” has the meaning provided in Section 9.1.4.

“Confidentiality Agreement” refers to the confidentiality agreement, dated as of April 25, 2016, between MIH B2C Holdings B.V. (formerly Intervision (Services) Holding B.V.) and the Company, as amended, modified and supplemented from time to time.

“Constitution” refers to the constitution of the Company adopted pursuant to a special resolution by way of written resolutions passed by the Members on July 19, 2010, as supplemented or amended or substituted from time to time.

“Contract” refers to any contract, lease, license, indenture, agreement, commitment or other legally binding arrangement.

“Conversion Time” has the meaning provided in Section 5.2.3.

“Converted Class B Shares” has the meaning provided in Section 5.2.3.

“Convertible Notes” refers to the $180,000,000 aggregate principal amount of 4.25% Convertible Notes due 2021 issued by the Company pursuant to the Convertible Notes Indenture.

“Convertible Notes Indenture” refers to the indenture, dated as of January 14, 2016, between the Company, as issuer, and The Bank of New York Mellon, Singapore Branch, as trustee, pursuant to which the Company issued $180,000,000 aggregate principal amount of 4.25% Convertible Notes due 2021.

“Ctrip” refers to Ctrip.com International, Ltd.

“Ctrip Director” refers to any Director nominated by Ctrip.

“DK CIC Severance Agreement” refers to the Change In Control Severance Agreement, dated as of October 19, 2016, between MakeMyTrip (India) Private Limited and Mr. Deep Kalra.

“Employee Benefit Plan” refers to any plan, program, agreement, arrangement or understanding that is an employment, consulting, deferred compensation, executive compensation, incentive bonus or other bonus, retention, employee pension, profit sharing, savings, retirement, supplemental retirement, stock ownership, stock option, stock purchase, stock appreciation right, restricted stock, restricted stock unit, deferred or phantom stock unit or other equity-based compensation, severance pay, salary continuation, life, death benefit, health, medical, hospitalization, sick leave, vacation pay, paid time off, disability or accident insurance, fringe benefit, perquisite or other employee benefit plan, program, agreement, arrangement or understanding, including any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not legally binding or subject to ERISA).

“ERISA” refers to the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Event of Automatic Conversion” has the meaning provided in Section 5.2.1.

“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

“Fifteen Percent Transfer” refers to a Transfer, or series of Transfers, to a Person other than a Permitted Holder by one or more Class B Members of a number of Class B Shares equal to or more than fifteen (15) percent (but less than thirty (30) percent) of the total voting power of all Monsoon Voting Securities. For the avoidance of doubt, any further Transfer, or series of Transfers, by any Fifteen Percent Transferee of any Monsoon Voting Securities shall not constitute a Fifteen Percent Transfer for purposes hereof.

“Fifteen Percent Transferee” refers to the Transferee in a Fifteen Percent Transfer.

“Forty Percent Transfer” refers to a Transfer, or series of Transfers, to a Person other than a Permitted Holder by one or more Class B Members of (i) a number of Class B Shares equal to or more than forty (40) percent of the total voting power of all Monsoon Voting Securities or (ii) all of the Class B Shares held by such Class B Members, so long as such Class B Shares represent at least thirty (30) percent of the total voting power of all Monsoon Voting Securities. For the avoidance of doubt, any further Transfer, or series of Transfers, by a Forty Percent Transferee of (x) Class B Shares that represent at least forty (40) percent of the total voting power of all Monsoon Voting Securities or (y) all of the Class B Shares held by such Forty Percent Transferee (so long as such Class B Shares represent at least thirty (30) percent of the total voting power of all Monsoon Voting Securities) shall constitute a Forty Percent Transfer for purposes hereof and the transferee of such Class B Shares shall be a Forty Percent Transferee for purposes hereof.

“Forty Percent Transferee” refers to the Transferee in a Forty Percent Transfer.

“Governmental Entity” refers to any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction.

“Group” has the meaning given to such term in Section 13(d)(3) of the Exchange Act.

“Holder” refers to a holder of record of any Monsoon Voting Security.

“Indebtedness” with respect to any Person on any date of determination refers to (without duplication) (i) the principal in respect of indebtedness of such Person for borrowed money, (ii) the principal in respect of obligations of such Person evidenced by bonds, notes, debentures or other similar instruments or by letters of credit (other than those issued to suppliers in the ordinary course of business consistent with past practice), (iii) purchase money obligations of such Person, conditional sale obligations of such Person, obligations of such Person under any title retention agreement and all other obligations of such Person relating to the deferred purchase price of property (other than trade payables incurred in the ordinary course of business consistent with past practice), (iv) obligations of such Person as lessee under leases which have been or should have been recorded as capital leases, in accordance with the accounting standards and rules applicable to such Person, (v) obligations of such Person in respect of amounts outstanding under overdraft or similar lines, (vi) obligations of such Person under or in respect of bankers’ acceptances, letters of credit (other than those securing obligations entered into in the ordinary course of business consistent with past practice to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit), bank guarantees, surety bonds or similar arrangements (including reimbursement obligations with respect thereto), (vii) Liabilities of such Person under any sale and leaseback transaction or any other transaction which is the functional equivalent of, or takes the place of, borrowing but which does not constitute indebtedness on the balance sheet, (viii) Liabilities of such Person under interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other hedging, derivative or similar agreements, (ix) to the extent not otherwise included in the foregoing, the financing of any accounts receivable of such Person, as indicated by the existence of an interest bearing instrument or financial costs (whether or not reflected on the balance sheet), (x) guarantees by such Person of obligations of the type described in the foregoing clauses of any other Person, (xi) obligations of any other Person of the type described in the foregoing clauses that are secured by a Lien on any asset or property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the fair market value of such property or assets and the amount of the obligation so secured, and (xii) accrued interest, prepayment penalties or premiums, breakage fees and all other amounts owed in respect of any of the foregoing.

“Independent Directors” refers to any Director who meets the independence requirements of Rule 5605 of the NASDAQ Stock Market Rules (or of the equivalent rules of another Designated Stock Exchange) and otherwise satisfies the independence requirements set forth in Rule 10A-3 promulgated under the Exchange Act.

“Indigo Parent Disclosure Letter” refers to the letter, dated as of October 18, 2016, from Indigo Parent to the Company in connection with the Transaction Agreement.

“Initial Class B Member” refers to MIH Internet SEA Private Limited.

“Investor Rights” has the meaning provided in Section 7.1.3.

“Investor Rights Provisions” has the meaning provided in Section 7.1.3.

“Judgment” refers to any judgment, order, decree, writ, injunction, circular, award, settlement, stipulation or finding issued, promulgated, made, rendered, entered into or enforced by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Liabilities” refers to liabilities, commitments or obligations of any nature, whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued, due or to become due.

“Lien” refers to any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Applicable Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Market Price” in relation to any listed securities on any date refers to the closing sale price per security (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the NASDAQ (or the principal securities exchange on which such securities are then traded). If none of the securities are listed for trading on a securities exchange on the relevant date, the “Market Price” shall be the last quoted bid price for the securities in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If the securities are not so quoted, the “Market Price” shall be the average of the midpoint of the last bid and ask prices for the securities on the relevant date from each of at least 3 internationally recognized independent investment banking firms selected by the Company for this purpose. If such bid and ask prices are not available, the “Market Price” shall be the price for the securities as reasonably determined in good faith by the Independent Directors.

“Monsoon Stock Plans” refers to the Amended and Restated 2001 Equity Option Plan and the 2010 Share Incentive Plan of the Company (each, as amended as of the Class B Shares Original Issuance Date).

“Monsoon Voting Securities” refers to all shares of all classes of Capital Stock of the Company then outstanding which are normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof, including all Ordinary Shares and Class B Shares.

“NASDAQ” refers to the NASDAQ Global Market.

“New Issuance” has the meaning provided in Section 6.1.1

“Ordinary Shares” refers to the ordinary shares, par value $0.0005 per share, of the Company, which class of shares is listed and admitted to trading on the NASDAQ as of the Class B Shares Original Issuance Date.

“Ordinary Shares Conversion Event” has the meaning provided in Section 4.1.3.

“Permitted Holder” refers to:

(i)	Naspers Limited or any Affiliate thereof;

(ii)	any Person that directly or indirectly acquires all or a substantial portion of Naspers Limited’s e-commerce business or any Affiliate of such Person; or

(iii)	any Person that directly or indirectly acquires all or a substantial portion of Naspers Limited’s “business to consumer” (B2C) business or any Affiliate of such Person;

provided that following (A) either of the acquisitions described in paragraphs (ii) or (iii) above or (B) a Forty Percent Transfer, a “Permitted Holder” refers to:

(x)	in the case of sub-paragraph (A), the Person effecting such acquisition pursuant to paragraphs (ii) or (iii) above, and any Affiliate thereof, as the case may be; or

(y)	in the case of sub-paragraph (B), the Forty Percent Transferee and any Affiliate thereof.

“Permitted Holder Ownership Percentage” as of any date or time, refers to the total number of Monsoon Voting Securities (including all Class B Shares and Ordinary Shares) Beneficially Owned by all Permitted Holders, expressed as a percentage of the total number of Monsoon Voting Securities issued and outstanding as of such date or time.

“Person” refers to any individual, general or limited partnership, corporation, limited liability company, joint stock company, trust, joint venture, unincorporated organization, association or any other entity, including any Governmental Entity, or any Group consisting of two or more of the foregoing.

“Pledged Shares” has the meaning provided in Section 5.2.2.

“Postponed Meeting” has the meaning provided in Section 7.2.1

“Purchase” has the meaning provided in Section 6.1.1.

“Records” refers to all books, records and other documents, including all tax records, books of account, stock records and ledgers, financial, accounting and personnel records, files, invoices, customers’ and suppliers’ lists, other distribution lists, operating, production and other manuals, billing records and sales and promotional literature, in all cases, in any form or medium.

“Registration Rights Agreement” refers to the registration rights agreement, dated as of October 18, 2016, among the Company, the Initial Class B Member and certain other parties named therein.

“Related Person” with respect to any Person refers to:

(i)	any director, executive officer or nominee for director of such Person;

(ii)	any Beneficial Owner of 5% or more of the Capital Stock of such Person;

(iii)	any immediate family member (including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law) of such Person or any Person specified in clause (i) or (ii) above and any individual (other than a tenant or employee) sharing the household of such Person or any Person specified in clause (i) or (ii) above; or

(iv)	any other Person who shall be considered a “related party” as prescribed under the Indian Companies Act, 2013.

“Related Party Transaction” refers to any transaction or series of related transactions (including any purchase, sale, lease, exchange or other disposition of property or other assets, the rendering of any service and any loan, advance or extension of credit) between or among the Company or any Subsidiary thereof, on the one hand, and any Affiliate, Associate or Related Person (in each case excluding the Company or any Subsidiary thereof) of the Company or any Subsidiary thereof, on the other hand.

“Representatives” with respect to any Person refers to its directors, officers, employees, consultants, agents, investment bankers, financial advisors, attorneys, accountants and other advisors and representatives.

“Reserved Matter” refers to each matter set out in Section 7.5.1.

“RM CIC Severance Agreement” refers to the Change In Control Severance Agreement, dated as of October 19, 2016, between MakeMyTrip (India) Private Limited and Mr. Rajesh Magow.

“Securities Act” refers to the U.S. Securities Act of 1933, as amended.

“Subsidiary” of any Person refers to any other Person of which an amount of the securities or interests having by the terms thereof voting power to elect at least a majority of the board of directors or other analogous governing body of such other Person (or, if there are no such voting securities or voting interests, of which at least a majority of the equity interests) is directly or indirectly owned or controlled by such first Person, or the general partner of which is such first Person.

“Terms of Issue” refers to these terms of issue governing the Class B Shares.

“Third Party Tender Offer” refers to a bona fide offer commenced and conducted by any Person (other than any Class B Member or any of its Affiliates, or the Company or any of its Affiliates, or any Group that includes as a member thereof any Class B Member or any of its Affiliates) to purchase or exchange for cash, securities or any other property all of the then outstanding Capital Stock of the Company.

“Thirty Percent Transfer” refers to a Transfer, or series of Transfers, to a Person other than a Permitted Holder by one or more Class B Members of a number of Class B Shares equal to or more than thirty (30) percent (but less than forty (40) percent) of the total voting power of all Monsoon Voting Securities. For the avoidance of doubt, any further Transfer, or series of Transfers, by any Thirty Percent Transferee of any Monsoon Voting Securities shall not constitute a Thirty Percent Transfer for purposes hereof.

“Thirty Percent Transferee” refers to the Transferee in a Thirty Percent Transfer.

“Transaction Agreement” refers to the transaction agreement, dated as of October 18, 2016, among the Initial Class B Member, the Company and MIH B2C Holdings B.V.

“Transaction Documents” refers to the Transaction Agreement, the Registration Rights Agreement, the CIC Severance Agreements and the Confidentiality Agreement.

“Transfer” refers to the sale, transfer, assignment, pledge, conveyance, encumbrance, hypothecation or other disposition (whether by operation of law, by means of foreclosure or otherwise, whether or not for consideration, and whether voluntarily or involuntarily) of Class B Shares, which results in the conversion of such Class B Shares into Ordinary Shares pursuant to Section 5. The terms “Transferring,” “Transferee” and “Transferred” shall have a correlative meaning.

“$” refers to the lawful currency of the United States of America.

1.2	Defined terms used but not defined herein shall have the meaning ascribed to them in the Constitution.

1.3	The headings in these Terms of Issue do not affect their interpretation or construction.

2	GENERAL

2.1	Creation and issuance

2.1.1	The Board shall be authorized to create and issue an unlimited number of Class B Shares from time to time.

2.2	Identical rights

2.2.1	Except as set forth herein, the powers, relative participation and optional or other special rights of the Class B Shares, including rights to participate in share splits, share dividends, share combinations, rights, options or warrants issuances, recapitalizations, reclassifications or similar transactions shall be identical in all respects to those of the Ordinary Shares provided for in the Constitution.

3	VOTING RIGHTS

3.1	Voting rights on a show of hands

3.1.1	At any Members’ meeting on a show of hands each Class B Member present in person (by a duly authorized representative) or by proxy shall have one vote.

3.1.2	On demand by one or more Class B Members holding, in aggregate, more than ten (10) percent of the total voting rights of all Members on the Business Day that precedes a vote of the Members, voting shall take place by way of poll and no resolution shall be deemed to have been carried by a show of hands pursuant to Clause 66 of the Constitution.

3.2	Voting rights on a poll

3.2.1	At any Members’ meeting on a poll each Class B Member present in person (by a duly authorized representative) or by proxy shall have one vote for every fully paid Class B Share of which it is the Holder.

3.3	Voting of the Ordinary Shares and the Class B Shares

3.3.1	Except as otherwise required by Applicable Law, by these Terms of Issue or by the Constitution, the Ordinary Shares and the Class B Shares shall vote together as a single class on all matters on which Holders of Monsoon Voting Securities are entitled to vote.

4	DISTRIBUTION RIGHTS

4.1	Dividends and other payments

4.1.1	Without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, Class B Members and Holders of other Monsoon Voting Securities shall be entitled to such dividends and other distributions in cash, stock or property of the Company as may be declared thereon from time to time in accordance with the Constitution. No dividend or other distribution may be declared or paid on any Monsoon Voting Securities other than the Class B Shares unless a like dividend or other distribution is simultaneously declared or paid, as the case may be, on each Class B Share, without preference or priority of any kind.

4.1.2	All dividends and distributions on the Class B Shares payable in Monsoon Voting Securities shall be paid in the form of Class B Shares and no dividends or distributions on any other Monsoon Voting Securities shall be paid in the form of Class B Shares. In no event will Class B Shares be split, divided, consolidated or combined unless the other outstanding classes of Monsoon Voting Securities shall be proportionately split, divided, consolidated or combined.

4.1.3	In the event of a transaction as a result of which the Ordinary Shares are converted into or exchanged for one or more other securities, cash or other assets or property (a “Ordinary Shares Conversion Event”), then from and after such Ordinary Shares Conversion Event, each Class B Member shall be entitled to receive, upon the conversion of its Class B Shares in accordance with Section 5, the amount of such securities, cash and other assets or property that such Class B Member would have received if the conversion of such Class B Shares had occurred immediately prior to the record date (or if there is no record date, the effective date) of the Ordinary Shares Conversion Event. This Section 4.1.3 shall be applicable in the same manner to all successive conversions or exchanges pursuant to any Ordinary Shares Conversion Event.

4.1.4	No adjustments in respect of dividends shall be made upon the conversion of any Class B Shares in accordance with Section 5; provided, that if any Class B Share shall be converted after the record date for the payment of a dividend or other distribution on Class B Shares but before such payment, then the relevant Class B Member at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on such Class B Share on the payment date notwithstanding the conversion thereof; provided, however, that any such dividend payable in the form of Class B Shares (i) shall be deemed to have been declared on the Ordinary Shares into which such Class B Shares shall have been converted and (ii) any such dividend shall be payable in the form of Ordinary Shares.

4.2	Liquidation

4.2.1	In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the Class B Members, together with the other Holders of Monsoon Voting Securities, shall be entitled to receive all of the remaining assets of the Company available for distribution to its Members in accordance with the terms of the Constitution. In any such distribution, the Holders of Class B Shares, Ordinary Shares and all other Monsoon Voting Securities shall be treated equally on a per share basis.

5	CONVERSION RIGHTS

5.1	Voluntary conversion

5.1.1	Subject to and upon compliance with the provisions of this Section 5.1, at any time and from time to time, any Class B Member may convert any or all of its Class B Shares into an equal number of Ordinary Shares.

5.1.2

At the time of a voluntary conversion, the Class B Member shall deliver to the principal office of the Company or any transfer agent for Ordinary Shares (i) the certificate or certificates representing the Class B Shares to be converted, duly endorsed in blank or accompanied by proper instruments of transfer, and (ii) a duly completed irrevocable written notice substantively in the form of the Exhibit attached hereto

(“Class B Conversion Notice”) to the Company stating that the Class B Member elects to convert such Class B Shares and stating the name or names (with addresses) and denominations in which the certificate or certificates representing the Ordinary Shares issuable upon the conversion are to be issued and including instructions for the delivery thereof.

5.1.3	Within three (3) Business Days after the delivery is made to the Company or its transfer agent of such Class B Conversion Notice and the certificate or certificates representing the Class B Shares to be converted, the Company or its transfer agent shall (i) take all actions and execute all documents necessary to effect the issuance of the full number of Ordinary Shares to which the Holder shall be entitled in satisfaction of any conversion pursuant to this Section 5.1, (ii) if requested by the Holder, deliver at the stated address of such Holder a certificate or certificates representing the number of Ordinary Shares delivered upon each such conversion, (iii) register such Ordinary Shares in the name of the Holder and (iv) cancel (or cause the cancellation of) the certificate or certificates representing the Class B Shares that were converted into Ordinary Shares.

5.2	Automatic conversion

5.2.1	A Class B Share shall automatically, without further action, convert into one Ordinary Share upon the Transfer of such Class B Share to any Person, other than to (i) a Permitted Holder, (ii) a Forty Percent Transferee or (iii) a pledgee of Class B Shares pursuant to Section 5.2.2) (an “Event of Automatic Conversion”), provided that any conversion of Class B Shares which are Transferred to a Thirty Percent Transferee or a Fifteen Percent Transferee, as applicable, shall be subject to the completion of all actions (including the execution and delivery of the relevant shareholders agreement) contemplated by (and compliance by the Company with) Section 7.7.1 or Section 7.7.2, as applicable. For the avoidance of doubt, any Class B Shares which remain Beneficially Owned by any Permitted Holder upon completion of any Thirty Percent Transfer, Fifteen Percent Transfer or any other Transfer that results in an Event of Automatic Conversion shall not be converted into Ordinary Shares in connection therewith or as a result thereof.

5.2.2	Notwithstanding anything to the contrary set forth in these Terms of Issue, a Class B Member may pledge its Class B Shares pursuant to a bona fide pledge of such Class B Shares as collateral security for any indebtedness for borrowed money to any Person (the “Pledged Shares”) due to the pledgee or its nominee; provided, however, that (i) such Class B Shares shall not be voted by or registered in the name of the pledgee and shall remain subject to the provisions of these Terms of Issue and (ii) upon foreclosure, realization or other similar action by any pledgee that is not a Permitted Holder, such Pledged Shares shall automatically convert into Ordinary Shares on a share-for-share basis.

5.2.3	Any conversion pursuant to an Event of Automatic Conversion shall be deemed to have been effected at the time the Event of Automatic Conversion occurred (the “Conversion Time”). At the Conversion Time, the certificate or certificates that represented immediately prior thereto the Class B Shares which were so converted (the “Converted Class B Shares”) shall, automatically and without further action, represent the same number of Ordinary Shares.

5.2.4	Holders of Converted Class B Shares shall deliver their certificates, duly endorsed in blank or accompanied by proper instruments of transfer, to the principal office of the Company or the office of any transfer agent for Ordinary Shares, together with a notice specifying the name or names, addresses and denominations in which the certificate or certificates representing such Ordinary Shares are to be issued and including instructions for delivery thereof.

5.2.5	Upon such delivery, the Company or its transfer agent shall promptly issue and deliver at such specified address to such Holder of Ordinary Shares a certificate or certificates representing the number of Ordinary Shares to which such Holder is entitled by reason of such conversion, and shall cause such Ordinary Shares to be registered in the name of such Holder.

5.2.6

The Person entitled to receive the Ordinary Shares issuable upon such conversion shall be treated for all purposes as the Holder of such Ordinary Shares at and as of the Conversion Time, and the rights of such

Person as a Holder of Class B Shares that have been converted shall cease and terminate at and as of the Conversion Time (to the extent of the conversion), in each case without regard to any failure by such Holder to deliver the certificates or the notice required by these Terms of Issue.

5.3	Unconverted Class B Shares

5.3.1	In the event of the conversion of less than all the Class B Shares evidenced by a certificate surrendered to the Company in accordance with the procedures of this Section 5, the Company shall execute and deliver to or upon the written order of the applicable Class B Member, without charge to such Class B Member, a new certificate evidencing the number of Class B Shares not converted.

5.4	Transfer rights

5.4.1	Immediately upon any voluntary conversion or automatic conversion of Class B Shares pursuant to the provisions of this Section 5, the rights of each applicable Class B Member with regard to such Class B Shares (in its capacity as a Class B Member hereunder) shall cease and any Holder of Ordinary Shares issued upon such conversion that is not a Permitted Holder shall not be entitled, in any respect, to any rights provided under these Terms of Issue.

5.4.2	Immediately upon the completion of a Forty Percent Transfer, the Forty Percent Transferee shall be deemed to be the Class B Member and shall be entitled to all the rights provided (and subject to the same restrictions) under these Terms of Issue, and the Class B Members that Transferred the Class B Shares pursuant to such Forty Percent Transfer shall no longer be Class B Members and shall not be entitled to any rights provided under these Terms of Issue.

5.4.3	Notwithstanding anything in these Terms of Issue to the contrary, following any Transfer of Class B Shares by any Class B Member which results in an Event of Automatic Conversion, the Ordinary Shares of the relevant Transferee that were the subject of such Transfer shall not be treated as being Beneficially Owned by such Class B Member for any purpose under these Terms of Issue.

5.5	Restrictions on issuances and sales

5.5.1	Class B Shares which have been converted into Ordinary Shares shall be retired and canceled automatically upon conversion thereof.

5.5.2	The Company shall not (i) issue, sell, distribute, transfer or otherwise convey any Class B Shares or any securities convertible or exchangeable or exercisable for or into Class B Shares or (ii) reissue, resell, redistribute or otherwise retransfer any Class B Shares that shall have been acquired by the Company in any other manner in each case to any Person other than a Permitted Holder.

5.5.3	Any issuance or sale of Class B Shares (or securities convertible into, or exchangeable or exercisable for, Class B Shares) in violation of Section 5.5.2 shall be null and void ab initio.

5.6	Sufficient reserves

5.6.1	So long as any Class B Shares are outstanding, the Company shall reserve and keep available out of its duly authorized but unissued Ordinary Shares, for the purpose of effecting the conversion of the Class B Shares as provided herein, such number of its duly authorized Ordinary Shares and other securities as shall from time to time be sufficient to effect the conversion of all outstanding Class B Shares.

5.7	Issuance of Ordinary Shares upon conversion

5.7.1	The Ordinary Shares into which any Class B Shares are converted shall be duly authorized and validly issued, fully paid and non-assessable and free of any pre-emptive rights.

5.7.2	The conversion of Class B Shares into Ordinary Shares and the issuance of certificates for Ordinary Shares upon such conversion shall occur without payment of any amounts (including any stamp or other similar tax) by any Permitted Holder to the Company. However, if any such certificate is to be issued in a name other than that of a Permitted Holder, the Person or Persons requesting the issuance thereof shall pay to the Company the amount of any tax which may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Company that such tax has been paid.

5.7.3	If Ordinary Shares to be issued upon the conversion of Class B Shares shall require registration with or approval of any Governmental Entity under any U.S. federal or state law or any Applicable Law of any other jurisdiction before such Ordinary Shares may be validly issued upon conversion, the Company will, to the extent then permitted by Applicable Law, secure such prior registration or approval, as the case may be.

5.7.4	For so long as the Ordinary Shares are listed on a Designated Stock Exchange, the Company shall list and keep listed on such Designated Stock Exchange, any Ordinary Shares issued upon any conversion of any Class B Shares.

5.7.5	The Company shall take all actions and obtain all approvals and registrations required with respect to any conversion of the Class B Shares into Ordinary Shares. The Company shall ensure that the Ordinary Shares can be delivered in accordance with these Terms of Issue upon any conversion hereunder.

5.8	Certain adjustments

5.8.1	In case of the issuance of any Monsoon Voting Securities as a dividend or in the case of any sub-division, split-up, combination, or change of the Monsoon Voting Securities into a different number of Monsoon Voting Securities of the same or any other class or classes, or in the case of any consolidation or merger of the Company with or into another Person, or in case of any sale or conveyance to another Person of the property of the Company as an entirety or substantially as an entirety, the conversion rate as provided herein shall be appropriately adjusted so that the rights of Class B Members shall not be diluted. Adjustments in the rate of conversion shall be calculated to the nearest one tenth (1/10) of a share.

5.8.2	No fractional Ordinary Shares shall be issued upon conversion of Class B Shares. In lieu of fractional shares, the transfer agent shall, within three (3) Business Days immediately following the relevant conversion date, in lieu of any fractional Ordinary Share deliverable upon conversion, pay an amount in cash equal to the Market Price of the Ordinary Shares on the conversion date multiplied by the fraction of Ordinary Shares that would otherwise be issuable.

6	PREEMPTIVE RIGHTS

6.1	Right to subscribe

6.1.1	Subject to Section 6.3 and Applicable Law, at any time that the Permitted Holder Ownership Percentage is equal to or greater than ten (10) percent on the Business Day that precedes a New Issuance, if the Company at any time shall propose to issue any Monsoon Voting Securities (a “New Issuance”), including as acquisition consideration to be paid to any Person or the shareholders of any Person pursuant to the acquisition by the Company of such Person (or the business or assets of such Person), the Class B Members shall have the right to subscribe for and purchase from the Company (on a pro rata basis, if applicable) additional Class B Shares (a “Purchase”) in such amount as shall cause the Permitted Holder Ownership Percentage, as calculated giving pro forma effect to such New Issuance and Purchase, to be equal to the Permitted Holder Ownership Percentage as calculated immediately prior to the consummation of such New Issuance and Purchase and otherwise preserve and maintain the relative voting and distribution rights of the Class B Members.

6.2	Price of subscription

6.2.1	The price payable for any Purchase of additional Class B Shares pursuant to Section 6.1.1 shall be:

(i)	in the case of any Monsoon Voting Securities issued pursuant to any Employee Benefit Plan implemented after the Class B Shares Original Issuance Date, the Market Price as of the date of issuance of such Monsoon Voting Securities issued upon exercise or settlement of any restricted stock units, share appreciation rights or any other rights, warrants, options or other equity awards under such Employee Benefit Plan, as the case may be;

(ii)	in the case of any Monsoon Voting Securities issued as acquisition consideration pursuant to the acquisition by the Company of any Person (or the business or assets of such Person), the same as the implied price per share pursuant to the terms of such acquisition (taking into account any Indebtedness assumed pursuant to such acquisition); or

(iii)	in the case of any other issuance of Monsoon Voting Securities, the same as the price offered to all other investors participating in such New Issuance.

6.2.2	In the case of any New Issuance contemplated by (i) Section 6.2.1(i), the Company shall provide written notice to the Class B Members promptly following the end of each month in which Monsoon Voting Securities have been issued pursuant to the relevant Employee Benefit Plan, which notice shall specify the number of Monsoon Voting Securities issued pursuant to such Employee Benefit Plan during such month and the applicable Market Price(s) in connection with each issuance during such month, or (ii) Section 6.2.1(ii) or Section 6.2.1(iii), the Company shall provide written notice to the Class B Members of such proposed New Issuance as far in advance of such New Issuance as is reasonably practicable in the circumstances, which notice shall include a description, in reasonable detail, of the terms of such New Issuance and the price at which the Class B Members may elect to Purchase new Class B Shares in connection therewith. In the event the Class B Members elect to exercise their Purchase rights with respect to new Class B Shares pursuant to this Section 6, they shall provide to the Company written notice of such election within 10 Business Days of receipt of such notification from the Company, in which case the Class B Members shall purchase the new Class B Shares that they have elected to purchase (A) in the case of Section 6.2.1(i), on the following Business Day, and (B) in the case of Section 6.2.1(ii) or Section 6.2.1(iii), (x) concurrently with the closing of the New Issuance if such election is made prior to the closing of such New Issuance or (y) on the following Business Day if such election is made after the closing date of such New Issuance.

6.3	Exemptions

6.3.1	Section 6.1.1 shall not apply with respect to any Monsoon Voting Securities issued pursuant to:

(i)	the Monsoon Stock Plans in effect as of the Class B Shares Original Issuance Date (it being understood and agreed that the total number of Monsoon Voting Securities able to be issued under the Monsoon Stock Plans in effect as of the Class B Shares Original Issuance Date is 3,095,840 (all of which are in the form of Ordinary Shares); and

(ii)	the terms of the Convertible Notes.

7	BOARD-RELATED RIGHTS

7.1	Size and composition of the Board; nomination rights; resignation

7.1.1	On the Class B Shares Original Issuance Date, the Board shall consist of ten (10) members, comprising:

(i)	four (4) Class B Directors (including one Mauritius resident);

(ii)	two (2) Company Directors;

(iii)	one (1) Ctrip Director; and

(iv)	three (3) Independent Directors (including one Mauritius resident).

7.1.2	Subject to compliance with the rules of the Designated Stock Exchange, Applicable Law and the provisions of the Constitution in effect on the Class B Shares Original Issuance Date, and at any time that the Permitted Holder Ownership Percentage is equal to or greater than ten (10) percent on the Business Day that precedes a vote of the Class B Members, the Class B Members, by ordinary resolution, shall be entitled to:

(i)

nominate from time to time a number of Directors for election or appointment to the Board in proportion to the Permitted Holder Ownership Percentage, which number of Directors shall be rounded to the nearest whole number; provided that for so long as there are at least (i) four

Class B Directors nominated by the Class B Members or (ii) four Directors in total nominated by the Class B Members together with any Thirty Percent Transferee or Fifteen Percent Transferee, as applicable, in each case such Directors shall include one Mauritius resident; and

(ii)	request the removal of any Class B Director at any time.

7.1.3	In the event that the Permitted Holder Ownership Percentage falls below ten (10) percent or fifteen (15) percent (as applicable) at any time, then the relevant investor rights (collectively, the “Investor Rights”) set forth in Section 6, Section 7, Section 9.1 and Section 9.4 (collectively, the “Investor Rights Provisions”) shall automatically terminate and cease to be effective, provided that if the Permitted Holder Ownership Percentage falls below ten (10) percent or fifteen (15) percent (as applicable) due to any failure by the Company to perform or comply with its obligations under Section 6 (“Company Failure”) or otherwise due to any Class B Member being unable to exercise its preemptive rights pursuant to Section 6 in a timely manner or at all as a result of any requirement of Applicable Law, stock exchange rules, judicial or legal process or any Governmental Entity (“Third Party Restriction”), and the Permitted Holder Ownership Percentage subsequently becomes equal to or greater than ten (10) percent or fifteen (15) percent (as applicable, when the Company Failure is remedied or the Third Party Restriction is removed), then such Investor Rights shall immediately apply again upon the Permitted Holder Ownership Percentage becoming equal to or greater than ten (10) percent or fifteen (15) percent (as applicable). The termination or ineffectiveness of the Investor Rights Provisions hereunder shall not relieve any party from any liability or damages resulting from any breach by such party of its obligations with respect to such Investor Rights Provisions prior to such termination or ineffectiveness.

7.1.4	Except as may otherwise be required pursuant to Applicable Law or the Constitution, neither the Company nor the Board shall remove, or take any action in favor of the removal of, any Class B Director unless such removal is at the written direction of the Class B Members or for Cause. Removal for “Cause” shall mean the willful and continuous failure of a Class B Director to substantially perform such director’s duties to the Company, other than any such failure resulting from incapacity due to physical or mental illness, or the willful engaging by a Class B Director in gross misconduct materially and demonstrably injurious to the Company.

7.1.5	In the event of (i) any failure by any Class B Director to satisfy the Board Qualifications, (ii) any removal of any Class B Director, (iii) the death, disability, retirement or resignation of any Class B Director (or any other vacancy created with respect to the position of any Class B Director) or (iv) any failure by any Class B Director to be elected at any annual or special meeting of the shareholders of the Company at which such Class B Director stood for election, the Class B Members shall have the sole and exclusive right to designate a replacement Class B Director to fill such vacancy and serve on the Board, and the Company shall arrange for the appointment or election of such individual to the Board (who shall, following such appointment or election, be a Class B Director) as promptly as practicable following receipt of written notice from the Class B Members designating such replacement Class B Director and of all documentation requested by the Company reasonably required in connection with such appointment, but in no event later than 30 days after receipt by the Company of such written notice.

7.1.6

In the case of any appointment by the Board of a Class B Director to the Board, the Company shall convene a meeting of the Board or obtain resolutions in writing signed by all members of the Board pursuant to the Constitution and appoint such Class B Director to the Board, who shall hold office as a Class B Director until the next annual meeting of shareholders in accordance with the Constitution. At any annual or special meeting of the Company’s shareholders at which any Class B Director is to be elected, the Company shall, subject to any requirements of Applicable Law and such Class B Director satisfying the Board Qualifications, nominate each such Class B Director for election to the Board and use its best efforts (which shall include (i) including in any written notice of such meeting of shareholders or proxy statement used by the Company to solicit the vote of its shareholders in connection with any such meeting the recommendation of the Board that the shareholders of the Company vote in favor of the election of each such Class B Director, (ii) soliciting proxies in favor of the election of such Class B Director, (iii) supporting each such Class B Director in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate and (iv) if necessary, expanding the size of the Board in order to allow for the requisite number of Class B Directors) to cause the election of such Class B Director to the Board.

7.1.7	The Company shall not revise or amend the Board Qualifications in any manner that has the intent or effect of adversely affecting the nomination or election of any Class B Director (including by adding any requirement that all Directors meet citizenship or independence requirements that would disqualify individuals known by the Company to be the Class B Members’ probable designees as Class B Directors).

7.1.8	Any Class B Director duly elected to the Board shall:

(i)	agree to hold in confidence all confidential information provided to such Person by the Company in his or her capacity as a Director (provided that the Class B Director shall not be restricted in any confidential communications or discussions with or the confidential provision of information to any Class B Member, its Affiliates and their respective directors, officers, employees, accountants, agents, counsel and other representatives who are subject to the same confidentiality obligations as set forth herein) to the same degree as other members of the Board, and

(ii)	be subject to the Company’s bylaws, charters, guidelines, codes of conduct, policies and procedures and Applicable Law governing the fiduciary responsibilities of directors to the same degree as other members of the Board.

7.1.9	In the event that the number of Class B Directors on the Board is greater than the number of Class B Directors that the Class B Members are permitted to nominate in accordance with Section 7.1.2(i), the Class B Members shall, by ordinary resolution, cause the applicable number of Class B Directors to tender his or her resignations from the Board promptly.

7.1.10	In the event that the Permitted Holder Ownership Percentage is less than ten (10) percent, the Class B Members shall, by ordinary resolution, cause the remaining Class B Directors to tender his or her resignations from the Board promptly.

7.2	Quorum

7.2.1	At any time that the Permitted Holder Ownership Percentage is equal to or greater than fifteen (15) percent on the Business Day that precedes a vote of the Board, notwithstanding Clause 116 of the Constitution, the quorum fixed by the Board shall always require a majority of the Board (including no fewer than (i) two Class B Directors and (ii) two Mauritian resident directors) to be present, provided that if a quorum is not present at a meeting of the Board due to the absence of either Class B Director within sixty (60) minutes of the time when the meeting should have begun or if during the meeting there is no longer a quorum, then the meeting shall be adjourned for one week (such meeting, as postponed, the “Postponed Meeting”). Written notice of the Postponed Meeting shall be given to all Directors at least two Business Days prior to the Postponed Meeting. At the Postponed Meeting, a quorum can be achieved without the presence of Class B Directors (provided that notwithstanding the foregoing, any action to be taken at any Postponed Meeting with respect to any Reserved Matter shall still be subject to the requirements of Section 7.5 and attendance at such Postponed Meeting of the requisite Class B Directors).

7.3	Board committee representation

7.3.1

Subject to compliance with the rules of the Designated Stock Exchange, Applicable Law and the provisions of the Constitution in effect on the Class B Shares Original Issuance Date (including the relevant Class B Directors meeting any applicable independence requirements), at any time that the Permitted Holder Ownership Percentage is equal to or greater than ten (10) percent, one Class B Director shall serve on each committee of the Board. For so long as any Class B Directors serve (or at any time the Class B Members are entitled to nominate or appoint Directors) on the Board, (i) the Board will not form an executive committee of the Board or any other committee of the Board with functions similar to those customarily granted to an executive committee unless, in each case, the Class B Directors are represented on such committee in proportion to the Permitted Holder Ownership Percentage (which number of Class B Directors shall be rounded to the nearest whole number) and (ii) all Board consideration of, and voting with respect to, any Business Combination, tender offer or exchange offer, sale or acquisition of material assets, liquidation or dissolution, in each case involving the Company or any of its Subsidiaries or its or their securities or a material amount of the assets or businesses of the Company or any of its Subsidiaries, and any material financing transactions and appointment and employment of executive officers, will take place only at the full Board level.

7.3.2	In the event that the Permitted Holder Ownership Percentage is less than ten (10) percent, the Class B Members shall no longer have the right to appoint any Class B Director to serve on any committee of the Board and shall cause the applicable Class B Directors to resign from the relevant Board committees.

7.4	Audit Committee observer

7.4.1	At any time that the Permitted Holder Ownership Percentage is equal to or greater than ten (10) percent on the Business Day that precedes a meeting of the Audit Committee and no Class B Director serves on the Audit Committee, the Class B Members, by ordinary resolution, shall have the right to appoint a representative to attend Audit Committee meetings as an observer.

7.4.2	In the event that the Permitted Holder Ownership Percentage is less than ten (10) percent, the Class B Members shall no longer have the right to appoint a representative to attend Audit Committee meetings (whether as an observer or otherwise) and shall cause the applicable Class B Director to cease attending Audit Committee meetings.

7.5	Reserved Matters

7.5.1	Regardless of whether approval by the Board would otherwise be required under the rules of the Designated Stock Exchange, Applicable Law or the provisions of the Constitution, at any time that the Permitted Holder Ownership Percentage is equal to or greater than fifteen (15) percent on the Business Day that precedes the date of any action in respect of a Reserved Matter, the Company shall not, and shall procure that none of its Subsidiaries shall, take any action in respect of any matter set out below without the prior approval of both a majority of the total number of Directors (including the Class B Directors) and a majority of the total number of Class B Directors (each, a “Reserved Matter”):

(i)	entering into any transaction that would (i) impose any limitation on the legal rights of any Class B Member as a shareholder of the Company, including any transaction that would impose a restriction (without lawful exemption for the Class B Members) based upon the size of security holding, the jurisdiction of incorporation of a security holder, the business in which a security holder is engaged or any other consideration applicable to any Class B Member and not to shareholders of the Company generally, (ii) deny any material benefit to any Class B Member proportionately as a holder of any class of shares of Capital Stock of the Company that is made available to other holders of any class of shares of Capital Stock of the Company generally or (iii) otherwise adversely discriminate against any Class B Member as a shareholder of the Company;

(ii)	amending, restating, waiving or otherwise modifying any provision of any investor rights agreement, investment agreement, shareholder agreement or other Contract entered into with any other shareholder of the Company in any manner that would be adverse to the rights of any Class B Member or more favorable to the rights of such other shareholder thereunder than to the rights of the Class B Members hereunder;

(iii)

entering into any Contract that purports to or in fact limits (i) the activities that may be conducted by any Class B Member or its Affiliates or (ii) in any material respect, other than in the ordinary course of business (including pursuant to customary covenants entered into as part of ordinary course financing arrangements), the scope of business that may be conducted by the Company (whether through restraint of trade or non-competition covenants or similar provisions);

(iv)	entering into any Contract or transaction (or series of related transactions) (including any Business Combination or similar transaction) providing for or resulting in (i) any Person, other than the Class B Members and their Affiliates, becoming the Beneficial Owner of more than 35% of the issued and outstanding Monsoon Voting Securities (or the Person surviving the relevant transaction) or otherwise acquiring (directly or indirectly) effective control of the Company and its Subsidiaries or (ii) the sale, lease, transfer, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than the Class B Members and their Affiliates;

(v)	approving, adopting or implementing any takeover defense measure (including any “poison pill”, stockholder rights plan or similar anti-takeover agreement or plan), other than any such measure, plan or agreement that would not apply to the Class B Members and their Affiliates;

(vi)	selling, exchanging, transferring or otherwise disposing of any assets or Subsidiary of the Company if (i) the annualized revenue generated by such assets or subsidiary, together with the annualized revenue of all other assets or subsidiaries so disposed of within the twelve month period ending on the date of such disposal, exceeds 50% of the Company’s consolidated total revenue for the preceding fiscal year, (ii) such assets or subsidiary, together with all other assets or subsidiaries so disposed of within the twelve month period ending on the date of such disposal, represents more than 50% of the Company’s consolidated total assets as of the end of the preceding fiscal year or (iii) such assets or subsidiary, together with all other assets or subsidiaries so disposed of within the twelve month period ending on the date of such disposal, represents more than 50% of the Company’s total number of transactions for the preceding fiscal year;

(vii)	issuing any securities where such issuance would require the prior approval of the holders of Monsoon Ordinary Shares pursuant to Rule 5635 of the NASDAQ Stock Market Rules as in effect as of the date hereof, or if the Ordinary Shares are no longer listed on the NASDAQ, the rules of any other stock exchange or market on which the Ordinary Shares are then listed (in each case treating the Company as if it was not a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act));

(viii)	causing the Company or any Subsidiary thereof to enter into any line of business other than online travel and travel services businesses;

(ix)	incurring, assuming, issuing, guaranteeing or otherwise becoming liable for Indebtedness which, when aggregated with the principal amount of all other Indebtedness then outstanding, which would require approval of the Company’s shareholders under Applicable Law, or which would exceed 20% of the consolidated total assets of the Company as of the end of the preceding fiscal year;

(x)	terminating the employment of the Executive Chairman and Group CEO, the Co-Founder and CEO India or the Co-Founder and President of the Company, or appointing any new or additional Executive Chairman and Group CEO, Co-Founder and CEO India or Co-Founder and President of the Company; and

(xi)	increasing or decreasing the size of the Board if such increase or decrease would result in a decrease in the percentage of the Class B Directors represented on the Board.

7.6	Related Party Transactions

7.6.1

After the Class B Shares Original Issuance Date, the Company shall not, and shall not permit any Subsidiary to, directly or indirectly, enter into, modify, amend or conduct, or agree to enter into, modify, amend or conduct, any Related Party Transaction involving aggregate value or consideration exceeding $120,000, other than in the ordinary course of business consistent with past practice, unless such Related Party Transaction has been approved by, or is consistent with or pursuant to the terms of a policy, transaction or agreement (or form of agreement) approved by, the affirmative vote or written consent of a majority of the Independent Directors, in addition to any other approvals that may be required pursuant to Applicable Law, the NASDAQ Stock Market Rules (or the rules of any other applicable securities exchange or stock exchange) or the Constitution. Notwithstanding anything to the contrary set forth herein, (i) any transaction pursuant to the terms of any Transaction Document or these Terms of Issue (including any exercise of preemptive rights hereunder) shall not be subject to this Section 7.6.1 and (ii) no Contract set forth in Section 4.18(a)(iv) of the Indigo Parent Disclosure Letter shall be subject to amendment or termination as a result of this Section 7.6.1; provided that any amendment or waiver of any provision of any Contract set forth in Section 4.18(a)(iv) of the Indigo Parent Disclosure Letter or any Transaction Document after the Closing shall be subject to the requirements of this Section 7.6.1.

7.7	Additional Shareholder Agreements

7.7.1	In connection with any Thirty Percent Transfer, the relevant Class B Member shall have the option to require the Company to enter into a separate shareholders agreement with the relevant Thirty Percent Transferee, pursuant to which such Thirty Percent Transferee shall be provided with substantially the same rights (and be subject to the same restrictions set forth in Section 8) as those which are provided to such Class B Member pursuant to Section 6, Section 7 and Section 9.1, as well as registration rights substantially consistent with those of the Initial Class B Member set forth in the Registration Rights Agreement. In the event that such Class B Member elects to exercise such option, it shall notify the Company in writing, which notice shall identify the Thirty Percent Transferee and describe in reasonable detail the terms of such Thirty Percent Transfer. Upon receipt of such notice, the Company shall promptly commence good faith discussions with such Thirty Percent Transferee and prepare and enter into a definitive version of such shareholders agreement with such Thirty Percent Transferee as promptly as practicable thereafter.

7.7.2	In connection with any Fifteen Percent Transfer, the relevant Class B Member shall have the option to require the Company to enter into a separate shareholders agreement with the relevant Fifteen Percent Transferee, pursuant to which such Fifteen Percent Transferee shall be provided with substantially the same rights (and be subject to the same restrictions set forth in Section 8) as those which are provided to such Class B Member pursuant to Section 6, Section 7 (other than Section 7.5) and Section 9.1, as well as registration rights substantially consistent with those of the Initial Class B Member set forth in the Registration Rights Agreement. In the event that such Class B Member elects to exercise such option, it shall notify the Company in writing, which notice shall identify the Fifteen Percent Transferee and describe in reasonable detail the terms of such Fifteen Percent Transfer. Upon receipt of such notice, the Company shall promptly commence good faith discussions with such Fifteen Percent Transferee and prepare and enter into a definitive version of such shareholders agreement with such Fifteen Percent Transferee as promptly as practicable thereafter.

8	TRANSFER RESTRICTIONS

8.1	General

8.1.1	The right of the Class B Members to Transfer any Covered Shares is subject to the restrictions set forth in this Section 8, and no Transfer of Covered Shares by any Class B Member may be effected except in compliance with this Section 8. Any attempted Transfer in violation of this Section 8 shall be of no effect and shall be null and void, regardless of whether the purported Transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Section 8, and shall not be recorded on the share transfer books of the Company.

8.2	Transfer Restrictions

8.2.1	During the period commencing from the Class B Shares Original Issuance Date until the second anniversary of the Class B Shares Original Issuance Date, no Class B Member shall Transfer any Covered Shares to any Person identified on Schedule 1 (the “Competitor List” and each such Person identified therein, a “Competitor”) or, to the knowledge of such Class B Member, any Subsidiary of any such Person.

8.2.2	During the period commencing from the Class B Shares Original Issuance Date until the first anniversary of the Class B Shares Original Issuance Date, no Class B Member shall Transfer any Covered Shares to any Person who, after giving effect to such Transfer, to the knowledge of such Class B Member, would Beneficially Own in the aggregate 15% or more of the issued and outstanding Monsoon Voting Securities.

8.2.3	The Transfer restrictions set forth in Section 8.2.1 and Section 8.2.2 shall not apply to Transfers:

(i)	to any Permitted Holder;

(ii)	pursuant to any Business Combination approved in advance by the Board or any Third Party Tender Offer;

(iii)	pursuant to any registered public offering in accordance with the Securities Act, but only so long as such Class B Member uses reasonable best efforts to ensure that such registered public offering does not result in any Person becoming the Beneficial Owner in the aggregate 15% or more of the issued and outstanding Monsoon Voting Securities;

(iv)	pursuant to any open market sales made in accordance with Rule 144 under the Securities Act, but only so long as such Class B Member uses reasonable best efforts to ensure that such open market sales do not result in any Person becoming the Beneficial Owner in the aggregate 15% or more of the issued and outstanding Monsoon Voting Securities;

(v)	to the Company or any of its Subsidiaries, including pursuant to any open market share repurchase program or an issuer self-tender offer or any other transaction pursuant to which any Capital Stock of the Company is acquired by the Company or any of its Subsidiaries or any plan or trust in respect of which voting is controlled by the Company or any of its Subsidiaries; or

(vi)	made pursuant to transactions approved in advance by the Board.

8.3	Competitor List

8.3.1	The Competitor List identifies the Competitors as of the Class B Shares Original Issuance Date. The Company may amend the Competitor List from time to time after the Class B Shares Original Issuance Date to add or remove Competitors from the Competitor List; provided that each such amendment shall only be effective upon the mutual agreement of the Company and the Class B Members; provided further that, unless otherwise agreed by the Class B Members in writing, (i) any Person so added to the Competitor List as a Competitor must be a material direct competitor of the Company engaging in one or more of the Company’s principal lines of business in India, as reasonably determined by the Company and the Class B Members, and (ii) the Company may not amend the Competitor List (A) prior to the six month anniversary of the Class B Shares Original Issuance Date or (B) more than once per each twelve-month period thereafter. For the avoidance of doubt, Naspers Limited and its Subsidiaries shall never be included in the Competitor List.

8.4	Notation of Restrictions

8.4.1	The Company shall make a notation on its records or give instructions to any transfer agents or registrars for the Capital Stock of the Company in order to implement the restrictions on Transfer set forth in this Section 8 and shall ensure such notation is amended or removed to reflect the termination of such Transfer restrictions at the time of such termination, as set forth in Section 8.2.1 and Section 8.2.2.

8.5	Acquisition of Monsoon Securities

8.5.1	Subject to Section 7.6, compliance with Applicable Law, the NASDAQ Stock Market Rules (or the rules of any other applicable securities exchange or stock exchange) and the Constitution in effect as of the Class B Shares Original Issuance Date, nothing in these Terms of Issue shall in any way restrict, limit or prohibit any Class B Member or its Affiliates from acquiring additional Monsoon Securities, at any time and from time to time, on the open market, in privately negotiated transactions, by tender offer or exchange offer, or otherwise.

9	OTHER RIGHTS

9.1	Inspection and information rights

9.1.1	For so long as the Permitted Holder Ownership Percentage is equal to or greater than ten (10) percent, upon reasonable written notice by any Class B Member from time to time, the Company shall, and shall cause its Subsidiaries to, subject to Applicable Law, provide such Class B Member and its Representatives with reasonable access during normal business hours to the personnel, properties, systems, Contracts, Records (including financial Records) and Representatives of the Company, including by, as reasonably requested by such Class B Member, subject to Applicable Law, promptly providing copies to such Class B Member and its Representatives of any of the foregoing systems, Contracts and Records (including financial Records), and the Company shall use commercially reasonable efforts to make available to such Class B Member and its Representatives senior members of management of the Company to discuss and answer questions with respect to the Company’s business, financial condition, results of operations and prospects.

9.1.2	Such Class B Member shall (i) reimburse the Company for all reasonable, documented out-of-pocket costs and expenses incurred by the Company or any Subsidiary thereof in connection with any action taken by it pursuant to this Section 9.1 and (ii) use reasonable best efforts to minimize any disruption to the businesses of the Company and its Subsidiaries that may result from the requests for access and information by such Class B Member and its Representatives hereunder.

9.1.3	Notwithstanding the foregoing provisions of this Section 9.1, the Company may withhold (i) any documents (or portions thereof) or information that is subject to the terms of a confidentiality agreement with a third party and (ii) any document (or portions thereof) or information which may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by the Company’s counsel, constitutes a waiver of any such privilege. If any information is withheld by the Company pursuant to the immediately preceding sentence, the Company shall inform such Class B Member as to the general nature of what is being withheld.

9.1.4	The Class B Members shall keep confidential, and shall instruct their Representatives to keep confidential, all information relating to the Company and its Subsidiaries provided by the Company or any Subsidiary thereof to such Class B Member and its Representatives pursuant to this Section 9.1 (“Confidential Information”), except as may otherwise be required by (i) Applicable Law or stock exchange requirements or (ii) judicial or legal process or by any Governmental Entity, in which case such Class B Member will, to the extent permitted by Applicable Law, provide the Company with prompt written notice of such requirement so that the Company may seek an appropriate protective order (at the Company’s sole expense). If, failing the entry of a protective order, such Class B Member or its Representatives are, on the advice of counsel, compelled to disclose any Confidential Information, such Class B Member or its Representatives, as applicable, may make the disclosures that its counsel advises it is compelled to make and will exercise reasonable best efforts to obtain assurance that confidential treatment will be afforded to the Confidential Information that is being disclosed. For purposes hereof, “Confidential Information” shall not include any information that is or becomes generally available in the public domain other than as a result of such Class B Member’s breach of this Section 9.1.4.

9.2	Voluntary adjustment of rights

9.2.1	The Class B Members may, by ordinary resolution, at any time and from time to time suspend (i) the voting rights of each Class B Share; and/or (ii) the distribution rights of each Class B Share, in each case for a period no longer than six months, provided that, unless such suspension is renewed by the Class B Members (by ordinary resolution), the original voting and distribution rights of the Class B Shares set out in these Terms of Issue as in effect on the date hereof shall be restored automatically upon the expiry of the specified period.

9.3	Amendments of the Terms of Issue

9.3.1	These Terms of Issue shall not be varied, modified or abrogated without the prior approval of the Class B Members, by ordinary resolution.

9.4	No other inconsistent amendments

9.4.1	At any time that the Permitted Holder Ownership Percentage is equal to or greater than ten (10) percent on the Business Day that precedes a vote of the Members and except as otherwise required by Applicable Law, the Company shall not amend its Constitution in any manner, enter into or amend any agreement, or take any similar actions that would adversely affect the Class B Members’ rights under these Terms of Issue or the Company’s ability to comply with its obligations under these Terms of Issue.

EXHIBIT

FORM OF CONVERSION NOTICE

To:	MAKEMYTRIP LIMITED

[    ], as TRANSFER AGENT

The undersigned registered owner of the Class B Shares hereby exercises the option to convert the Class B Shares referred to in the enclosed share certificate, or the portion hereof below designated, into Ordinary Shares in accordance with the Terms of Issue referred to in the enclosed certificate representing the Class B Shares, and directs that any cash payable and any Ordinary Shares deliverable upon such conversion, together with any cash payable for any fractional Ordinary Share, and a new certificate (evidencing the number of Class B Shares not converted) be issued and delivered to the registered Holder hereof unless a different name has been indicated below. If any Ordinary Shares or a new certificate evidencing the number of Class B Shares not converted are to be issued in the name of a Person other than the undersigned, the Person or Persons requesting the issuance thereof shall pay to the Company the amount of any tax which may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Company that such tax has been paid.

[The undersigned further certifies:

1. The undersigned acknowledges (and if the undersigned is acting for the account of another person, that person has confirmed that it acknowledges) that the Ordinary Shares received upon conversion of the Class B Shares (or securities represented thereby) have not been and are not expected to be registered under the Securities Act.

2. The undersigned further certifies that either:

(a) The undersigned is, and at the time Ordinary Shares are delivered in conversion of the Class B Shares will be, the holder of the Ordinary Shares represented thereby, and (i) the undersigned is not a U.S. person (as defined in Regulation S under the Act) and is located outside the United States (within the meaning of Regulation S) and acquired, or have agreed to acquire and will have acquired, the Class B Shares being converted and the Ordinary Shares being delivered in the conversion outside the United States and (ii) the undersigned is not in the business of buying and selling securities.

OR

(b) The undersigned is a broker-dealer acting on behalf of its customer; its customer has confirmed to the undersigned that it is, and at the time Ordinary Shares are delivered in conversion of the Class B Shares will be, the holder of the Ordinary Shares, and (i) it is not a U.S. person (as defined in Regulation S under the Act) and it is located outside the United States (within the meaning of Regulation S and acquired, or have agreed to acquire and will have acquired, the Class B Shares being converted and the Ordinary Shares being delivered in the conversion outside the United States and (ii) it is not in the business of buying and selling securities or, if it is in such business, it did not acquire the Class B Shares being converted from the Company or any affiliate thereof in the initial distribution of the Class B Shares.

OR

(c) The undersigned is a qualified institutional buyer (as defined in Rule 144A under the Act) acting for its own account or for the account of one or more qualified institutional buyers and the undersigned is (or such account or accounts are) the sole beneficial owner(s) of the Ordinary Shares to be received upon conversion of the Class B Shares.]

3. The undersigned acknowledges that if the undersigned (and any such other account) is or becomes an Affiliate of the Company, the Ordinary Shares would be “restricted securities” under the Act.

4. The undersigned agrees (and if the undersigned is acting for the account of another person, that person has confirmed that it agrees) that, unless and until the undersigned (or such other account) is notified by the Depositary that the restrictive legend on the Ordinary Shares has been removed from such security, the undersigned (and such other account) will not offer, sell, pledge or otherwise transfer the Ordinary Shares (or securities represented by such Ordinary Shares) except in accordance with the restrictions set forth in that legend and any applicable securities laws of the United States and any state thereof.

Dated:

Signature(s)

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15 if Ordinary Shares are to be issued, or certificates representing Class B Shares are to be delivered, other than to and in the name of the registered holder.

Fill in for registration of Ordinary Shares if to be issued, and certificates representing Class B Shares if to be delivered, other than to and in the name of the registered holder:

(Name)

(Street Address)

(City, State and Zip Code) Please print name and address	Number of Class B Shares to be converted (if less than all)

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the certificate in every particular without alteration or enlargement or any change whatsoever.

Social Security or Other Taxpayer Identification Number

SCHEDULE 1

COMPETITOR LIST